2023

Sustainability and Annual Reports

2024

Notice and Proxy Statement


AVERY
DENNISON



LETTER FROM OUR PRESIDENT & CEO

Deon Stander

Fellow Stakeholders,

Our team at Avery Dennison displayed tremendous agility throughout 2023 amid a dynamic business climate. While market conditions turned out to be very different than we initially anticipated and we did not meet our initial expectations for the full year, I am pleased with how we navigated the challenging environment. Importantly, we made solid progress toward our long-term strategic priorities, expanded our Intelligent Label platform and advanced our sustainability efforts, leveraging our strong materials science foundation and digital identification innovations to deliver for all stakeholders.

Building on our business strengths

The primary industries we serve experienced significant inventory destocking in 2023. In response to lower volume, we effectively made adjustments, protected margins and carefully managed costs while deepening our insights on the drivers of demand and inventory throughout our value chain. Our Materials Group delivered strong margins, with volume improving sequentially each quarter, and our Solutions Group sales increase reflected strong growth in high-value categories, particularly Intelligent Labels, as well as the impact of acquisitions. We are well positioned to deliver strong earnings growth in 2024 while making significant progress toward delivering our long-term sustainability and financial targets. As industry leaders in our primary businesses with competitive advantages in scale and innovation, we continue to provide service excellence and create value for our customers across the globe.

Evolving our strategies

As our business continued to evolve, we refined our strategies to further concentrate on the key areas that will enable our success over the long term. Our core set of strategies now includes leading at the intersection of the physical and digital — an important differentiator as our customers increasingly look for help in solving complex industry challenges, such as labor efficiency and supply chain effectiveness, waste reduction, circularity and transparency, and better connecting brands and consumers. In our ever more connected world, the potential to solve these challenges rests on the ability for physical items to have a digital identity. Avery Dennison is uniquely positioned to connect the physical and digital, leveraging the core capabilities of our Materials and Solutions businesses while further delivering market-driven innovation, as demonstrated by the power of our Intelligent Labels platform.

Accelerating growth in high-value categories

Our Intelligent Labels platform is now a roughly $850 million business that has averaged nearly 20% growth on an organic basis for many years. In 2023, we increased our potential in this space as programs ramped up and adoption in new categories, like logistics and food, accelerated. In 2023, our teams successfully executed the largest single wave program in RFID history in support of a global logistics service provider. Our customers continue to recognize the significant benefits of our Intelligent Labels technologies and solutions, from increasing supply chain and inventory visibility to enhancing the experience of their end consumers. Another one of our high-value categories, external embellishments, was bolstered by multiple strategic acquisitions in 2023 that added complementary capabilities to our Embelex portfolio and provided greater market access. With the vast opportunity available in high-value categories, we continue to invest and increase our capacity to grow in this area.

Advancing sustainability for our people and planet

Working toward a fully sustainable future while supporting the communities in which we operate is critical to the long-term health of our business strategy and culture. We use our resources, operational experience and creativity to drive better outcomes for our industries, customers, team and world. Last year, we made further progress reducing our environmental footprint, expanding our portfolio of sustainability-oriented products, and advancing our diversity, equity and inclusion efforts. I am proud to say we are on track to achieving our 2025 sustainability goals and have accelerated our plans to deliver our 2030 goals.

In the area of corporate social responsibility, the Avery Dennison Foundation through its grantmaking and relief efforts supported critical community needs worldwide, including increasing education access, advancing environmental sustainability and supporting secure livelihoods.

Creating value and expanding our potential
Entering 2024, we are confident in our ability to execute our core business strategies, deliver significant earnings growth, and make substantial progress toward our long-term goals.

Given the diversity of our end markets, as well as the clear competitive advantages in both of our businesses and our talented and resilient team, we are in a strong position to expand our potential and continue unlocking significant growth opportunities. Most promising, the important role we play in addressing our industries' and customers' most pressing problems enables us to create even greater value for our stakeholders, making a brighter, more connected future possible.

Thank you to our entire Avery Dennison team for their passion and commitment and to you for your interest in Avery Dennison.

Deon

ABOUT THIS REPORT

This integrated report summarizes how we performed strategically and financially for the fiscal year ending December 30, 2023. It includes our 2023 annual report and our 2024 notice and proxy statement and highlights our progress toward the 2025 sustainability goals we established in 2015 and the 2030 goals and targets we established in 2020 and announced in 2021. Sustainability data have not been audited. Our policies on climate, human rights and water are publicly available on our website at **esg.averydennison.com**.

Contents

Our Company

We are a global materials science and digital identification solutions company that provides a wide range of branding and information solutions that optimize labor and supply chain efficiency, reduce waste, advance sustainability, circularity and transparency, and better connect brands and consumers.

Our products and solutions include labeling and functional materials, radio frequency identification (RFID) inlays and tags, software applications that connect the physical and digital, and a variety of products and solutions that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.





We comprise two business groups.

Materials Group

Our Materials Group is an industry-leading provider to the pressure-sensitive label and graphics industries worldwide. Our innovative products include label materials, graphics and reflective materials, and functional bonding materials, such as tapes. Our label materials enhance shelf appeal for brands, inform shoppers, advance circularity, increase transparency, help reduce waste and improve operational supply chain efficiency. Our graphics portfolio offers highly engineered products that range from vehicle wraps to architectural films.

Materials Group plays a key role in advancing our fast-growing Intelligent Labels platform, providing the materials science capabilities and process engineering expertise that are essential to developing and manufacturing Intelligent Labels at scale.

Solutions Group

Our Solutions Group is an industry-leading global provider of information and branding solutions. Our solutions cover a breadth of customer needs from digital identification and data management, branding and embellishment, as well as productivity, pricing and retail media. We empower customers across multiple retail and industry segments to connect the physical and digital, leveraging our market-leading RFID solutions. Our technology addresses complex industry challenges, provides transparency and visibility across supply chains, improves labor and waste efficiency, and enables better consumer experiences at the point of purchase and beyond. Market segments served include the global apparel, logistics, food and grocery, and general retail industries.

As the world's largest ultra-high frequency RFID solutions provider, we leverage our innovation and data management capabilities, global footprint and market access in the ongoing advancement of our Intelligent Labels platform.

OUR VALUES

Our culture is the foundation of everything we do, and our company values are the basis of that culture. These core values shape our behavior and support our business and people as we continue to grow.



Integrity
We are driven by doing the right thing. Always.



Sustainability
We are focused on the long-term health of our business, planet and communities.



Courage
We are brave in the face of adversity and the unknown.



Innovation
We use imagination and intellect to create new possibilities.



External Focus
We get out to get better.



Teamwork
We are better when we work together and put others ahead of ourselves.



Diversity
We gain strength from diverse ideas and inclusive teams.



Excellence
We expect the best from ourselves and each other.

OUR STAKEHOLDERS

Customers
We provide innovative, high-quality products and solutions, with industry-leading service.

Employees
We cultivate a diverse, engaged, safe and healthy workforce.

Communities
We are responsible stewards of the environment and a force for good in our communities.

Investors
We are committed to delivering superior shareholder returns over the long term.

OUR BUSINESS STRATEGIES

We have a clear set of strategies to enable our long-term success over a wide range of business cycles. Our materials science foundation and Intelligent Labels platform uniquely position us to connect the physical and digital to address some of the most complex problems facing our industries and customers.

In 2023, we evolved our established long-term strategies and added a vital new one that reflects our growing Materials and Solutions connected capabilities.

- Drive outsized growth in high-value categories through market-driven innovation
- Grow profitably in our base business
- **Lead at the intersection of the physical and digital***
- Effectively allocate capital and relentlessly focus on productivity
- Lead in an environmentally and socially responsible manner

We remain confident that our strategies will continue to generate superior value for all stakeholders through a balance of GDP+ growth and top-quartile returns over the long term.

*Boldface indicates the strategy we evolved in 2023.

FINANCIAL HIGHLIGHTS

Following a challenging 2023, we expect progress toward our long-term targets in 2024 as label and apparel markets rebound and Intelligent Labels growth accelerates.

	2021–2025 Targets	2021–2023 Results[1]
Sales Change Ex. Currency	**5%+**	**8%**
Adjusted EBITDA Growth	**6.5%**	**6%**
Adjusted EBITDA Margin	**16%+** in 2025	**15.1%** in 2023
Adjusted EPS Growth	**10%**	**4%**
Return On Total Capital (ROTC)	**18%+**	**12.4%** in 2023



Net Sales ($M)
Sales Change Ex. Currency[1]
$9,039
13.1%
$8,364
(6.9)%
2022
2023
Reported EPS
Adjusted EPS[1]
$9.21
$9.15
$6.20
$7.90
2022
2023
Net Cash Provided by Operating Activities
Adjusted Free Cash Flow[1]
($M)
$961
$667
$826
$592
2022
2023

[1] Definitions, limitations and reconciliations of non-GAAP financial measures from most directly comparable GAAP measures are in Appendix A to the 2024 proxy statement contained herein. Additional information on 2021-2025 targets and 2021-2023 results are on pages 4 and 5 of the 2024 proxy statement contained herein.

SUSTAINABILITY HIGHLIGHTS

We employ strategic practices in our approach to sustainability to manage how our products affect the environment upstream and downstream and determine how we can mitigate the impact of our operational footprint. Our innovation platforms focus on material circularity and waste reduction and elimination, which are fundamental to our stated ambition of delivering products and solutions that advance the circular economy. We annually report our scope 3 greenhouse gas (GHG) emissions through CDP, and in 2023, we made steady progress engaging suppliers, and moving toward materials-based and supplier-specific emissions factors.

We continue to make excellent progress toward our 2025 and 2030 sustainability goals and, in doing so, we continue to create long-term value for our stakeholders. Our March 2024 ESG Download is available on **investors.averydennison.com** and **esg.averydennison.com**.

Progress Toward 2025 Goals

2025 Goals	Baseline (2015)	2023 Results
70% of revenues from sustainability-driven products		**67%** Materials Group (Label and Graphics Materials only) **64%** Solutions Group (Apparel Solutions only)
3% absolute GHG reduction every year (26% cumulative by 2025)*		**63%** cumulative GHG emissions reduction*
100% certified paper 70% Forest Stewardship Council (FSC)-certified face paper	**45%** FSC-certified	**96%** certified **79%** FSC-certified
95% landfill-free 75% waste recycled	**90%** landfill-free **55%** recycled	**93%** landfill-free* **64%** recycled*
70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**97%** of films
70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**96%** of chemicals
40% women in manager level and above	**32%**	**36%**
Maintain world-class safety and employee engagement scores	**0.31** RIR **80%** engagement	**0.22** RIR **80%** engagement[1]
Publicly commit to goals/report progress		Continued enhancing sustainability transparency with more comprehensive reporting

*As of Q3 2023. Full-year results available in Q3 2024.
[1] In 2023, we utilized a new partner, process and platform, and more than doubled the questions asked. As such, 2023 reflects a new baseline from which we will measure progress ongoing.

Progress Toward 2030 Goals

	Baseline (2015)	2023 Results
Goal 1: Deliver innovations that advance the circular economy		
Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions.		
Solutions Group: 100% of our core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our Sustainable ADvantage Standard.	—	**75%** (Apparel Solutions only)
Materials Group: 100% of our standard label products will contain recycled or renewable content. All of our regions will have labels that enable circularity of plastics.	—	**61%** (Label and Graphics Materials only)
Goal 2: Reduce our environmental impact in our operations and supply chain		
Reduce our scope 1 and 2 GHG emissions by 70% from our 2015 baseline. Work with our supply chain to reduce our 2018 baseline scope 3 GHG emissions by 30%[2], with an ambition of net zero by 2050.	—	**63%** scope 1 and 2* Prior year scope 3 calculations are available in our most recent CDP Climate Response
Source 100% of paper fiber from certified sources focused on a deforestation-free future.	**45%** FSC-certified	**96%** certified
Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery.	**84%** landfill-free **55%** recycled	**89%** landfill-free*[1] **64%** recycled*[1]
Deliver a 15% increase in water efficiency at our sites that are located in high or extremely high risk countries as identified in the World Resources Institute (WRI) Aqueduct Tool.	—	**9%***
Goal 3: Make a positive social impact by enhancing the livelihood of our people and communities		
Foster an engaged team and an inclusive workplace.		
• Inclusion Index: 85%	—	**76%**[3]
• Employee Engagement: 82%	**80%**	**80%**[3]
• Females in manager level or above positions: 40%	**32%**	**36%**
• Safety: 0.2 Recordable Incident Rate (RIR)	**0.31 RIR**	**0.22 RIR**
Support the participation of our employees in Avery Dennison Foundation grants and foster the well-being of the communities in which we and our supply chain operate.	—	Made ADF grants in **72%** of countries in which we operate **95%** incorporated employee volunteerism

*As of Q3 2023. Full year results available in Q3 2024.

[1] We have changed our calculation methodology to more closely align with our 2030 goals since our prior-year report. A detailed description of these changes can be found in our ESG Download.

[2] Our 30% reduction by 2030 goal covers our purchased goods and services (GHGP category 1) and end-of-life treatment of sold products (GHGP category 12), as aligned with our SBTi target.

[3] In 2023, we utilized a new partner, process and platform, and more than doubled the questions asked. As such, 2023 reflects a new baseline from which we will measure our progress going forward.

OUR STRATEGIES IN ACTION

Drive outsized growth in high-value categories through market-driven innovation

We continue to invest in high-value categories, developing new solutions and sustainable innovations that provide significant value to our customers. In 2023, we continued to shift our portfolio toward these categories, both organically and through M&A.



OPTIMIZING LABOR AND SUPPLY CHAIN EFFICIENCY

Accelerating logistics performance and unlocking customer value through RFID innovation

We expanded the use of our RFID technology into logistics, speeding operations, improving item-level tracking and accuracy, and saving time and labor for one of the world's largest global logistics service providers. This program was the largest single-wave RFID deployment in the industry's history. Following the implementation in more than 1,000 locations in the United States and Canada, item-level misshipments declined from one in 400 to about one in 1,000.

We are changing how brands and retailers view supply chain operations, and how improvements can quickly deliver savings and advance overall supply chain efficiency. A leading sports retailer, a national grocery chain and a European-based apparel retailer are some of the businesses we partnered with to upgrade historically analog processes with digitally integrated RFID-enabled supply chain solutions.


RFID

HELPING BRANDS AND CONSUMERS BETTER CONNECT

Enabling a seamless shopping experience enhances consumer perceptions

We work with leading brands to optimize their omnichannel supply chains and enhance the consumer experience. Through the use of RFID technology, and in partnership with our customers and technology providers, we have supported multiple automated retail self-checkout processes.

In collaboration with a multinational technology company, we helped develop RFID-enabled frictionless checkout in a National Football League team's stadium merchandise store in the United States.

Every item for sale in the store has a unique RFID tag, which looks like a standard apparel tag. Customers simply enter the store, take what they like and leave through the exit gate. When they pass through the exit gate, the tags on their purchases are read by RFID readers. After exiting the store, the credit or debit card they used is charged. The system requires no queuing or barcodes, improving the consumer experience by making transactions quick and convenient.

Grow profitably in our base business

Our extensive experience creating customer solutions, coupled with our core capabilities in materials science, engineering and process technology, underpins our innovation mindset. Our products can be found on or in items that call for identification, branding or tracking in retail and industrial market segments.

Our products connect consumers to brands and track consumables and durable goods, providing our customers with value in the strategic areas of handling efficiency, shipment accuracy, on-time delivery, inventory management, recycling, marketing and shelf appeal.

ADVANCING SUSTAINABILITY, CIRCULARITY AND TRANSPARENCY

Our CleanFlake™ adhesive technology, which we launched as an innovation to enable recyclability, is now an industry standard. Our global Label and Packaging Materials team set out to create a robust adhesive solution that would allow polyethylene terephthalate (PET) packaging to be completely recycled. CleanFlake™ technology was the answer. Since then, we have introduced the next generation of CleanFlake™. This new iteration combines the first-generation CleanFlake™ solution's wash-off functionality with the properties found in the current portfolio to bring circular solutions to scale.

Enabling rigid plastic recycling with next-generation CleanFlake™ adhesive technology

Our next-generation CleanFlake™ technology incorporates high-density polyethylene (HDPE) recycling compatibility. The CleanFlake™ solution facilitates rigid plastic recycling without compromising shelf-appeal and label performance to help CPG customers achieve their sustainability goals.

Our CleanFlake™ technology is now recognized in North America by the Association of Plastic Recyclers for PET and HDPE recycling processes. Our continuing innovation in adhesives demonstrates our leadership in providing solutions that enable a circular economy.



Our AD CleanFlake™ adhesive technology is now recognized in North America by the Association of Plastic Recyclers for PET and HDPE recycling processes.


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Technology

REDUCING WASTE

Making room for more labels with linerless labeling

In 2023, we saw increased market acceptance of our Materials Group's linerless labeling innovations. This label platform consists of variable information labels used in e-commerce, food delivery, weigh scale, and transportation and logistics applications. Our linerless labeling innovations allow room for 50% to 80% more labels per roll resulting in fewer changeovers and less downtime, as well as material savings compared with standard linered products.

In Europe, AD LinrSave™ and AD LinrConvert™ are the first generation of decorative linerless solutions enabled by micro-perforation technology. These products advance sustainability by greatly reducing label waste, decreasing CO_2 and water footprints while providing the functionality and shelf appeal of pressure-sensitive labels. This development marks our next stage of label innovation, propelling the industry to a more sustainable and connected future.



Lead at the intersection of the physical and digital

We envision a future in which every physical item will have a digital identity and digital life. We combine our materials science expertise, Intelligent Label platform and atma.io[SM] connected product cloud to address our industries' and customers' most complex challenges of optimizing labor and supply chain efficiency, reducing waste, advancing sustainability, circularity and transparency and, ultimately, helping brands and consumers better connect.

OPTIMIZING LABOR AND SUPPLY CHAIN EFFICIENCY

Improving supply chain efficiency

The need for digital product identification and data tracking from origin to manufacture, through to shipper to warehouse and retail locations, to the consumer and end-of-life or recycling is more critical than ever. Unexpected disruptions continue to demonstrate the need for efficient and transparent supply chains.

Our Case Verification solution provides critical shipping accuracy and compliance benefits for boxed goods. Using RFID technology and our atma.io[SM] connected product cloud, our solution can detect errors at the warehouse level before orders are shipped. One customer increased accuracy by more than 5% at their distribution center level.

After piloting Case Verification, one of our largest athletic apparel and footwear customers quickly rolled out the solution across three continents. They are seeing results in real time using our atma.io[SM] dashboard feature.

OPTIMIZING LABOR AND SUPPLY CHAIN EFFICIENCY

Aiding loss detection and prevention, improving inventory accuracy and transforming the customer experience

We partnered with one of the world's largest fast fashion groups to develop a unique solution that incorporates RFID into their garments, providing inventory visibility as well as enabling electronic article surveillance (EAS) technology to aid in loss detection and prevention and increase inventory accuracy. Our patented AD TexTrace™ technology is woven into the garment or label, eliminating the need for a separate EAS "hard" tag and combining multiple needs into a single solution. We piloted the program in 2023 with one of the group's brands, demonstrating the value created through improved inventory accuracy on loss prevention, detection and customer satisfaction. We are now rolling out the solution across the brand's portfolio.

We have worked closely with this fast fashion group to help them optimize operations and labor efficiency through RFID technology, driving item-level data insights that inform decision-making and improve business operations. This operational data has played a crucial role in providing product visibility throughout the supply chain and availability for customers, whether online or in-store, when and where they want to purchase it.

What's more, the improved inventory management helps optimize labor efficiency, freeing up resources for shopper services that are essential to customer satisfaction.

ADVANCING SUSTAINABILITY, CIRCULARITY AND TRANSPARENCY

Enabling circularity with Modern Milkman

In 2023, we became a top-tier investor for the UK-based Modern Milkman sustainable grocery delivery service. The Modern Milkman application brings together our materials science, RFID and atma.io℠ connected product cloud capabilities to reduce packaging waste in the UK grocery sector. It marks the first use of RFID in the UK to follow returnable packaging throughout its lifecycle.

To date, Modern Milkman has saved millions of plastic bottles. That number will continue to increase with the help of our RFID solution that monitors and tracks Modern Milkman's reusable glass bottles. Our digital solutions provide item-level traceability and enable quick and effective sorting of large volumes to enable a more circular economy.


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Our Embelex™ portfolio of digitally enabled branding solutions connects fans with their favorite team or player.

HELPING BRANDS AND CONSUMERS BETTER CONNECT

Driving fan interaction in U.S. team sports with Embelex™

We continue to extend digital solutions into our Embelex™ external embellishment platform by incorporating digital sensors into our embellishments for professional sports around the world. Our solutions empower teams, venues and sponsors to directly connect with fans and drive deeper fan engagement.

In U.S. professional sports, multiple teams have used the combination of our digital solutions and Embelex™ portfolio to better connect with their fans and put digital technology to work with customized team apparel. Using digitally connected embellishments, teams are providing fans with unique digital content from key sponsors, and some teams are digitally connecting fanwear and marketing events to generate ticketing sales leads.

Effectively allocate capital and relentlessly focus on productivity

Effectively Allocate Capital

We employ a disciplined capital allocation strategy to deliver strong returns. We are investing in our future growth both organically and through acquisitions and venture investments, while returning cash to shareholders through share repurchases and dividends.

HELPING BRANDS AND CONSUMERS BETTER CONNECT

Expanding Embelex™ capability and reach

In support of our strategy to accelerate growth in high-value categories and expand our capabilities, in 2023, we acquired three external embellishments businesses. The move positions us as a leading solutions provider in this key growth platform for our Solutions Group.

We acquired Lion Brothers, a leading designer and manufacturer of apparel brand identity systems. The acquisition significantly broadens our Embelex™ portfolio, a full-service, end-to-end platform for on-product branding, graphics and trims. Lion Brothers has established relationships with leading U.S. sports leagues and brands. Its high-quality fabric embellishments are fully compatible and complementary with our existing Embelex™ portfolio.

Our acquisition of Thermopatch advances our growth strategy in team sports and brings our digitally enabled Embelex™ branding solutions into the workwear, healthcare and laundry industries.

With our recent acquisition of the Silver Crystal Group, we now have an established presence in sports apparel customization and application across in-venue, direct-to-business and e-commerce platforms.

Investing in productivity and service flexibility

In 2023, we continued to invest in our Intelligent Labels platform with the construction of our largest manufacturing site in Mexico. The site significantly expands our global capacity and supply chain capability for future industry adoption and growth of intelligent labels. The facility is expected to be operational in 2024.

We also streamlined materials handling and improved productivity and customer service at our Materials Group's Greenfield, Indiana, manufacturing site. These are the latest refinements to our site, which had several upgrades during an investment and expansion period that started in 2018.

With the expansion of our Painesville, Ohio, manufacturing facility, we continue to invest in capabilities that target high-value categories and further enhance our ability to develop and produce high-quality pressure-sensitive tapes and bonding solutions. Our new energy-efficient coater and production line is expected to begin operation during the second quarter of 2024. We also continued to expand our service proposition to customers by adding a distribution center in Northern California. The investment improves our service and product offering to our wine and spirits customers, providing same or next-day delivery service and enabling the collection of liner waste for recycling.

Relentless Focus on Productivity

Improving Intelligent Label manufacturing

With an eye on improving our RFID business's growth, lowering capital costs and meeting growing demand, we continuously improve how we produce intelligent labels. In 2023, we developed a second generation of our proprietary inlay manufacturing process that significantly increases processing and the capital efficiency of our manufacturing operations. This process innovation allows us to broaden our service offering as we drive adoption in new categories like food and logistics.

Lead in an environmentally and socially responsible manner

We create value through our products and solutions, and we recognize the essential role that labels, materials and information play in advancing a more sustainable and circular economy. Our research and development efforts include sustainable innovation and product designs that advance the circular economy, reduce materials and waste, use recycled content and extend product end-of-life or enable product recycling.

Goal 1: Deliver innovations that advance the circular economy

ADVANCING SUSTAINABILITY, CIRCULARITY AND TRANSPARENCY

Investing in apparel recycling technology

We invested in Circ, a U.S.-based chemical recycler that separates and recycles polyester and cotton from mixed textile waste. Through its proprietary process, Circ returns used garments back to raw materials for reuse.

Our investment will help Circ accelerate the commercialization of its innovation. Circ's industrial-scale polycotton recycling pilot plants are in development. Once up and running, the sites will allow apparel brands, supported by Avery Dennison digital labeling solutions, to recycle mixed textile waste streams, such as polyester-


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Our Digital Care Label enables Mara Hoffman to support circularity by directly engaging with consumers.

cotton blends, into high-quality cellulose-based or PET-based yarns for use in apparel production.

Additionally, we are working with Circ and other supply chain partners to connect brands with consumers through intelligent garment labeling. Intelligent labels communicate product sustainability information, enable circularity and optimize efficiency by making automation possible at key stages of the recycling process. These developments are foundational to advancing circularity and textile-to-textile recycling in the apparel supply chain.

In one exciting apparel design and creation application, we partnered with luxury brand Mara Hoffman and Circ to create a limited-edition sustainable dress. Dubbed “The Dress that Changes Everything,” the garment features our Digital Care Label that includes a QR code powered by our atma.io℠ connected product cloud. Our label enables consumers to connect with the Mara Hoffman brand to understand the garment’s entire journey and directly engage in circularity by offering information on repair, repurpose and resale options.

ADVANCING SUSTAINABILITY, CIRCULARITY AND TRANSPARENCY

Partnering for package reuse

A sustainability goal at one of the world’s largest, most diversified food and beverage companies is to reduce virgin plastic use by one-third by 2025. To help achieve this target, the business launched a pilot to replace single-use plastic food containers with reusable food containers.

Our European Materials business developed a unique labeling material solution with a low-temperature wash-off adhesive that allows labels to be removed in plain water, enabling efficient reuse of the new containers and reducing waste. The solution requires no chemicals or additives. The reusable packaging can be filled up to 80 times before being recycled. The 80-use new containers are estimated to save 36 kilograms of glass and 5 kilograms of plastic packaging compared with the previous single-use food containers.

In another business case, we developed a thinner, lighter recycle-friendly label that conforms to the shape of skin care bottles for a well-known European personal care brand available worldwide. Our Global MDO decorative label with CleanFlake™ technology allows the bottles to be compatible with recycling processes. The solution reduces carbon emissions by 22% and uses 30% less water compared with a typical label.



CST is operational at our Turnhout, Belgium, plant

Northern Europe’s largest concentrated solar thermal (CST) platform and thermal storage installation at our production plant in Turnhout, Belgium, supplies zero-carbon solar energy. It provides heat equivalent to 2.3 GWh of gas consumption, reducing the plant’s greenhouse gas emissions by an average of 9% annually compared to current rates.

Goal 2:
Reduce our environmental impact in our operations and supply chain

Reducing natural gas and electrical consumption

Our Luxembourg manufacturing site lowered its natural gas consumption by reducing waste heat, boosting recuperation, eliminating steam usage and optimizing onsite processes. In just 100 days, the site reduced factory natural gas usage by 20% per square meter compared to 2022. This amount equates to an annual reduction of approximately 6,000 megawatts. Our European Materials’ manufacturing facilities cut gas consumption by 22% and electricity consumption by 13%, decreasing our environmental footprint.

Powering our global facilities with renewable energy
Our renewable energy investments continued throughout 2023, with solar installations that provide an additional 4.8 megawatts of capacity and help power manufacturing operations at several of our global manufacturing facilities. The installations reflect our goal of reducing scope 2 GHG emissions. We have new installations in Ancarano, Italy, and Wehnrath, Germany, along with several new rooftop installations in Asia Pacific. To further advance our sustainability efforts, we expanded our onsite generating capacity in both owned and operated solar arrays and through power purchase agreements.



In 2023, we invested nearly $1 million to increase education access. Grants include support for youth entrepreneurship in Malaysia and youth literacy in Argentina.

Goal 3:
Make a positive social impact by enhancing the livelihood of our people and our communities

Our corporate social responsibility (CSR) initiatives are broad, deep and encompassing. They increase education access, advance environmental sustainability and support secure livelihoods. Our employees identify and address needs in their local communities for assistance in areas such as disaster response and diversity, equity and inclusion (DEI). Our corporate social responsibility investments are primarily made through the Avery Dennison Foundation (ADF). Together with our company, ADF made $5.5 million in CSR-related financial contributions in 2023.


AVERY DENNISON
BUILDING
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ASCENDANCE
AVERY DENNISON
OUTREACH PROGRAM

Increasing equity through global grantmaking
We prioritize grants to communities and geographies facing the greatest need. In 2023, we invested nearly $1 million to increase education access. Grants included support for youth entrepreneurship in Malaysia and youth literacy in Argentina.

We also invested $1.3 million to support secure livelihoods. We improved economic access for people in Pakistan and Kenya, sponsored job training for refugees in the Netherlands, and supported Special Olympics Latin America and the UN Foundation's Resilience Fund for Women in Global Value Chains.

We invested more than $600,000 in environmental sustainability. We awarded a two-year grant to the Gift of the Givers Foundation to support borehole drilling at schools in Cape Town, South Africa, and Samburu, Kenya, to harvest and recycle water, provide water purification solutions and improve clean water access.

Global grantmaking supports youth education and entrepreneurship in Malaysia.



We are building a culture of inclusion for our manufacturing employees as part of our DEI development programs.

Investing in communities

Our employees also advance community investments with monetary contributions and through volunteerism. In 2023, ADF granted $1 million in 37 countries through its Granting Wishes program, where employees nominate local NGOs to receive grants and organize volunteer events. Through a separate employee-giving program, ADF matched $25,000 contributed by more than 300 employees for earthquake relief in Turkey and war relief in Gaza, Israel and Ukraine. In 2023, ADF established its Employee Crisis Fund to financially assist employees impacted by natural disasters and other humanitarian crises. The fund supported 475 employees in northern China affected by devastating floods.

Supporting youth education and entrepreneurship

Partnering with independent third parties to advance education access, ADF provides college scholarships to the children of company employees. The U.S. Scholars program, administered in partnership with Scholarship America, annually awards scholarships to children of employees based in the U.S. and Canada. In 2023, ADF partnered with the Institute of International Education to provide scholarships to children of employees in Bangladesh, Honduras, India, Mexico, Sri Lanka and Vietnam.

Advancing diversity, equity and inclusion (DEI)

In 2023, we continued to advance DEI, focusing on actions and impact aligned to our global DEI pillars of fairness, women leaders, inclusion of manufacturing employees, and increased equity and inclusion for underrepresented groups. We refreshed our diverse slate standards to ensure we source and consider a strong set of candidates with a variety of experiences, backgrounds and perspectives.

We also piloted various leadership development programs to strengthen mentorship and career development with particular attention on underrepresented groups. To improve manufacturing employees' sense of inclusion, we launched an opt-in smart mobile app that gives access to information they want to see and hear.

Our global Talent Management Team, in partnership with our Company Leadership Team, developed and piloted an enterprise-wide competency model to serve as the consistent standard against which we hire, develop, promote and reward talent.

Supporting DEI through ADF funding

ADF supported organizations promoting DEI globally with grants totaling $395,000. The funding supports minority veterans in the U.S., LGBTQ+ youth in Singapore and India's first LGBTQI Center of Excellence in Delhi. ADF granted Special Olympics Asia Pacific $40,000 to help people with intellectual disabilities develop physical fitness, courage and skill-building.

2023

ANNUAL REPORT


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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 30, 2023 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-7685

AVERY DENNISON CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**95-1492269**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
8080 Norton Parkway **Mentor, Ohio**	**44060**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(440) 534-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1 par value	AVY	New York Stock Exchange
1.25% Senior Notes due 2025	AVY25	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates as of July 1, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $13.7 billion.

Number of shares of common stock, $1 par value, outstanding as of January 27, 2024, the end of the registrant's most recent fiscal month: 80,508,663.

The following documents are incorporated by reference into the Parts of this Form 10-K indicated below:

Document	Incorporated by reference into:
Portions of Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 25, 2024	Parts III, IV

AVERY DENNISON CORPORATION

FISCAL YEAR 2023 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Safe Harbor Statement

The matters discussed in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as "aim," "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "foresee," "guidance," "intend," "may," "might," "objective," "plan," "potential," "project," "seek," "shall," "should," "target," "will," "would," or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. Our forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause our actual results to differ materially from the expected results, performance or achievements expressed or implied by such forward-looking statements.

We believe that the most significant risk factors that could affect our financial performance in the near term include: (i) the impacts to underlying demand for our products from global economic conditions, political uncertainty, and changes in environmental standards and governmental regulations; (ii) competitors' actions, including pricing, expansion in key markets, and product offerings; (iii) the cost and availability of raw materials; (iv) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; (v) foreign currency fluctuations; and (vi) the execution and integration of acquisitions.

Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for the fiscal year ended December 30, 2023. Actual results and trends may differ materially from historical or anticipated results depending on a variety of factors, including but not limited to, risks and uncertainties related to the following:

- International Operations – worldwide economic, social, political and market conditions; changes in political conditions, including those related to China, the Russia-Ukraine war, the Israel-Hamas war and related hostilities in the Middle East; fluctuations in foreign currency exchange rates; and other risks associated with international operations, including in emerging markets
- Our Business – fluctuations in demand affecting sales to customers; fluctuations in the cost and availability of raw materials and energy; changes in our markets due to competitive conditions, technological developments, laws and regulations, tariffs and customer preferences; increasing environmental standards; the impact of competitive products and pricing; execution and integration of acquisitions; selling prices; customer and supplier concentrations or consolidations; financial condition of distributors; outsourced manufacturers; product and service quality; restructuring and other productivity actions; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; successful implementation of new manufacturing technologies and installation of manufacturing equipment; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; collection of receivables from customers; our sustainability and governance practices; and epidemics, pandemics or other outbreaks of illness
- Information Technology – disruptions in information technology systems, cyber attacks or other security breaches; and successful installation of new or upgraded information technology systems
- Income Taxes – fluctuations in tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; retention of tax incentives; outcome of tax audits; and the realization of deferred tax assets
- Human Capital – recruitment and retention of employees and collective labor arrangements
- Our Indebtedness – credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest rates; volatility in financial markets; and compliance with our debt covenants
- Ownership of Our Stock – potential significant variability of our stock price and amounts of future dividends and share repurchases
- Legal and Regulatory Matters – protection and infringement of intellectual property; impact of legal and regulatory proceedings, including with respect to environmental, compliance and anti-corruption, environmental, health and safety, and trade compliance
- Other Financial Matters – fluctuations in pension costs and goodwill impairment

Our forward-looking statements are made only as of February 21, 2024. We assume no duty to update these forward- looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

PART I

Item 1. BUSINESS

Company Background

Avery Dennison Corporation ("Avery Dennison" or the "Company" and generally referred to as "we" or "us") was incorporated in Delaware in 1977 as Avery International Corporation, the successor corporation to a California corporation of the same name incorporated in 1946. In 1990, we merged one of our subsidiaries into Dennison Manufacturing Company ("Dennison"), as a result of which Dennison became our wholly-owned subsidiary and in connection with which we changed our name to Avery Dennison Corporation. You can learn more about us by visiting our website at www.averydennison.com. Our website address provided in this Annual Report on Form 10-K is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this report or incorporated by reference into this report.

Business Overview and Reportable Segments

We are a global materials science and digital identification solutions company that provides a wide range of branding and information solutions that optimize labor and supply chain efficiency, reduce waste, advance sustainability, circularity and transparency, and better connect brands and consumers. Our products and solutions include labeling and functional materials, radio-frequency identification ("RFID") inlays and tags, software applications that connect the physical and digital, and a variety of products and solutions that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Our reportable segments for fiscal year 2023 were:

- Materials Group; and
- Solutions Group

In 2023, our Materials Group and Solutions Group reportable segments comprised approximately 69% and 31%, respectively, of our total net sales.

In 2023, international operations constituted a substantial majority of our business, representing approximately 69% of our net sales. As of December 30, 2023, we operated over 200 manufacturing and distribution facilities in more than 50 countries.

Materials Group

Our Materials Group business is a leading provider to pressure-sensitive label and graphics industries worldwide. Our innovative products include label materials, graphics and reflective materials and functional bonding materials, such as tapes. Our label materials enhance shelf appeal for brands, inform shoppers, advance circularity, increase transparency, help reduce waste and improve operational supply chain efficiency. Our graphics portfolio offers highly engineered materials that range from vehicle wraps to architectural films. Materials Group plays a key role in advancing our fast-growing intelligent labels business, providing the materials science capabilities and process engineering expertise essential to developing and manufacturing intelligent labels at scale.

Our Materials Group manufactures and sells Fasson®-, JAC®-, and Avery Dennison®-brand pressure-sensitive label materials and performance tapes products, Avery Dennison®- and Mactac®-brand graphics, and Avery Dennison®-brand reflective products. Materials Group's business tends not to be seasonal, except for certain outdoor graphics and reflective products.

Pressure-sensitive materials consist primarily of papers, plastic films, metal foils and fabrics, which are coated with internally-developed and purchased adhesives, and then laminated with specially-coated backing papers and films. They are then sold in roll or sheet form with either solid or patterned adhesive coatings in a wide range of face materials, sizes, thicknesses and adhesive properties.

A pressure-sensitive, or self-adhesive, material is one that adheres to a surface by press-on contact. It generally consists of four layers: a face material, which may be paper, metal foil, plastic film or fabric; an adhesive, which may be permanent or removable; a release coating; and a backing material to protect the adhesive from premature contact with other surfaces that can also serve as a carrier for supporting and dispensing individual labels. When the products are ready for use, the release coating and protective backing are removed, exposing the adhesive so that the label or other face material may be pressed or rolled into place. Because they are easy to apply without the need for adhesive activation, self-adhesive materials can provide cost savings compared to other materials that require heat-or moisture-activated adhesives, while also offering aesthetic and other advantages over alternative technologies.

Label materials are sold worldwide to label converters for labeling, decorating and specialty applications in the home and personal care, beer and beverage, durables, pharmaceutical, wine and spirits, food and logistics market segments. When used in package decoration applications, the visual appeal of self-adhesive materials can help increase sales of the products on which the materials are applied. Self-adhesive materials are also used to convey variable information, such as RFID inlays to enable digital identities on items and bar codes for mailing or weight and price information for packaged meats and other foods. Self-adhesive materials provide consistent and versatile adhesion and are available in a large selection of materials, which can be made into labels of varying sizes and shapes.

Our graphics and reflective products include a variety of films and other products that are sold to the architectural, commercial sign, digital printing and other related market segments. We also sell durable cast and reflective films to the construction, automotive and fleet transportation market segments and reflective films for traffic and safety applications. We provide sign shops, commercial printers and designers a broad range of pressure-sensitive materials that allow them to create impactful and informative brand and decorative graphics. We offer a wide array of pressure-sensitive vinyl and specialty materials designed for digital imaging, screen printing and sign cutting applications.

Our performance tapes products include a variety of Fasson®-brand and Avery Dennison®-brand tapes and other pressure-sensitive adhesive-based materials and converted products, mechanical fasteners and performance polymers. Our pressure-sensitive adhesive-based materials are available in roll form and in a wide range of face materials, sizes, thicknesses and adhesive properties. These materials and converted products are used in non-mechanical fastening, bonding and sealing systems for various automotive, electronics, building and construction, general industrial, personal care, and medical applications. Our performance tapes products include Yongle®-brand tapes for wire harnessing and cable wrapping in automotive, electrical and general industrial applications. The mechanical fasteners are primarily precision- extruded and injection-molded plastic devices used in various automotive, general industrial and retail applications.

Our larger competitors in label materials include UPM Raflatac, a subsidiary of UPM Corporation; Fedrigoni Self-Adhesives; Lintec Corporation; Flexcon Corporation, Inc.; and an array of smaller regional and local companies. For graphics and reflective products, our largest competitors are 3M Company (“3M”) and the Orafol Group. For performance tapes products, our competitors include 3M; Tesa-SE, a subsidiary of Beiersdorf AG; Nitto Denko Corporation; and numerous regional and specialty suppliers. For fastener products, there are a variety of competitors supplying extruded and injection molded fasteners and fastener attaching equipment. We believe that entry of competitors into the field of pressure- sensitive adhesives and materials is limited by technical knowledge and capital requirements. We believe that our technical expertise, size and scale of operations, broad line of quality products and reliable service, product and process innovation, distribution capabilities, brand strength and product innovation are the primary advantages in maintaining and further developing our competitive position.

Solutions Group

Our Solutions Group is a leading global provider of information and branding products and solutions that cover a breadth of customer needs from digital identification and data management, branding and embellishment, as well as productivity, pricing and retail media. We empower customers across multiple retail and industry segments to connect the physical and digital worlds, leveraging our industry-leading RFID solutions. Our technology addresses complex customer challenges, provides transparency and visibility across supply chains, improves labor and waste efficiency, and enables better consumer experiences at the point of purchase and beyond. Market segments served include the global apparel, logistics, food and grocery, and general retail industries. As a large ultra-high frequency RFID solutions provider, we leverage our innovation and data management capabilities, global footprint and market access in the ongoing advancement of our intelligent labels business.

The branding solutions of the Solutions Group include brand embellishments, graphic tickets, tags, and labels, and sustainable packaging. Solutions Group’s information solutions include item-level RFID solutions; visibility and loss prevention solutions; price ticketing and marking; care, content, and country of origin compliance solutions; brand protection and security solutions; and Vestcom®-brand shelf-edge productivity and media solutions.

In the Solutions Group, our primary competitors include Checkpoint Systems, Inc., a subsidiary of CCL Industries Inc.; R-pac International Corporation; and SML Group Limited. We believe that our product, process and solution innovation, global distribution network, reliable service, product quality and consistency, and ability to serve customers consistently with comprehensive solutions close to where they manufacture, source and sell are the key advantages in maintaining and further developing our competitive position.

Research, Development and Innovation

As a global leader in materials science, we innovate to develop and introduce new products and solutions that help customers solve for some of the most complex problems in the industries we serve. Our vision is to leverage the strengths of our Materials and Solutions businesses to lead at the intersection of the physical and digital worlds. Our decades of experience creating solutions for customers and our core capabilities in materials science, engineering and process technology enable us to drive continuous innovation throughout our industries. Our innovation efforts focus on anticipating market and customer challenges and opportunities, and applying technology to address them. Our investment in innovation aims to accelerate growth, expand margins and enable customer success by leveraging scalable innovation platforms and delivering sustainability initiatives and advanced technologies.

Many of our new products result from our research and development efforts. These efforts are directed primarily toward developing products and solutions, operating techniques and improving productivity, sustainability and product performance, often in close association with our customers or end users. These efforts provide intellectual property that leverages our research and development relating to adhesives, as well as printing and coating technologies, films, release and ink chemistries in Materials Group. We focus on research projects related to RFID, external embellishments, data and digital solutions and printing technologies in Solutions Group, in each case for which we have and license a number of patents. Additionally, our research and development efforts include sustainable innovation and design of products that advance the circular economy, reduce materials and waste, use recycled content, and extend product end-of-life or enable product recycling.

Acquisitions and Venture Investments

In addition to our investments to support organic growth, we have pursued complementary and synergistic acquisitions. In 2023, we acquired Silver Crystal Group ("Silver Crystal"), a Canada-based provider of sports apparel customization and application solutions across in-venue, direct-to-business and e-commerce platforms; LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments; and Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries. The aggregate purchase consideration for these 2023 acquisitions was approximately $231 million. In 2022, we acquired TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted radio-frequency identification products that can be sewn onto or inserted into garments, as well as Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. The aggregate purchase consideration for the acquisitions of TexTrace and Rietveld was approximately $35 million. During 2023, we also made one venture investment in a company developing technological solutions that we believe have the potential to advance our businesses. For information regarding our acquisitions, see Note 2, "Business Acquisitions," in the Notes to Consolidated Financial Statements. For information regarding our venture investments, see Note 9, "Fair Value Measurements," in the Notes to Consolidated Financial Statements.

Patents, Trademarks and Licenses

The loss of individual patents or licenses would not be material to us taken as a whole, nor to our operating segments individually. Our principal trademarks are Avery Dennison, our logo, and Fasson. We believe these trademarks are strong in the market segments in which we operate.

Human Capital Resources

Our Global Workforce

With approximately 69% of our 2023 net sales originating outside the U.S. and approximately 40% of our net sales originating in emerging markets (Asia Pacific, Latin America, Eastern Europe and Middle East/Northern Africa), our employees are located in more than 50 countries to best serve our customers. Approximately 83% of our employees at year-end 2023 were located outside the U.S. and approximately 66% were located in emerging markets.

The charts below show our global employee population by region and operational function. Over 19,000 of our approximately 35,000 employees at year-end 2023, representing approximately 56% of our global workforce, were in Asia Pacific, serving our customers in that region. At that time, approximately 65% of our global workforce worked in the operations of our manufacturing facilities or in positions directly supporting them from other locations.

Workforce by Region	
Asia Pacific	56%
North America	22
Europe	18
Latin America	4

Workforce by Function	
Operations	65%
Non-Operations	35

Talent & Development

Attracting, developing and retaining highly-skilled talent is critical to our ability to continuously deliver sustainable growth. We provide ongoing support and resources to our team members worldwide to ensure that their skills evolve with our business needs, industry trends and human capital management best practices, as well as enable increased productivity, peak performance and career growth. We have robust talent review and succession planning processes that provide individually targeted development opportunities for our team members. We emphasize on-the-job development and coaching, and also provide facilitator-led and direct-access online training, responsibility for executing special projects and, in some cases, cross-functional or cross-regional work assignments.

Pay & Benefits

Our compensation philosophy is to offer market-based, competitive wages and benefits in the markets where we compete for talent – all of our employees were paid at least the applicable legal minimum wage, and over 98% of our employees were paid above the applicable legal minimum wage at year-end 2023. Pay is generally positioned around the market median, with variances based on knowledge, skills, years of experience and performance. In addition to base wages, our compensation and benefit programs — which vary by region, country and business unit — include short-term incentives (generally paid in cash), long-term incentives (e.g., cash- or stock-based awards), employee savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave and employee assistance programs. We annually evaluate pay equity, making adjustments where appropriate. In 2023, we reviewed pay equity (considering total base, annual incentive compensation and long term incentives) with respect to gender for all non- manufacturing employees globally, as well as manufacturing employees in the U.S. and certain other countries, and with respect to race/ethnicity for all U.S. employees. We offer flexible work arrangements for our office-based workforce to provide them with greater flexibility to balance their work and personal commitments, while ensuring that we meet the needs of our business. Our infrastructure, information security and digital tools support employee efficiency and effectiveness wherever they work.

Employee Engagement

Because we believe that an engaged workforce promotes retention and minimizes employee turnover, we annually conduct a global employee engagement survey. With a focus on continuous improvement, in 2023 we launched our survey using a more advanced platform providing real-time access to results, improved analytics and ability to connect data throughout the employee experience, more meaningful comparisons to external benchmarks, and ongoing pulse survey capability. Our business and functional teams use the anonymized results of our survey to identify and implement actions to address potential opportunities for improvement. While employee engagement is the result of many factors, we believe strong, encouraging and open leadership, as well as a continued effort to foster a collaborative, supportive culture, leads to strong workforce engagement.

Workforce Health & Safety

Safety is one of our highest priorities, and we continually work to ensure our manufacturing facilities, distribution centers and administrative offices focus on safety, so that anyone working in or visiting one of our locations feels and remains safe from injury. Our global Recordable Incident Rate of 0.22 in 2023 was significantly lower than the Occupational Safety and Health Administration manufacturing industry average of 3.2 in 2022 (the most recent available industry average).

Diversity, Equity & Inclusion

Our diversity, equity and inclusion ("DEI") efforts are intended to foster an environment where employees can grow and be increasingly productive and innovative, enhancing our reputation as a great place to work and allowing us to attract and retain talent for the benefit of our stakeholders. These efforts continue to gain momentum and create impact. In 2023, we significantly increased the number of questions we asked around DEI in our annual employee engagement survey. By aligning to external best practice questions, we can more deeply understand our DEI progress and opportunities. Our DEI global strategic pillars of focus continue to be: increasing the number of women who hold leadership positions; enhancing the experience of our manufacturing employees; increasing representation and inclusion for underrepresented groups, with priority populations and actions established regionally; and making merit and transparency even more foundational to our employee experience. During 2023, we continued conducting listening sessions to better understand both our strengths and areas of opportunity, and have deployed programmatic strategies such as leadership development programming; sponsorship and mentorship programs; connection events to build a culture of inclusion for our manufacturing employees across the globe; and talent analytics and pipeline modeling to further advance inclusion. Additionally, our Regional DEI Councils and Employee Resource Groups ("ERGs") continue to be integral in advancing our DEI strategy. ERGs, which are open to all employees, bring team members who have shared interests, providing them a means to collectively amplify their voices.

Manufacturing and Environmental Matters

We use various raw materials – primarily paper, plastic films and resins, as well as specialty chemicals purchased from various commercial and industrial sources – that are subject to price fluctuations. Although shortages can occur from time to time, these raw materials are generally available.

We produce a majority of our self-adhesive materials using water-based emulsion and hot-melt adhesive technologies. A portion of our manufacturing process for self-adhesive materials utilizes organic solvents, which, unless controlled, could be emitted into the atmosphere or contaminate soil or groundwater. Emissions from these operations contain small amounts of volatile organic compounds, which are regulated by federal, state, local and foreign governments. We continue to evaluate the use of alternative materials and technologies to minimize these emissions. In connection with the maintenance and acquisition of certain manufacturing equipment, we invest in solvent capture and control units to assist in regulating these emissions.

We have developed adhesives and adhesive processing systems that minimize the use of solvents. Emulsion adhesives, hot-melt adhesives, and solventless and emulsion silicone systems have been installed in many of our facilities.

Based on current information, we do not believe that the cost of complying with applicable laws regulating the emission or discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect upon our capital expenditures, consolidated financial position, results of operations or competitive position.

For information regarding our potential responsibility for cleanup costs at certain hazardous waste sites, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with, or furnished to, the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our investor website at www.investors.averydennison.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. This website address is not intended to function as a hyperlink and the information located there is not, nor should it be considered, part of this report or incorporated by reference into this report. We also make available on the investors section of our website under Corporate Governance – the following documents as currently in effect: (i) Amended and Restated Certificate of Incorporation; (ii) Amended and Restated Bylaws; (iii) Corporate Governance Guidelines; (iv) Code of Conduct, which applies to our directors, officers and employees; (v) Code of Ethics for our Chief Executive Officer and Senior Financial Officers; (vi) charters of the Audit, Talent and Compensation, Governance and Finance Committees of our Board of Directors; and (vii) Audit Committee Complaint Procedures for Accounting and Auditing Matters. These documents are also available free of charge upon written request to our Corporate Secretary, Avery Dennison Corporation, 8080 Norton Parkway, Mentor, Ohio 44060.

Reports filed with or furnished to the SEC may be viewed at www.sec.gov.

Item 1A. RISK FACTORS

The risk factors described in this section could materially adversely affect our business, including our results of operations, cash flows and financial condition, and cause the value of our securities to decline. This list of risks is not exhaustive. Our ability to attain our goals and objectives is dependent on numerous factors and risks, including, but not limited to, the most significant ones described in this section.

Risk Related to Our International Operations

The demand for our products is impacted by the effects of, and changes in, worldwide economic, social, political and market conditions, which have had in the past and could in the future have a material adverse effect on our business.

We have operations in more than 50 countries and our domestic and international operations are strongly influenced by matters beyond our control, including changes in political, social, economic and labor conditions (including governmental shutdowns), tax laws (including U.S. taxes on foreign earnings), and international trade regulations (including tariffs), as well as the impact these changes have on demand for our products. In 2023, approximately 69% of our net sales were from international operations.

Macroeconomic developments such as impacts from slower growth in geographic regions in which we operate; inflation; raw material, freight and labor availability and cost; energy costs; political, social, supply chain and other disruptions; epidemics, pandemics or other outbreaks of illness, disease or virus; and uncertainty in the global credit or financial markets leading to a loss of consumer confidence could result in a material adverse effect on our business as a result of, among other things, lower consumer spending, reduced asset valuations, diminished liquidity and credit availability, volatility in securities prices, credit rating downgrades and fluctuations in foreign currency exchange rates.

Tensions remain in relations between the U.S. and China. In recent years, the U.S. government imposed or increased tariffs on various products imported into the U.S. from China. This has resulted in reciprocal tariffs on goods imported from the U.S. into China. The impacts on our operations to date have not been significant. However, our business could be significantly impacted if additional tariffs or other restrictions are imposed on products. These actions or other developments in international trade relations could have a material adverse effect on our business.

In addition, business and operational disruptions or delays caused by political, social or economic instability and unrest – such as recent civil, political and economic disturbances in Argentina, Afghanistan, Syria, Iraq, Yemen, Iran, Turkey, North Korea, Hong Kong and Sri Lanka and the related impact on global stability, the Russia-Ukraine war, the Israel-Hamas war, terrorist attacks and the potential for other hostilities or natural disasters in various parts of the world – could contribute to a climate of economic and political uncertainty that could have a material adverse effect on our business. The Russia- Ukraine war that began in February 2022 continued in 2023 and we maintained our position of not shipping products for the Russian market throughout the year. The impact of the continuing war and our exit from our Russia-related business, as well as any further retaliatory actions taken by Russia, the U.S., the European Union and other jurisdictions, is unknown and could have a material adverse effect on our business. In October 2023, the war between Israel and Hamas began. Our sales in Israel in 2022 were less than 1% of our total net sales and have declined since the beginning of the war. We have experienced some disruptions in our operations in Israel and implemented plans to address these disruptions, which included sourcing production from alternative locations while focusing on the continued safety of our Israeli employees and their families. The impact of this war and any related hostilities in the Middle East region or elsewhere is unknown and could have a material adverse effect on our business.

We are not able to predict the duration and severity of adverse economic, social, political or market conditions in the U.S. or other countries.

Foreign currency exchange rates, and fluctuations in those rates, may materially adversely affects our business.

The substantial majority of our net sales in 2023 was in foreign currencies. Fluctuations in currency exchange rates, such as those associated with the Argentine peso and Chinese renminbi which had unfavorable impacts in 2023, may result in a variety of negative effects, including lower net sales, increased costs, lower gross margin percentages, increased allowance for credit losses and/or write-offs of accounts receivable, and required recognition of impairments of capitalized assets, including goodwill and other intangible assets. Foreign currency translation decreased our net sales in 2023 by approximately $58 million compared to the prior year.

We monitor our foreign currency exposures and may use hedging instruments to mitigate transactional exposure to changes in foreign currencies. The effectiveness of our hedges in part depends on our ability to accurately forecast our future cash flows, which is particularly difficult during periods of uncertain demand for our products and services and highly volatile foreign currency exchange rates. Our hedging activities may offset only a portion, or none at all, of the material adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place and we may incur significant losses from these activities.

Our strategy includes increased growth in emerging markets, including China, which creates greater exposure to unstable political conditions, civil unrest, economic volatility, contagious disease and other risks applicable to international operations.

A significant amount of our net sales – approximately 40% in 2023 – originated in emerging markets, which includes countries in Asia Pacific, Latin America, Eastern Europe and Middle East/Northern Africa. The profitable growth of our business in emerging markets is a significant focus of our long-term growth strategy and our regional results have and can fluctuate significantly based on their economic conditions. Our business operations have been and may continue to be adversely affected by the current and future political environment in China, including as a result of its response to tariffs imposed by the U.S. government on goods imported from China, tariffs imposed by China on U.S. goods, the increasing use of economic sanctions and export control restrictions, any trade agreements entered into between the U.S. and China, and tensions related to Hong Kong and Taiwan. Our ability to operate in China or other emerging markets has been and may continue to be adversely affected by changes in the laws and regulations of these jurisdictions or their interpretation thereof, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property, foreign currency conversion, the regulation of private enterprises and other matters.

Epidemics, pandemics or other outbreaks of illness, disease or virus and other adverse developments in emerging markets materially adversely affected our business at various times during the 2020-2023 period. There have been and could be further disruptions in our supply chain or ability to manufacture our products, as well as temporary closures of our facilities or those of our suppliers or customers, which have impacted and could in the future impact our sales and operating results.

If we are unable to successfully expand our business in emerging markets or achieve the return on capital we expect from our investments in these countries, our financial performance could be materially adversely affected. In addition to the risks applicable to our international operations, factors that have negatively impacted our operations in these emerging markets from time to time include the less established or reliable legal systems and possible disruptions due to unstable political conditions, civil unrest or economic volatility. These factors can have a material adverse effect on our business in the affected markets by decreasing consumer purchasing power, reducing demand for our products or increasing our costs.

Our operations and activities outside of the U.S. subjects us to risks different from and potentially greater than those associated with our domestic operations.

A substantial portion of our employees and assets are located outside of the U.S. and, in 2023, approximately 69% of our sales was generated outside of the U.S. International operations and activities involve risks that are different from and potentially greater than the risks we face in our domestic operations, including changes in foreign political, regulatory and economic conditions, whether nationally, regionally or locally; changes in foreign currency exchange rates; inflation; reduced protection of intellectual property rights; laws and regulations impacting the ability to repatriate foreign earnings; challenges complying with foreign laws and regulations, including those relating to sales, operations, taxes, employment and legal proceedings; establishing effective controls and procedures to monitor compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act and similar foreign laws and regulations, such as the UK's Bribery

Act of 2010; differences in lending practices; challenges with complying with applicable export and import control laws and regulations; and differences in language, culture and time zone.

Risks Related to Our Business

As a manufacturer, our sales and profitability depend upon the availability and cost of raw materials and energy, which are subject to price fluctuations, and our ability to control or offset increases in raw material and labor costs. Raw material and freight cost increases have impacted our business.

The markets for the raw materials used in our businesses are challenging and can be volatile, impacting raw material availability and pricing. Additionally, energy costs can be volatile and unpredictable. Shortages and inflationary or other increases in the costs of raw materials, labor, freight and energy have occurred in the past, and could recur. In 2021 and 2022, we implemented targeted price increases in our Materials Group reportable segment to address raw material inflation, which began moderating in 2023. If we experience inflationary headwinds in the future, we may implement similar pricing measures. Our performance depends in part on our ability to offset increased raw material costs by raising our selling prices or re-engineering our products.

It is also important for us to obtain timely delivery of materials, equipment, and other resources from suppliers, and to make timely delivery to customers. We may experience supply chain disruptions due to natural and other disasters or other events, or our existing relationships with suppliers could deteriorate or end in the future. Any such disruption in our supply chain could have a material adverse effect on our sales and profitability, and any sustained inability to obtain adequate supplies could have a material adverse effect on our business.

We are affected by changes in our markets due to competitive conditions, technological developments, laws and regulations, and customer preferences. If we do not compete effectively or respond appropriately to these changes, it could reduce market demand, or we could lose market share or reduce our selling prices to maintain market share, any of which could materially adversely affect our business.

We face the risk that existing or new competitors, which include some of our customers, distributors, and suppliers, will expand in our key market segments or develop new technologies, enhancing their competitive position relative to ours. Competitors also may be able to offer additional products, services, lower prices or other incentives that we cannot or that, to maintain profitability, we may not be able to offer. There can be no assurance that we will be able to compete successfully against current or future competitors or new technologies.

We also are exposed to changes in customer order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases, which may be affected by announced price increases, changes in our customer incentive programs, or changes in the customer’s ability to achieve incentive targets. Changes in customers’ preferences for our products can also affect demand for our products and a decline in demand for our products could have a material adverse effect on our business. In our Materials Group reportable segment, as supply chain constraints eased in 2022, customers increased inventory levels following a period of reduced availability. In the fourth quarter of 2022, inventories downstream from our company began to unwind swiftly, resulting in lower demand. This continued in 2023, with volume improving sequentially throughout the year.

We are affected by changes in our markets due to increasing environmental standards. If we do not respond appropriately to these changes, it could negatively impact market demand, our market share and pricing, any of which could materially adversely affect our business. Adverse weather conditions and natural disasters, including those related to the impacts of climate change, adversely affect our business.

A substantial amount of our label materials is sold for use in plastic packaging in the food, beverage, and home and personal care market segments. In recent years, there has been an accelerated focus on sustainability and transparency in sustainability reporting, with greater concern regarding climate change and single-use plastics, corporate commitments and increasing stakeholder expectations regarding the reuse and recyclability of plastic packaging and recycled content, and increased regulation in multiple geographies regarding the collection, recycling and use of recycled content. Changes in consumer preferences and laws and regulations related to the use of plastics reduces demand for certain of our products but also has the potential to increase demand for our more sustainable products. We have established a strategic innovation platform, among other things, focused on material circularity and waste elimination/reduction to develop products and solutions that advance the circular economy and address the need for increased recyclability of plastic packaging, in collaboration with our customers and the businesses in our supply chain. We have made considerable investments in our sustainability-driven products, but there can be no assurance that they will be successful, and a significant reduction in the use of plastic packaging could materially adversely affect demand for our products.

The scientific consensus is that the emission of greenhouse gases ("GHG") is altering our atmosphere in ways that are adversely affecting global climate. There is continuing concern from members of the scientific community and the general public that GHG emissions and other human activities have or will cause significant changes in weather patterns and increase the frequency or severity of extreme weather events, including droughts, wildfires and flooding. These types of extreme weather events have and may continue to adversely impact us, our suppliers, our customers and their ability to purchase our products and our ability to timely receive appropriate raw materials to manufacture and transport our products on a timely basis. Concern regarding climate change has led and is likely to continue leading to increasing demands by legislators and regulators, customers, consumers, investors, employees and non-governmental organizations for companies to reduce their GHG emissions. One of our 2025 sustainability goals is to achieve at least a 3% absolute reduction in our GHG emissions year-over-year and at least a 26% absolute reduction compared to our 2015 baseline by 2025; we have already exceeded the cumulative 2025 GHG emissions reduction goal. As part of our more ambitious 2030 sustainability goals, we are aiming by 2030 to reduce our Scope 1 and 2 GHG emissions by 70% compared to our 2015 baseline and work with our supply chain to reduce Scope 3 GHG emissions by 30% against our 2018 baseline; we also have an ambition to be net zero by 2050. We could face risks to our reputation, investor confidence and market share if we are unable to continue reducing our GHG emissions. Increased raw material costs, such as for fuel and electricity, and compliance-related costs could also impact customer demand for our products. The extent of the impact of climate change on our business is uncertain, as it will depend on the limits imposed by, and timing of, new or stricter laws and regulations, more stringent environmental standards and expectations, and evolving customer and consumer preferences, but it is likely to increase our costs and could have a material adverse effect on our business.

We have recently acquired companies and are likely to acquire other companies. Acquisitions come with significant risks and uncertainties, including those related to integration, technology and employees.

To grow existing businesses and expand into new areas, we have made acquisitions and are likely to continue acquiring companies that increase our presence in high value product categories, increase our pace of innovation and advance our sustainability priorities. In 2023, we acquired Silver Crystal, Lion Brothers and Thermopatch for aggregate purchase consideration of approximately $231 million. In 2022, we acquired TexTrace and Rietveld for aggregate purchase consideration approximately $35 million. The success of any acquisition depends on the ability of the combined company to realize the anticipated benefits from combining our businesses. Realizing these benefits depends, in part, on maintaining adequate focus on executing the business strategies of the combined company as well as the successful integration of assets, operations, functions and personnel. We continue to evaluate potential acquisition targets and ensure we have a robust pipeline of potential opportunities.

Various risks, uncertainties and costs are associated with acquisitions. Effective integration of systems, controls, employees, product lines, market segments, customers, suppliers and production facilities and cost savings can be difficult to achieve and the success of integration activities can be uncertain. While we have not experienced significant issues with our acquisitions to date, if management of our combined company is unable to continue minimizing the potential disruption of the combined company's ongoing business during the integration process, the anticipated benefits of any acquisition may not be fully realized. In addition, the inability to successfully manage the implementation of appropriate systems, policies, benefits and compliance programs for the combined company could have a material adverse effect on our business. We may not be able to retain key employees of an acquired company or achieve the projected performance targets for the business into which an acquired company is integrated. Both before and after the closing of an acquisition, our business and that of the acquired company may suffer due to uncertainty or diversion of management attention. Future acquisitions could result in increased debt, dilution, liabilities, interest expense, restructuring charges and amortization expenses related to intangible assets. There can be no assurance that acquisitions will be successful and contribute to our profitability. Further, we may not be able to identify value-accretive acquisition targets that support our strategy of expanding our position in high value product categories or be able to successfully execute additional acquisitions in the future.

A significant consolidation of our customer base could negatively impact our business.

A significant consolidation of our customer base could negatively impact our business. In recent years, some converter customers served by our Materials Group reportable segment have consolidated and integrated vertically and some of our largest customers have acquired companies with similar or complementary product lines. Industry consolidation could continue to increase the concentration of our business with our largest customers. Further consolidation may be accompanied by pressure from customers for us to lower our selling prices. While we have been generally successful at managing customer consolidations in the past, increased pricing pressures from our customers could have a material adverse effect on our business.

Because some of our products are sold by third parties, our business depends in part on the financial condition of these parties and their customers.

Some of our products are sold not only by us, but also by third-party distributors. Some of our distributors also market products that compete with our products. Changes in the financial or business conditions, including economic weakness, market trends or industry consolidation, or the purchasing decisions of these distributors or their customers could materially adversely affect our business.

Our reputation, sales, and earnings could be materially adversely affected if the quality of our products and services does not meet customer expectations. In addition, product liability claims or regulatory actions could materially adversely affect our business and reputation.

There are times when we experience product quality issues resulting from defective materials, manufacturing, packaging or design. These issues are often discovered before shipping, causing delays in shipping, delays in the manufacturing process, or, occasionally, cancelled orders. When issues are discovered after shipment, they may result in additional shipping costs, discounts, refunds or loss of future sales. Both pre-shipping and post-shipping quality issues could have a material adverse effect on our business and negatively impact our reputation.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments and penalties that could have a material adverse effect on our business, product liability claims or regulatory actions could result in negative publicity, reputational harm and loss of brand value. We also could be required to recall and possibly discontinue the sale of products deemed to be defective or unsafe, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, claims are subject to a deductible or may not be covered under the terms of the policy.

Changes in our business strategies and the restructuring of our operations affect our costs and the profitability of our businesses. In addition, our profitability may be materially adversely affected if we generate less productivity improvement from our restructuring actions than projected.

As our business environment changes, we have adjusted and may need to further adjust our business strategies or restructure our operations or particular businesses. As we continue to develop and adjust our growth strategies, we may invest in new businesses that have short-term returns that are negative or low and whose ultimate business prospects are uncertain or could prove unprofitable. We engage in restructuring actions from time to time to reduce our costs and increase efficiencies across our business segments. We expended approximately $79 million in 2023 compared to $8 million for restructuring actions in 2022. Our restructuring actions in 2023 included a restructuring plan to further optimize the European footprint of our Materials Group reportable segment. We had incremental savings from restructuring actions, net of transition costs, of approximately $69 million in fiscal year 2023. We intend to continue efforts to reduce costs in all our businesses, which have in the past included, and may continue to include, facility closures and square footage reductions, headcount reductions, organizational restructuring, process standardization, and manufacturing relocation. The success of these efforts is not assured and targeted savings may not be realized. In addition, cost reduction actions can result in restructuring charges and could expose us to production risk, loss of sales and employee turnover. We cannot provide assurance that we will achieve the intended results of any of our restructuring actions, which involve operational complexities, consume management attention and require substantial resources and effort. If we fail to achieve the intended results of such actions, our costs could increase, our assets could be impaired, and our returns on investments could be lower.

Our ability to develop and successfully market new products and applications impacts our competitive position.

The timely introduction of new products and improvements to current products helps determine our success. Many of our current products are the result of our research and development efforts, for which we expensed $135.8 million in 2023. These efforts are directed primarily toward developing new products and operating techniques and improving product performance, often in close association with our customers or end users. These efforts include patent and product development work relating to printing and coating technologies, as well as adhesive, release and ink chemistries in Materials Group. We focus on research projects related to RFID and external embellishments in Solutions Group, for which we have and license a number of patents. Additionally, our research and development efforts include sustainable innovation and design of products that increase the use of recycled content, reduce waste, extend life or enable recycling. Research and development is complex and uncertain, requiring innovation and anticipation of market trends, which means that the costs of these expenditures may not be recovered through additional sales. We could focus on products that ultimately are not accepted by customers or end users or we could experience delays in the production or launch of new products could compromise our competitive position.

Our infrastructure needs impact our business and expenditures.

We continue to invest in our long-term growth and margin expansion plans, with $285.1 million in capital expenditures, including fixed assets and information technology, in 2023. We may not be able to recoup the costs of our infrastructure investments if actual demand is not as we anticipate. In recent years, we expanded Materials Group's manufacturing capabilities in India and a location in Indiana; moved our Solutions Group's Vietnam business into a new, expanded facility; and made additional investments in both capacity and business development globally for our Intelligent Labels RFID platform, including new facilities in Brazil and Mexico. We also transferred Materials Group's European medical capacity from Belgium to Ireland. In addition, we added capacity through our acquisitions of Silver Crystal, Lion Brothers and Thermopatch in 2023. Infrastructure investments, which are long-term in nature, may not generate the expected return due to changes in the marketplace, failures in execution, and other factors. Significant changes from our expected need for and/ or returns on our infrastructure investments could materially adversely affect our business.

Difficulty in the collection of receivables as a result of economic conditions or other market factors could have a material adverse effect on our business.

Although we have processes to administer credit granted to customers and believe our allowance for credit losses is adequate, we have increased the allowance due to, for example, epidemics, pandemics or other outbreaks of illness, supply chain challenges, issues with raw material availability and cost, freight and labor availability, and inflationary pressures, and in the future may experience losses as a result of our inability to collect some of our accounts receivable. A customer's financial difficulties are likely to result in reduced business with that customer. We may also assume higher credit risk relating to receivables of a customer experiencing financial difficulty. If these developments were to occur widely in our customer base, our inability to collect on our accounts receivable from customers could substantially reduce our cash flows and income and have a material adverse effect on our business.

There is a rapidly evolving awareness and focus from stakeholders, including our investors, customers and employees, with respect to global climate change and our company's sustainability and governance practices, which could affect our business.

Investor and societal expectations with respect to sustainability or governance matters have been evolving and increasing. We risk damage to our reputation if we do not continue to act responsibly with respect to these matters in the following key areas: environmental stewardship; DEI; corporate governance; support for our communities; and transparency. A failure to adequately meet stakeholders' expectations could result in loss of business, diluted market valuation, an inability to attract and retain customers and personnel, increased negative investor sentiment toward us and/or our customers and the diversion of investment to other industries, which could have a negative impact on our stock price and access to and cost of capital.

Epidemics, pandemics or other outbreaks of illness, and restrictions intended to prevent their spread, could materially adversely impact our business.

Epidemics, pandemics or other outbreaks of illness, disease or virus in the markets in which we do business, and actions taken to contain or prevent their further spread, could materially impact our business, as they did at various times during the 2020-2023 period. They could result in restrictive governmental measures being implemented to control their spread, including quarantines, restrictions on travel, "shelter in place" rules, stay-at-home orders, density limitations, social distancing measures, and/or restrictions on types of business that may continue to operate, which could materially adversely affect our business.

Risks Related to Information Technology

Significant disruption to the information technology infrastructure that stores our information could materially adversely affect our business.

We rely on the efficient and uninterrupted operation of a large and complex information technology infrastructure to link our global business. Like all information technology systems, ours are susceptible to a number of risks including, but not limited to, damage or interruptions resulting from obsolescence, natural disasters, power failures, human error, viruses, social engineering, phishing, ransomware or other malicious attacks and data security breaches. We upgrade and install new systems, which, if installed or programmed incorrectly or on a delayed timeframe, could cause delays or cancellations of customer orders, impede the manufacture or shipment of products, or disrupt the processing of transactions. We have continued to implement measures to mitigate our risk related to system and network disruptions, but if a significant disruption were to occur, we could incur significant losses and remediation costs that could have a material adverse effect on our business.

Additionally, we rely on services provided by third-party vendors for certain information technology processes, including system infrastructure management, application management, and software as a service. While we have matured our cybersecurity due diligence process, this reliance on third parties makes our operations vulnerable to a failure by any one of these vendors to perform adequately or maintain effective internal controls.

Cybersecurity or other security breaches could compromise our information and expose us to liability, which could have a material adverse effect on our business and reputation.

We maintain information necessary to conduct our business in digital form, which is stored in data centers and on our networks and third-party cloud services, including confidential and proprietary information as well as personal information regarding our customers and employees. The secure maintenance of this information is critical to our operations. Data maintained in digital form is subject to the risk of intrusion, tampering and theft. We develop and maintain systems and processes at significant cost to prevent this from occurring, but these systems require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. We experience non-material cybersecurity events each year that are escalated through our documented and tested Security Incident Response Plan, and although we have not experienced a significant breach in recent years, the possibility of intrusion, tampering and theft cannot be eliminated entirely. Our information technology and infrastructure are vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions, and the threat landscape remains challenging with our digital business transformation, hybrid workforces, the increasing use of artificial intelligence, and interconnected supply chains expanding the risk of attack. We also perform cybersecurity due diligence and mitigate identified risks during our M&A due diligence process; however, there is still a risk that a recent or future acquisition experiences an event that could lead to a breach before risks are able to be mitigated.

Additionally, we provide confidential, proprietary and personal information to third parties when it is necessary to pursue business objectives. While we obtain written agreements and assurances that these third parties will protect this information and, where appropriate, assess the protections utilized by these third parties, we are aware of suppliers in our ecosystem who have experienced security events, and there is a risk the confidentiality of data held by third parties may be compromised.

Breaches or attacks can compromise our network, the network of a third party to whom we have disclosed confidential, proprietary or personal information, a data center where we have stored such information or a third-party cloud service provider, and the information stored there can be accessed, publicly disclosed, lost or stolen. Any access, disclosure or loss of information could disrupt our operations, result in legal claims or proceedings, damage our reputation, impair our ability to conduct business, or result in the loss or diminished value of profitable opportunities and the loss of revenue as a result of unlicensed use of our intellectual property. Contractual provisions with third parties, including cloud service providers, often substantially limit our ability to fully recover our losses. If the personal information of our customers or employees were to be misappropriated, we could incur costs to compensate our customers or employees or pay damages or fines as a result of litigation or regulatory actions and our reputation with our customers and employees could be injured, resulting in loss of business or decline in morale. Data privacy legislation and regulation have been increasing in recent years – including, for example, the General Data Protection Regulation in the EU, the Personal Information Protection Law in China, the General Data Protection Law in Brazil and the state of California's Privacy Rights Act – and although we have made reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action in the event of a data privacy violation.

Cybersecurity risk and ransomware attacks on companies continue to significantly increase and there can be no assurance that we have fully protected our information, that third parties to whom we have disclosed such information or with whom we have stored such information (in data centers and in the cloud) are taking similar precautions, or that we will not experience hacking or intrusion attempts that could have a material adverse effect on our business. In addition to maintaining a robust set of endpoint, network, email and cloud security solutions, we continue to take steps to further improve the security of our networks and computer systems, including strengthening authentication; continuing to mature our zero trust architecture and strategy; furthering our advanced malware detection measures; further enhancing and testing our security incident response plan; upgrading legacy information technology systems to simplify and standardize business processes and applications; adopting a robust cloud security strategy across multiple platforms; continuously improving information technology project and portfolio management discipline; setting more aggressive key performance indicator targets and implementing appropriate mitigation measures; continuing to mature our data loss prevention framework to protect our critical data, network and site access controls; advancing our user access management program; limiting USB drive access across our company; increasing network segmentation; enhancing our focus on third party risk management; and improving our capabilities based on threat intelligence and the publicized incidents experienced by other companies, as well as ones that we have experienced despite their minimal operational or financial impact to date.

Risks Related to Income Taxes

Changes in our tax rates affect our business.

Our effective tax rate is affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws and regulations or their interpretation. The impact of these changes could materially impact our business.

Legislation implementing changes in taxation of business activities, adoption of other corporate tax reform policies, or other changes in tax legislation or policies impact our expenses.

Corporate tax reform, prevention of base-erosion and tax transparency continue to be high priorities for many tax jurisdictions worldwide, including the U.S. As a result, policies regarding corporate income and other taxes are under heightened scrutiny globally, with tax reform legislation having been proposed or enacted in a number of jurisdictions.

In addition, many countries have enacted, or plan to enact, legislation and other guidance to align their international tax rules with the Organisation for Economic Co-operation and Development's ("OECD") Base Erosion and Profit Shifting recommendations and directives, which aim to standardize and modernize global corporate tax policy, cross-border tax, transfer-pricing documentation rules, and nexus-based tax incentive practices. Moreover, the OECD continues to focus on fundamental changes to the profit allocation among tax jurisdictions in which companies do business and the implementation of a global minimum tax. The timing and ultimate impact of such changes on our effective tax rate remain uncertain as the countries in which we operate continue to adopt these directives. Due to the size of our international business activities, any substantial change in corporate tax policies, enforcement activities or legislative or regulatory actions could have a material adverse effect on our business.

Our inability to retain or renew certain tax incentives in foreign jurisdictions could materially adversely affect our effective tax rate.

Our effective tax rate reflects benefits from concessionary tax rates in certain foreign jurisdictions based on the geographic location of our manufacturing activities, the industries that we serve, or the business model under which we operate. If we do not meet the criteria required to retain or renew these tax incentives, our effective tax rate could be materially adversely affected.

The amount of various taxes we pay is subject to ongoing compliance requirements and audits by federal, state and foreign tax authorities.

We are subject to regular examinations of our income tax returns by various tax authorities. We regularly assess the likelihood of material adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. In addition, tax enforcement has become increasingly aggressive in recent years focused primarily on transfer pricing and intercompany documentation. Our estimate of the potential outcome of uncertain tax issues requires significant judgment and is subject to our assessment of relevant risks, facts, and circumstances existing at the time. We use these assessments to determine the adequacy of our provision for income taxes and other tax-related accounts. Our results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may materially adversely affect our effective tax rate.

We have deferred tax assets that we may not be able to realize under certain circumstances.

If we are unable to generate sufficient taxable income in certain jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. This would increase our effective tax rate and could have a material adverse effect on our business. In addition, changes in statutory tax rates may change our deferred tax asset or liability balances, with either a favorable or unfavorable impact on our effective tax rate. A significant portion of our indefinite- lived net operating loss carryforwards is concentrated in Luxembourg and may require decades to be fully utilized under our current business model. Decreases in the statutory tax rate or changes in our ability to generate sufficient future taxable income in Luxembourg could materially adversely affect our effective tax rate. In addition, the computation and assessment of the realizability of our deferred tax assets may also be materially impacted by new legislation or regulations.

Risks Related to Human Capital

For us to remain competitive, deliver on our business strategy and avoid business disruption, it is important to recruit high caliber talent, retain key management and highly-skilled employees and receive high quality service from all outsourced service providers. This includes providing market-competitive compensation and benefits and ensuring a diverse, equitable and inclusive workplace.

Competition to recruit and retain critical talent has increased in recent years. Our ongoing productivity efforts and restructuring actions can increase this challenge. When it comes to our outsourced service providers, we have experienced delays or errors and reduced resource availability and manage ongoing risk when it comes to people, processes and software. We also have increased our focus on risks related to artificial intelligence.

Executive succession planning is also critical to our long-term success. We experienced several recent key management changes, including promotions in 2023 of long-serving and experienced leaders to the positions of President and Chief Executive Officer and our President, Solutions Group. While we believe we have appropriate leadership development programs and succession plans in place that are regularly discussed with our Board's Talent and Compensation Committee, any failure to ensure effective leadership transitions and knowledge transfer involving key management (or any highly-skilled employees) could hinder our strategic planning and execution.

We have various non-U.S. collective labor arrangements, which make us subject to potential work stoppages, as well as union and works council campaigns and other labor disputes, any of which could adversely impact our business.

Work interruptions or stoppages could significantly impact our ability to deliver for our customers. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to reduce labor costs by closing or downsizing manufacturing facilities because of limitations on personnel and salary and other restrictions. A work stoppage at one or more of our facilities, or the facilities of our customers or at any of our suppliers, could have a material adverse effect on our business.

In addition, the recent and ongoing geopolitical unrest and weather-related effects of climate change in numerous regions could impact the safety and productivity of our current employees. Those impacts could also hinder our ability to recruit and grow our talent pools in the impacted regions/countries.

Risks Related to Our Indebtedness

If our indebtedness increases significantly or our credit ratings are downgraded, we may have difficulty obtaining acceptable short- and long-term financing.

At December 30, 2023, we had approximately $3.24 billion of debt. Our level of indebtedness and credit ratings are significant factors in our ability to obtain short- and long-term financing. Higher debt levels could negatively impact our ability to support our business needs and result in higher financing costs. The credit ratings assigned to us also impact the interest rates we pay. A downgrade of our short-term credit ratings could impact our ability to access the commercial paper markets and increase our borrowing costs if we needed to obtain short-term funding under our revolving credit facility. If our access to commercial paper markets were to become limited and we were required to obtain short-term funding under our revolving credit facility or our other credit facilities, we would have increased exposure to variable interest rates.

An increase in interest rates adversely affects our business.

In 2023, our average variable-rate borrowings were approximately $608 million. Increases in short-term interest rates directly impact the amount of interest we pay. Fluctuations in interest rates can increase our borrowing costs and have a material adverse effect on our business.

Since 2022, the U.S. Federal Reserve and similar monetary policymaking entities around the world have raised interest rates in an effort to curb rising inflation across the globe. As of December 30, 2023, the U.S. Federal Reserve's benchmark interest rate was between 5.25% and 5.50%, up from between 4.25% and 4.50% the same time in 2022. As long-term interest rates rise, our borrowing costs increase. Continued increases in interest rates could, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness and negatively impact our business.

Our current and future debt covenants may limit our flexibility.

Our credit facilities and the indentures governing our medium- and long-term notes contain, and any of our future indebtedness likely would contain, restrictive covenants that impose operating and financial restrictions on us. Among other things, these covenants restrict our ability to incur additional indebtedness, incur certain liens on our assets, make certain investments, sell our assets or merge with third parties, or enter into certain transactions. We are also required to maintain specified financial ratios under certain conditions. These restrictive covenants and ratios may limit or prohibit us from engaging in certain activities and transactions that may be in the best interest of our business, putting us at a competitive disadvantage relative to our competitors, which could materially adversely affect our business.

Risk Related to Ownership of Our Stock

Our stock price is subject to significant variability.

Changes in our stock price may, among other things, affect our access to, or cost of financing from, capital markets, our stock-based compensation arrangements and our effective tax rate. Our stock price is influenced by changes in the overall stock market and demand for equity securities in general. Other factors, including our financial performance on an absolute basis and relative to peer companies and competitors, as well as market expectations of our performance, the level of perceived growth of our industries, and other company-specific factors, may also materially adversely affect our stock price. There can be no assurance that our stock price will not continue to experience significant variability in the future.

We cannot guarantee that we will continue to repurchase shares of our common stock or pay dividends on our common stock or that repurchases will enhance long-term stockholder value. Changes in our levels of stock repurchases or dividends could affect our stock price and increase its variability.

In April 2022, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, in addition to the amount of shares that were then available for repurchase under our previous Board authorization. In 2023, we repurchased 0.8 million shares of our common stock at an aggregate cost of $137.5 million. As of December 30, 2023, shares of our common stock in the aggregate amount of $592.8 million remained authorized for repurchase under this Board authorization. We make share repurchases through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades or accelerated share repurchase transactions. Our share repurchase authorizations do not obligate us to acquire any specific number of shares or to repurchase any specific number of shares for any fixed period. The timing and amount of our repurchases, if any, are subject to market and economic conditions, applicable legal requirements and other relevant factors. We may limit, suspend or discontinue repurchasing shares at any time at our discretion and without prior notice.

Although we increased our quarterly dividend rate by approximately 8% in April 2023, there can be no assurance that we will maintain this rate or approve further increases in the future. Future dividends are subject to market and economic conditions, applicable legal requirements and other relevant factors. We are not obligated to continue declaring dividends for any fixed period, and our payment of dividends could be suspended or discontinued at any time at our discretion and without prior notice. We will continue to retain future earnings to develop our business, as opportunities arise, and evaluate the amount and timing of future dividends based on our operating results, financial condition, capital allocation strategies and general business conditions. The amount and timing of any future dividends may vary, and the payment of any dividend does not assure that we will pay dividends in the future.

In addition, any future repurchases of our common stock or payment of dividends, or any determination to cease repurchasing stock or paying dividends, could affect our stock price and significantly increase its variability. Our share repurchases and any future dividends could cause our stock price to be higher than it would otherwise be and could potentially reduce the market liquidity for our stock. Additionally, any future repurchases of our common stock or payment of dividends could impact our ability to invest in our businesses or pursue acquisitions and venture investments. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchased shares of stock and short-term stock price fluctuations could reduce the program's effectiveness.

Risks Related to Legal and Regulatory Matters

Infringing intellectual property rights of third parties or inadequately acquiring or protecting our intellectual property could harm our ability to compete or grow.

Because our products involve complex technology and chemistry, we are involved from time to time in litigation involving patents and other intellectual property. Parties have filed, and in the future may file, claims against us alleging that we have infringed their intellectual property rights. We are currently party to a litigation in which ADASA Inc. ("Adasa"), an unrelated third party, alleged that certain of our RFID products within our Solutions Group reportable segment infringed its patent. As of December 30, 2023 our contingent liability for this matter was $82.9 million which reflects our best estimate of the anticipated judgment. For more information on this litigation, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements. If we are unsuccessful in our appeals related to the Adasa matter or are held liable for infringement in other matters, we could be required to pay damages, obtain licenses or cease making or selling certain products. There can be no assurance that licenses would be available on commercially reasonable terms or at all. The defense of these claims, whether or not meritorious, or the development of new technologies is costly and diverts the attention of management.

We also have valuable intellectual property upon which third parties may infringe. We attempt to protect and restrict access to our intellectual property and proprietary information by relying on the patent, trademark, copyright and trade secret laws of the U.S. and other countries, as well as non-disclosure agreements. However, it may be possible for a third party to obtain our information without our authorization, independently develop similar technologies, or breach a non-disclosure agreement entered into with us. In addition, many of the countries in which we operate do not have intellectual property laws as protective as those in the U.S. The use of our intellectual property by someone else without our authorization could reduce or eliminate certain competitive advantages we have, cause us to lose sales or otherwise harm our business. Further, the costs associated with protecting our intellectual property rights could materially adversely impact our business.

We have obtained and applied for U.S. and foreign trademark registrations and patents, and will continue to evaluate whether to register additional trademarks and apply for additional patents. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Further, we cannot assure that the validity of our patents or our trademarks will not be challenged. In addition, third parties may be able to develop competing products using technology that avoids our patents.

Unfavorable developments in legal proceedings, investigations and other legal and regulatory matters, could impact us in a materially adverse manner.

There can be no assurance that any outcome of any litigation, investigation or other legal, environmental, compliance and regulatory matter will be favorable. Our financial results could be materially adversely affected by an unfavorable outcome to pending or future litigation and investigations, and other legal, regulatory, environmental and compliance matters. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information.

We are required to comply with anti-corruption and other compliance laws and regulations of the U.S. government and various international jurisdictions, and our failure to comply with these laws and regulations could have a material adverse effect on our business.

We are required to comply with the anti-corruption and other compliance laws and regulations of the U.S. government and various international jurisdictions, such as the U.S. Foreign Corrupt Practices Act and the UK's Bribery Act of 2010. If we fail to comply with anti-corruption laws, we could be subject to substantial civil and criminal penalties, including fines, monetary damages and incarceration for responsible employees and managers. In addition, if our distributors or agents fail to comply with these laws, our business may also be materially adversely affected through reputational harm and penalties.

We are required to comply with environmental, health, and safety laws at our operations around the world. The costs of complying with these laws is significant and increasing.

We are subject to national, state, provincial and/or local environmental, health, and safety laws and regulations in the U.S. and other countries in which we operate, including those related to the disposal of hazardous waste and GHG emissions from our manufacturing processes. These laws, which are continually evolving and imposing additional requirements on our current and former manufacturing facilities, impose liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. Enforcement of these laws can be unclear and is subject to the discretion of governmental agencies. Any failure to comply with existing and future environmental, health and safety laws could subject us to fees, penalties, costs or liabilities, impact our production capabilities, limit our ability to sell, expand or acquire facilities, and have a material adverse effect on our business. Laws and regulations related to the environment, product content and product safety are complex, change often, and can be open to different interpretations. In addition, we could be materially and adversely impacted by any environmental or product safety enforcement action affecting our suppliers, particularly in emerging markets.

We have accrued liabilities for the environmental clean-up of certain sites, including the eleven sites for which U.S. governmental agencies have designated us as a potentially responsible party as of our 2023 fiscal year-end, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information. However, because of the uncertainties associated with environmental assessment and remediation activities, the actual expense to remediate currently identified sites could be higher than the liabilities accrued and additional sites could be identified in the future.

We are subject to export and import control laws and regulations in the jurisdictions in which we do business that could subject us to liability or impair our ability to compete in these markets.

Export control laws and economic sanctions prohibit the shipment of some of our products to embargoed or sanctioned countries, governments and persons. While we train our employees to comply with these regulations, use third party screening software, and take other measures, we cannot guarantee that a violation will not occur. A prohibited shipment has negative consequences, including government investigations, penalties, fines, civil and criminal sanctions and/ or reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to export or sell our products internationally. Any limitation on our ability to export or sell our products could materially adversely affect our business.

Some of our products are subject to export control laws and regulations and may be exported only with an export license or through an applicable export license exception. If we fail to comply with export licensing, customs regulations, economic sanctions or other laws, we could be subject to substantial civil or criminal penalties, including fines, criminal charges against responsible employees and loss of export or import privileges. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or permits, we may also be materially adversely affected through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time consuming and expensive and could result in the delay or loss of sales opportunities.

Risks Related to Other Financial Matters

Our pension assets are significant and subject to market, interest and credit risk that may reduce their value.

Changes in the value of our pension assets, which was approximately $663 million as of December 30, 2023, could materially adversely affect our earnings and cash flows. In particular, the value of our investments may decline due to increases in interest rates or volatility in financial markets. We continuously evaluate options to better manage the volatility associated with our pension liabilities and may take actions to reduce the financial volatility associated with our pension liabilities, which could result in significant charges. Although we mitigate these risks by investing in high quality securities, ensuring adequate diversification of our investment portfolio and monitoring our portfolio's overall risk profile, the value of our investments may nevertheless decline.

The actuarial assumptions used for valuation purposes affect our earnings and cash flows. Changes in accounting standards and government regulations could also affect our pension and postretirement plan expense and funding requirements.

We evaluate the assumptions used in determining projected benefit obligations and the fair value of plan assets for our non-U.S. pension plans and other postretirement benefit plans in consultation with outside actuaries. Our pension and projected postretirement benefit expenses and funding requirements increase or decrease as a result of the assumptions we use, including the discount rate, expected long-term rate of return or mortality rates. Because of changing market conditions or changes in participant populations, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement benefit obligations and related costs. Funding obligations for each plan are determined based on the value of assets and liabilities on a specific date in accordance with applicable government regulations. Our pension funding requirements, and the timing of funding payments, could also be affected by future legislation or regulation. In 2023, the Dutch Senate passed the Dutch Pension Act, which requires traditional defined benefit plans to be phased out and transition to defined contribution plans by January 1, 2028.

An impairment in the carrying value of goodwill could negatively impact our results of operations and net worth.

Goodwill is initially recorded at fair value and not amortized and is reviewed for impairment annually (or more frequently if impairment indicators are present). As of December 30, 2023, the carrying value of our goodwill was $2.01 billion. In 2023, we determined that the goodwill of our reporting units was not impaired. We review goodwill for impairment by comparing the fair value of a reporting unit to its carrying value. In assessing fair value, we make estimates and assumptions about sales, operating margins, growth rates, and discount rates based on our business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors. Goodwill valuations have been calculated primarily using an income approach based on the present value of projected future cash flows of each reporting unit. We could be required to evaluate the carrying value of goodwill prior to the annual assessment if we experience disruptions to our business, unexpected significant declines in operating results, divestiture of a significant component of our business or sustained market capitalization declines. These types of events could result in goodwill impairment charges in the future. Impairment charges could materially adversely affect our business in the periods in which they are made.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management (“CSRM”) program, which is designed to protect the confidentiality, integrity and availability of our critical systems and information, includes a comprehensive cybersecurity incident response plan.

We design and assess our program based on the ISO 27000 and the National Institute of Standards and Technology (NIST) SP-800 and Cybersecurity Framework (“CSF”). We use these frameworks to help us identify, assess and manage cybersecurity risks relevant to our business. It is not intended to suggest that we meet any particular technical standards, specifications or requirements.

Our CSRM program complements our overall enterprise risk management program, using similar methodologies and governance processes to identify risks and mitigating strategies.

Our CSRM program includes risk assessments designed to help identify potentially material cybersecurity risks to our critical systems, information, products and services, as well as our broader enterprise IT environment; an IT security team principally responsible for managing our cybersecurity risk assessment processes, security controls and response to any cybersecurity events; the use of third party experts and service providers, where appropriate, to assess, test and otherwise assist with protecting our security environment; cybersecurity awareness training for our employees and further training for our incident response personnel and senior management; a cybersecurity incident response plan that includes procedures for assessing and coordinating our response to cybersecurity events; and a third-party risk management process for service providers, suppliers and vendors.

We have not experienced cybersecurity events that have materially affected our operations, results of operations, or financial condition. However, we face certain ongoing risks from cybersecurity threats that, if realized, would be reasonably likely to materially affect us, including our operations, results of operations, or financial condition.

Risks and uncertainties related to cybersecurity are discussed in greater detail under “Risks Related to Information Technology” in Item 1A of this report.

Cybersecurity Governance

Our Board of Directors (our “Board”) considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee primary responsibility for overseeing our CSRM program and engaging with management on cybersecurity and other risks related to our IT controls and security at least twice per year. Management updates the Audit Committee, if and as needed, regarding any significant cybersecurity events, as well as events that may have had lesser potential impact.

In addition to reports from its Chair on the Audit Committee’s discussions on cybersecurity, our Board members receive periodic presentations on cybersecurity topics from our Chief Information Officer and our Information Security Officer (“ISO”) as part of their continuing education on risks impacting public companies.

Our cybersecurity leadership team (“CSLT”), which includes leaders accountable for security operations, incident response, risk and compliance, data security, application security, digital solutions security, vulnerability management and operational technology security, is responsible for assessing and managing our risks from cybersecurity threats. The team has primary responsibility for our overall CSRM program and supervises both our internal cybersecurity personnel and our external cybersecurity consultants. Information security personnel maintain a variety of technical and managerial security certifications and have broad security experience in manufacturing, finance, software and IT environments.

The CSLT supervises our efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through a variety of means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants; and reports from cybersecurity systems deployed in our IT environment.

Item 2. PROPERTIES

As of December 30, 2023, we operated manufacturing facilities in excess of 100,000 square feet in the reportable segments and locations listed below.

Materials Group

U.S.	Peachtree City, Georgia; Fort Wayne, Greenfield, and Lowell, Indiana; Fairport Harbor, Mentor, Oak Harbor, and Painesville, Ohio; Mill Hall, Pennsylvania
Non-U.S.	Soignies and Turnhout, Belgium; Vinhedo, Brazil; Guangzhou, Kunshan, and Zhuozhou, China; Champ-sur-Drac, France; Gotha, Germany; Pune and Noida, India; Longford, Ireland; Kibbutz Hanita, Israel; Rodange, Luxembourg; Bangi, Malaysia; Queretaro, Mexico; Rayong, Thailand; and Cramlington, United Kingdom

Solutions Group

U.S.	New Century, Kansas and Miamisburg, Ohio
Non-U.S.	Dhaka, Bangladesh; Guangzhou, Nansha, Panyu, and Suzhou, China; Bufalo, Honduras; Ancarano, Italy; Kulim, Malaysia; and Long An Province, Vietnam

In addition to the manufacturing facilities described above, our other principal facilities include our corporate headquarters and divisional office in Mentor, Ohio and our divisional and corporate offices located in Dallas, Texas; Vinhedo, Brazil; Hong Kong and Kunshan, China; and Oegstgeest, the Netherlands.

We own all of the principal properties identified above, except for the facilities in the following locations, which are leased: Hong Kong, Panyu and Zhuozhou, China; Bufalo, Honduras; Kibbutz Hanita, Israel; New Century, Kansas; Mentor, Ohio; and Oegstgeest, the Netherlands.

We consider all our properties, whether owned or leased, suitable and adequate for our current needs. We generally expand production capacity as needed to meet increased demand. Owned buildings and plant equipment are insured against major losses from fire and other usual business risks, subject to applicable deductibles. We are not aware of any material defects in title to, or significant encumbrances on, our properties, except for certain mortgage liens.

Item 3. LEGAL PROCEEDINGS

See Note 8, “Contingencies,” in the Notes to Consolidated Financial Statements.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Our common stock is listed under the ticker symbol "AVY" on the New York Stock Exchange. We did not sell securities in any unregistered transactions during fiscal year 2023. We have historically paid quarterly cash dividends. Future dividend payments are subject to the approval by our Board of Directors based on our earnings, capital requirements, financial condition and other factors.

We had 3,600 shareholders of record as of December 30, 2023, the last day of our 2023 fiscal year.

Stockholder Return Performance

The graph below compares the cumulative stockholder return on our common stock, including reinvestment of dividends, with the return on the S&P 500 Stock Index, S&P 500 Industrials Index and Dow Jones U.S. Container & Packaging Index, in each case for the five-year period ending December 31, 2023. In 2023, we disaggregated our market basket used in previous years into the S&P 500 Industrials Index and the Dow Jones U.S. Container & Packaging Index, of which we are a member. We believe this presentation provides greater clarity on our relative performance, reflecting it in a manner more consistent with the methodology used by peer companies.


$300
$250
$200
$150
$100
$50
Avery Dennison
S&P 500 Index
S&P 500 Industrials Index
Dow Jones U.S. Container & Packaging Index
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023

Total Return Analysis[(1)]

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Avery Dennison	$100	$149	$179	$254	$216	$245
S&P 500 Index	100	131	156	200	164	207
S&P 500 Industrials Index	100	129	144	174	164	194
Dow Jones U.S. Container & Packaging Index	100	129	156	173	142	153

(1) Assumes $100 invested on December 31, 2018 and reinvestment of dividends.

(b) Not applicable.

(c) Repurchases of Equity Securities by Issuer

Repurchases by us or our "affiliated purchasers" (as defined in Rule 10b-18(a)(3) of the Exchange Act) of registered equity securities in the fourth quarter of 2023 are shown in the table below. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes.

Period[1]	**Total number of shares purchased**[2]	**Average price paid per share**[3]	**Total number of shares purchased as part of publicly announced plans**[2][4]	**Approximate dollar value of shares that may yet be purchased under the plans**[5]
October 1, 2023 – October 28, 2023	59.1	$178.5	59.1	$602.6
October 29, 2023 – November 25, 2023	55.7	176.2	55.7	592.8
November 26, 2023 – December 30, 2023	—	—	—	592.8
Total	114.8	$177.5	114.8	$592.8

[1] The periods shown are our fiscal months during the thirteen-week quarter ended December 30, 2023.

[2] Shares in thousands.

[3] Average price paid per share includes transaction costs to acquire the shares and excludes the non-deductible 1% excise tax on the net value of repurchases imposed under the Inflation Reduction Act of 2022.

[4] In April 2022, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.

[5] Dollars in millions.

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ORGANIZATION OF INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations, should be read in conjunction with the Consolidated Financial Statements and related notes thereto, and includes the sections shown below.

NON-GAAP FINANCIAL MEASURES

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for quarters and year-to-date periods, as applicable. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are also useful to their assessments of our performance and operating trends, as well as liquidity. Reconciliations are provided in accordance with Regulation G and S-K and reconcile our non-GAAP financial measures with the most directly comparable GAAP financial measures.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal proceedings, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture investments, currency adjustments due to highly inflationary economies, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use the non-GAAP financial measures defined below in this MD&A.

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, the reclassification of sales between segments; where applicable, an extra week in our fiscal year; the calendar shift resulting from the extra week in the prior fiscal year; and currency adjustment for transitional reporting of highly inflationary economies. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current period average exchange rates to exclude the effect of foreign currency fluctuations.

- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

- *Adjusted free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from company-owned life insurance policies, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Where applicable, adjusted free cash flow is also adjusted for certain acquisition-related transaction costs. We believe that adjusted free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.
- *Operational working capital as a percentage of annualized current quarter net sales* refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as net current assets or liabilities held-for-sale divided by annualized current quarter net sales. We believe that operational working capital as a percentage of annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets and other current liabilities) that tend to be disparate in amount, frequency or timing, and may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

OVERVIEW AND OUTLOOK

Fiscal Year

Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2023, 2022, and 2021 fiscal years consisted of 52-week periods ending December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Net Sales

The factors impacting reported net sales change, as compared to the prior-year period, are shown in the table below.

	2023	2022
Reported net sales change	(8)%	8 %
Foreign currency translation	1	6
Sales change ex. currency[1]	(7)%	13 %
Acquisitions	(1)	(4)
Organic sales change[1]	(8)%	10 %

[1] Totals may not sum due to rounding.

In 2023, net sales decreased on an organic basis primarily due to lower volume, partially offset by the impact of pricing actions. In 2022, net sales increased on an organic basis primarily due to pricing actions, partially offset by lower volume/mix.

Net Income

Net income decreased from approximately $757 million in 2022 to approximately $503 million in 2023. The major factors affecting this decrease were:

- Lower volume driven primarily by inventory destocking
- Higher restructuring charges
- Increase accrual for a legacy legal matter
- Higher employee-related costs
- Argentine peso remeasurement loss
- Growth investments

Offsetting factors:

- Benefits from productivity initiatives, including temporary cost-saving actions, material re-engineering and savings from restructuring actions, net of transition costs
- The net impact of pricing and raw material input costs
- Lower provision for income taxes

Business Acquisitions

2023 Business Acquisitions

On November 23, 2023, we completed our business acquisition of Silver Crystal Group ("Silver Crystal"), a Canada-based provider of sports apparel customization and application solutions across in-venue, direct-to-business and e-commerce platforms. On May 22, 2023, we completed our business acquisition of LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments. On March 6, 2023, we completed our business acquisition of Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries. These acquisitions expanded the product portfolio in our Solutions Group reportable segment.

The acquisitions of Silver Crystal, Lion Brothers and Thermopatch are referred to collectively as the "2023 Acquisitions."

The aggregate purchase consideration, including purchase consideration payable, for the 2023 Acquisitions was approximately $231 million. We funded the 2023 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $5 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The final allocations of purchase consideration for the 2023 Acquisitions to assets and liabilities are ongoing as we continue to evaluate certain balances, estimates and assumptions during the measurement period (up to one year from their respective acquisition date). Consistent with the allowable time to complete our assessment, the valuation of certain acquired assets and liabilities, including environmental liabilities and income taxes, is currently pending finalization.

The 2023 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

2022 Business Acquisitions

In January 2022, we completed our business acquisitions of TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted RFID products that can be sewn onto or inserted into garments, and Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of TexTrace and Rietveld are referred to collectively as the "2022 Acquisitions."

The aggregate purchase consideration for the 2022 Acquisitions was approximately $35 million. We funded the 2022 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $30 million, subject to the acquired company achieving certain post- acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2022 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Cost Reduction Actions

2023 Actions

In the third quarter of 2023, we approved a restructuring plan (the "2023 Plan") to further optimize the European footprint of our Materials Group reportable segment by reducing operations in a manufacturing facility in Belgium. The cumulative charges associated with the 2023 Plan consisted of severance and related costs for the reduction of approximately 210 positions as well as asset impairment charges. During 2023 we recorded $30.4 million in restructuring charges related to the 2023 Plan. The activities related to the 2023 Plan are expected to be substantially completed by mid-2025.

We recorded $49.0 million in restructuring charges, net of reversals, related to other 2023 actions (collectively with the 2023 Plan, "2023 Actions"). These charges consisted of severance and related costs for the reduction of approximately 1,450 positions and asset impairment charges at numerous locations across our company.

2019/2020 Actions

During 2022, we recorded $7.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 830 positions and asset impairment charges at numerous locations across our company, reflecting actions in both our reportable segments. The actions in our Materials Group reportable segment were primarily associated with consolidations of its operations in North America and its graphics business in Europe, in part in response to the pandemic. The actions in our Solutions Group reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to the pandemic. Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2022.

We realized approximately $69 million and $26 million, respectively, in savings from restructuring, net of transition costs, primarily related to our 2023 actions in 2023 and our 2019/2020 actions in 2022.

Restructuring charges were included in "Other expense (income), net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Accounting Guidance Updates

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

Cash Flow

(In millions)	**2023**	**2022**	**2021**
Net cash provided by operating activities	$ 826.0	$ 961.0	$1,046.8
Purchases of property, plant and equipment	(265.3)	(278.1)	(255.0)
Purchases of software and other deferred charges	(19.8)	(20.4)	(17.1)
Proceeds from company-owned life insurance policies	48.1	—	—
Proceeds from sales of property, plant and equipment	1.0	2.3	1.1
Proceeds from insurance and sales (purchases) of investments, net	1.9	1.9	3.1
Payments for certain acquisition-related transaction costs	—	.6	18.8
Adjusted free cash flow	$ 591.9	$ 667.3	$ 797.7

In 2023, net cash provided by operating activities decreased compared to 2022 primarily due to lower net income and higher tax payments, net of refunds, partially offset by changes in operational working capital and lower incentive compensation payments. In 2023, adjusted free cash flow decreased compared to 2022 primarily due to lower net cash provided by operating activities, partially offset by higher proceeds from company-owned life insurance policies and lower purchases of property, plant and equipment.

Outlook

Certain factors that we believe will contribute to our 2024 results are described below.

- We anticipate net sales to increase due to higher volume as our markets improve following significant inventory destocking downstream from our company in 2023, which we may partially offset with deflation-related pricing actions.
- We anticipate incremental savings from restructuring actions, net of transition costs.
- We expect an insignificant impact to our full-year operating income from foreign currency translation, based on recent rates.
- We expect our full-year effective tax rate to be in the mid-twenty percent range.

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes

(In millions, except percentages)	2023	2022	2021
Net sales	$8,364.3	$9,039.3	$8,408.3
Cost of products sold	6,086.8	6,635.1	6,095.5
Gross profit	2,277.5	2,404.2	2,312.8
Marketing, general and administrative expense	1,313.7	1,330.8	1,248.5
Other expense (income), net	180.9	(.6)	5.6
Interest expense	119.0	84.1	70.2
Other non-operating expense (income), net	(30.8)	(9.4)	(4.1)
Income before taxes	$ 694.7	$ 999.3	$ 992.6
Gross profit margin	27.2 %	26.6 %	27.5 %

Gross Profit Margin

Gross profit margin in 2023 increased compared to 2022 primarily due to benefits from productivity initiatives, including temporary cost-saving actions, material re-engineering and savings from restructuring actions, net of transition costs, and the net impact of pricing and raw material inputs costs, partially offset by lower volume and higher employee-related costs.

Gross profit margin in 2022 decreased compared to 2021 primarily due to the net impact of higher selling prices, higher raw material costs and higher freight costs, as well as higher employee-related costs, partially offset by higher volume/mix primarily related to the impact of acquisitions.

Marketing, General and Administrative Expense

Marketing, general and administrative expense decreased in 2023 compared to 2022 primarily due to benefits from productivity initiatives, including temporary cost-saving actions and savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs and growth investments.

Marketing, general and administrative expense increased in 2022 compared to 2021 primarily due to the impact of acquisitions and growth investments, partially offset by the impact of favorable foreign currency translation.

Other Expense (Income), Net

(In millions)	2023	2022	2021
Other expense (income), net by type			
Restructuring charges:			
Severance and related costs	$ 70.8	$ 7.6	$ 10.5
Asset impairment charges and lease cancellation costs	8.6	.1	3.1
Other items:			
Outcomes of legal proceedings, net	64.3	6.3	(.4)
Argentine peso remeasurement loss	29.9	—	—
Transaction and related costs	5.3	.3	20.9
(Gain) loss on venture investments	1.5	(13.5)	(23.0)
(Gain) loss on sales of assets	.5	(1.4)	.2
Gain on sale of product line	—	—	(5.7)
Other expense (income), net	$180.9	$ (.6)	$ 5.6

Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding restructuring charges.

Refer to Note 9, "Fair Value Measurements," to the Consolidated Financial Statements for more information regarding gains on venture investments.

Refer to Note 8, "Contingencies," and Note 15, "Segment and Disaggregated Revenue Information," to the Consolidated Financial Statements for more information regarding outcomes of legal proceedings.

Interest Expense

Interest expense increased by approximately $34.9 million in 2023 compared to 2022, primarily as a result of higher interest rates on borrowings and higher debt levels.

Interest expense increased by approximately $13.9 million in 2022 compared to 2021, primarily as a result of additional interest from the $800 million of senior notes we issued in August 2021 and higher interest rates on short-term borrowings.

Other Non-Operating Expense (Income), Net

Other non-operating income increased in 2023 compared to 2022 due to higher interest income, primarily in Argentina.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2023	2022	2021
Income before taxes	$694.7	$999.3	$992.6
Provision for income taxes	191.7	242.2	248.6
Equity method investment (losses) gains	—	—	(3.9)
Net income	$503.0	$757.1	$740.1
Net income per common share	$ 6.23	$ 9.28	$ 8.93
Net income per common share, assuming dilution	6.20	9.21	8.83
Effective tax rate	27.6 %	24.2 %	25.0 %

Provision for Income Taxes

Our effective tax rate in 2023 increased compared to 2022 primarily due to higher non-deductible expenses resulting from the impact of the Argentine peso remeasurement loss, higher tax charges from the recognition of uncertain tax positions in certain foreign jurisdictions, and lower U.S. federal return-to-provision benefits. Our effective tax rate in 2022 decreased compared to 2021 primarily due to higher benefits related to the settlement of certain foreign tax audits, partially offset by U.S. federal return-to-provision benefits that were lower than in 2021.

Many countries have enacted, or plan to enact, changes to their tax laws based on the Organization for Economic Cooperation and Development ("OECD") Base Erosion and Profit Shifting recommendations to implement a global minimum tax, namely the Pillar Two framework. The first component of the Pillar Two framework is expected to be effective for our company in 2024, with a second component expected to be effective in 2025. While we do not expect the implementation of a global minimum tax to have a material impact on our effective tax rate, our analysis is ongoing as the OECD continues to release additional guidance and countries implement legislation.

Our effective tax rate can vary from period to period due to a variety of factors, such as changes in our mix of earnings in countries with differing statutory tax rates, changes in our tax reserves, settlements of income tax audits, changes in tax laws and regulations, return-to-provision adjustments, tax impacts related to stock-based payments, and our execution of tax planning strategies.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

Operating income refers to income before taxes, interest and other non-operating expense (income), net.

Materials Group

(In millions)	2023	2022	2021
Net sales including intersegment sales	$5,968.4	$6,632.2	$6,312.3
Less intersegment sales	(157.1)	(137.1)	(105.8)
Net sales	$5,811.3	$6,495.1	$6,206.5
Operating income[1]	700.9	859.3	883.3
[1] Included charges associated with restructuring actions and related costs in all years, Argentine peso remeasurement loss and loss on sale of assets in 2023, outcomes of legal proceedings in 2023 and 2021, gain on venture investment in 2022, and gain on sale of product line, gain on sale of assets, and transaction and related costs in 2021	$ 88.3	$ (13.4)	$ (25.7)

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2023	2022
Reported net sales change	(11)%	5 %
Foreign currency translation	—	6
Sales change ex. currency[1]	(10)	11
Organic sales change[1]	(10)%	11 %

[1] Totals may not sum due to rounding.

In 2023, net sales decreased on an organic basis compared to the same period in the prior year due to lower volume driven primarily by inventory destocking, partially offset by the impact of pricing actions. On an organic basis, net sales decreased by a low double-digit rate in North America, a mid-to-high teens rate in Western Europe and a mid-to-high single digit rate in emerging markets.

In 2022, net sales increased on an organic basis compared to the same period in the prior year due to pricing actions, partially offset by lower volume/mix. On an organic basis, net sales increased a low double-digit rate in North America, a high-teens rate in Western Europe and by a mid-to-high single digit rate in emerging markets.

Operating Income

Operating income decreased in 2023 compared to the same period in 2022 primarily due to lower volume, higher restructuring charges and the Argentine peso remeasurement loss, partially offset by benefits from productivity initiatives, including temporary cost-saving actions, material re-engineering and savings from restructuring actions, net of transition costs, and the net impact of pricing and raw material input costs.

Operating income decreased in 2022 compared to the same period in 2021 primarily due to unfavorable volume/mix, the impact of unfavorable foreign currency translation, higher employee-related costs and the impact of a Brazil indirect tax credit in the prior year, partially offset by the net impact of higher selling prices, higher raw material costs and higher freight costs.

Solutions Group

(In millions)	2023	2022	2021
Net sales including intersegment sales	$2,588.5	$2,581.6	$2,239.1
Less intersegment sales	(35.5)	(37.4)	(37.3)
Net sales	$2,553.0	$2,544.2	$2,201.8
Operating income[(1)]	165.7	302.3	257.2
[(1)] Included charges associated with restructuring actions, outcomes of legal proceedings, and transaction and related costs in all years, loss on venture investments in 2023, gain on sales of assets in 2022, loss on sale of asset and gain on venture investments in 2021.	$ 86.3	$ 7.8	$ 36.6

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2023	2022
Reported net sales change	— %	16 %
Reclassification of sales between segments	—	(1)
Foreign currency translation	2	4
Sales change ex. currency[(1)]	2	19
Acquisitions	(3)	(14)
Organic sales change[(1)]	(1)%	5 %

[(1)] Totals may not sum due to rounding.

In 2023, on an organic basis, net sales increased by a high single-digit rate in high-value categories and decreased by a low-double digit rate in the base business compared to the prior year. Company-wide, on an organic basis, sales of Intelligent Label solutions increased by a low-double digit rate compared to the prior year.

In 2022, on an organic basis, net sales increased by a mid-teens rate in high-value categories and decreased by a low-single digit rate in the base business compared to the prior year. Company-wide, on an organic basis, sales of Intelligent Label solutions increased by a mid-teens rate compared to the prior year.

Operating Income

Operating income decreased in 2023 compared to 2022 primarily due to an increased accrual for the *Adasa* legal matter (described in Note 8, "Contingencies" to the Consolidated Financial Statements), higher employee-related costs, lower volume, growth investments and the impact of unfavorable foreign currency translation, partially offset by benefits from productivity initiatives, including temporary cost-saving actions and savings from restructuring actions, net of transition costs.

Operating income increased in 2022 compared to 2021 primarily due to the combined benefit of higher organic volume and acquisitions, the impact of legal proceedings in the prior year, and lower transaction and related costs, partially offset by higher amortization of other intangibles resulting from business acquisitions, growth investments and higher employee-related costs.

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)	2023	2022	2021
Net income	$ 503.0	$ 757.1	$ 740.1
Depreciation	187.4	177.4	167.3
Amortization	111.0	113.3	76.8
Provision for credit losses and sales returns	49.9	50.1	35.7
Stock-based compensation	22.3	47.4	37.2
Deferred taxes and other non-cash taxes	(24.4)	18.4	2.6
Other non-cash expense and loss (income and gain), net	37.1	23.5	11.7
Trade accounts receivable	(16.7)	(22.1)	(113.2)
Inventories	111.7	(140.7)	(182.7)
Accounts payable	(87.6)	68.2	255.2
Taxes on income	(18.7)	18.9	(7.3)
Other assets	37.7	15.3	4.1
Other liabilities	(86.7)	(165.8)	19.3
Net cash provided by operating activities	$ 826.0	$ 961.0	$ 1,046.8

In 2023, cash flow provided by operating activities decreased compared to 2022 primarily due to lower net income and higher tax payments, net of refunds, partially offset by changes in operational working capital and lower incentive compensation payments.

In 2022, cash flow provided by operating activities decreased compared to 2021 primarily due to changes in operational working capital, higher incentive compensation payments and the timing of payroll payments, partially offset by higher net income and lower income tax payments, net of refunds.

Investing Activities

(In millions)	2023	2022	2021
Purchases of property, plant and equipment	$(265.3)	$(278.1)	$ (255.0)
Purchases of software and other deferred charges	(19.8)	(20.4)	(17.1)
Proceeds from company-owned life insurance policies	48.1	—	—
Proceeds from sales of property, plant and equipment	1.0	2.3	1.1
Proceeds from insurance and sales (purchases) of investments, net	1.9	1.9	3.1
Proceeds from sale of product line and venture investment	—	1.1	7.6
Payments for acquisitions, net of cash acquired, and venture investments	(224.9)	(39.5)	(1,477.6)
Net cash used in investing activities	$(459.0)	$(332.7)	$(1,737.9)

Purchases of Property, Plant and Equipment

In 2023, in our Solutions Group reportable segment, we primarily invested in buildings and equipment to support growth in certain countries in Asia Pacific, primarily Malaysia, in the U.S. and in certain countries in Latin America, primarily Mexico; in our Materials Group reportable segment, we primarily invested in buildings and equipment to support growth in the U.S. and in certain countries in Europe, primarily France, and in Asia Pacific, primarily China. In 2022, in our Solutions Group reportable segment, we primarily invested in buildings and equipment to support growth in certain countries in Asia Pacific, including Malaysia, China and Vietnam, and in the U.S.; in our Materials Group reportable segment, we primarily invested in buildings and equipment in the U.S. and certain countries in Europe, primarily France, and Latin America, primarily Brazil. In 2021, in our Materials Group reportable segment, we primarily invested in equipment to support growth in the U.S. and certain countries in Asia Pacific, including India and China, and Europe, including France and Luxembourg; in our Solutions Group reportable segment we primarily invested in equipment to support growth in certain countries in Asia Pacific, including China, Malaysia and Bangladesh, and in the U.S.

Purchases of Software and Other Deferred Charges

In 2023, 2022 and 2021, we invested in information technology upgrades worldwide.

Proceeds from Company-Owned Life Insurance Policies

In 2023, we utilized approximately $48 million of the cash surrender value available under our company-owned life insurance policies.

Proceeds from Sale of Product Line and Venture Investment

In 2022, we received proceeds of $1.1 million from the sale of a venture investment. In 2021, proceeds from the sale of a product line were in our Materials Group reportable segment.

Payments for Acquisitions, Net of Cash Acquired, and Venture Investments

We paid consideration, net of cash acquired, of approximately $223 million for the 2023 Acquisitions and $30 million for the 2022 Acquisitions. We funded the 2023 Acquisitions and 2022 Acquisitions using cash and commercial paper borrowings. In 2021, we paid consideration, net of cash acquired, of approximately $1.44 billion to acquire CB Velocity Holdings, LLC ("Vestcom") and $32 million to acquire ZippyYum, LLC ("ZippyYum") and JDC Solutions, Inc. ("JDC"). We funded the Vestcom acquisition using the net proceeds from the senior notes we issued in August 2021, commercial paper borrowings and cash. We funded the ZippyYum and JDC acquisitions using cash and commercial paper borrowings. We also made certain venture investments in 2023, 2022 and 2021.

Refer to Note 2, "Business Acquisitions," to the Consolidated Financial Statements for more information.

Financing Activities

(In millions)	2023	2022	2021
Net increase (decrease) in borrowings with maturities of three months or less	$ (36.6)	$ 34.6	$ 259.2
Additional long-term borrowings	394.9	—	791.7
Repayments of long-term debt and finance leases	(255.9)	(6.3)	(13.4)
Dividends paid	(256.7)	(238.9)	(220.6)
Share repurchases	(137.5)	(379.5)	(180.9)
Net (tax withholding) proceeds related to stock-based compensation	(23.8)	(25.1)	(25.4)
Other	(1.6)	—	(6.3)
Net cash (used in) provided by financing activities	$(317.2)	$(615.2)	$ 604.3

Borrowings and Repayment of Debt

During 2023, 2022 and 2021, our commercial paper borrowings were used to fund acquisitions, dividend payments, share repurchases, capital expenditures and other general corporate purposes.

In March 2023, we issued $400 million of senior notes, due March 15, 2033, which bear an interest rate of 5.750% per year, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $394.9 million, which we used to repay both existing indebtedness under our commercial paper programs and our $250 million aggregate principal amount of senior notes that matured on April 15, 2023.

In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due August 15, 2024, which we can repay without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.

Refer to Note 2, “Business Acquisitions,” and Note 4, “Debt,” to the Consolidated Financial Statements for more information.

Dividends Paid

We paid dividends per share of $3.18, $2.93 and $2.66 in 2023, 2022 and 2021, respectively. In April 2023, we increased our quarterly dividend rate to $.81 per share, representing an increase of approximately 8% from our previous quarterly dividend rate of $.75 per share. In April 2022, we increased our quarterly dividend to $.75 per share, representing an increase of approximately 10% from our previous dividend rate of $.68 per share.

Share Repurchases

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2023, 2022 and 2021, we repurchased approximately 0.8 million, 2.2 million and 0.9 million shares of our common stock, respectively.

In April 2022 our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to any amount outstanding under our previous Board authorization. Shares of our common stock in the aggregate amount of $592.8 million as of December 30, 2023 remained authorized for repurchase under this Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation

In 2023, tax withholding for stock-based compensation was comparable to 2022 and 2021.

Approximately .02 million stock options were exercised in 2021. Refer to Note 12, “Long-Term Incentive Compensation,” to the Consolidated Financial Statements for more information.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

Property, plant and equipment, net, increased by approximately $86 million to $1.63 billion at year-end 2023, which primarily reflected purchases of property, plant and equipment and the impact of foreign currency translation, partially offset by depreciation expense.

Goodwill increased by approximately $151 million to $2.01 billion at year-end 2023, which reflected the impact of the acquired goodwill associated with the 2023 Acquisitions and foreign currency translation.

Other intangibles resulting from business acquisitions, net, increased by approximately $9 million to $849.1 million at year-end 2023, reflecting the valuation of intangible assets associated with the 2023 Acquisitions, partially offset by current year amortization expense.

Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.

Other assets decreased by approximately $1 million to $809.6 million at year-end 2023, primarily reflecting the utilization of the cash surrender value available under our company-owned life insurance policies, partially offset by higher operating lease assets.

Long-term Retirement Benefits and Other Liabilities

Other long-term retirement benefits and other liabilities increased by approximately $133 million to $500.3 million at year-end 2023, primarily reflecting the contingent liability recorded for the *Adasa* legal matter and higher operating lease liabilities.

Shareholders' Equity Accounts

The balance of our shareholders' equity increased by approximately $96 million to $2.13 billion at year-end 2023. Refer to Note 11, "Supplemental Equity and Comprehensive Income Information," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2023	2022
Change in net sales	$ (58)	$ (417)

In 2023, international operations generated approximately 69% of our net sales. Our future results are subject to changes in political, social and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange rates.

The unfavorable impact of foreign currency translation on net sales in 2023 compared to 2022 was primarily related to sales in China, partially offset by favorable impact from euro-denominated sales.

Effect of Foreign Currency Transactions

The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate. Refer to Note 5, "Financial Instruments," to the Consolidated Financial Statements for more information.

During 2023, the Argentine peso devalued significantly compared to the U.S. dollar which resulted in remeasurement loss of approximately $30 million which was included in "Other expense (income), net" in the Consolidated Statements of Income.

Analysis of Selected Financial Ratios

We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding the factors impacting our cash flow other than net income and capital expenditures.

Operational Working Capital Ratio

Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital (deficit) below. Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales, in 2023 was lower than in 2022. Further information regarding the components of operational working capital is provided below.

(In millions, except percentages)	2023	2022
(A) Working capital (deficit)	$ 96.5	$ (17.8)
Reconciling items:		
Cash and cash equivalents	(215.0)	(167.2)
Other current assets	(245.4)	(230.5)
Short-term borrowings and current portion of long-term debt and finance leases	622.2	598.6
Current income taxes payable and other current accrued liabilities	800.2	861.9
(B) Operational working capital	$1,058.5	$1,045.0
(C) Fourth-quarter net sales, annualized	$8,442.0	$8,103.6
Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	12.5 %	12.9 %

Accounts Receivable Ratio

The average number of days sales outstanding was 61 days in 2023 compared to 62 days in 2022, calculated using the accounts receivable balance at year-end divided by the average daily sales in the fourth quarter of 2023 and 2022, respectively.

Inventory Ratio

Average inventory turnover was 6.6 in 2023 compared to 6.0 in 2022, calculated using the annualized fourth-quarter cost of products sold in 2023 and 2022, respectively, and divided by the inventory balance at the respective year-end. The increase in average inventory turnover primarily reflected higher prior-year inventory balances due to customer inventory destocking.

Accounts Payable Ratio

The average number of days payable outstanding was 77 days in 2023 compared to 80 days in 2022, calculated using the accounts payable balance at year-end divided by the annualized fourth-quarter cost of products sold in 2023 and 2022, respectively. The decrease in the average number of days payable outstanding from the prior year primarily reflected the timing of vendor payments, the impact of acquisitions and the impact of foreign currency translation.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper borrowings supported by the Revolver. We use these resources to fund our operational needs.

At year-end 2023, we had cash and cash equivalents of $215.0 million held in accounts at third-party financial institutions in numerous locations throughout the world. At year-end 2023, the majority of our cash and cash equivalents was held by our foreign subsidiaries, primarily in the Asia Pacific region.

To meet our U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from our foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate foreign earnings and profits, a portion would be subject to cash payments of withholding taxes imposed by foreign tax authorities. Additional U.S. taxes may also result from the impact of foreign currency fluctuations related to these earnings and profits.

In January 2023, we extended the maturity date of the Revolver by one year to February 13, 2026, and increased the commitments by $400 million, from $800 million to $1.2 billion. Additionally, we amended the Revolver to replace the LIBOR benchmark interest rate with Term SOFR, Euribor and SONIA benchmark interest rates. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes.

The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio (calculated as a ratio of consolidated debt to consolidated EBITDA as defined in the agreement) of not more than 3.50 to 1.00; provided that, in the event of an acquisition by us that exceeds $250 million, which occurred when we acquired Vestcom, the maximum leverage ratio increases to 4.00 to 1.00 for the fiscal quarter in which the acquisition occurs and the three fiscal quarters immediately following that fiscal quarter. As of December 30, 2023 and December 31, 2022, our ratio was substantially below the maximum ratio allowed by the Revolver.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $327 million in the aggregate at December 30, 2023. These lines may be cancelled at any time by us or the issuing banks. Short- term borrowings outstanding under these lines of credit were $1.0 million and $2.4 million at December 30, 2023 and December 31, 2022, respectively, with weighted average interest rates of 2.24% and 0.64%, respectively. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.

We are exposed to financial market risk resulting from changes in interest and foreign currency exchange rates, and to possible liquidity and credit risks of our counterparties.

We currently anticipate using cash flows from operations and commercial paper borrowings to repay the $300 million of senior notes we issued in 2021, which mature in the third quarter of 2024.

Capital from Debt

The carrying value of our total debt increased by approximately $142 million to $3.24 billion at year-end 2023 from 2022, primarily reflecting our issuance of $400 million of senior notes in March 2023 and the revaluation of our euro- denominated senior notes, partially offset by the repayment of our $250 million of senior notes maturing in April 2023 and a net decrease in commercial paper borrowings.

Credit ratings are a significant factor in our ability to raise short- and long-term financing. The credit ratings assigned to our company also impact the interest rates we pay and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings could impact our ability to access commercial paper markets. If our access to commercial paper markets were to become limited, the Revolver and our other credit facilities would be available to meet our short-term funding requirements. When determining our credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic footprint and management team. We remain committed to maintaining an investment grade rating.

Fair Value of Debt

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $3.11 billion at December 30, 2023 and $2.85 billion at December 31, 2022. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Material Cash Requirements at End of Year 2023

We have short- and long-term material cash requirements related to our contractual obligations that arise in the normal course of business. In addition to principal and interest payments on our outstanding debt obligations, our contractual obligations primarily consist of lease payments and purchase commitments.

Refer to Note 4, “Debt,” to the Consolidated Financial Statements for a summary of our principal payments for short- term borrowings and long-term debt obligations as of December 30, 2023. Future interest payments for long-term debt as of December 30, 2023 are approximately $90 million in 2024; $87 million in 2025; $78 million in 2026; $78 million in 2027; $78 million in 2028; and $199 million from 2029 through maturity.

As of December 30, 2023, we have a commitment to purchase approximately $164 million of raw materials in fiscal year 2024.

Refer to Note 7, “Commitments and Leases,” to the Consolidated Financial Statements for a summary of our lease obligations as of December 30, 2023.

Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for information regarding our defined benefit pension plan contributions and future benefit payments, deferred compensation plan benefit payments and unfunded termination indemnity benefits.

Refer to Note 12, “Long-term Incentive Compensation,” to the Consolidated Financial Statements for information regarding cash-based awards to employees under one of our long-term incentive compensation plans.

Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information regarding our unrecognized tax benefits of approximately $88 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect our reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of revenue and expense. Actual results could differ from these estimates.

Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, business combinations, pension and postretirement benefits, taxes based on income and long-term incentive compensation.

Goodwill

Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics.

We perform our annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

A quantitative assessment primarily consists of using the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill. We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit. In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

In our annual impairment analysis in the fourth quarter of 2023, the goodwill of all reporting units in our Materials Group and Solutions Group reportable segments were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more-likely-than-not greater than their respective carrying values. Therefore, the goodwill of our reporting units was not impaired.

Business Combinations

The results of acquired businesses are included in our Consolidated Financial Statements from their acquisition date. Assets and liabilities of an acquired business are recorded at their estimated fair values on the acquisition date. We engage third-party valuation specialists to assist us in determining these fair values where necessary. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

The allocation of purchase price requires management to make significant estimates and assumptions. While we believe our assumptions and estimates are reasonable, they are inherently uncertain and based in part on our experience, market conditions, our projections of future performance, and information obtained from management of the acquired companies. Critical estimates include, but are not limited to, the following:

- Future revenue and profit margins;
- Royalty rates;
- Discount rates;
- Customer retention rates;
- Technology migration curves; and
- Useful lives assigned to acquired intangible assets.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over their respective estimated useful lives to marketing, general and administrative expense.

Pension and Postretirement Benefits

The assumptions we use in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions we use, such as the discount rate, expected long-term rate of return or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liabilities and related costs.

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates we use in valuing our postretirement obligations. The assumed discount rates for our non-U.S. pension plans reflect market rates for high quality corporate bonds currently available. Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our pension and postretirement benefit plans. As of December 30, 2023, a 0.25% increase in the discount rates associated with our non-U.S. plans would have decreased our year-end projected benefit obligation by $27 million and decreased expected periodic benefit cost for the coming year by approximately $1 million. Conversely, a 0.25% decrease in the discount rates associated with our non-U.S. plans would have increased our year-end projected benefit obligation by approximately $27 million and would not have a significant impact on expected periodic benefit cost for the coming year.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Using this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of plan liability cash flows to the corresponding rates on the yield curve.

Long-term Return on Plan Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of 0.25% on the long-term return on assets associated with our non-U.S. plans would have decreased or increased our periodic benefit cost for the coming year by approximately $2 million.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision for income taxes, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Deferred tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the realizability of these future tax deductions and credits by assessing the period over which recoverability is allowed by law and the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by how we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use our historical experience and operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make that determination.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Tax laws and regulations are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances if and as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental taxing authorities exercising jurisdiction over our operations. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

Long-Term Incentive Compensation

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units (“RSUs”). We base compensation expense for performance units (“PUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite performance period. We base compensation expense related to market-leveraged stock units (“MSUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the date of the grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award.

We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the respective target performance objectives established for the award.

Forfeiture Rate

Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Certain of our assumptions are based on management’s estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact our stock-based compensation expense and results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units (“LTI Units”) granted to eligible employees. LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions similar to those of PUs and MSUs.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

We are exposed to the impact of changes in foreign currency exchange rates and interest rates. We generally do not purchase or hold foreign currency or interest rate or commodity contracts for trading purposes.

Our objective in managing our exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign exchange rate changes. As a result, we enter into foreign exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency translation exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our net income.

Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve this objective, we may periodically use interest rate contracts to manage our exposure to interest rate changes.

Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas we anticipate using in our manufacturing operations. These amounts are not material to our financial statements.

In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. These risks principally include changes in economic or political conditions, other risks associated with international operations, commodity price risk, and legal and compliance risk, which are not reflected in the analyses described below.

Foreign Exchange Value-At-Risk

We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates are made assuming normal market conditions. The model includes foreign exchange derivative contracts. Forecasted transactions, firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, are excluded from the model.

The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

In both 2023 and 2022, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was not significant at year-end 2023 or 2022.

Interest Rate Sensitivity

In 2023 and 2022, an assumed 41 and 12 basis point, respectively, increase in interest rates affecting our variable- rate borrowings (10% of our weighted average interest rate on floating rate debt) would not have had a significant impact on interest expense.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements **Page**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from Certain Product Revenue

As described in Notes 1 and 15 to the consolidated financial statements, revenue is recognized for an amount that reflects the consideration which is expected from the sale of products when the Company satisfies a performance obligation by transferring control of products to a customer. Management considers a number of factors in determining when control has been transferred to a customer, including the following: (i) the Company's present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset. Control generally transfers to a customer at a point in time upon shipment or delivery, depending on the specific terms of sale with the customer. The Company's consolidated net sales were $8,364.3 million for the year ended December 30, 2023, of which a majority relates to certain product revenue in the Company's Materials Group and Solutions Group reportable segments.

The principal consideration for our determination that performing procedures relating to revenue recognition from certain product revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition from certain product revenue.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of certain product revenue as the amount of consideration which is expected from the sale of products when the Company satisfies a performance obligation. These procedures also included, among others (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, contracts, proof of shipment, and subsequent payment receipts and (ii) confirming a sample of outstanding customer invoice balances as of December 30, 2023 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of shipment, and subsequent payment receipts.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 21, 2024

We have served as the Company's auditor since at least 1960, which were the Company's first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	December 30, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 215.0	$ 167.2
Trade accounts receivable, less allowances of $34.4 at year-end 2023 and 2022	1,414.9	1,374.4
Inventories	920.7	1,009.9
Other current assets	245.4	230.5
Total current assets	2,796.0	2,782.0
Property, plant and equipment, net	1,625.8	1,540.2
Goodwill	2,013.6	1,862.4
Other intangibles resulting from business acquisitions, net	849.1	840.3
Deferred tax assets	115.7	115.1
Other assets	809.6	810.5
	$ 8,209.8	$ 7,950.5
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt and finance leases	$ 622.2	$ 598.6
Accounts payable	1,277.1	1,339.3
Accrued payroll and employee benefits	213.4	228.5
Accrued trade rebates	142.4	173.8
Income taxes payable	57.6	76.2
Other current liabilities	386.8	383.4
Total current liabilities	2,699.5	2,799.8
Long-term debt and finance leases	2,622.1	2,503.5
Long-term retirement benefits and other liabilities	500.3	367.1
Deferred tax liabilities and income taxes payable	260.0	247.9
Commitments and contingencies (see Notes 7 and 8)		
Shareholders' equity:		
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2023 and 2022; issued – 124,126,624 shares at year-end 2023 and 2022; outstanding – 80,495,585 and 80,810,016 shares at year-end 2023 and 2022, respectively	124.1	124.1
Capital in excess of par value	854.5	879.3
Retained earnings	4,691.8	4,414.6
Treasury stock at cost, 43,631,039 and 43,316,608 shares at year-end 2023 and 2022, respectively	(3,134.4)	(3,021.8)
Accumulated other comprehensive loss	(408.1)	(364.0)
Total shareholders' equity	2,127.9	2,032.2
	$ 8,209.8	$ 7,950.5

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

(In millions, except per share amounts)	2023	2022	2021
Net sales	$8,364.3	$9,039.3	$8,408.3
Cost of products sold	6,086.8	6,635.1	6,095.5
Gross profit	2,277.5	2,404.2	2,312.8
Marketing, general and administrative expense	1,313.7	1,330.8	1,248.5
Other expense (income), net	180.9	(.6)	5.6
Interest expense	119.0	84.1	70.2
Other non-operating expense (income), net	(30.8)	(9.4)	(4.1)
Income before taxes	694.7	999.3	992.6
Provision for income taxes	191.7	242.2	248.6
Equity method investment (losses) gains	—	—	(3.9)
Net income	$ 503.0	$ 757.1	$ 740.1
Per share amounts:			
Net income per common share	$ 6.23	$ 9.28	$ 8.93
Net income per common share, assuming dilution	$ 6.20	$ 9.21	$ 8.83
Weighted average number of shares outstanding:			
Common shares	80.7	81.6	82.9
Common shares, assuming dilution	81.1	82.2	83.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)	2023	2022	2021
Net income	$503.0	$757.1	$740.1
Other comprehensive income (loss), net of tax:			
Foreign currency translation:			
Translation gain (loss)	(14.6)	(96.6)	30.7
Pension and other postretirement benefits:			
Net gain (loss) recognized from actuarial gain/loss and prior service cost/ credit	(25.2)	6.3	27.9
Reclassifications to net income	(1.0)	2.8	4.4
Cash flow hedges:			
Gain (loss) recognized on cash flow hedges	(7.0)	4.9	5.4
Reclassifications to net income	3.7	1.5	(1.7)
Other comprehensive income (loss), net of tax	(44.1)	(81.1)	66.7
Total comprehensive income, net of tax	$458.9	$676.0	$806.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance as of January 2, 2021	$124.1	$862.1	$3,349.3	$(2,501.0)	$(349.6)	$1,484.9
Net income	—	—	740.1	—	—	740.1
Other comprehensive income (loss), net of tax	—	—	—	—	66.7	66.7
Repurchase of 925,425 shares for treasury	—	—	—	(180.9)	—	(180.9)
Issuance of 257,189 shares under stock-based compensation plans	—	.2	(7.2)	16.6	—	9.6
Contribution of 123,015 shares to 401(k) plan	—	—	19.1	5.5	—	24.6
Dividends of $2.66 per share	—	—	(220.6)	—	—	(220.6)
Balance as of January 1, 2022	$124.1	$862.3	$3,880.7	$(2,659.8)	$(282.9)	$1,924.4
Net income	—	—	757.1	—	—	757.1
Other comprehensive income (loss), net of tax	—	—	—	—	(81.1)	(81.1)
Repurchase of 2,173,416 shares for treasury	—	—	—	(379.5)	—	(379.5)
Issuance of 223,676 shares under stock-based compensation plans	—	17.0	(4.4)	10.6	—	23.2
Contribution of 153,803 shares to 401(k) plan	—	—	20.1	6.9	—	27.0
Dividends of $2.93 per share	—	—	(238.9)	—	—	(238.9)
Balance as of December 31, 2022	$124.1	$879.3	$4,414.6	$(3,021.8)	$(364.0)	$2,032.2
Net income	—	—	503.0	—	—	503.0
Other comprehensive income (loss), net of tax	—	—	—	—	(44.1)	(44.1)
Repurchase of 780,721 shares for treasury	—	—	—	(137.5)	—	(137.5)
Issuance of 297,885 shares under stock-based compensation plans	—	(24.8)	8.9	16.5	—	.6
Contribution of 168,404 shares to 401(k) plan	—	—	22.0	8.4	—	30.4
Dividends of $3.18 per share	—	—	(256.7)	—	—	(256.7)
Balance as of December 30, 2023	$124.1	$854.5	$4,691.8	$(3,134.4)	$(408.1)	$2,127.9

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)	2023	2022	2021
Operating Activities			
Net income	$ 503.0	$ 757.1	$ 740.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	187.4	177.4	167.3
Amortization	111.0	113.3	76.8
Provision for credit losses and sales returns	49.9	50.1	35.7
Stock-based compensation	22.3	47.4	37.2
Deferred taxes and other non-cash taxes	(24.4)	18.4	2.6
Other non-cash expense and loss (income and gain), net	37.1	23.5	11.7
Changes in assets and liabilities and other adjustments:			
Trade accounts receivable	(16.7)	(22.1)	(113.2)
Inventories	111.7	(140.7)	(182.7)
Accounts payable	(87.6)	68.2	255.2
Taxes on income	(18.7)	18.9	(7.3)
Other assets	37.7	15.3	4.1
Other liabilities	(86.7)	(165.8)	19.3
Net cash provided by operating activities	826.0	961.0	1,046.8
Investing Activities			
Purchases of property, plant and equipment	(265.3)	(278.1)	(255.0)
Purchases of software and other deferred charges	(19.8)	(20.4)	(17.1)
Proceeds from company-owned life insurance policies	48.1	—	—
Proceeds from sales of property, plant and equipment	1.0	2.3	1.1
Proceeds from insurance and sales (purchases) of investments, net	1.9	1.9	3.1
Proceeds from sale of product line and venture investment	—	1.1	7.6
Payments for acquisitions, net of cash acquired, and venture investments	(224.9)	(39.5)	(1,477.6)
Net cash used in investing activities	(459.0)	(332.7)	(1,737.9)
Financing Activities			
Net increase (decrease) in borrowings with maturities of three months or less	(36.6)	34.6	259.2
Additional long-term borrowings	394.9	—	791.7
Repayments of long-term debt and finance leases	(255.9)	(6.3)	(13.4)
Dividends paid	(256.7)	(238.9)	(220.6)
Share repurchases	(137.5)	(379.5)	(180.9)
Net (tax withholding) proceeds related to stock-based compensation	(23.8)	(25.1)	(25.4)
Other	(1.6)	—	(6.3)
Net cash (used in) provided by financing activities	(317.2)	(615.2)	604.3
Effect of foreign currency translation on cash balances	(2.0)	(8.6)	(2.8)
Increase (decrease) in cash and cash equivalents	47.8	4.5	(89.6)
Cash and cash equivalents, beginning of year	167.2	162.7	252.3
Cash and cash equivalents, end of year	$ 215.0	$ 167.2	$ 162.7

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a global materials science and digital identification solutions company that provides a wide range of branding and information solutions that optimize labor and supply chain efficiency, reduce waste, advance sustainability, circularity and transparency, and better connect brands and consumers. Our products and solutions include labeling and functional materials, radio-frequency identification ("RFID") inlays and tags, software applications that connect the physical and digital, and a variety of products and solutions that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation.

Fiscal Year

Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2023, 2022, and 2021 fiscal years consisted of 52-week periods ending December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Accounting Guidance Updates

Supplier Finance Programs

In the first quarter of 2023, we adopted guidance that requires disclosures of key supplier finance program terms, information about obligations under these programs and a rollforward of these obligations. This guidance was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure on rollforward information, which is effective for fiscal years beginning after December 15, 2023. See Note 16, "Supplemental Financial Information," for more information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of our financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. As the effects of future events cannot be determined, actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash on hand, deposits in banks, cash-in-transit, and bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of these instruments.

Inventories

We state inventories at the lower of cost or net realizable value and categorize them as raw materials, work-in-progress, or finished goods. Cost is determined using the first-in, first-out method. We record inventory that is damaged, obsolete, excess and slow-moving to cost of products sold and we establish a lower cost basis for the inventory. Slow-moving inventory is reviewed by category and may be recognized partially or fully to cost of products sold depending on the type of product, level of usage and length of time the product has been included in inventory.

Trade Accounts Receivable

We record trade accounts receivable at the invoiced amount. Our allowance for credit losses reflects customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the following:

- The financial condition of customers;
- The aging of receivable balances;
- Our historical collection experience; and
- Current and expected future macroeconomic and market conditions.

Property, Plant and Equipment

We generally compute depreciation using the straight-line method over the estimated useful lives of the respective assets, ranging from ten to 45 years for buildings and improvements and three to 15 years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. We expense maintenance and repair costs as incurred; we capitalize renewals and improvements. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Leases

Our leases primarily relate to office and warehouse space, machinery, transportation, and equipment for information technology. We determine if an arrangement is a lease or contains a lease at inception. For lease accounting purposes, we do not separate lease and nonlease components, nor do we record operating or finance lease assets and liabilities for short- term leases. We have options to renew or terminate some of our leases. We evaluate renewal and termination options based on considerations available at the lease commencement date and over the lease term to determine if we are reasonably certain to exercise these options. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. We recognize expense for operating leases on a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.

Software

We capitalize software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. We expense software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. In addition, we capitalize implementation costs incurred under a hosting arrangement that is a service contract. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

Venture Investments

We invest in privately held companies and utilize the measurement alternative for equity investments that do not have readily determinable fair values, measuring them at cost less impairment plus or minus observable price changes in orderly transactions. The carrying value of our venture investments is included in "Other assets" in the Consolidated Balance Sheets.

See Note 9, "Fair Value Measurements," for more information.

Impairment of Long-lived Assets

We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. We measure recoverability by comparing the undiscounted cash flows expected from the applicable asset or asset group's use and eventual disposition to its carrying value. We calculate the amount of impairment loss as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Other Intangibles Resulting from Business Acquisitions

We account for business combinations using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patented and other developed technology, and trade names and trademarks.

We perform an annual impairment test of goodwill during the fourth quarter and, as necessary, if changes in facts and circumstances that indicate the fair value of a reporting unit may be less than its carrying value. Factors that may cause us to perform an impairment test outside of our annual assessment include significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or our decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than- not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily uses the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.

We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, we have the option first to assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If we decide not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we perform a quantitative assessment. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay to use the asset. Variation in the royalty rates could impact our estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We amortize finite-lived intangible assets, consisting of customer relationships, patented and other developed technology, trade names and trademarks, and other intangibles, on a straight-line basis over their estimated useful lives.

See Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," for more information.

Foreign Currency

We translate asset and liability accounts of international operations into U.S. dollars at current rates. Revenues and expenses are translated at the weighted average currency rate for the fiscal year. We record gains and losses resulting from hedging the value of investments in certain international operations and from the translation of balance sheet accounts directly as a component of other comprehensive income.

We account for our operations in Argentina as highly inflationary, because the country's three-year cumulative inflation rate exceeds 100%. As a result, the functional currency of our Argentine subsidiary is the U.S. dollar.

Financial Instruments

We enter into foreign exchange derivative contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. From time to time, we enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows is 36 months for forecasted foreign exchange and commodity transactions and 10 years for cross-currency swap transactions.

On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Derivatives designated as hedges are classified as either (1) hedges of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value" hedges) or (2) hedges of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability ("cash flow" hedges). Other derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in fair value recognized in earnings. Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

We assess, both at the inception of any hedge and on an ongoing basis, whether our hedges are highly effective. If we determine that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, we record gains and losses as components of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. In the event that the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings. We recognize changes in fair value hedges in current period earnings. We also recognize changes in the fair value of underlying hedged items (such as recognized assets or liabilities) in current period earnings and offset the changes in the fair value of the derivative.

In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the item hedged, primarily in operating activities.

See Note 5, "Financial Instruments," for more information.

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, which are observable inputs such as quoted prices in active markets; Level 2, which are inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, which are unobservable inputs in which little or no market data exists, requiring us to develop our own assumptions to determine the best estimate of fair value.

Revenue Recognition

Substantially all of our revenue is derived from the sale of products. Our Materials Group reportable segment sells pressure-sensitive label materials, films, performance tapes and fasteners. Our Solutions Group reportable segment sells a wide variety of branding and information solutions-oriented products, such as tickets, tags, labels (including RFID inlays), as well as related equipment, services, and supplies, that provide our customers with solutions for them to optimize branding and engagement with their consumers and enable item visibility and traceability. We recognize revenue for an amount that reflects the consideration which we expect from the sale of our products when we satisfy a performance obligation by transferring control of our products to a customer. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset. Generally, there are no substantive differences in revenue recognition considerations among our various products. Control generally transfers to a customer at a point in time upon shipment or delivery, depending on the specific terms of sale with the customer.

Our payment terms with customers are generally consistent with those used in the industries and the regions in which we operate.

We accept sales returns in certain limited circumstances. We record a liability for estimated returns and a corresponding reduction to sales in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.

Sales rebates, discounts and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We regularly review our estimates and adjust the revenue recognized from sales as necessary as additional information becomes available.

We exclude sales tax, value-added tax and other taxes we collect from customers from sales. We account for shipping and handling activities after control of a product is transferred to a customer as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an expected length of less than one year. We generally expense sales commissions when incurred because the expected amortization period is one year or less. We record these costs in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

Research and Development

Research and development costs are related to research, design and testing of new products and applications, which we expense as incurred.

Long-Term Incentive Compensation

No long-term incentive compensation expense was capitalized in 2023, 2022 or 2021.

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). We base compensation expense for performance units ("PUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units ("MSUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We estimate the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective using a financial performance condition based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares at the time of grant based on the probability of the financial performance objectives established for the award being achieved.

We determine the fair value of stock-based awards that are subject to the achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. We classify LTI Units as liability awards and remeasure them at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

Forfeitures

We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur. We record changes in estimated forfeiture rates as cumulative adjustments in the period estimates are revised.

See Note 12, "Long-term Incentive Compensation," for more information.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

See Note 14, "Taxes Based on Income," for more information.

Recent Accounting Requirements

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance to expand annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently assessing the impact of adopting this guidance on our financial statement disclosures.

In December 2023, the FASB issued guidance on improvements to income tax disclosures in the rate reconciliation and income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently assessing the impact of adopting this guidance on our financial statement disclosures.

NOTE 2. BUSINESS ACQUISITIONS

2023 Business Acquisitions

On November 23, 2023, we completed our business acquisition of Silver Crystal Group ("Silver Crystal"), a Canada- based provider of sports apparel customization and application solutions across in-venue, direct-to-business and e- commerce platforms. On May 22, 2023, we completed our business acquisition of LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments. On March 6, 2023, we completed our business acquisition of Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries. These acquisitions expanded the product portfolio in our Solutions Group reportable segment.

The acquisitions of Silver Crystal, Lion Brothers and Thermopatch are referred to collectively as the "2023 Acquisitions."

The aggregate purchase consideration, including purchase consideration payable, for the 2023 Acquisitions was approximately $231 million. We funded the 2023 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $5 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The final allocations of purchase consideration for the 2023 Acquisitions to assets and liabilities are ongoing as we continue to evaluate certain balances, estimates and assumptions during the measurement period (up to one year from their respective acquisition date). Consistent with the allowable time to complete our assessment, the valuation of certain acquired assets and liabilities, including environmental liabilities and income taxes, is currently pending finalization.

The 2023 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

2022 Business Acquisitions

In January 2022, we completed our business acquisitions of TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted RFID products that can be sewn onto or inserted into garments, and Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of TexTrace and Rietveld are referred to collectively as the "2022 Acquisitions."

The aggregate purchase consideration for the 2022 Acquisitions was approximately $35 million. We funded the 2022 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $30 million, subject to the acquired company achieving certain post- acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2022 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Vestcom Acquisition

On August 31, 2021, we completed our business acquisition of CB Velocity Holdings, LLC ("Vestcom"), an Arkansas- based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies, for purchase consideration of $1.47 billion. We funded this acquisition using cash and proceeds from both commercial paper borrowings and issuances of senior notes. Refer to Note 4, "Debt," to the Consolidated Financial Statements for more information.

Vestcom's solutions expanded our position in high-value categories and added channel access and data management capabilities to our Solutions Group reportable segment.

The impact of the Vestcom acquisition was not material to the pro forma net sales or net income of our combined operations for the periods presented. Post-acquisition net sales and net income related to Vestcom were not material to the Consolidated Statements of Income for 2021.

Other 2021 Business Acquisitions

On March 18, 2021, we completed our business acquisition of the net assets of ZippyYum, LLC ("ZippyYum"), a California-based developer of software products used in the food service and food preparation industries. This acquisition expanded the product portfolio in our Solutions Group reportable segment.

On March 1, 2021, we completed our business acquisition of the issued and outstanding stock of JDC Solutions, Inc. ("JDC"), a Tennessee-based manufacturer of pressure-sensitive specialty tapes. This acquisition expanded the product portfolio in our Materials Group reportable segment.

The acquisitions of ZippyYum and JDC are referred to collectively as the "Other 2021 Acquisitions."

The aggregate purchase consideration for the Other 2021 Acquisitions was approximately $43 million. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to approximately $13 million subject to the acquired company's achievement of certain post-acquisition performance targets. As of the acquisition date, we estimated the fair value of these earn-out payments to be approximately $12 million, which was included in the $43 million of aggregate purchase consideration.

The Other 2021 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

Results from our annual goodwill impairment test in the fourth quarter of 2023 indicated that no impairment occurred during 2023. The assumptions used in our assessment were primarily based on Level 3 inputs.

Changes in the net carrying amount of goodwill for 2023 and 2022 by reportable segment are shown below:

(In millions)	Materials Group	Solutions Group	Total
Goodwill as of January 1, 2022	$645.5	$1,236.0	$1,881.5
Acquisitions[1]	—	16.3	16.3
Acquisition adjustment[2]	—	(.5)	(.5)
Translation adjustments	(26.8)	(8.1)	(34.9)
Goodwill as of December 31, 2022	618.7	1,243.7	1,862.4
Acquisitions[3]	—	135.0	135.0
Translation adjustments	12.0	4.2	16.2
Goodwill as of December 30, 2023	$630.7	$1,382.9	$2,013.6

(1) Goodwill acquired related to the 2022 Acquisitions. We expect the recognized goodwill related to the 2022 Acquisitions not to be deductible for income tax purposes.

(2) Measurement period adjustment related to the finalization of the purchase price allocation for the Vestcom acquisition.

(3) Goodwill acquired related to the 2023 Acquisitions. We expect substantially all of the recognized goodwill related to the 2023 Acquisitions not to be deductible for income tax purposes.

The carrying amounts of goodwill at December 30, 2023 and December 31, 2022 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our Solutions Group reportable segment.

Indefinite-Lived Intangible Assets

Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2023. The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $155.3 million and $154.7 million at December 30, 2023 and December 31, 2022, respectively.

Finite-Lived Intangible Assets

In connection with the 2023 Acquisitions, we acquired approximately $94 million of identifiable finite-lived intangible assets, which consisted of customer relationships, patented and other developed technology, and trade names and trademarks. We utilized the income approach to estimate the fair value of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, customer retention rates, technology migration curves, royalty rates, discount rates and economic lives assigned to the acquired intangible assets.

The table below summarizes the amounts and weighted average useful lives of the intangible assets associated with the 2023 Acquisitions as of the acquisition date.

	Amount (in millions)	Weighted average amortization period (in years)
Customer relationships	$ 68.8	11
Patented and other developed technology	22.2	7
Trade names and trademarks	3.0	6

In connection with the 2022 Acquisitions, we acquired approximately $21 million of identifiable finite-lived intangible assets, which consisted of patented and other developed technology as well as customer relationships.

Refer to Note 2, "Business Acquisitions," for more information.

The table below sets forth our finite-lived intangible assets resulting from business acquisitions at December 30, 2023 and December 31, 2022, which continue to be amortized.

	2023			2022		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 922.5	$383.7	$538.8	$ 852.2	$330.1	$522.1
Patented and other developed technology	278.3	130.2	148.1	261.9	104.3	157.6
Trade names and trademarks	17.4	11.7	5.7	14.4	10.3	4.1
Other intangibles	3.2	2.0	1.2	3.2	1.4	1.8
Total	$1,221.4	$527.6	$693.8	$1,131.7	$446.1	$685.6

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $86.3 million for 2023, $81.8 million for 2022 and $44.6 million for 2021.

We expect estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years and thereafter to be as follows:

(In millions)	Estimated Amortization Expense
2024	$ 89.7
2025	88.9
2026	85.9
2027	85.4
2028	78.0
2029 and thereafter	265.9

NOTE 4. DEBT

Short-Term Borrowings

We had $112 million and $128 million of outstanding borrowings from U.S. commercial paper issuances as of December 30, 2023 and December 31, 2022, respectively, with a weighted average interest rate of 5.54% and 4.84%, respectively.

We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the "Revolver"). There are no financial covenants under this program. We had balances of $199.2 million and $213.0 million outstanding under this program as of December 30, 2023 and December 31, 2022, respectively, with a weighted average interest rate of 4.13% and 2.06%, respectively.

Short-Term Credit Facilities

In January 2023, we extended the maturity date of the Revolver by one year to February 13, 2026, and increased the commitments by $400 million, from $800 million to $1.2 billion. Additionally, we amended the Revolver to replace the LIBOR benchmark interest rate with Term SOFR, Euribor and SONIA benchmark interest rates. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes.

No balance was outstanding under the Revolver as of December 30, 2023 or December 31, 2022. Commitment fees associated with the Revolver in 2023, 2022 and 2021 were $1.2 million, $0.9 million and $0.9 million, respectively.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $327 million in the aggregate at December 30, 2023. These lines may be cancelled at any time by us or the issuing banks. Short- term borrowings outstanding under these lines of credit were $1.0 million and $2.4 million at December 30, 2023 and December 31, 2022, respectively, with weighted average interest rates of 2.24% and 0.64%, respectively.

From time to time, we provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings

In March 2023, we issued $400 million of senior notes, due March 15, 2033, which bear an interest rate of 5.750% per year, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $394.9 million, which we used to repay both existing indebtedness under our commercial paper programs and our $250 million aggregate principal amount of senior notes that matured on April 15, 2023.

In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due August 15, 2024, which we can repay without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.

Our long-term debt, and related interest rates, at year-end 2023 and 2022 is shown below.

(In millions)	2023	2022
Long-term debt		
Medium-term notes:		
Series 1995 due 2025	$ 30.0	$ 30.0
Long-term notes:		
Senior notes due 2023 at 3.4%	—	249.7
Senior notes due 2024 at 0.85%	299.6	299.0
Senior notes due 2025 at 1.25%(1)	552.6	531.3
Senior notes due 2028 at 4.875%	496.7	496.0
Senior notes due 2030 at 2.650%	496.1	495.5
Senior notes due 2032 at 2.25%	495.1	494.5
Senior notes due 2033 at 6.0%	149.2	149.1
Senior notes due 2033 at 5.75%	395.3	—
Less amount classified as current	(299.6)	(249.7)
Total long-term debt(2)	$2,615.0	$2,495.4

(1) These senior notes are euro-denominated. The face value is €500 million.

(2) Included unamortized debt issuance costs and debt discounts of $11.3 million and $7.4 million, respectively, as of year-end 2023 and $10.5 million and $7.1 million, respectively, as of year-end 2022.

At year-end 2023 and 2022, our medium-term notes had accrued interest at a weighted average fixed rate of 7.5%.

We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2024	$ 300.0
2025	583.4
2026	—
2027	—
2028	500.0
2029 and thereafter	1,550.0

Refer to Note 7, “Commitments and Leases,” for information related to finance leases.

Other

The Revolver contains a financial covenant that requires us to maintain a specified ratio of total debt in relation to a certain measure of income. As of December 30, 2023 and December 31, 2022, we were in compliance with our financial covenant.

Our total interest costs in 2023, 2022 and 2021 were $126.5 million, $89.8 million and $75.0 million, respectively, of which $7.5 million, $5.7 million and $4.8 million, respectively, was capitalized as part of the cost of property, plant and equipment and capitalized software.

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $3.11 billion at December 30, 2023 and $2.85 billion at December 31, 2022. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.

NOTE 5. FINANCIAL INSTRUMENTS

As of December 30, 2023, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $5.8 million and $1.34 billion, respectively. Our outstanding foreign exchange contracts as of December 30, 2023 were recorded in various currencies, primarily the U.S. dollar, euro, Chinese renminbi, British pound sterling and Hong Kong dollar.

We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges. We also enter into foreign exchange contracts to offset certain of our economic exposures arising from foreign exchange rate fluctuations.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on these derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings. Except for the cross-currency swap discussed below, cash flow hedges were not material in 2023, 2022 or 2021.

Cross-Currency Swap

In March 2020, we entered into U.S. dollar to euro cross-currency swap contracts with a total notional amount of $250 million to effectively convert our fixed-rate U.S. dollar-denominated debt into euro-denominated debt, including semiannual interest payments and the payment of principal at maturity. During the term of the contract, which ends on April 30, 2030, we pay fixed-rate interest in euros and receive fixed-rate interest in U.S. dollars. These contracts have been designated as cash flow hedges. The fair value of these contracts was $2.3 million as of December 30, 2023 and $15.5 million as of December 31, 2022, which were included in "Other Assets" in the Consolidated Balance Sheets. Refer to Note 9, "Fair Value Measurements," to the Consolidated Financial Statements for more information.

We recorded no ineffectiveness from our cross-currency swap to earnings during 2023, 2022 or 2021.

Other Derivatives

The following table shows the fair value and balance sheet locations of other derivatives as of December 30, 2023 and December 31, 2022:

	Asset			Liability		
(In millions)	**Balance Sheet Location**	**2023**	**2022**	**Balance Sheet Location**	**2023**	**2022**
Foreign exchange contracts	Other current assets	$6.3	$4.3	Other current liabilities	$6.0	$9.6
Commodity contracts	Other current assets	—	—	Other current liabilities	—	.2
		$6.3	$4.3		$6.0	$9.8

For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.

The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments:

(In millions)	Statements of Income Location	2023	2022	2021
Foreign exchange contracts	Cost of products sold	$3.4	$ 5.6	$ 1.4
Foreign exchange contracts	Marketing, general and administrative expense	5.5	(4.3)	21.0
		$8.9	$ 1.3	$22.4

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

We sponsor a number of defined benefit plans, the accrual of benefits under some of which has been frozen, covering eligible employees in the U.S. and certain other countries. Benefits payable to an employee are based primarily on years of service and the employee's compensation during the course of his or her employment with our company.

We are also obligated to pay unfunded termination indemnity benefits to certain employees outside the U.S., which are subject to applicable agreements, laws and regulations. We have not incurred significant costs related to these benefits, and, therefore, no related costs have been included in the disclosures below.

Plan Assets

Assets in our non-U.S. plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our non-U.S. plans in the aggregate is approximately 26% in equity securities, 59% in fixed income securities and cash, and 15% in insurance contracts and other investments, subject to periodic fluctuations among these asset classes.

Fair Value Measurements

The valuation methodologies we use for assets measured at fair value are described below.

Cash is valued at nominal value. Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value ("NAV") of shares held at year-end. Pooled funds are structured as collective trusts, not publicly traded and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. The pooled funds are categorized by the primary investment strategy which is primarily investments in equity and fixed income securities. The pooled funds categorized as other investments are primarily investments in real estate funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior-year balance plus or minus investment returns and changes in cash flows.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy (as applicable), non-U.S. plan assets at fair value:

(In millions)	Total	Fair Value Measurements Using Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
2023				
Cash	$ 1.3	$ 1.3	$ —	$ —
Insurance contracts	42.6	—	—	42.6
Pooled funds – real estate investment trusts	6.4	—	—	6.4
Pooled funds – fixed income securities[(1)]	389.8			
Pooled funds – equity securities[(1)]	169.4			
Pooled funds – other investments[(1)]	53.7			
Total non-U.S. plan assets at fair value	$663.2			
2022				
Cash	$ 6.4	$ 6.4	$ —	$ —
Insurance contracts	37.1	—	—	37.1
Pooled funds – real estate investment trusts	8.3	—	—	8.3
Pooled funds – fixed income securities[(1)]	335.7			
Pooled funds – equity securities[(1)]	151.9			
Pooled funds – other investments[(1)]	45.9			
Total non-U.S. plan assets at fair value	$585.3			

(1) Pooled funds that are measured at fair value using the NAV per unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total non-U.S. plan assets.

The following table presents a reconciliation of Level 3 non-U.S. plan asset activity during the year ended December 30, 2023:

(In millions)	Level 3 Assets Insurance Contracts	Pooled Funds – Real Estate Investment Trusts	Total
Balance at December 31, 2022	$37.1	$ 8.3	$45.4
Net realized and unrealized gain (loss)	1.3	(2.3)	(1.0)
Purchases	3.5	—	3.5
Settlements	(2.8)	—	(2.8)
Acquisition	1.1	—	1.1
Impact of changes in foreign currency exchange rates	2.4	.4	2.8
Balance at December 30, 2023	$42.6	$ 6.4	$49.0

Plan Assumptions

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates used to value our pension and other postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe that this approach provides a more precise measurement of service and interest cost by aligning the timing of a plan's liability cash flows to its corresponding rates on the yield curve.

Long-term Return on Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, we evaluate current market conditions, including interest rates, and review market data for reasonableness and appropriateness.

Measurement Date

We measure the actuarial value of our benefit obligations and plan assets using the calendar month-end closest to our fiscal year-end and adjust for any contributions or other significant events between the measurement date and our fiscal year-end.

Plan Balance Sheet Reconciliations

The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits			
	2023		2022	
(In millions)	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Change in projected benefit obligations				
Projected benefit obligations at beginning of year	$51.8	$586.9	$66.8	$882.4
Service cost	—	10.5	—	16.5
Interest cost	2.4	24.7	1.2	10.8
Participant contributions	—	4.5	—	4.6
Amendments	—	(.1)	—	—
Actuarial (gain) loss	1.4	51.3	(9.1)	(244.9)
Acquisition	—	1.2	—	—
Benefits paid	(6.3)	(25.3)	(7.1)	(21.3)
Settlements	—	(.6)	—	(1.0)
Foreign currency translation	—	26.8	—	(60.2)
Projected benefit obligations at end of year	$49.3	$679.9	$51.8	$586.9
Accumulated benefit obligations at end of year	$49.3	$628.7	$51.8	$540.2

Plan Assets

(In millions)	Pension Benefits			
	2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in plan assets				
Plan assets at beginning of year	$ —	$585.3	$ —	$ 874.6
Actual return on plan assets	—	54.6	—	(226.5)
Acquisition	—	1.1	—	—
Employer contributions	6.3	17.2	7.1	15.2
Participant contributions	—	4.5	—	4.6
Benefits paid	(6.3)	(25.3)	(7.1)	(21.3)
Settlements	—	(.6)	—	(1.0)
Foreign currency translation	—	26.4	—	(60.3)
Plan assets at end of year	$ —	$663.2	$ —	$ 585.3

Funded Status

(In millions)	Pension Benefits			
	2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Funded status of the plans				
Other assets	$ —	$ 67.8	$ —	$ 70.0
Other accrued liabilities	(6.1)	(.2)	(6.2)	(.4)
Long-term retirement benefits and other liabilities[1]	(43.2)	(84.3)	(45.6)	(71.2)
Plan assets less than benefit obligations	$(49.3)	$ (16.7)	$(51.8)	$ (1.6)

[1] In accordance with our funding strategy, we have the option to fund certain of our U.S. liabilities with proceeds from our company-owned life insurance policies.

	Pension Benefits			
	2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Weighted average assumptions used to determine year-end benefit obligations				
Discount rate	4.86 %	3.78 %	5.06 %	4.36 %
Compensation rate increase	—	2.73	—	2.75

For U.S. and non-U.S. plans combined, the projected benefit obligations and fair values of plan assets for pension plans with projected benefit obligations in excess of plan assets were $210 million and $76 million, respectively, at year-end 2023 and $165 million and $42 million, respectively, at year-end 2022.

For U.S. and non-U.S. plans combined, the accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $162 million and $43 million, respectively, at year- end 2023 and $132 million and $23 million, respectively, at year-end 2022.

Accumulated Other Comprehensive Loss

The following table shows the pre-tax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits			
	2023		2022	
(In millions)	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Net actuarial loss	$ 9.6	$ 73.2	$ 9.1	$ 38.2
Prior service (credit) cost	—	(3.4)	—	(3.5)
Net amount recognized in accumulated other comprehensive loss	$ 9.6	$ 69.8	$ 9.1	$ 34.7

The following table shows the pre-tax amounts recognized in "Other comprehensive loss (income)":

	Pension Benefits					
	2023		2022		2021	
(In millions)	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Net actuarial (gain) loss	$ .9	$ 32.6	$(5.6)	$ (.8)	$ (.7)	$(34.8)
Prior service credit	—	(.1)	—	—	—	(.9)
Amortization of unrecognized:						
Net actuarial gain	(.4)	2.1	(.8)	(2.5)	(.8)	(6.1)
Prior service credit (cost)	—	.4	—	.4	—	.4
Settlements	—	.1	(.1)	.1	(1.1)	(.5)
Net amount recognized in other comprehensive loss (income)	$ .5	$ 35.1	$(6.5)	$ (2.8)	$(2.6)	$(41.9)

Plan Income Statement Reconciliations

The following table shows the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

	Pension Benefits					
	2023		2022		2021	
(In millions)	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Service cost	$ —	$ 10.5	$ —	$ 16.5	$ —	$ 19.0
Interest cost	2.4	24.7	1.2	10.8	1.0	8.9
Actuarial (gain) loss	.5	—	(3.5)	—	(1.1)	—
Expected return on plan assets	—	(33.2)	—	(21.9)	—	(19.8)
Amortization of actuarial loss	.4	(2.1)	.8	2.5	.8	6.1
Amortization of prior service (credit) cost	—	(.4)	—	(.4)	—	(.4)
Recognized loss (gain) on settlements	—	(.1)	.1	(.1)	1.1	.5
Net periodic benefit cost (credit)	$3.3	$ (.6)	$(1.4)	$ 7.4	$ 1.8	$ 14.3

Service cost and components of net periodic benefit cost other than service cost were included in "Marketing, general and administrative expense" and "Other non-operating expense (income), net" in the Consolidated Statements of Income, respectively.

The following table shows the weighted average assumptions used to determine net periodic cost:

	Pension Benefits					
	2023		2022		2021	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.06 %	4.36 %	2.19 %	1.57 %	2.20 %	1.26 %
Expected return on assets	—	4.71	—	3.00	—	2.61
Compensation rate increase	—	2.75	—	2.33	—	2.15

Plan Contributions

We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2024:

(In millions)	
U.S. pension plans	$ 6.3
Non-U.S. pension plans	13.8

Future Benefit Payments

The future benefit payments shown below reflect the expected service periods for eligible participants.

	Pension Benefits	
(In millions)	U.S.	Non-U.S.
2024	$ 6.3	$ 25.7
2025	6.1	24.8
2026	5.9	28.7
2027	5.4	29.0
2028	4.9	27.7
2029-2033	18.4	157.4

Postretirement Health Benefits

We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost- sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65. Our postretirement health benefit plan was closed to new participants retiring after December 31, 2021. Our policy is to fund the cost of these postretirement benefits from operating cash flows. While we do not intend to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations. At year-end 2023, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $10 million, respectively. At year-end 2022, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $11 million, respectively. Net periodic benefit cost was not material in 2023, 2022 or 2021.

Defined Contribution Plans

We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

We recognized expense of $30.3 million, $27.3 million and $24.6 million in 2023, 2022 and 2021, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

We have deferred compensation plans and programs that permit eligible employees to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2023 and 2022, we had accrued $88.2 million and $87.3 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

Our Directors Deferred Equity Compensation Program allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable dividend payable date. DSUs are converted into shares of our common stock, less fractional shares, and issued to the director upon his or her separation from our Board. Approximately 0.1 million DSUs were outstanding for both year-end 2023 and 2022, with an aggregate value of $19 million and $20 million, respectively.

We hold company-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $228.4 million and $265.0 million at year-end 2023 and 2022, respectively.

NOTE 7. COMMITMENTS AND LEASES

Supplemental cost information related to leases is shown below.

(In millions)	2023	2022	2021
Operating lease costs	$73.6	$ 70.8	$ 68.8

Lease costs related to finance leases were not material in 2023, 2022 or 2021.

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location	2023	2022
Assets			
Operating	Other assets	$200.2	$161.7
Finance[(1)]	Property, plant and equipment, net	29.6	27.5
Total leased assets		$229.8	$189.2
Liabilities			
Current:			
Operating	Other current liabilities	$ 45.4	$ 42.4
Finance	Short-term borrowings and current portion of long-term debt and finance leases	6.3	5.4
Non-current:			
Operating	Long-term retirement benefits and other liabilities	152.3	113.6
Finance	Long-term debt and finance leases	7.0	8.2
Total lease liabilities		$211.0	$169.6

(1) Finance lease assets are net of accumulated amortization of $14.6 million and $12.4 million as of December 30, 2023 and December 31, 2022, respectively.

Supplemental cash flow information related to leases is shown below.

(In millions)	2023	2022	2021
Cash paid for amounts included in measurement of operating lease liabilities	$55.8	$ 60.5	$ 54.2
Operating lease assets obtained in exchange for operating lease liabilities	92.4	37.2	58.0

Cash flows related to finance leases were not material in 2023, 2022 or 2021.

Weighted average remaining lease term and discount rate information related to leases as of December 30, 2023 and December 31, 2022 is shown below.

	2023	2022
Weighted average remaining lease term (in years):		
Operating	7.1	5.9
Finance	3.1	2.7
Weighted average discount rate (percentage):		
Operating	4.1 %	3.2 %
Finance	4.2	2.8

Operating and finance lease liabilities by maturity date from December 30, 2023 are shown below.

(In millions)	Operating Leases	Finance Leases
2024	$ 50.3	$ 6.9
2025	41.0	3.5
2026	32.4	1.9
2027	23.0	1.3
2028	15.1	.6
2029 and thereafter	69.5	.6
Total lease payments	231.3	14.8
Less: imputed interest	(33.6)	(1.5)
Present value of lease liabilities	$197.7	$13.3

As of December 30, 2023, we had no significant operating or finance leases that had not yet commenced.

NOTE 8. CONTINGENCIES

Legal Proceedings

We are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

We are currently party to a litigation in which ADASA Inc. (“Adasa”), an unrelated third party, alleged that certain of our RFID products within our Solutions Group reportable segment infringed its patent. The case was filed on October 24, 2017 in the United States District Court in the District of Oregon (Eugene Division) and is captioned ADASA Inc. v. Avery Dennison Corporation. We recorded a contingent liability in the amount of $26.6 million related to this matter in the second quarter of 2021 based on a jury verdict issued on May 14, 2021.

During the fourth quarter of 2021, the first instance judgment associated with the jury verdict was issued. This resulted in additional potential liability for the RFID tags sold during the period from the jury verdict to the issuance of the first instance judgment, a higher royalty imposed by the judge applicable to tags sold after the judgment and a royalty on additional late-disclosed tags, as well as sanctions, prejudgment interest, costs, and attorneys’ fees. In addition, Adasa was awarded an ongoing royalty on in-scope tags sold after October 14, 2021. On October 22, 2021, we appealed the judgment to the United States Court of Appeals for the Federal Circuit (“CAFC”).

During the fourth quarter of 2022, the CAFC issued its opinion, reversing the grant of summary judgment of validity as to anticipation and obviousness, vacating the sanctions ruling, and remanding the case for retrial with respect to validity for anticipation and obviousness over the prior art. The CAFC affirmed subject-matter eligibility and damages if liability is determined on retrial. On remand, the trial court was required to reconsider the amount of sanctions consistent with the CAFC's instruction to limit sanctions to the late-disclosed tags. With continued evaluation of the matter and our defenses, as well as consultation with our outside counsel, we believed that Adasa's patent was invalid and that the sanctions sought by Adasa were unreasonable. In addition, we believed that there were appealable grounds in the CAFC's decision; as a result, we sought U.S. Supreme Court review on February 27, 2023.

After the U.S. Supreme Court denied our writ of certiorari petition on May 30, 2023, the trial court's retrial began on July 10, 2023. On July 18, 2023, the jury in the retrial issued a verdict that Adasa's patent is valid. Although the court had not issued its judgment, including its decision on sanctions, we increased our contingent liability to reflect our best estimate of the anticipated judgment to $80.4 million as of July 1, 2023, with an expectation to continue adjusting our accrual quarterly, as appropriate. As of December 30, 2023 our contingent liability was $82.9 million. We have grounds to appeal and plan to appeal any judgment based on the jury verdict; therefore, we classified the total contingent liability as non-current due to the time expected for this matter to be fully resolved.

A hearing took place on October 24, 2023 before the district court on the pending sanctions decision and certain post- trial motions. We determined that no additional adjustment to our accrual was required as a result of the hearing.

On January 23, 2024, the district court issued two orders relating to Adasa's original and supplemental bill of taxable costs, which did not have an impact on the liability we recorded as of December 30, 2023. On January 25, 2024, the district court issued a revised sanction order lowering the sanction against us from approximately $20 million to approximately $5.2 million, based on a royalty of $0.0025/late-reported tag, which was consistent with the amount we had accrued. In February 2024, the district court issued decisions denying our motion for judgment as a matter of law and our motion for a new trial. We plan to appeal these recent decisions.

We have largely completed our migration to alternative encoding methods for our RFID tags.

Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve legal proceedings could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses determined to be probable in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for their resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of legal proceedings would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental Expenditures

Environmental expenditures are generally expensed. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these matters could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities. We review our estimates of the costs of complying with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party ("PRP"). However, environmental expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset.

As of December 30, 2023, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at eleven waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of these sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses determined to be probable. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for their remediation cannot be determined.

The activity related to our environmental liabilities in 2023 and 2022 is shown below:

(In millions)	**2023**	**2022**
Balance at beginning of year	$24.3	$21.9
Charges, net of reversals	2.5	4.4
Payments	(2.3)	(2.0)
Balance at end of year	$24.5	$24.3

Approximately $11 million and $9 million, respectively, of this balance was classified as short-term and included in "Other current liabilities" in the Consolidated Balance Sheets as of December 30, 2023 and December 31, 2022.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Assets and liabilities carried at fair value, measured on a recurring basis, as of December 30, 2023, were as follows:

		Fair Value Measurements Using		
(In millions)	**Total**	**Quoted Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Assets				
Investments	$37.8	$19.6	$18.2	$ —
Derivative assets	6.3	—	6.3	—
Bank drafts	5.3	5.3	—	—
Cross-currency swap	2.3	—	2.3	—
Liabilities				
Derivative liabilities	$ 7.6	$ 1.6	$ 6.0	$ —
Contingent consideration liabilities	10.0	—	—	10.0

Assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2022 were as follows:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets				
Investments	$31.3	$ 22.6	$ 8.7	$ —
Derivative assets	4.3	—	4.3	—
Bank drafts	3.2	3.2	—	—
Cross-currency swap	15.5	—	15.5	—
Liabilities				
Derivative liabilities	$12.2	$ .3	$ 11.9	$ —
Contingent consideration liabilities	6.0	—	—	6.0

Investments included fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 30, 2023, investments of $2.7 million and $35.1 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 31, 2022, investments of $0.7 million and $30.6 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in "Other current assets" in the Consolidated Balance Sheets.

Contingent consideration liabilities relate to estimated earn-out payments associated with certain acquisitions completed in 2023, 2022 and 2021, which are subject to the acquired companies achieving certain post-acquisition performance targets. These liabilities were recorded based on the expected payments and have been classified as Level 3. Activity related to contingent consideration in 2023 and 2022 was immaterial.

In addition to the investments described above, we hold venture investments that had a total carrying value of approximately $71 million and $70 million as of December 30, 2023 and December 31, 2022, respectively, which was included in "Other assets" in the Consolidated Balance Sheets. We recognized no net gains or losses on these investments in 2023 and recognized net gains of $13.5 million and $23.0 million in 2022 and 2021, respectively, in "Other expense (income), net" in the Consolidated Statements of Income.

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share was computed as follows:

(In millions, except per share amounts)	2023	2022	2021
(A) Net income	$503.0	$757.1	$740.1
(B) Weighted average number of common shares outstanding	80.7	81.6	82.9
Dilutive shares (additional common shares issuable under stock-based awards)	.4	.6	.9
(C) Weighted average number of common shares outstanding, assuming dilution	81.1	82.2	83.8
Net income per common share (A) ÷ (B)	$ 6.23	$ 9.28	$ 8.93
Net income per common share, assuming dilution (A) ÷ (C)	$ 6.20	$ 9.21	$ 8.83

Certain stock-based compensation awards were excluded from the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled 0.1 million shares for 2023 and were not significant in 2022 or 2021.

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

Our Amended and Restated Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2023, we repurchased approximately 0.8 million shares of our common stock at an aggregate cost of $137.5 million. In 2022, we repurchased approximately 2.2 million shares of our common stock at an aggregate cost of $379.5 million.

In April 2022, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to any amount outstanding under our previous Board authorization. Shares of our common stock in the aggregate amount of $592.8 million as of December 30, 2023 remained authorized for repurchase under this Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.

Treasury Shares Reissuance

We fund a portion of our employee-related costs using shares of our common stock held in treasury. We reduce capital in excess of par value based on the grant date fair value of vesting awards and record net gains or losses associated with using treasury shares to retained earnings.

Accumulated Other Comprehensive Loss

The changes in “Accumulated other comprehensive loss” (net of tax) for 2023 and 2022 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total
Balance as of January 1, 2022	$(217.4)	$(60.4)	$(5.1)	$(282.9)
Other comprehensive income (loss) before reclassifications, net of tax	(96.6)	6.3	4.9	(85.4)
Reclassifications to net income, net of tax	—	2.8	1.5	4.3
Net current-period other comprehensive income (loss), net of tax	(96.6)	9.1	6.4	(81.1)
Balance as of December 31, 2022	$(314.0)	$(51.3)	$ 1.3	$(364.0)
Other comprehensive income (loss) before reclassifications, net of tax	(14.6)	(25.2)	(7.0)	(46.8)
Reclassifications to net income, net of tax	—	(1.0)	3.7	2.7
Net current-period other comprehensive income (loss), net of tax	(14.6)	(26.2)	(3.3)	(44.1)
Balance as of December 30, 2023	$(328.6)	$(77.5)	$(2.0)	$(408.1)

The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive income (loss):

(In millions)	2023	2022	2021
Foreign currency translation:			
Translation gain (loss)	$ 1.2	$(7.0)	$(23.2)
Pension and other postretirement benefits:			
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	(8.2)	.5	8.5
Reclassifications to net income	(.3)	1.1	1.6
Cash flow hedges:			
Gain (loss) recognized on cash flow hedges	(2.2)	1.6	1.7
Reclassifications to net income	1.2	.4	(.5)
Income tax (benefit) expense allocated to components of other comprehensive income (loss)	$(8.3)	$(3.4)	$(11.9)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

We grant our annual stock-based compensation awards to eligible employees in March and non-employee directors in May. Certain awards granted to retirement-eligible employees one year or more before their retirement date vest upon retirement; these awards are accounted for as fully vested one year from the date of grant.

Our 2017 Incentive Award Plan (the "Equity Plan"), a long-term incentive plan for employees and non-employee directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs and MSUs.

Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2023	2022	2021
Stock-based compensation expense	$ 22.3	$ 47.4	$ 37.2
Tax benefit	2.4	6.7	4.6

This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

As of December 30, 2023, we had approximately $35 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.

Stock Options

Stock options may be granted to employees and non-employee directors at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest over a four-year period. Options expire ten years from the date of grant.

The fair value of stock options is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options:

Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term. For 2023, it was 3.84%.

Expected stock price volatility represents an average of the implied and historical volatility. For 2023, it was 23.90%.

Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant. For 2023, it was 1.84%.

Expected option term is determined based on historical experience under our stock option and incentive plans. For 2023, it was 6.31 years.

The weighted average grant date fair value per share for stock options granted in 2023 was $47.65. No stock options were granted in fiscal years 2022 or 2021.

The following table summarizes information related to stock options:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2022	141.1	$ 73.96	3.42	$ 15.1
Granted	63.0	190.54		
Outstanding at December 30, 2023	204.1	$109.92	4.36	$ 18.7
Options vested and expected to vest at December 30, 2023	192.6	105.10	4.36	18.7
Options exercisable at December 30, 2023	141.1	$ 73.96	2.42	$ 18.1

The total intrinsic value of stock options exercised was $3.5 million in 2021. We received approximately $1 million in 2021 from the exercise of stock options, and the tax benefit associated with these exercised options was $0.9 million. The stock option exercises in 2022 were immaterial and there were no stock option exercises in 2023. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.

Performance Units ("PUs")

PUs are performance-based awards granted to eligible employees under the Equity Plan. PUs are payable in shares of our common stock at the end of a three- or four-year cliff vesting period provided that the designated performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award. The actual number of shares issued generally ranges from 0% to 200% of the target shares at the time of grant; however the shares issued for certain special PU awards can range up to 300% of the target shares at time of grant. The weighted average grant date fair value for PUs was $180.12, $163.97 and $191.86 in 2023, 2022 and 2021, respectively.

The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted average grant-date fair value
Unvested at December 31, 2022	372.7	$147.45
Granted at target	85.0	180.12
Adjustment for above-target performance[1]	58.2	112.51
Vested	(201.9)	112.51
Forfeited/cancelled	(13.3)	174.50
Unvested at December 30, 2023	300.7	$174.54

[1] Reflects adjustments for the vesting of PUs based on above-target performance for the 2020-2022 performance period.

The fair value of vested PUs was $22.7 million in 2023, $20.2 million in 2022 and $19.2 million in 2021.

Market-Leveraged Stock Units ("MSUs")

MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the designated performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold-level performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted average grant date fair value for MSUs was $192.53, $141.80 and $216.06 in 2023, 2022 and 2021, respectively.

The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 31, 2022	208.5	$145.86
Granted at target	82.3	192.53
Adjustments for above-target performance[1]	35.9	125.18
Vested	(118.9)	135.77
Forfeited/cancelled	(12.3)	166.45
Unvested at December 30, 2023	195.5	$167.16

(1) Reflects adjustments for the vesting of MSUs based on above-target performance for each of the tranches of awards vesting in 2023.

The fair value of vested MSUs was $16.1 million in 2023, $19.9 million in 2022 and $17.8 million in 2021.

Restricted Stock Units ("RSUs")

RSUs are service-based awards granted to eligible employees and non-employee directors under our equity plans. RSUs granted to employees generally vest ratably over a period of three or four years. RSUs granted to non-employee directors generally vest in one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted average grant date fair value for RSUs was $175.88, $168.34 and $196.26 in 2023, 2022 and 2021, respectively.

The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 31, 2022	59.8	$159.23
Granted	38.1	175.88
Vested	(18.1)	148.26
Forfeited/cancelled	(13.3)	159.43
Unvested at December 30, 2023	66.5	$171.68

The fair value of vested RSUs was $2.7 million, $2.8 million and $2.7 million in 2023, 2022 and 2021, respectively.

Cash-Based Awards

Long-Term Incentive Units ("LTI Units")

LTI Units are cash-based awards granted to employees under our long-term incentive unit plan. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

We also grant cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the designated target units subject to vesting. Performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance periods. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

The compensation expense related to LTI Units was $16.3 million in 2023, $11.5 million in 2022 and $21.3 million in 2021. This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $3.9 million in 2023, $2.7 million in 2022 and $5.1 million in 2021.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

We have plans that provide eligible employees with severance benefits in the event of an involuntary termination. We calculate severance using the benefit formulas under the applicable plans. We record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable.

2023 Actions

In the third quarter of 2023, we approved a restructuring plan (the “2023 Plan”) to further optimize the European footprint of our Materials Group reportable segment by reducing operations in a manufacturing facility in Belgium. The cumulative charges associated with the 2023 Plan consisted of severance and related costs for the reduction of approximately 210 positions as well as asset impairment charges. During 2023 we recorded $30.4 million in restructuring charges related to the 2023 Plan. The activities related to the 2023 Plan are expected to be substantially completed by mid-2025.

We recorded $49.0 million in restructuring charges, net of reversals, related to other 2023 actions (collectively with the 2023 Plan, “2023 Actions”). These charges consisted of severance and related costs for the reduction of approximately 1,450 positions and asset impairment charges at numerous locations across our company.

2019/2020 Actions

During 2022, we recorded $7.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 830 positions and asset impairment charges at numerous locations across our company, reflecting actions in both our reportable segments. The actions in our Materials Group reportable segment were primarily associated with consolidations of its operations in North America and its graphics business in Europe, in part in response to the pandemic. The actions in our Solutions Group reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to the pandemic. Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2022.

Accruals for severance and related costs and lease cancellation costs were included in “Other current liabilities” and “Long-term retirement benefits and other liabilities” in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in “Other expense (income), net” in the Consolidated Statements of Income.

During 2023, restructuring charges and payments were as follows:

(In millions)	Accrual at December 31, 2022	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 30, 2023
2023 Actions						
Severance and related costs	$ —	$72.1	$(45.1)	$ —	$ .7	$ 27.7
Asset impairment charges	—	8.3	—	(8.3)	—	—
2019/2020 Actions						
Severance and related costs	5.1	(1.0)	(4.1)	—	—	—
Total	$ 5.1	$79.4	$(49.2)	$ (8.3)	$ .7	$ 27.7

During 2022, restructuring charges and payments were as follows:

(In millions)	Accrual at January 1, 2022	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 31, 2022
2019/2020 Actions						
Severance and related costs	$11.5	$ 7.2	$(13.4)	$ —	$ (.2)	$ 5.1
Asset impairment charges	—	.1	—	(.1)	—	—
Total	$11.5	$ 7.3	$(13.4)	$ (.1)	$ (.2)	$ 5.1

The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2023	2022	2021
Restructuring charges by reportable segment and Corporate			
Materials Group	$ 52.4	$ (1.0)	$ 5.0
Solutions Group	23.2	7.9	7.6
Corporate	3.8	.8	1.0
Total	$ 79.4	$ 7.7	$ 13.6

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2023	2022	2021
Current:			
U.S. federal tax	$ 42.5	$ 29.4	$ 7.3
State taxes	9.0	8.8	5.3
Foreign taxes	160.8	177.7	229.9
	212.3	215.9	242.5
Deferred:			
U.S. federal tax	(29.0)	5.8	(1.1)
State taxes	(3.5)	.9	(5.3)
Foreign taxes	11.9	19.6	12.5
	(20.6)	26.3	6.1
Provision for income taxes	$191.7	$242.2	$248.6

The principal items accounting for the difference between taxes computed at U.S. federal statutory rate and taxes recorded were as follows:

(In millions)	2023	2022	2021
Tax provision computed at U.S. federal statutory rate[1]	$145.9	$209.9	$208.5
Increase (decrease) in taxes resulting from:			
State taxes, net of federal tax benefit	2.6	11.8	4.5
Foreign earnings taxed at different rates[1]	50.4	51.7	72.7
GILTI high-tax exclusion election, net[2]	(10.0)	(11.9)	(22.8)
Valuation allowance	2.6	(5.0)	(4.8)
U.S. federal research and development tax credits	(8.3)	(6.5)	(6.2)
Tax contingencies and audit settlements	11.9	(4.3)	3.9
Other items, net	(3.4)	(3.5)	(7.2)
Provision for income taxes	$191.7	$242.2	$248.6

(1) All years included certain U.S. international tax provisions and foreign earnings taxed in the U.S., net of credits.

(2) In 2023, we recognized $4.4 million from our current year GILTI exclusion election and $5.6 million related to the election made on our 2022 U.S. federal tax return. In 2022, we recognized $11.9 million of benefit related to a GILTI exclusion election made on our 2021 U.S. federal tax return. In 2021, we recognized $14.1 million and $8.7 million of benefit related to GILTI exclusion elections made on our amended 2018 and originally filed 2020 U.S. federal tax returns, respectively.

Income before taxes from our U.S. and foreign operations was as follows:

(In millions)	2023	2022	2021
U.S.	$187.2	$232.4	$ 88.0
Foreign	507.5	766.9	904.6
Income before taxes	$694.7	$999.3	$992.6

Our effective tax rate was 27.6%, 24.2% and 25.0% for fiscal years 2023, 2022 and 2021, respectively.

Our 2023 provision for income taxes included (i) $16.4 million of net tax charge related to the tax on global intangible low-taxed income ("GILTI") of our foreign subsidiaries after benefiting from our current year exclusion election, as well as the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income ("FDII"); (ii) $14.7 million of return-to-provision benefit primarily related to our GILTI exclusion election and benefits from additional foreign tax credits recognized under temporary relief granted by the Internal Revenue Service ("IRS") in July 2023, upon completion of our 2022 U.S. federal tax return, (iii) $10.5 million of tax charge related to non- deductible expenses resulting from the impact of the Argentine peso remeasurement loss; and (iv) $9.5 million of net tax charge primarily from the recognition of uncertain tax positions in certain foreign jurisdictions, partially offset by decreases in certain tax reserves as a result of closing tax years.

Our 2022 provision for income taxes included (i) $18.8 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) $17.3 million of return-to-provision benefit, including $11.9 million related to a GILTI exclusion election and a lower net tax charge from other international inclusion items upon completion of our 2021 U.S. federal tax return, and (iii) $4.3 million of net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years and the settlement of certain foreign tax audits.

Our 2021 provision for income taxes included (i) $28.5 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) $14.1 million of return-to-provision benefit related to a GILTI exclusion election made on our amended 2018 U.S. federal tax return; and (iii) $11.3 million of return-to-provision benefit, including $8.7 million related to a GILTI exclusion election and a higher FDII deduction on our 2020 U.S. federal tax return.

Deferred Taxes

Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2023	2022
Accrued expenses not currently deductible	$ 44.5	$ 32.3
Net operating loss carryforwards	138.9	137.2
Tax credit carryforwards	9.0	9.7
Capitalized research expenses	59.9	38.6
Stock-based compensation	10.9	15.4
Pension and other postretirement benefits	34.2	31.5
Inventory reserve	16.4	15.6
Lease liabilities	43.3	33.2
Other assets	27.9	21.3
Valuation allowance	(62.0)	(59.4)
Total deferred tax assets[1]	323.0	275.4
Depreciation and amortization	(317.2)	(296.6)
Repatriation accrual	(24.5)	(12.0)
Foreign operating loss recapture	(3.4)	(3.2)
Lease assets	(43.4)	(33.8)
Total deferred tax liabilities[1]	(388.5)	(345.6)
Total net deferred tax assets (liabilities)	$ (65.5)	$ (70.2)

[1] Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

We assess the available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions determined by the manner in which we operate our business and the relevant carryforward periods. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

Net operating loss carryforwards of foreign subsidiaries at December 30, 2023 and December 31, 2022 were $481 million and $463 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 30, 2023 and December 31, 2022 totaled $9 million and $10 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating Losses[1]	Tax Credits
Year of Expiry		
2024	$ 2.7	$ .1
2025	2.8	.2
2026	2.9	.3
2027	3.7	.3
2028	12.6	1.2
2029-2043	16.4	5.2
Indefinite life/no expiry	439.5	1.7
Total	$ 480.6	$ 9.0

[1] Net operating losses are presented before tax effects and valuation allowance.

Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.

At December 30, 2023, we had net operating loss carryforwards in certain states of $429 million before tax effects. Based on our estimates of future state taxable income, it is more-likely-than-not that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on $402 million of these carryforwards.

As of December 30, 2023, our provision for income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

Unrecognized Tax Benefits

As of December 30, 2023, our unrecognized tax benefits totaled $88 million, $75 million of which, if recognized, would reduce our annual effective income tax rate. As of December 31, 2022, our unrecognized tax benefits totaled $70 million, $65 million of which, if recognized, would reduce our annual effective income tax rate.

Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense. The interest and penalties we recognized during fiscal years 2023, 2022 and 2021 were not material, individually or in aggregate, to the Consolidated Statements of Income. We have $16 million of accrued interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 30, 2023 and December 31, 2022.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below.

(In millions)	**2023**	**2022**
Balance at beginning of year	$69.5	$74.0
Additions for tax positions of current year	15.4	6.6
Additions (reductions) for tax positions of prior years, net	8.0	(2.2)
Settlements with tax authorities	(1.8)	(1.1)
Expirations of statutes of limitations	(3.9)	(4.8)
Changes due to translation of foreign currencies	.8	(3.0)
Balance at end of year	$88.0	$69.5

It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $6 million, primarily as a result of closing tax years.

The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision for income taxes and the related liabilities. To date, we and our U.S. subsidiaries have completed the IRS' Compliance Assurance Process through 2021. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2010.

NOTE 15. SEGMENT AND DISAGGREGATED REVENUE INFORMATION

Segment Reporting

We have the following reportable segments:

- Materials Group – manufactures and sells pressure-sensitive label materials, films for graphic and reflective products, performance tapes and other adhesive products for industrial, medical and other applications, as well as fastener solutions.
- Solutions Group – designs, manufactures and sells a wide variety of branding and information solutions, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment.

Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate our performance based on income from operations before interest expense and taxes. Corporate expense is excluded from the computation of income from operations for the segments.

We do not disclose total assets by reportable segment since we neither generate nor review that information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

Disaggregated Revenue Information

Disaggregated revenue information is shown below in the manner that best reflects how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue from our Materials Group reportable segment is attributed to geographic areas based on the location from which products are shipped. Revenue from our Solutions Group reportable segment is shown by product group.

(In millions)	2023	2022	2021
Net sales to unaffiliated customers			
Materials Group:			
U.S.	$1,687.8	$1,892.1	$1,736.4
Europe, the Middle East and North Africa	2,007.1	2,396.2	2,261.1
Asia	1,315.2	1,390.3	1,471.1
Latin America	474.2	470.1	408.6
Other	327.0	346.4	329.3
Total Materials Group	5,811.3	6,495.1	6,206.5
Solutions Group:			
Apparel	1,661.4	1,851.2	1,839.1
Identification Solutions and Vestcom	891.6	693.0	362.7
Total Solutions Group	2,553.0	2,544.2	2,201.8
Net sales to unaffiliated customers	$8,364.3	$9,039.3	$8,408.3

Revenue from our Materials Group reportable segment by product group is shown below.

(In millions)	2023	2022	2021
Net sales to unaffiliated customers			
Materials Group:			
Labels, graphics and reflectives	$5,076.8	$5,725.7	$5,430.4
Tapes and adhesives	665.3	696.3	703.4
Other	69.2	73.1	72.7
Total Materials Group	$5,811.3	$6,495.1	$6,206.5

Our total company revenue by geographic area is shown below. Revenue is attributed to geographic areas based on the location from which products are shipped.

(In millions)	2023	2022	2021
Net sales to unaffiliated customers			
U.S.	$2,578.3	$2,565.9	$2,065.2
Europe, the Middle East and North Africa	2,306.7	2,683.6	2,541.4
Asia	2,545.2	2,817.2	2,914.5
Latin America	582.3	605.7	537.6
Other	351.8	366.9	349.6
Net sales to unaffiliated customers	$8,364.3	$9,039.3	$8,408.3

Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.30 billion in 2023, $1.50 billion in 2022 and $1.68 billion in 2021.

No single customer represented 10% or more of our net sales in year-end 2023, 2022 or 2021. Our ten largest customers by net sales in the aggregate represented approximately 16% of our net sales during 2023, 2022 and 2021.

Additional Segment Information

Additional financial information by reportable segment and Corporate is shown below.

(In millions)	2023	2022	2021
Intersegment sales			
Materials Group	$ 157.1	$137.1	$105.8
Solutions Group	35.5	37.4	37.3
Intersegment sales	$ 192.6	$174.5	$143.1
Income before taxes			
Materials Group	$ 700.9	$859.3	$883.3
Solutions Group	165.7	302.3	257.2
Corporate expense	(83.7)	(87.6)	(81.8)
Interest expense	(119.0)	(84.1)	(70.2)
Other non-operating expense (income), net	30.8	9.4	4.1
Income before taxes	$ 694.7	$999.3	$992.6
Capital expenditures[1][2]			
Materials Group	$ 117.8	$153.5	$170.3
Solutions Group	148.7	144.0	96.3
Capital expenditures	$ 266.5	$297.5	$266.6
Depreciation and amortization expense[1]			
Materials Group	$ 127.8	$135.8	$141.9
Solutions Group	170.6	154.9	102.2
Depreciation and amortization expense	$ 298.4	$290.7	$244.1
Other expense (income), net by reportable segment			
Materials Group	$ 88.3	$ (13.4)	$ (25.7)
Solutions Group	86.3	7.8	36.6
Corporate	6.3	5.0	(5.3)
Other expense (income), net	$ 180.9	$ (.6)	$ 5.6

(1) Corporate capital expenditures and depreciation and amortization expense are allocated to the reportable segments based on their percentage of consolidated net sales.

(2) Capital expenditures for property, plant and equipment included accruals.

Other expense (income), net by type were as follows:

(In millions)	2023	2022	2021
Other expense (income), net by type			
Restructuring charges:			
Severance and related costs	$ 70.8	$ 7.6	$ 10.5
Asset impairment charges and lease cancellation costs	8.6	.1	3.1
Other items:			
Outcomes of legal proceedings, net[1]	64.3	6.3	(.4)
Argentine peso remeasurement loss[2]	29.9	—	—
Transaction and related costs	5.3	.3	20.9
(Gain) loss on venture investments	1.5	(13.5)	(23.0)
(Gain) loss on sales of assets	.5	(1.4)	.2
Gain on sale of product line	—	—	(5.7)
Other expense (income), net	$ 180.9	$ (.6)	$ 5.6

(1) Amount for 2023 included an additional contingent liability related to the Adasa litigation in the amount of $56.3 million. Refer to Note 8, "Contingencies" for more information regarding the Adasa litigation.
Amount for 2021 included an indirect tax credit based on a Brazilian Federal Supreme Court ruling in the amount of $29.1 million, partially offset by a contingent liability related to the Adasa litigation in the amount of $26.6 million. Refer to Note 8, "Contingencies" for more information regarding the Adasa litigation.

(2) The impact of the Argentine peso remeasurement loss prior to the third quarter of 2023 was not material.

Property, plant and equipment, net, in our U.S. and non-U.S. operations were as follows:

(In millions)	2023	2022	2021
Property, plant and equipment, net			
U.S.	$ 621.2	$ 589.0	$ 524.0
Non-U.S.	1,004.6	951.2	953.7
Property, plant and equipment, net	$1,625.8	$1,540.2	$1,477.7

Property, plant and equipment, net, located in China (including Hong Kong) was approximately $247 million in 2023, $259 million in 2022 and $290 million in 2021.

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

Inventories at year-end were as follows:

(In millions)	2023	2022
Raw materials	$ 415.4	$ 457.6
Work-in-progress	238.2	255.1
Finished goods	267.1	297.2
Inventories	$ 920.7	$1,009.9

Property, Plant and Equipment, Net

Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2023	2022
Land	$ 35.9	$ 29.3
Buildings and improvements	817.9	781.0
Machinery and equipment	2,799.5	2,667.8
Construction-in-progress	317.1	269.6
Property, plant and equipment	3,970.4	3,747.7
Accumulated depreciation	(2,344.6)	(2,207.5)
Property, plant and equipment, net	$ 1,625.8	$ 1,540.2

Software

Capitalized software costs at year-end were as follows:

(In millions)	2023	2022
Cost	$ 362.4	$ 390.6
Accumulated amortization	(257.9)	(282.3)
Software, net	$ 104.5	$ 108.3

Software amortization expense was $23.4 million in 2023, $29.5 million in 2022 and $30.1 million in 2021.

Allowance for Credit Losses

Given the short-term nature of trade receivables, our allowance for credit losses is based on the financial condition of customers, the aging of receivable balances, our historical collections experience, and current and expected future macroeconomic and market conditions. Balances are written off in the period in which they are determined to be uncollectible.

The activity related to our allowance for credit losses was as follows:

(In millions)	2023	2022
Balance at beginning of year	$ 34.4	$ 33.0
Provision for credit losses	4.4	6.9
Amounts written off	(6.3)	(4.3)
Other, including foreign currency translation	1.9	(1.2)
Balance at end of year	$ 34.4	$ 34.4

The reversal of credit losses was $4.7 million in 2021.

Research and Development

Research and development expense, which was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2023	2022	2021
Research and development expense	$135.8	$ 136.1	$ 136.6

Supplemental Cash Flow Information

Cash paid for interest and income taxes was as follows:

(In millions)	2023	2022	2021
Interest	$109.9	$ 80.9	$ 62.8
Income taxes, net of refunds	234.9	204.8	253.4

Foreign Currency Effects

Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, were not material in 2023, 2022 or 2021.

Deferred Revenue

Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.

The following table shows the amounts and balance sheet locations of deferred revenue as of December 30, 2023 and December 31, 2022:

(In millions)	December 30, 2023	December 31, 2022
Other current liabilities	$ 18.1	$ 22.2
Long-term retirement benefits and other liabilities	1.3	2.1
Total deferred revenue	$ 19.4	$ 24.3

Revenue recognized from amounts included in deferred revenue as of December 31, 2022 was $21.0 million in 2023. Revenue recognized from amounts included in deferred revenue as of January 1, 2022 was $23.5 million in 2022. Revenue recognized from amounts included in deferred revenue as of January 2, 2021 was $18.4 million in 2021. This revenue was included in “Net sales” in the Consolidated Statements of Income.

Supplier Finance Programs

We have agreements with third-party financial institutions to facilitate payments to suppliers. These third-party financial institutions offer voluntary supply chain finance programs that enable certain of our suppliers, at the supplier’s sole discretion, to sell our payment obligations to a financial institution on terms directly negotiated with the financial institution. Participating suppliers decide which payment obligations are sold to the financial institution and we have no economic interest in a supplier’s decision to sell these payment obligations. We make payments to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. Our obligations to our suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to sell amounts under these arrangements. Amounts due under our supply chain finance programs are included in accounts payable on our Consolidated Balance Sheets and activities related to these programs are presented as operating activities in our Consolidated Statements of Cash Flows. As of December 30, 2023 and December 31, 2022, the amounts due to financial institutions for suppliers that participate in these programs were $397.4 million and $430.1 million, respectively.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2023.

The effectiveness of our internal control over financial reporting as of December 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the Report of Independent Registered Public Accounting Firm contained in Item 8 of this report.

Changes in Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2023.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and corporate governance required by this Item is incorporated herein by reference from the definitive proxy statement for our Annual Meeting of Stockholders to be held on April 25, 2024 (our “2024 Proxy Statement”), which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of the fiscal year covered by this report. The information concerning executive officers required by this Item appears, in part, as referenced below. If applicable, information concerning any late filings under Section 16(a) of the Exchange Act is incorporated by reference from our 2024 Proxy Statement.

The information required by this Item concerning our Audit Committee is incorporated by reference from our 2024 Proxy Statement.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS[1]

Name and Position	Age	Executive Officer Since	Former Positions within Past Five Years/ Officer Positions with Avery Dennison	
Deon M. Stander President and Chief Executive Officer	55	August 2016	2022-2023	President and Chief Operating Officer
			2015-2022	Vice President and General Manager, RBIS
			2013-2015	Vice President and General Manager, Global Commercial and Innovation, RBIS
			2010-2012	Vice President and General Manager, Global Commercial, RBIS
Mitchell R. Butier Executive Chairman	52	March 2007	2022-2023	Chairman and Chief Executive Officer
			2019-2022	Chairman, President and Chief Executive Officer
			2016-2019	President and Chief Executive Officer
			2015-2016	President and Chief Operating Officer
			2014-2015	President, Chief Operating Officer and Chief Financial Officer
			2010-2014	Senior Vice President and Chief Financial Officer
			2007-2010	Vice President, Global Finance and Chief Accounting Officer
Gregory S. Lovins Senior Vice President and Chief Financial Officer	51	March 2017	2017	Vice President and Interim Chief Financial Officer
			2016-2017	Vice President and Treasurer
			2011-2016	Vice President, Global Finance, Materials Group
Deena Baker-Nel Senior Vice President and Chief Human Resources Officer	53	September 2020	2020-2022	Vice President and Chief Human Resources Officer
			2018-2020	Vice President, Human Resources, LGM
			2015-2018	Vice President, Human Resources, RBIS
Nicholas R. Colisto Senior Vice President and Chief Information Officer	57	September 2020	2018-2022	Vice President and Chief Information Officer
			2012-2018	Senior Vice President and Chief Information Officer, Xylem Inc.
Francisco Melo President, Solutions Group	50	April 2023	2022-2023	Senior Vice President and General Manager, Avery Dennison Smartrac
			2013-2022	Vice President and General Manager, Avery Dennison Smartrac
			2012-2013	Vice President Global Inventory Accuracy and Loss Prevention, Information Solutions Market Development

Name and Position	Age	Executive Officer Since	Former Positions within Past Five Years/ Officer Positions with Avery Dennison	
Divina F. Santiago Vice President, Controller	54	September 2023	2022-2023	Vice President Finance
			2008-2022	Senior Director, Finance
Ignacio J. Walker Senior Vice President and Chief Legal Officer	47	September 2020	2020-2022	Vice President and Chief Legal Officer
			2020	Vice President and Assistant General Counsel, Americas
			2018-2019	Vice President and Assistant General Counsel
			2013-2017	Vice President and Assistant General Counsel, RBIS

(1) Executive officers are generally elected on the date of our annual stockholder meeting to serve a one-year term and until their successors are duly elected and qualified.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2024 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2024 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2024 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2024 Proxy Statement.

PART IV

Item 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedule and Exhibits

(1) Financial statements filed as part of this report are listed on the accompanying Index to Financial Statements.

(2) All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(3) Exhibits filed as a part of this report are listed on the accompanying Exhibit Index. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K is identified as such on the Exhibit Index.

(b) The exhibits required to be filed by Item 601 of Regulation S-K are set forth on the accompanying Exhibit Index.

AVERY DENNISON CORPORATION

EXHIBIT INDEX

For the Year Ended December 30, 2023

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
2.1	Agreement and Plan of Merger, dated as of July 27, 2021, by and among Registrant, CB Velocity Holdings, LLC, Lobo Merger Sub, LLC and Charlesbank Equity Fund VIII, Limited Partnership, as unitholder representative	2.1	Current Report on Form 8-K, filed July 30, 2021
3.1(i)	Amended and Restated Certificate of Incorporation, as filed on April 28, 2011 with the Office of Delaware Secretary of State	3.1	Current Report on Form 8-K, filed April 29, 2011
3.1(ii)	Amended and Restated Bylaws, effective as of February 23, 2023	3.1	Current Report on Form 8-K, filed February 27, 2023
4.1	Indenture, dated as of March 15, 1991, between Registrant and Security Pacific National Bank, as Trustee (the “1991 Indenture”)	4.1	Registration Statement on Form S-3 (File No. 33-39491), filed March 19, 1991
4.2	First Supplemental Indenture, dated as of March 16, 1993, between Registrant and BankAmerica National Trust Company, as successor Trustee (the “Supplemental Indenture”)	4.4	Registration Statement on Form S-3 (File No. 33-59642), filed March 17, 1993
4.3	Officers’ Certificate establishing a series of Securities entitled “Medium-Term Notes, Series C” under the 1991 Indenture, as amended by the Supplemental Indenture	4.1	Current Report on Form 8-K, filed May 12, 1995

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
4.4	Indenture, dated as of July 3, 2001, between Registrant and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "2001 Indenture")	4.1	Registration Statement on Form S-3 (File No. 333-64558), filed July 3, 2001
4.5	Officers' Certificate establishing Securities entitled "6.000% Notes due 2033" under the 2001 Indenture	4.2	Current Report on Form 8-K, filed January 16, 2003
4.6	6.000% Notes Due 2033	4.4	Current Report on Form 8-K, filed January 16, 2003
4.7	Indenture, dated as of November 20, 2007,between Registrant and Bank of New York	4.2	Current Report on Form 8-K, filed November 20, 2007
4.8	Third Supplemental Indenture, dated as of April 8, 2013, between Registrant and Bank of NY	4.2	Current Report on Form 8-K, filed April 8, 2013
4.9	Form of 3.35% Senior Notes due 2023	4.2	Current Report on Form 8-K, filed April 8, 2013
4.10	Fourth Supplemental Indenture, dated as of March 3, 2017, between Registrant and The Bank of New York Mellon Trust Company, N.A. ("BNY Mellon") as Trustee (including Form of 1.250% Senior Notes due 2025 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed March 3, 2017
4.11	Fifth Supplemental Indenture, dated as of December 6, 2018, between Registrant and BNY Mellon, as Trustee (including Form of 4.875% Senior Notes due 2028 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed December 6, 2018
4.12	Sixth Supplemental Indenture, dated as of March 11, 2020, between Registrant and BNY Mellon, as Trustee (including Form of 2.650% Senior Notes due 2030 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed March 11, 2020
4.13	Seventh Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee (including Form of 0.850% Senior Notes due 2024 on Exhibit A thereto)	4.2	Current Report on Form 8-K filed on August 18, 2021
4.14	Eighth Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee (including Form of 2.250% Senior Notes due 2032 on Exhibit A thereto)	4.3	Current Report on Form 8-K filed on August 18, 2021

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
4.15	Ninth Supplemental Indenture, dated as of March 15, 2023, between Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee (including Form of 5.750% Senior Notes due 2033 on Exhibit A thereto).	4.2	Current Report on Form 8-K filed on March 15, 2023
4.16	Description of Securities	4.15	2020 Annual Report on Form 10- K, filed February 25, 2021
10.1	Amendment No. 2 to Credit Agreement, dated as of January 24, 2023, by and among Avery Dennison Corporation, a Delaware corporation, as the borrower, Bank of America, N.A., as the administrative agent, and the other lenders party thereto.	10.1	Current Report on Form 8-K, filed January 30, 2023
10.2*	Amended and Restated Supplemental Executive Retirement Plan ("SERP")	10.11.1	Quarterly Report on Form 10-Q, filed August 12, 2009
10.3*	Complete Restatement and Amendment of Executive Variable Deferred Compensation Plan ("EVDCP")	10.16	1994 Annual Report on Form 10- K, filed March 30, 1995
10.4*	Amendment No. 1 to EVDCP	10.16.1	1999 Annual Report on Form 10- K, filed March 30, 2000
10.5*	Amended and Restated 2005 Directors Variable Deferred Compensation Plan	10.18.2	Quarterly Report on Form 10-Q, filed May 10, 2011
10.6*	Amended and Restated Stock Option and Incentive Plan ("Equity Plan")	A	2012 Proxy Statement on Schedule 14A, filed March 9, 2012
10.7*	First Amendment to Equity Plan	10.20	2014 Annual Report on Form 10- K, filed February 25, 2015
10.8*	2017 Incentive Award Plan ("2017 Plan")	B	2017 Proxy Statement on Schedule 14A, filed March 10, 2017
10.9*	Amended and Restated Annual Incentive Plan	10.1	Quarterly Report on Form 10-Q, filed May 1, 2020
10.10*	Complete Restatement and Amendment of Executive Deferred Retirement Plan ("EDRP")	10.28	1994 Annual Report on Form 10- K, filed March 30, 1995
10.11*	Amendment No. 1 to EDRP	10.28.1	1999 Annual Report on Form 10- K, filed March 30, 2000
10.12*	Amendment No. 2 to EDRP	10.28.2	2001 Annual Report on Form 10- K, filed March 4, 2002
10.13*	2005 Executive Variable Deferred Retirement Plan, amended and restated	10.1	Quarterly Report on Form 10-Q, filed May 7, 2013

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
10.14*	Amended and Restated Key Executive Change of Control Severance Plan	10.4	Quarterly Report on Form 10-Q, filed May 1, 2020
10.15*	Amended and Restated Executive Severance Plan	10.3	Quarterly Report on Form 10-Q, filed May 1, 2020
10.16*	Form of Executive Severance Agreement	10.19	2020 Annual Report on Form 10- K, filed February 25, 2021
10.17*	Amended and Restated Long-Term Incentive Unit Plan ("LTI Unit Plan")	10.2	Quarterly Report on Form 10-Q, filed May 1, 2020
10.18*	Form of Restricted Stock Unit Agreement under Equity Plan	10.38	2013 Annual Report on Form 10- K, filed February 26, 2014
10.19*	Form of Performance Unit Agreement under Equity Plan	10.39	2013 Annual Report on Form 10- K, filed February 26, 2014
10.20*	Form of Market-Leveraged Stock Unit Agreement under Equity Plan	10.40	2013 Annual Report on Form 10- K, filed February 26, 2014
10.21*	Form of Long-Term Incentive Unit Agreement under LTI Unit Plan	10.41	2013 Annual Report on Form 10- K, filed February 26, 2014
10.22*	Form of Director Restricted Stock Unit Agreement under 2017 Plan	10.2	Quarterly Report on Form 10-Q, filed August 1, 2017
10.23*	Form of Employee Market-Leveraged Stock Unit Agreement under 2017 Plan	10.3	Quarterly Report on Form 10-Q, filed August 1, 2017
10.24*	Form of Employee Performance Unit Agreement under 2017 Plan	10.4	Quarterly Report on Form 10-Q, filed August 1, 2017
10.25*	Form of Employee Restricted Stock Unit Agreement under 2017 Plan	10.5	Quarterly Report on Form 10-Q, filed August 1, 2017
10.26*	Form of Employee Non-Qualified Stock Option Agreement under 2017 Plan	10.6	Quarterly Report on Form 10-Q, filed August 1, 2017
10.27*	Offer Letter to Mitchell Butier, dated February 25, 2016	10.2	Quarterly Report on Form 10-Q, filed May 3, 2016
10.28*	Offer Letter to Mitchell Butier, dated May 25, 2023	10.1	Quarterly Report on Form 10-Q, filed August 1, 2023
10.29*	Offer Letter to Gregory Lovins, dated July 10, 2017	10.1	Quarterly Report on Form 10-Q, filed August 1, 2017
10.30*	Offer Letter to Deena Baker-Nel, dated August 26, 2020	10.1	Quarterly Report on Form 10-Q, filed May 3, 2022
10.31*	Offer Letter to Ignacio Walker, dated August 25, 2020	10.2	Quarterly Report on Form 10-Q, filed May 3, 2022

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
10.32*	Offer Letter to Deon Stander, dated March 1, 2022	10.3	Quarterly Report on Form 10-Q, filed May 3, 2022
10.33*	Offer Letter to Deon Stander, dated May 25, 2023	10.2	Quarterly Report on Form 10-Q, filed August 1, 2023
10.34*	Offer Letter to Hassan Rmaile, dated February 27, 2023	10.1	Quarterly Report on Form 10-Q, filed May 2, 2023
10.35*	Offer Letter to Francisco Melo, dated February 27, 2023	10.2	Quarterly Report on Form 10-Q, filed May 2, 2023
21†	List of Subsidiaries	N/A	N/A
23†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	N/A	N/A
24†	Power of Attorney (see Signatures – Power of Attorney)	N/A	N/A
31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
32.1††	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A
32.2††	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A
97†	Policy for Recovery of Erroneously Awarded Compensation	N/A	N/A
101.INS†††	Inline XBRL Instance Filing – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	N/A	N/A
101.SCH†††	Inline XBRL Extension Schema Filing	N/A	N/A
101.CAL†††	Inline XBRL Extension Calculation Linkbase Filing	N/A	N/A
101.DEF†††	Inline XBRL Extension Definition Linkbase Filing	N/A	N/A
101.LAB†††	Inline XBRL Extension Label Linkbase Filing	N/A	N/A

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
101.PRE†††	Inline XBRL Extension Presentation Linkbase Filing	N/A	N/A
104†††	Inline XBRL for the cover page of this Annual Report on Form 10-K, included as part of the Exhibit 101 inline XBRL document set		

(1) Unless otherwise noted, the File Number for all filings is File No. 1-7685.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

† Filed herewith.

†† This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and is not being filed for purposes of Section 18 of the Exchange Act and is not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

††† Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

Item 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVERY DENNISON CORPORATION

By: /s/ Gregory S. Lovins

Gregory S. Lovins
Senior Vice President and Chief Financial Officer

Dated: February 21, 2024

POWER OF ATTORNEY

Each person whose signature appears below does hereby constitute and appoint Gregory S. Lovins and Ignacio J. Walker, and each of them, with full power of substitution, his or her true and lawful attorney-in-fact to act for him or her in any and all capacities, to sign this Annual Report on Form 10-K and any or all amendments or supplements thereto, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she could do in person, hereby ratifying and confirming all that said attorneys-in-fact or substitutes, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ Deon M. Stander Deon M. Stander	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2024
/s/ Gregory S. Lovins Gregory S. Lovins	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2024
/s/ Divina F. Santiago Divina F. Santiago	Vice President, Controller (Principal Accounting Officer)	February 21, 2024
/s/ Mitchell R. Butier Mitchell R. Butier	Executive Chairman	February 21, 2024
/s/ Bradley A. Alford Bradley A. Alford	Director	February 21, 2024
/s/ Ken C. Hicks Ken C. Hicks	Director	February 21, 2024
/s/ Andres A. Lopez Andres A. Lopez	Director	February 21, 2024
/s/ Francesca Reverberi Francesca Reverberi	Director	February 21, 2024
/s/ Patrick T. Siewert Patrick T. Siewert	Director	February 21, 2024
/s/ Julia A. Stewart Julia A. Stewart	Director	February 21, 2024
/s/ Martha N. Sullivan Martha N. Sullivan	Director	February 21, 2024
/s/ William R. Wagner William R. Wagner	Director	February 21, 2024

2024

NOTICE AND PROXY STATEMENT


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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

RECORD DATE	February 26, 2024
MEETING DATE	April 25, 2024
MEETING TIME	2:30 p.m. Eastern Time
MEETING FORMAT	Virtual at www.virtualshareholdermeeting.com/AVY2024

ITEMS OF BUSINESS FOR STOCKHOLDER VOTE

1	Election of the 10 directors nominated by our Board to serve for a one-year term
2	Approval, on an advisory basis, of our executive compensation
3	Approval of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to provide that stockholders holding 25% of our outstanding common stock have the right to request that we call special meetings of stockholders
4	Ratification of the appointment of PwC as our independent registered public accounting firm for fiscal year 2024

Our Board recommends that you vote FOR each of our 10 director nominees in Item 1 and FOR Items 2, 3 and 4.

Stockholders of record as of February 26, 2024 are entitled to notice of, and to vote in connection with, the meeting and any adjournment or postponement thereof. This notice and our definitive proxy statement are being first mailed or made available to stockholders on or about March 11, 2024.

We want your shares to be represented and voted. We encourage you to vote promptly as this will save us the time and expense of additional proxy solicitation. As shown below, you can vote online, by telephone, by mail or, in certain circumstances, during the meeting.

On behalf of our Board of Directors, management and team members worldwide, thank you for investing in us and our company. We look forward to engaging with you during the virtual Annual Meeting.



Vikas Arora
Vice President, Associate General Counsel and
Corporate Secretary

March 11, 2024

VOTING	 ONLINE	 BY TELEPHONE	 BY MAIL	 DURING MEETING
	You can vote online using the 16-digit control number shown on your Notice of Internet Availability, proxy card or voting instruction form.	In the U.S. and Canada, you can vote by telephone using the 16-digit control number shown on your Notice of Internet Availability, proxy card or voting instruction form.	You can vote by mail by completing, dating and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope.	Registered holders can vote during the meeting. Beneficial holders must contact their broker or other nominee to be able to vote during the meeting. Shares held through our Employee Savings Plan may not be voted during the meeting.



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TABLE OF CONTENTS



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PROXY SUMMARY

This proxy summary includes key messages related to this proxy statement and does not contain all the information you should consider before voting. **We strongly encourage you to read the entire proxy statement before voting.**

INFORMATION REGARDING ANNUAL MEETING

Distribution of Proxy Materials

We will begin mailing our Notice of Internet Availability of Proxy Materials, which includes instructions on how to access these materials online and vote your shares, on or about March 11, 2024. If you previously elected to receive a paper copy of our proxy materials, on or about the same date, we will mail you a proxy card and our 2023 integrated financial and sustainability report (our "2023 Integrated Report"), which includes a letter to stockholders from our President/Chief Executive Officer (CEO); a description of our businesses, stakeholders and values; highlights of our strategies, financial performance and sustainability progress; our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 (our "2023 Annual Report"); and the notice and proxy statement for our 2024 Annual Meeting of Stockholders (the "Annual Meeting").

Time, Date and Format of Annual Meeting

The Annual Meeting will take place at 2:30 p.m. Eastern Time on April 25, 2024. To allow stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet. To attend the virtual Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/AVY2024 using the 16-digit control number on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form.

Online access to the live audio webcast of the Annual Meeting will open at 2:15 p.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its start time as we plan to begin the meeting promptly. For additional instructions on how to attend the virtual Annual Meeting, please refer to the *Voting and Meeting Q&A* section of this proxy statement.

Items Being Voted on During Annual Meeting

You are being asked to vote on the items of business shown below during the Annual Meeting. **Our Board of Directors (our "Board") recommends that you vote for each of our 10 director nominees and for Items 2, 3 and 4.**

	ITEM OF BUSINESS	BOARD RECOMMENDATION	VOTE REQUIRED	DISCRETIONARY BROKER VOTING	PAGE
1	**Election of directors**	FOR each nominee	Majority of votes cast	No	39
2	**Advisory vote to approve executive compensation**	FOR	Majority of shares represented and entitled to vote	No	50
3	**Approval of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to provide that stockholders holding 25% of outstanding common stock have the right to request that we call special meetings of stockholders**	FOR	Majority of shares outstanding	No	94
4	**Ratification of appointment of PwC as our independent registered public accounting firm for FY 2024**	FOR	Majority of shares represented and entitled to vote	Yes	96

Voting Prior to or During Annual Meeting

You may vote your shares by submitting a proxy in advance of the Annual Meeting online, by telephone or by mail; only in certain circumstances may you vote during the meeting. If you are a registered stockholder who has not previously voted or wants to change your vote, you may vote during the Annual Meeting. Beneficial holders may only vote during the meeting if they properly request and receive a legal proxy in their name from the broker, bank or other nominee that holds their shares. Shares held through our Employee Savings Plan may not be voted during the meeting. Whether or not you plan to attend the virtual Annual Meeting, **we urge you to vote and submit your proxy promptly by following the instructions on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form.**

Asking Questions During Annual Meeting

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, with an easy-to-use online platform that allows you to attend, vote and ask questions. After we have finished acting upon the Annual Meeting items of business and the meeting is adjourned, our Executive Chairman will lead a Q&A session during which we intend to answer all questions submitted timely that are pertinent to our company or the items brought before stockholder vote. Answers to questions not addressed during the meeting, if any, will be posted promptly after the meeting on the investors section of our website. For information on how to submit questions during the Annual Meeting, please refer to the *Voting and Meeting Q&A* section of this proxy statement.

OUR COMPANY

We are a global materials science and digital identification solutions company that provides a wide range of branding and information solutions that optimize labor and supply chain efficiency, reduce waste, advance sustainability, circularity and transparency, and better connect brands and consumers. Our products and solutions include labeling and functional materials, radio frequency identification (RFID) inlays and tags, software applications that connect the physical and digital, and a variety of products and solutions that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Our company is composed of two reportable segments, Materials Group and Solutions Group. **Materials Group is a leading provider to pressure-sensitive label and graphics industries worldwide. Our innovative products include label materials, graphics and reflective materials and functional bonding materials, such as tapes. Our label materials enhance shelf appeal for brands, inform shoppers, advance circularity, increase transparency, help reduce waste and improve operational supply chain efficiency.** Our graphics portfolio offers highly engineered materials that range from vehicle wraps to architectural films. Materials Group plays a key role in advancing our fast-growing Intelligent Labels business, providing the materials science capabilities and process engineering expertise essential to developing and manufacturing intelligent labels at scale.

Solutions Group is a leading global provider of information and branding products and solutions that cover a breadth of customer needs from digital identification and data management, branding and embellishment, as well as productivity, pricing and retail media. We empower customers across multiple retail and industry segments to connect the physical and digital, leveraging our industry-leading RFID solutions. **Our technology addresses complex customer challenges, provides transparency and visibility across supply chains, improves labor and waste efficiency, and enables better consumer experiences at the point of purchase and beyond.** Market segments served include the global apparel, logistics, food and grocery, and general retail industries. As a large ultra-high frequency RFID solutions provider, we leverage our innovation and data management capabilities, global footprint and market access in the ongoing advancement of our Intelligent Labels business.

STRATEGY OVERVIEW

We are committed to ensuring the long-term success of all our stakeholders – our customers, investors, employees and communities. Over the past five years, we have focused on delivering to our potential by managing through macro volatility while evolving our aspirations**. In 2023, we evolved our long-term strategies as shown below, adding a vital new one that reflects our growing Materials and Solutions connected capabilities and combining two of our former strategies into one**.

- Drive outsized growth in high-value product categories through market-driven innovation
- Grow profitably in our base businesses
- Lead at the intersection of the physical and digital
- Effectively allocate capital and relentlessly focus on productivity
- Lead in an environmentally and socially responsible manner

Our customers are increasingly looking for help solving some of the most complex industry challenges, including labor efficiency and supply chain effectiveness; waste reduction, circularity and transparency; and better connection between brands and consumers. We believe that physical items will need a digital identity to solve these challenges, and that we are well-positioned to help the industries we serve overcome them. **Our vision is to leverage the strengths of our Materials and Solutions businesses to lead at the intersection of the physical and digital.**

We plan to realize this vision through segment leadership, market-driven innovation, and advancement of integrated digital solutions, leveraging our Intelligent Labels business. Our areas of focus address key megatrends that present both risks and opportunities for our company as we seek to help our customers navigate the increasingly digital world and operate more sustainably.

Our strategies prioritize using our market insights, driving long-term innovation and enhancing the digital capability of our teams, while continuing to execute well in the core businesses that have been key to our success. Our five strategic pillars and 2023 achievements are shown below.

STRATEGIC PILLARS

1

Drive outsized growth in high-value categories through market-driven innovation

- We aim to increase, both organically and through acquisitions, the proportion of our portfolio in high-value categories that serve markets that are growing faster than gross domestic product (GDP), represent large pools of potential profit and leverage our core capabilities. These products and solutions include our Intelligent Labels that use RFID tags and inlays, specialty and durable label materials, graphics and reflective solutions, industrial tapes, external embellishments, and shelf-edge pricing, productivity and consumer engagement solutions.
- In 2023, **we continued to increase the proportion of our portfolio in high-value product categories,** with significant organic growth in Intelligent Labels, external embellishments, and shelf-edge pricing, productivity and consumer engagement solutions, and the acquisition of three companies that expand the external embellishment capabilities in our Solutions Group. **Over the past five years, we more than doubled the size of our Intelligent Labels business, with net sales of ~$850 million in 2023.**

2

Grow profitably in our base businesses

- We strive to grow profitably in our base businesses by carefully balancing volume, price and mix, reducing complexity and tailoring our go-to-market strategies.
- In 2023, **we protected margins in our base businesses** through product reengineering and productivity actions to mitigate the impact of lower volume as the industries we serve experienced significant inventory destocking.

3

Lead at the intersection of the physical and digital

- We connect the physical and digital, leveraging the core capabilities of our Materials and Solutions businesses to help our customers optimize labor efficiency and supply chain effectiveness, reduce waste, advance circularity and transparency, and better connect brands with consumers.

4

Effectively allocate capital and relentlessly focus on productivity

- We balance our capital investment in organic growth, productivity, and acquisitions and venture investments, while continuing to return cash to stockholders through dividends and share repurchases and ensure that we maintain a strong balance sheet with ample capacity to invest. In addition, we take actions to restructure our operations from time to time and use product reengineering and enterprise lean sigma principles to expand our margins, enhance our competitiveness and provide a funding source for reinvestment.
- In 2023, **we invested $285.1 million in fixed and information technology (IT) capital expenditures to support organic growth; completed three acquisitions and made one venture investment for a total of $224.9 million; increased our quarterly dividend rate by ~8%; and repurchased $137.5 million in shares of our common stock. We also delivered ~$69 million in pre-tax savings from restructuring actions, net of transition costs.**

Lead in an environmentally and socially responsible manner

- We aim to advance the environmental sustainability of our company and value chain by delivering innovations that advance the circular economy, reducing the environmental impact of our operations, and offering value-creation opportunities for our customers. We also seek to make a positive social sustainability impact by building a more diverse workforce and inclusive and equitable culture, maintaining operations that promote health and safety, and supporting our communities.
- In 2023, we made further progress toward our 2025 and 2030 sustainability goals, **reducing the environmental impact of our operations** and continuing to invest in our sustainability strategic innovation platform focused, among other things, on material circularity and waste reduction/elimination; **driving sustainable change in diversity, equity and inclusion (DEI)**; and **providing $5.5 million in support for our communities**, primarily through the Avery Dennison Foundation (ADF).

With these strategies in mind, our near-term priorities are to deliver on our high-value growth initiatives; achieve our financial objectives for the first half of the year; deepen our ecosystem engagement and expand our M&A pipeline; accelerate sustainability-related and digital innovation; and expand organizational capability in both Materials and Solutions.

PERFORMANCE HIGHLIGHTS

2023 Performance

Although a lower demand environment driven primarily by significant inventory destocking downstream from our company led to a challenging 2023, we delivered sequential improvement each quarter during the year and continued advancement in key growth areas such as Intelligent Labels. Market conditions were significantly worse than we initially anticipated, which resulted in our not realizing our annual performance expectations. Demonstrating strength and resiliency, we navigated the challenging environment, protecting margins; improving service for our customers; deepening our insights into the drivers of demand and inventory throughout our value chain; continuing to shift our product portfolio toward high-value categories, particularly Intelligent Labels; and generating strong cash flow. **By leveraging our core strengths of productivity, cost management and capital stewardship and expanding our potential in intelligent label solutions, we mitigated the impact of the lower volume environment on our bottom line.**

Key financial results for the year are shown below.

- **Net sales of $8.4 billion,** down 7.5% from $9.0 billion in 2022, reflecting lower volume primarily as a result of inventory destocking
- Excluding the impact of currency, sales declined 6.9%
- **Reported earnings per share (EPS) decreased from $9.21 in 2022 to $6.20 in 2023**
- Adjusted EPS decreased 13.7% from $9.15 to $7.90, primarily reflecting lower volume, partially offset by productivity and restructuring actions
- With **net cash provided by operating activities of $826.0 million**, delivered adjusted free cash flow of $591.9 million; adjusted free cash flow conversion, meaning the proportion of net income we were able to convert to cash, was more than 100%
- On **net income of $503.0 million**, achieved return on total capital (ROTC) of 12.4%



NET SALES
SALES CHANGE EX. CURRENCY
($M)
$8,408
18.6%
$9,039
13.1%
$8,364
(6.9)%
2021
2022
2023
REPORTED EPS
ADJUSTED EPS
$8.83
$8.91
$9.21
$9.15
$6.20
$7.90
2021
2022
2023
NET CASH PROVIDED BY OPERATING ACTIVITIES
ADJUSTED FREE CASH FLOW
($M)
$1,046.8
$797.7
$961.0
$667.3
$826.0
$591.9
2021
2022
2023

Sales change excluding the impact of currency (sales change ex. currency), adjusted EPS, adjusted free cash flow and ROTC – as well as organic sales change, adjusted earnings before interest, taxes depreciation and amortization (EBITDA) and adjusted EBITDA margin, which are used later in this proxy statement – are supplemental non-GAAP financial measures that we use internally and provide to assist investors in assessing our performance, operating trends and liquidity. These measures are defined, qualified and reconciled from generally accepted accounting principles in the United States of America (GAAP) in Appendix A of this proxy statement. These non-GAAP financial measures are not a substitute for or superior to the comparable financial measures under GAAP.

The fundamentals of our business shown below continue to provide us with significant competitive advantage.

- We are exposed to diverse and growing end markets, with catalysts for long-term growth
- We are industry leaders in our primary businesses, with strength in scale and innovation
- We have a clear set of strategies that have been key to our success over the long term across a wide range of business cycles
- We are uniquely positioned to connect the physical and digital to help address some of the most complex problems facing the industries we serve

Progress Toward 2025 Financial Targets

In March 2021, we announced financial targets through 2025. Given the challenges we experienced in 2023, our progress toward these long-term targets slowed during the year; however, we expect significant progress in 2024 as label and apparel markets rebound and growth in our Intelligent Labels business accelerates. **We believe that our strategies, together with our team's ability to execute in various environments, will allow us to continue generating long-term value creation through a balance of GDP+ growth and strong returns, as we unlock significant growth opportunities and our core businesses rebound.**

In 2021-2023, on a three-year compound annual basis (with 2020 as the base period), GAAP reported net sales increased by 6.3%, while GAAP operating income, net income and EPS decreased by 1.1%, 3.3% and 2.1%, respectively. GAAP reported operating margin in 2023 was 9.4%.

	2021-2025 Targets	2021-2023 Results(1)
Sales Change Ex. Currency(2)	5%+	7.7%
Adjusted EBITDA Growth(2)(3)	6.5%	5.7%
Adjusted EBITDA Margin	16%+ in 2025	15.1% in 2023
Adjusted EPS Growth(2)	10%	3.6%
ROTC	18%+	12.4% in 2023

(1) Results for non-GAAP measures are reconciled from GAAP in Appendix A of this proxy statement.
(2) Percentages for targets reflect five-year compound annual growth rates, with 2020 as the base period. Percentages for results reflect three-year compound annual growth rates, with 2020 as the base period.
(3) Although adjusted EBITDA growth was not one of our original financial targets, it was implied by our sales change ex. currency and adjusted EBITDA margin targets. The foreign currency translation impact to EBITDA was a benefit of approximately $38 million in 2021 and a headwind of approximately $81 million and $20 million in 2022 and 2023, respectively.

Effective Capital Allocation

We have invested in our businesses to support organic growth and acquired companies that expand our capabilities in high-value product categories, increase our pace of innovation and advance our sustainability priorities. Our fixed and IT capital spending in 2023 of $285.1 million was comparable to 2022, reflecting our continued investment in high-value categories, particularly our Intelligent Labels business. **During the year, we acquired Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries; LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments; and Silver Crystal Group ("Silver Crystal"), a Canada-based provider of sports apparel customizations and application solutions across in-venue, direct-to-business and e-commerce platforms**; together, these acquisitions expand the external embellishments portfolio in our Solutions Group. We also made one venture investment in a company developing technological solutions that we believe have the potential to advance our strategies.

In 2023, we paid $256.7 million in dividends of $3.18 per share and repurchased 0.8 million shares of our common stock. **We raised our quarterly dividend rate by ~8% in April 2023.**

As shown below, **over the last five years, we have deployed over $2 billion to acquisitions (including venture investments) and returned over $2 billion to stockholders in dividends and share repurchases**.



ACQUISITIONS
($M)
$6.5
$350.4
$1,477.6
$39.5
$224.9
2019
2020
2021
2022
2023



DIVIDENDS
($M)
$189.7
$196.8
$220.6
$238.9
$256.7
2019
2020
2021
2022
2023



SHARE REPURCHASES
($M)
$237.7
$104.3
$180.9
$379.5
$137.5
2019
2020
2021
2022
2023

Longer-Term Total Stockholder Return (TSR) Outperformance

Our TSR in 2023 was modestly below the TSR of the S&P 500 Index and the S&P 500 Industrials Index and modestly above the Dow Jones U.S. Container & Packaging Index, three comparator groups we use to assess our relative performance. In 2023, we disaggregated our market basket comparator group used in previous years into the S&P 500 Industrials Index and the Dow Jones U.S. Container & Packaging Index, of which we are a member. We believe this presentation provides greater clarity on our relative performance, reflecting it in a manner more consistent with the methodology used by peer companies.

We believe that our longer-term TSR is a more meaningful measure than our one-year TSR, which can be impacted by short-term market volatility unrelated to our performance. **Our five-year cumulative TSR significantly outperformed all three of these comparator groups.**



5-YEAR CUMULATIVE TSR
150%
120%
90%
60%
30%
0%
2018
2019
2020
2021
2022
2023
145%
107%
94%
53%
AVY
S&P 500 Index
S&P 500 Industrials Index
Dow Jones U.S. Container & Packaging Index

1-, 3- AND 5-YEAR TSR

	AVY	S&P 500 Index	S&P 500 Industrials Index	Dow Jones U.S. Container & Packaging Index
2019	49%	31%	29%	29%
2020	21%	18%	11%	21%
2021	41%	29%	21%	11%
2022	(15)%	(18)%	(5)%	(18)%
2023	**14%**	**26%**	**18%**	**8%**
3-Year TSR	**37%**	**33%**	**35%**	**(2)%**
5-Year TSR	**145%**	**107%**	**94%**	**53%**

LEADERSHIP TRANSITION

EXECUTIVE CHAIRMAN



Mitch Butier

PRESIDENT/CEO



Deon Stander

In May 2023, Mitch Butier announced his decision to step down as our CEO. Our Board elected Mr. Butier as Executive Chairman effective September 1, 2023 to ensure a smooth transition by providing counsel and guidance to our new CEO, noting that, **during his tenure as CEO, our company delivered superior performance while creating even greater future potential, accelerated growth and expanded margins, and advanced our sustainability priorities**.

Our Board has a well-established CEO succession planning process that is part of its broader ongoing leadership succession planning. Reflecting a thoughtful succession process, in May 2023 our Board elected Deon Stander as President/CEO, effective September 1, 2023. Mr. Stander had been our President/Chief Operating Officer (COO) since March 2022, after having served as Vice President/General Manager of our business now known as Solutions Group since June 2015. **Having evaluated his attributes, experiences and strengths as a leader during multiple discussions over the preceding 18-24 months, our Board determined that Mr. Stander, who has served in a number of leadership roles across the globe with increasing responsibility and impact during his 20-year career with our company, was the right individual to lead our company into the future.** Mr. Stander has a proven track record, including leading the transformation of our Solutions business and helping accelerate growth in Intelligent Labels.

In connection with their transitions to these respective roles, giving consideration to the advice of its independent compensation consultant, WTW, our Board's Talent and Compensation Committee (the "Compensation Committee") made the decisions described below related to the compensation of Messrs. Stander and Butier.

- For Mr. Stander, increased his annual base salary from $700,000 to $1.1 million and his target Annual Incentive Plan (AIP) opportunity from 75% to 135% of base salary, in each case effective September 1, 2023. The Compensation Committee preliminarily aligned to increase his target long-term incentive (LTI) opportunity from 300% to 550% of base salary, effective with the annual LTI award on March 1, 2024, subject to its review of market pay for similar roles at that time. In addition, the Compensation Committee approved a special promotion award of stock options on September 1, 2023 with a grant date fair value of approximately $3 million, 50% of which vests on each of the third and fourth anniversaries of the grant date, in each case subject to his continued service.
- For Mr. Butier, reduced his annual base salary from $1.3 million to $1 million and his target AIP opportunity from 160% to 120% of base salary, in each case effective September 1, 2023. He received no special LTI award in connection with his role change.

2024 DIRECTOR NOMINEES (ITEM 1)

As previously disclosed, in February 2024, Julia Stewart notified our Board of her intention not to stand for reelection at the Annual Meeting. As a result, her membership on our Board will end on the date of the Annual Meeting.

Board Performance Highlights

Our Board provides strong oversight of our management team and company, with highlights of its accomplishments in recent years described below.

- Supported management in navigating our response to the pandemic, including related labor, freight and inflationary challenges, in 2020 and 2021; pandemic-related challenges in China, the Russia-Ukraine war, supply chain disruptions, sizable currency movements and inflationary pressures in 2022; and lower demand driven primarily by downstream inventory destocking in 2023
- Oversaw management's consistent execution of our strategies, delivering performance that exceeded our 2021 financial targets and progressed us toward achieving our 2025 financial targets, as well as 2019-2023 TSR of 145%, significantly outperforming the S&P 500 Index, S&P 500 Industrials Index and Dow Jones U.S. Container & Packaging Index
- Supported management in evaluating synergistic acquisition targets, resulting in 15 companies becoming part of our portfolio, adding new capabilities, expanding our position in high-value product categories and enhancing our opportunities in the marketplace
- Implemented thoughtful Board refreshment and director succession planning to ensure we maintain a high-caliber Board; mitigate the potential impact of concentrated mandatory retirements given the closeness in age of many of our directors; and further enhance overall Board diversity, leading to the appointment of three new independent directors in the last 18 months, two of whom increased the gender and/or ethnic diversity on our Board
- Conducted regular executive succession planning, resulting in experienced leaders promoted to more senior positions, including our new CEO and Solutions Group President, each appointed in 2023
- Sharpened focus on advancing our sustainability agenda, with continuous progress toward achieving our 2025 sustainability goals and more ambitious 2030 goals, as well as enhanced sustainability reporting

Matrix of Director Nominee Skills, Qualifications and Demographic Backgrounds

Our director nominees bring a balance of skills, qualifications and demographic backgrounds to their roles in providing oversight of our company, as shown by individual in the matrix below. **This matrix, which has been revised and expanded from previous years to, among other things, specify key areas of industry and functional experience or expertise, reflects additional information we solicited from directors in our year-end 2023 questionnaire**.

As part of its ongoing director succession planning process, the Governance Committee regularly discussed and reported to our Board during 2023 on the skills, qualifications and demographic backgrounds desirable for our Board to best serve the needs of our company. As part of this process, the Governance Committee initiated a search for new directors with retail/consumer packaged goods (CPG) or finance expertise, which led to the appointment of Maria Fernanda Mejia to our Board in February 2024. The search for an independent director with finance expertise continues and is expected to conclude in the coming months.

DIRECTOR NOMINEE MATRIX

	A. LOPEZ	B. ALFORD	D. STANDER	F. REVERBERI	K. HICKS	M. F. MEJIA	M. SULLIVAN	M. BUTIER	P. SIEWERT	W. WAGNER
Initial Criteria										
Independent[1]	✓	✓		✓	✓	✓	✓		✓	✓
Public Company Leadership Exp.[2]	✓		✓		✓		✓	✓		✓
Public Company Board Exp.[3]		✓			✓	✓			✓	✓
Industry Experience[4]										
Digital/Technology			●		● (gray)		●	●		● (red)
Retail		● (gray)	● (gray)		● (red)	● (gray)		● (gray)	● (gray)	
Consumer Goods		● (red)			●	● (red)			● (red)	●
Packaging	● (red)	●	● (red)	● (gray)	●	●		● (red)	● (gray)	
Materials Science	●		●	● (red)			●	●	●	
Industrial Goods	●		●	●			● (red)	●	●	
Functional Experience[4]										
Finance	●	●	●	● (gray)	●	● (gray)	●	● (red)	● (red)	●
Marketing	●	● (red)	●	●	● (red)	● (red)	●	●	●	● (red)
M&A	●	●	●		●	● (gray)	●	●	● (red)	●
Environmental Sustainability	● (red)		● (red)	● (red)	●	●	●	● (red)	● (gray)	
Cybersecurity	●		●		●		●	●	● (gray)	● (red)
Science/Engineering/R&D	●	●	●	● (red)		●	● (red)	●	●	●
Demographic Background[5]										
Tenure (years as of YE 2023)	6 ¾	13 ¾	<1	¾	16 ½	–	10 ¾	7 ¾	18 ¾	1 ¼
Gender										
Woman				✓		✓	✓			
Man	✓	✓	✓		✓			✓	✓	✓
Non-Binary										
Age	61	67	55	52	71	60	67	52	68	57
Mandatory Retirement Year	2035	2029	2041	2044	2025	2036	2029	2044	2028	2039
Race/Ethnicity										
Black or African American										
Hispanic or Latino	✓					✓				
White	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Asian (including South Asian)										
Native Hawaiian or Pacific Islander										
Native American or Alaska Native					✓					
LGBTQ+										
Veteran					✓					
Works/Worked Outside U.S.	✓	✓	✓	✓		✓		✓	✓	

(1) Determined by our Board as independent under NYSE listing standards.
(2) Service as U.S. public company CEO, COO and/or CFO.
(3) Prior or concurrent service on another U.S. public company board excluding companies at which individual served or serves as CEO, COO and/or CFO.
(4) Key for industry and functional experience:
- ● (red) Technical expertise – Direct management experience or subject matter expertise during professional career.
- ● Supervisory experience – Supervisory management experience during professional career.
- ● (gray) Substantial knowledge – Knowledge from serving on board of another U.S. public company and/or gained from investment banking or private equity experience.

(5) Classifications for gender, race/ethnicity, LGBTQ+, veteran and works/worked outside the U.S. based on directors' responses to questionnaire.

Board Governance Highlights

Highlights of our governance program are shown below.

Stockholder Rights	✓ Market-standard proxy access ✓ If Item 3 is approved at Annual Meeting, stockholders will have the right to request that we call special meetings of stockholders at 25% ownership threshold ✓ No supermajority voting requirements ✓ No poison pill ✓ No exclusive forum or fee-shifting bylaws
Board Governance	✓ Annual election of directors ✓ Majority voting in director elections ✓ Single class of outstanding voting stock ✓ Director nominees 80% independent ✓ Robust Lead Independent Director role ✓ Regular director succession planning and paced Board refreshment, including four new directors appointed within last 18 months ✓ Continuous executive succession planning and leadership development ✓ Annual Board/Committee evaluations and individual director feedback process ✓ Mandatory director retirement policy at age 72 with no exemptions or waivers allowed or granted ✓ Best practice Governance Guidelines ✓ Strong Board and Committee governance ✓ Direct access to management and experts

SUSTAINABILITY

We have been consistently focused on advancing our sustainability agenda by establishing our priorities, setting ambitious goals and making consistent progress toward their achievement. **Our sustainability progress reflects the leadership of our management team and the engagement and oversight of our Board, as well as the commitment and passion of our team members worldwide.**

Sustainability Governance

We believe that strong sustainability governance ensures consistency and accuracy of information we use to provide transparency to our stakeholders. Our governance structure is shown below.


SUSTAINABILITY GOVERNANCE STRUCTURE
Board of Directors
Board Oversight
Governance Committee
Compensation Committee
Quarterly Governance and Performance Monitoring
Company Leadership Team
2030 Goals Accountability and Functional Support
Global Environmental Sustainability Lead
Global DEI/ Community Lead
Strategy, Priority and Policy Development
Sustainability Council
ESG Program Management Office
Global and Regional DEI Councils
Management of Sustainability Goal Accountability; Business Team Execution
Business and Functional Outcome Teams
Enterprise Material Topic/Data Owners
Business and Functional DEI Teams

Sustainability Data and Reporting

We continue to refine and expand the sustainability data we disclose, which has provided our stakeholders with regular insight into our progress. Our sustainability data is indexed to the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) frameworks to facilitate comparability of our results with those of other companies. We partnered with a third-party expert to assess our disclosures against the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) regarding the information that companies should disclose to allow their stakeholders to assess and price their climate-related risks and have developed a plan to align with TCFD requirements. We also report to Carbon Disclosure Project (CDP) Climate, Water and Forests and support the growing adoption of International Sustainability Standards Board (ISSB) standards. **We plan to assess our reporting against ISSB standards, and other disclosures that incorporate those standards, as part of our ongoing sustainability reporting transparency efforts.**

Our sustainability teams assess our reporting in accordance with external frameworks; engage with environmental, social and governance (ESG) rating agencies; manage our data collection and reporting processes; establish and monitor assurance guidance and controls; and approve reports, data and information. In addition, we engage an **independent third party to validate our energy and greenhouse gas (GHG) emissions data.** Having aligned with the Audit Committee to ensure Board oversight of sustainability governance, our reporting processes ensure **data owner sign-off, Sustainability Disclosure Committee review and senior management approval** prior to publication.

Our March 2024 ESG Download, being made available on our website at esg.averydennison.com on or before the filing of our definitive proxy statement, reflects our focus and progress on sustainability and governance matters. It includes ~140 metrics covering our policies, goals, strategies, risks, outcomes and certifications. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

Sustainability Progress

Sustainability is one of our core values and has long been integral to our way of doing business. **To create value for all our stakeholders, we are advancing our sustainability strategic innovation platform focused, among other things, on material circularity and waste reduction/elimination; building a more diverse workforce and inclusive and equitable culture; maintaining operations that promote health and safety; and supporting our communities.** Integrating sustainability into our business strategies has helped us engage employees at all levels to deliver sustained progress.

In the first eight years of the 10-year horizon for our 2025 sustainability goals, we have made substantial progress, including exceeding our goal for cumulative GHG emissions reduction, as shown in the scorecard below. You can find additional information on our sustainability progress in our 2023 Integrated Report being furnished to the Securities and Exchange Commission (SEC) prior to the distribution of our proxy materials, as well as in our March 2024 ESG Download.

2023 SCORECARD OF PROGRESS TOWARD 2025 SUSTAINABILITY GOALS

	Goal(s)	Baseline Year	Highlights of Progress
Greenhouse Gas Emissions (GHG)	Achieve at least 3% absolute reduction year-over-year and at least 26% cumulative reduction by 2025	2015	Reduced GHG emissions by additional ~7% in 12 months through Q3 2023, our most recently available data, compared to same period in prior year and by ~63% cumulatively through Q3 2023 compared to baseline year
Paper	Source 100% certified paper, of which at least 70% is Forest Stewardship Council®-certified	2015	Of total volume of paper procured in 2023, ~96% was certified, with ~79% of face stock Forest Stewardship Council®-certified
Films	70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	~97% of 2023 film volume conformed to Materials Group's Restricted Substance List (RSL)
Chemicals	70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	~96% of 2023 chemical volume conformed to Materials Group's RSL
Products and Solutions	Derive 70% of revenues from sustainability-driven products (as defined by our Sustainable ADvantage criteria)	2015	~67% of Materials Group (based only on Label and Graphic Materials) and ~64% of Solutions Group (based only on Apparel Solutions) sales in 2023 came from sustainability-driven products that are responsibly sourced, enable recyclability, contain recycled content or use less material
Waste	Be 95% landfill-free, with at least 75% of our waste reused, repurposed or recycled	2015	Diverted ~93% of solid waste from landfills and recycled ~64% of waste as of Q3 2023, our most recently available data
People	Continue to cultivate diverse (40%+ female at level of manager and above), engaged, safe (recordable incident rate (RIR) of <0.25), productive and healthy workforce Maintain world-class safety and employee engagement scores	2015	Increased female representation at level of manager and above by ~4% from baseline year, reaching ~36% at YE 2023 Continued world-class safety record, with RIR of 0.22 in 2023, substantially better than manufacturing industry average of 3.2 in 2022 (most recently available data) Employee engagement of ~80%* in 2023
Transparency	Commit to goals publicly and be transparent in reporting progress	N/A	Continued enhancing sustainability transparency with more comprehensive reporting, including in our Integrated Reports, proxy statements and ESG Downloads

* Data reflects change in engagement survey platform and methodology.

After completing our biannual materiality assessment in 2020 to prioritize the most significant environmental and social sustainability challenges then facing our company and our stakeholders, we established an additional set of sustainability goals that we are aiming to achieve by 2030. Within these goals, we have specific targets. In 2022, we completed an enhanced materiality assessment, which included an updated mapping of our sustainability priorities throughout our value chain. This process included interviews with internal and external stakeholders such as members of management, customers and non-governmental organizations (NGOs), as well as industry analysis. The topics that ranked highest in the assessment also offer substantial value-creation opportunities for our company and customers. **The most material topics identified in our 2022 materiality assessment – transition to a circular economy, advanced technologies and innovation, climate change, GHG emissions and reduction, supply chain, fair and inclusive marketplace, materials management and operational waste – are all reflected in our 2030 sustainability goals and targets.** Our progress toward our 2030 goals through 2023 is shown below.

2023 SCORECARD OF PROGRESS TOWARD 2030 SUSTAINABILITY GOALS

Goal	Targets	Baseline Year	Highlights of Progress
Deliver innovations that advance the circular economy	Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions		
	Solutions Group: 100% of our core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our Sustainable ADvantage standard	N/A	~75% (based only on Apparel Solutions)
	Materials Group: 100% of our standard label products will contain recycled or renewable content; all of our regions will have labels that enable circularity of plastics	N/A	~61% (based only on Label and Graphic Materials)
Reduce the environmental impact in our operations and supply chain	Reduce our Scope 1 and 2 GHG emissions by 70% from our 2015 baseline. Work with our supply chain to reduce our 2018 baseline Scope 3 GHG emissions by 30%, with an ambition of net zero by 2050	N/A	Scope 1 and 2: ~63%; as of Q3 2023, our most recently available data Scope 3: Prior-year calculations publicly available in our most recent CDP Climate response*
	Source 100% of paper fiber from certified sources focused on a deforestation-free future	2015	~96% certified
	Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery	2015	~89% landfill-free ~64% recycled
	Deliver a 15% increase in water efficiency at our sites that are located in high- or extremely high-risk countries as identified in the World Resources Institute Aqueduct Tool	N/A	~9% as of Q3 2023
Make a positive social impact by enhancing the livelihood of our people and communities	Foster an engaged team and an inclusive workplace • Inclusion Index: 85% • Employee Engagement: 82% • Females in manager level or above positions: 40% • Safety: RIR of 0.20	2015	~76%** (N/A in 2015) ~80%** (from 80%) ~36% (from 32%) 0.22 (from 0.31)
	Support the participation of our employees in ADF grants and foster the well-being of the communities in which we and our supply chain operate • 85% of countries in which we operate receive ADF grants • 50% of all ADF grants incorporate volunteerism	N/A	Made ADF grants in ~72% of countries in which we operate 95% of grants incorporated employee volunteerism

* Our Scope 3 GHG emissions reporting is currently spend-based and fluctuates with market trends and inflation.

** Data reflects change in engagement survey platform and methodology.

PEOPLE AND CULTURE

Our employee experience depends on our culture, technology and work environment, whether in an office, remote or hybrid. To enhance this experience, **we have advanced our professional-level onboarding and expanded digital access for our manufacturing and remote employees; enabled the continuous growth of our employee resource groups (ERGs), which are open to all employees; further enhanced flexible work arrangements; provided more targeted talent development programming; and matured our enterprise leader development program.**

We have continued annually evaluating pay equity, making adjustments where appropriate. In 2023, we reviewed pay equity (considering total base and annual incentive compensation) with respect to gender for all non-manufacturing employees globally, as well as all manufacturing employees in the U.S. and certain other countries, and with respect to race/ethnicity for all U.S. employees. Our teams engaged with company leadership on our pay equity/transparency priorities and **implemented several advancements, such as including employees from recently integrated acquisitions in our population data, expanding our analysis to include long-term incentives for director-level and above employees, and fine-tuning our analytic model in certain regions to reflect their unique circumstances.** We also enhanced pay transparency to comply with evolving laws and regulations.

Diversity is one of our core values, reflecting our commitment to ensuring an inclusive and equitable environment for people of all backgrounds. It is our belief that we gain strength from diverse ideas and teams. Our DEI efforts are intended to foster an environment where our employees can grow and be increasingly productive and innovative, enhancing our reputation as a great place to work and allowing us to attract and retain talent for the benefit of our stakeholders. We hold ourselves accountable for our DEI progress in our 2030 sustainability goals. Over the past several years, we have significantly advanced our DEI journey, as shown below. Our 2023 EEO-1 statistics, which reflect the voluntary self-identification by our U.S. employees, can be found in our March 2024 ESG Download.

HIGHLIGHTS OF DEI JOURNEY

Period	Highlights
2015	• Established goal of 40%+ female at manager level and above • Employees established first ERG
2016-2020	• Added Diversity as one of our company values • Established Regional DEI Councils • Launched and expanded gender pay equity review and began evaluating U.S. racial/ethnic pay equity, in each case making adjustments where appropriate • Began requiring gender-diverse hiring slates globally • Conducted unconscious bias training for managers globally • Added inclusion index to annual employee engagement survey • Expanded flexible work arrangements • Initiated Women.Empowered development program • Joined CEO Action for Diversity & Inclusion • Employees established several new ERGs, including for women and Black/African American, LGBTQ+ and Latinx employees
2021	• Formalized DEI strategy with four global pillars and supporting regional focus areas • Established DEI infrastructure with global leader and dedicated regional resources • Further enhanced pay equity review with third-party analysis of U.S. racial/ethnic data • Began annually publishing EEO-1 statistics • Reached milestone of 20+ ERGs, which are open to all our employees • Implemented more equitable benefits for LGBTQ+ employees and their families
2022-2023	• Made additional progress in female manager+ representation; on track to reach 40% by 2026 • Improved global female employee engagement and maintained rate of female departures in manager+ positions despite competitive talent market • Grew ERG membership globally by 30%+ • Launched AD Advocate, pairing executives to sponsor and mentor top diverse talent • Implemented new employee engagement survey, providing expanded set of questions more reflective of market best practices, enhanced comparability with peers, improved analytics and pulse survey capability • Completed foundational work focused on DEI strategic pillars of women leaders, fairness manufacturing, inclusion and underrepresented groups (from hiring to development and career growth)

In 2024, we plan to maintain our focus on fair and transparent talent practices and standards, equitable access to opportunities for career growth and development, and manufacturing team communication and camaraderie.

STOCKHOLDER ENGAGEMENT

In addition to our ongoing investor relations program through which our CEO, Chief Financial Officer (CFO), business leaders and Investor Relations team engage with our investors throughout the year, for over a decade, we have semiannually engaged with stockholders to solicit feedback on our strategies, executive compensation and sustainability progress, offering to include directors as participants in scheduled meetings. **The objectives of this program are to maintain regular and thoughtful engagement to directly obtain investor feedback; continue to strengthen our relationships with key investors; and gather perspectives on our sustainability and governance profile to identify potential improvement opportunities.** Our Board and management believe that ongoing stockholder engagement fosters a deeper understanding of evolving investor expectations and helps ensure we continue to reflect best practices.

2023 Engagement Results


2023 ENGAGEMENT RESULTS*
Outreach
Conversations
In 2023, we contacted our top 35 investors in proxy season and the off-season. Board members, in particular our Lead Independent Director (LID), and management were made available to answer questions and discuss matters of investor interest. **We engaged with every stockholder who requested a meeting or accepted our invitation to meet, and our Lead Independent Director led the majority of our off-season engagements.**
65%
40%
LID-led

* Based on percentage of shares outstanding.

We discussed the results and feedback from our 2023 engagement regarding executive compensation and social sustainability with the Compensation Committee and regarding governance and environmental sustainability with our Board's Governance Committee. We also shared highlights with our Board to supplement the reports from those Committee Chairs.

In February 2024, giving consideration to the feedback we received from investors during our 2023 engagements, our Board approved, subject to stockholder approval at the Annual Meeting, a Certificate of Amendment to our Amended and Restated Articles of Incorporation to provide that stockholders holding 25% of our outstanding common stock have the right to request that we call special meetings of stockholders.

2023 Engagement Feedback

We discussed our leadership transition in all off-season engagements, with investors interested to learn about our Board's executive succession planning process, engagement with the CEO successor in and outside the boardroom, and strategic rationale for determining Mr. Stander to be the right individual to guide our company in the next phase of its journey. Stockholders also sought to understand the role, responsibilities and anticipated tenure of our Executive Chairman.

Governance Feedback

Our 2023 engagements provided feedback on the governance matters described below.

- **Board composition**, including the appropriateness of the balance of skills, qualifications, demographic backgrounds and tenure distribution on our Board given our evolving strategies
- **Board refreshment and diversity**, including our director succession planning process to ensure a robust pipeline of potential new directors, the rationale for recent director appointments and our Governance Committee's search for new directors with retail/CPG or finance expertise
- **Board leadership structure**, including our rationale for maintaining a non-independent Chairman complemented by a proactive and engaged Lead Independent Director
- Our **stockholder rights** profile, particularly the inability of our stockholders to request that we call special meetings of stockholders

Environmental Sustainability Feedback

Environmental sustainability was a significant area of focus for the stockholders with which we engaged. **Investors uniformly commended our sustainability transparency in the disclosures contained in our Integrated Reports, proxy statements and ESG Downloads.** During our conversations, we primarily discussed the matters described below.

- Our **progress against our 2025 and 2030 sustainability goals**, including our substantial achievement of the former set of goals and whether adjustments would be made to the original goals or would be reflected in our next set of sustainability goals
- Our **current focus areas**, including goal attainment, actions to address increasing regulatory requirements, improved transparency and ESG ratings agency engagement, and approach to materiality
- Our **efforts to reduce Scope 3 GHG emissions**, including our investment in internal infrastructure with dedicated procurement resources in each of our business segments; partnership with CDP Supply Chain to optimize engagement with our customers; and measurement methodology, including our potential transition from spend-based to materials-based measurement of these emissions
- Our 2025 **goal related to 70% sustainability-driven products**, including our criteria for designation as sustainability-driven and our shift from our goals for 2025 focused on our products to our goals for 2030 focused on what our products enable for our customers and end users
- Our **efforts toward aligning with TCFD requirements**, including our assessment with a third-party expert to understand our physical and transactional risks and our plans to incorporate TCFD into our enterprise risk management (ERM) and long-term strategic planning processes
- Our **net zero ambition**, including internal strategy development, the impact of our progress reducing Scope 1 and Scope 2 GHG emissions, and our dependence on other parties to reduce Scope 3 GHG emissions

Executive Compensation and Social Sustainability Feedback

The primary focus areas during our 2023 engagements were our leadership transition, Board refreshment and governance profile; executive compensation and social sustainability were not significant topics of discussion. Stockholders did express interest in the **impacts of our leadership transition on executive compensation**, including the compensation of our new CEO and our Executive Chairman, as well as any additional incentives provided to senior leaders in connection with the transition. Investors continued to want to learn more about the ways in which we incent our leaders to progress toward achieving our sustainability goals.

Engagement Process

Robust and Ongoing Stockholder Engagement

YEAR-ROUND ENGAGEMENT PROCESS		
Proxy Season Engagement	Off-Season Engagement	Board/Committee Discussions
Offer meetings to top 35 investors with independent members of Board and/or management to discuss items being brought before stockholder vote; discuss preliminary Annual Meeting vote results with Board	**Contact top 35 investors to seek meetings with our** Lead Independent Director and management **to discuss our strategies, Board, executive compensation, sustainability and governance**	**Report on process, results and feedback from engagement** to senior management and Board; consider whether any program changes are advisable and reflect feedback in next year's proxy materials

APPROVAL OF EXECUTIVE COMPENSATION (ITEM 2)

The Compensation Committee oversees our executive compensation program, which is designed to deliver pay for performance, with realized compensation dependent on our achievement of challenging annual financial targets and longer-term value creation objectives that advance the interests of our stockholders.

Executive Compensation Program

The substantial majority of Named Executive Officer (NEO) target total direct compensation (TDC) is performance based, meaning that our executives ultimately may not realize the value of at-risk components if we fail to achieve the designated performance objectives. The Compensation Committee approves the target TDC of our NEOs to incent strong operational and financial performance and stockholder value creation. The mix and elements of NEO target TDC are shown below.



ANNUALIZED TARGET TDC MIX
2023 TARGET TDC MIX
87% at Risk
CEO*
Salary 13%
AIP Award 17%
PUs 35%
MSUs 35%
69% at Risk
Avg. of Other NEOs**
Salary 31%
AIP Award 19%
PUs 25%
MSUs 25%

* Mr. Stander's annualized target TDC reflects his compensation package as CEO, excluding his special promotion award of stock options with a grant date fair value of approximately $3 million.

** Mr. Butier is excluded because his target 2023 TDC primarily reflected his compensation as CEO given the timing of our leadership transition. Francisco Melo's target TDC mix included in the average reflects his target TDC as President, Solutions Group.



ELEMENTS OF NEO TARGET TDC

		LTI Compensation	
		Corporate NEOs	**Solutions NEO**
Performance-Based	**Performance Units (PUs)**	• 50% of LTI with payout = 0% to 200% of target award • 3-year performance period - Company EVA[1] (50%) - Company Relative TSR[2] (50%)	• 50% of LTI with payout = 0% to 200% of target award • 3-year performance period - Solutions Group EVA (75%) - Company Relative TSR (25%)
		• Relative TSR payout capped at 100% if absolute TSR is negative	
	Market-leveraged Stock Units (MSUs)	• 50% of LTI with payout = 0% to 200% of target award • 100% Absolute TSR[3] • 1-, 2-, 3- and 4-year performance periods	
		Annual Incentive Compensation	
	AIP Award[4]	Adjusted EPS 60%; Adjusted Free Cash Flow 20%; Adjusted Sales Growth 20%	Adjusted EPS 15%; Solutions Adjusted Free Cash Flow 40%; Solutions Adjusted Net Income 45%
		• Drives performance consistent with annual company or business financial goals • Individual performance modifier based on achievement against predetermined strategic and sustainability objectives (generally capped at 100% for NEOs)	
	Base Salary	• Annual fixed-cash compensation generally set around market median	

(1) Economic Value Added (EVA) is a measure of financial performance calculated by deducting the economic cost associated with the use of capital (weighted average cost of capital multiplied by average invested capital) from after-tax operating profit.

(2) Relative TSR compares our TSR to the TSR of companies in a peer group satisfying certain objective criteria described in the *Compensation Discussion and Analysis* section of this proxy statement.

(3) Absolute TSR measures the return that we provided our stockholders, including stock price appreciation and dividends paid (assuming reinvestment of dividends).

(4) AIP award for Mr. Melo reflects performance objectives and weightings for the nine months of the year he served as President, Solutions Group. He had different performance objectives and weightings for the three months of the year he served as SVP/GM, Avery Dennison Smartrac. His 2023 AIP award would have been prorated to reflect the respective performance objectives and weightings had not the payout been zero.

Pay for Performance

In the graph below, CEO compensation for 2019 through 2022 reflects Mr. Butier's compensation as reported in our Summary Compensation Tables for those years and, for 2023, Mr. Stander's compensation as reported in our 2023 Summary Compensation Table. Our CEO pay has generally reflected our cumulative TSR except that Mr. Stander's pay in 2023 was substantially lower than prior-year amounts for Mr. Butier because it primarily reflected his compensation as COO, which was significantly lower than Mr. Butier's as CEO, as well as his special award of stock options with a grant date fair value of approximately $3 million granted in connection with his promotion to CEO. See the *Compensation Discussion and Analysis* section of this proxy statement for more information.



FIVE-YEAR CEO PAY AND CUMULATIVE TSR
145%
$8.5
$8.7
$12.4
$9.1
$6.1
YE 2018
2019
2020
2021
2022
2023
CEO transition (9/1/23)
CEO Pay ($M)
TSR (%)

Executive Compensation Best Practices

As summarized below and described in further detail in the *Compensation Discussion and Analysis* section of this proxy statement, our executive compensation program aligns with our financial goals and business strategies and reflects best practices.

Pay for Performance	✓ 87% of CEO's annualized target TDC tied to company performance ✓ Rigorous stock ownership policy requires CEO and Executive Chairman each to own 6x respective base salary, 50%+ of which must be vested shares; does not count unvested PUs or stock options and only counts 50% of unvested MSUs at target
Compensation Best Practices	✓ Double-trigger equity vesting requires termination of employment after change of control ✓ YE 2023 three-year average burn rate of 0.50%, in line with 50th percentile of S&P 500 companies ✓ Compensation clawback policy for executive officers in event of accounting restatement; additional clawback policy applies to all AIP and LTI recipients ✓ Independent compensation consultant serves at direction of Compensation Committee ✓ Annual Compensation Committee evaluation and charter review ✓ Periodic strategic review of compensation program and assessment of compensation program features that mitigate excessive risk-taking ✓ Releases from liability and restrictive covenants for departing executives ✓ Compensation Committee review of NEO tally sheets reflecting all compensation components
	✓ No NEO employment contracts unless required by laws of home country ✓ No guaranteed AIP awards; 2023 NEO AIP awards based solely on financial performance ✓ No excise tax gross-ups on change of control severance benefits ✓ No tax gross-ups on perquisites ✓ No above-market interest rates for deferred compensation ✓ No re-pricing of stock options without stockholder approval ✓ No payout of MSU dividend equivalents unless and until awards vest ✓ No stock options awarded below fair market value ✓ No supplemental retirement benefits

APPROVAL OF CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (ITEM 3)

In February 2024, after giving consideration to the feedback we received from investors during our 2023 engagements and its review of market practices, upon the recommendation of the Governance Committee, our Board approved, subject to stockholder approval at the Annual Meeting, a Certificate of Amendment to our Amended and Restated Certificate of Incorporation (our "Charter") to provide that stockholders holding 25% of our outstanding common stock have the right to request that we call special meetings of stockholders. The amendment also removes out-of-date references to the declassification of our Board that had been fully implemented by April 2014, providing that directors shall be elected annually for one-year terms, consistent with our existing Charter and best practices.

RATIFICATION OF APPOINTMENT OF PwC (ITEM 4)

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for fiscal year 2024 and our Board is seeking stockholder ratification of the appointment. PwC is well-qualified to continue serving as our independent registered public accounting firm, has a deep understanding of our operations and accounting practices, and maintains rigorous procedures to ensure independence from our management and company, which are overseen by the Audit Committee.

The Audit Committee considered the qualifications, performance and independence of PwC, the quality of its discussions with PwC, and the fees charged by PwC for the scope and quality of services provided – as well as the firm's tenure as our independent auditor – and determined that the appointment of PwC for 2024 is in the best interest of our company and stockholders.

GOVERNANCE

The key features of our governance program are shown in the *Board Governance Highlights* section of the proxy summary. We encourage you to visit the investors section of our website under Corporate Governance, where you can view and download current versions of the documents shown below. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

- Charter
- Amended and Restated Bylaws (our "Bylaws")
- Corporate Governance Guidelines (our "Governance Guidelines")
- Charters for our Board's Audit Committee, Compensation Committee, Governance Committee and Finance Committee
- Code of Conduct
- Code of Ethics for the CEO and Senior Financial Officers
- Audit Committee Complaint Procedures for Accounting and Auditing Matters

You can request copies of these documents, without charge, by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

VALUES AND ETHICS

Code of Conduct, Talkabout Toolkits and Supplier Standards

Our Code of Conduct applies to all of our directors, officers and employees and reflects our values of Integrity, Courage, External Focus, Diversity, Sustainability, Innovation, Teamwork and Excellence. It includes messages from our CEO and Chief Compliance Officer; detailed information regarding higher risk areas such as anti-corruption/bribery, antitrust, conflicts of interest, insider trading, anti-harassment, and compliance with laws and regulations; and case studies to provide practical guidance on situations that raise complex ethical questions. The Code is available in 33 languages and our leaders affirm their commitment to complying with it when they first join our company and regularly thereafter as part of our compliance certification process described in the *Related Person Transactions* section of this proxy statement. **We plan to update our Code of Conduct in 2024 to refresh its current content and include new topics.**

We regularly train employees on the Code of Conduct topics in instructor-led sessions held in person or virtually; in 2023, we held ~230 of these sessions globally. We also deploy mandatory online training for our computer-based employees; in 2023 we launched one enterprise-wide and five regional courses using a targeted risk-based approach, with an average completion rate of ~97%. Our three "Talkabout" Toolkits (also available in 33 languages) that we develop each year empower managers to engage in meaningful discussions with their teams regarding topics from the Code of Conduct. These toolkits consist of presentation slides, which are supplemented by internal social media campaigns that allow our team members to engage with their colleagues across the globe around our values and ethics.

Our global supplier standards extend our commitment to our third-party service providers, establishing our expectation that they do business in an ethical manner.

Business Conduct GuideLine

Our Business Conduct GuideLine (the "GuideLine") is a whistleblower hotline available at all hours for employees or third parties to report potential violations of our Code of Conduct or applicable laws, anonymously if they so choose.

The GuideLine may currently be reached by (i) calling 800.461.9330 toll-free in the U.S., toll-free outside of the U.S. using the country-specific numbers found in our Code of Conduct, or +1.720.514.4400 direct with applicable charges from any location or (ii) visiting www.averydennison.com/guidelinereport. The GuideLine is operated by an independent third party and accepts reports in any language to accommodate the needs of our global workforce and customer/supplier base. Reports are investigated under the direction of our Chief Compliance Officer, in consultation with our law department and senior management and with Board oversight primarily by the Governance Committee and, for certain finance-related matters, also by the Audit Committee. We prohibit retaliation for good-faith reporting.

Code of Ethics

Our Code of Ethics requires that our CEO, CFO and Controller act professionally and ethically in fulfilling their responsibilities. Only the Audit Committee or the Governance Committee can amend or waive the provisions of our Code of Ethics, and any amendments or waivers must be posted promptly on our website or timely filed with the SEC on a Current Report on Form 8-K. We last amended our Code of Ethics in April 2014 and have made no exemptions or granted any waivers since its inception.

CODE OF ETHICS RESPONSIBILITIES

- Avoid actual or apparent conflicts of interest
- Ensure complete and accurate SEC filings
- Respect confidentiality of financial and other information
- Employ corporate assets responsibly
- Report Code of Ethics violations to Chair of Audit or Governance Committees

Supporting fulfillment of these responsibilities, our controllership and internal audit functions ensure that we maintain a robust internal control environment, with the leaders of these functions regularly reporting to, and periodically meeting in executive session with, the Audit Committee.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has adopted procedures for the confidential, anonymous submission of complaints related to accounting, accounting standards, internal accounting controls and audit practices.

These procedures relate to reports of (i) fraud or deliberate error in the preparation, evaluation, review or audit of our financial statements or other financial reports; (ii) fraud or deliberate error in the recording or maintenance of our financial records; (iii) deficiencies in, or noncompliance with, our internal accounting controls; (iv) misrepresentation or false statement regarding any matter contained in our financial records, statements or other reports; or (v) deviation from full and fair reporting of our financial condition. Any person, including third parties, may submit a good-faith complaint regarding accounting and auditing matters and employees may do so without fear of retaliation. The Audit Committee oversees these procedures, with investigations conducted under the direction of our internal audit department in consultation with our Corporate Secretary, Chief Legal Officer (CLO) and other members of senior management to the extent appropriate under the circumstances.

Stockholders and other interested parties interested in communicating regarding these matters may make a confidential, anonymous report by contacting the GuideLine or writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

STOCK OWNERSHIP POLICY

Our stock ownership policy requires that our (i) non-employee directors acquire and maintain minimum ownership in our company of $500,000, (ii) Executive Chairman and CEO acquire and maintain minimum ownership of 6x their base salary and (iii) Level 2 and Level 3 executives acquire and maintain minimum ownership of 3x and 2x their base salary, respectively. At least 50% of the applicable requirement must be held in vested shares.

The values of the following shares/units are considered in measuring compliance with our stock ownership policy: (i) shares beneficially owned or deemed to be beneficially owned, directly or indirectly, under U.S. securities laws; (ii) for officers, shares or units held in qualified and non-qualified employee benefit plans and 50% of the value of unvested MSUs at the target payout level; (iii) for non-employee directors, deferred stock units (DSUs); and (iv) for officers and non-employee directors, unvested restricted stock units (RSUs) subject to time-based vesting. Unvested stock options and PUs are not considered in measuring compliance. DSUs, which represent annual cash retainers deferred at a director’s election, are included as owned under the policy because they are earned upon receipt and would be paid out to a participating director upon his or her separation from our Board.

Until a non-employee director or officer achieves their minimum ownership requirement, they are required to retain any shares acquired, net of taxes, from the vesting of stock awards or exercise of stock options. Officers may not transact in company stock until they certify that they will remain in compliance with our stock ownership policy after giving effect to the transaction they plan to effectuate.

The Compensation Committee and the Governance Committee reviewed the stock ownership of our non-employee directors in December 2023 and February 2024, respectively. Both committees noted that – excluding the individuals appointed in 2022 and 2023 – **our then-serving non-employee directors had average ownership of 12x the minimum requirement,** aligning their interests with those of our stockholders and further incenting their focus on long-term value creation. **All current non-employee directors have exceeded the minimum ownership required by our policy, except for Mr. Wagner and Mses. Mejia and Reverberi, who have five years from the date of their respective Board appointments to reach that level.**

The Compensation Committee reviewed executive stock ownership in December 2023 and determined that, with the exception of our most recently appointed executive officer who has five years from the date of her appointment to reach her level, **our executive officers, including all NEOs, had achieved their minimum ownership requirement**. The compliance of our non-employee directors and NEOs with our stock ownership policy at year-end 2023 is shown below.

STOCK OWNERSHIP POLICY COMPLIANCE

	Minimum Requirement[1]	Ownership[2] as of YE 2023(#)	Requirement Multiple Achieved	Minimum Requirement Achieved
Non-Employee Directors[3]	$ 500,000			
Bradley Alford		47,454	17x	✓
Ken Hicks		46,233	17x	✓
Andres Lopez		4,865	1x	✓
Francesca Reverberi[4]		1,126	–	–
Patrick Siewert		18,226	6x	✓
Julia Stewart		54,603	20x	✓
Martha Sullivan		32,425	12x	✓
William Wagner[4]		1,481	–	–
Executive Chairman				
Mitchell Butier	$6,000,000	336,085	62x	✓
CEO				
Deon Stander	$6,600,000	61,861	10x	✓
Level 2 NEOs				
Gregory Lovins	$2,250,000	78,598	19x	✓
Francisco Melo[5]	$1,554,657	19,106	6x	✓
Level 3 NEOs				
Deena Baker-Nel	$ 980,000	13,259	5x	✓
Nicholas Colisto	$ 913,540	10,779	4x	✓

(1) Minimum requirements for Executive Chairman and CEO, Level 2 NEOs and Level 3 NEOs reflect 6x, 3x and 2x, respectively, of year-end 2023 base salary.

(2) Reflects shares/units considered in measuring compliance with our stock ownership policy based on the average closing price of our common stock from October 1 to December 31, 2023. All then-serving non-employee directors, other than Ms. Reverberi and Mr. Wagner, and NEOs were also in compliance with our 50% vested shares requirement at year-end 2023.

(3) Excludes Ms. Mejia who was appointed to our Board in February 2024.

(4) Ms. Reverberi and Mr. Wagner were appointed to our Board in February 2023 and October 2022, respectively, and have five years from their respective date of appointment to achieve the minimum ownership requirement.

(5) Amount for Mr. Melo was converted from euros using the average monthly exchange rate for December 2023.

INSIDER TRADING POLICY

Our insider trading policy prohibits directors, officers and employees from engaging in transactions in any type of security while in possession of material nonpublic information relating to the security or the issuer of the security in breach of a duty of trust or confidence, whether the issuer is our company or another company. In addition, (i) if they are in possession of material nonpublic information regarding any other publicly-traded company, including that of our suppliers, customers, competitors or potential acquisition targets, they may not trade in its securities until the information becomes public or is no longer material; (ii) they may not purchase or sell any security of any other company while in possession of material nonpublic information obtained in the course of their employment or service with our company; and (iii) they may not directly or indirectly communicate material nonpublic information to anyone outside or within our company other than on a need-to-know basis.

Officer/Director 10b5-1 Plans

Our insider trading policy contains specific requirements regarding contracts, plans or instructions to trade in our company's securities entered into in accordance with SEC Rule 10b5-1, including with respect to multiple plans and modifications or terminations of existing plans. We reserve the right to suspend, discontinue or otherwise prohibit transactions under a 10b5-1 trading plan if we determine that doing so is in the best interest of our company.

Limited Trading Windows

Our insider trading policy restricts trading in company stock by Board members, officers and director-level employees, or any other person designated by our Corporate Secretary, during blackout periods, which generally begin two weeks before the end of each fiscal quarter and end two business days after the issuance of our earnings release for the quarter. Additional blackout periods may be imposed with or without notice, as the circumstances require. All transactions in company stock must be precleared by our Corporate Secretary. Except for transactions under a previously established Rule 10b5-1 trading plan, if precleared individuals become aware of material nonpublic information or become subject to a blackout period before their transaction is effectuated, they may not complete the transaction even if they previously received preclearance.

Prohibitions on Certain Transactions

Our insider trading policy prohibits our directors, officers and employees from short-selling company stock; transacting in puts, calls or other derivative securities involving company stock; or purchasing financial instruments (such as prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of company stock. In addition, directors and officers are expressly prohibited from – and our non-officer employees are strongly discouraged from – pledging shares of our common stock as collateral for a loan, purchasing company securities on margin or placing company securities in a margin account.

To our knowledge based on our review of their written representations in our annual director and officer questionnaire, all of our Board members and executive officers complied with our insider trading policy during 2023 and none of them engaged in any transaction prohibited thereby.

ENVIRONMENTAL AND SOCIAL SUSTAINABILITY

Sustainability and Diversity are two of our core values, driving us to work within our company and across our value chain to address the environmental and social impacts of our products and practices.

We aim to continually improve the environmental sustainability of our products, build a more diverse, equitable and inclusive workforce, maintain operations that promote health and safety, and provide meaningful support for our communities.

BOARD OVERSIGHT AND MANAGEMENT RESPONSIBILITY

Board oversight of environmental sustainability and community investment is primarily conducted by the Governance Committee, which receives a report from management on each of these topics at least annually. In addition, our full Board engages with business leaders on their sustainability initiatives during its regular discussion of their business strategies. **In October 2023, our Board engaged with senior management on our sustainability progress, having discussed with them throughout the year our innovation efforts to address the increasing demand for more sustainable products, sustainability strategic innovation platform, and business and enterprise sustainability priorities.** In early 2024, our Board reviewed our 2023 Integrated Report, which includes our progress against our 2025 and 2030 sustainability goals.

Board oversight of social sustainability is primarily conducted by the Compensation Committee, which discussed DEI, including pay equity and transparency, at multiple meetings in 2023 and regularly reviews other matters related to talent management, including the impact of executive promotions, role changes and exits on U.S. racial/ethnic diversity and global gender and generational representation. **In December 2023, our Board engaged with, and challenged management on, our employee experience, including reviewing the results of our employee engagement survey obtained through a more advanced platform using updated questions, as well as our progress in each of our four DEI strategic pillars.** They also discussed our 2024 plans to activate enterprise-wide standards to more consistently select, promote, develop and reward talent; globally implement a mobile application to better enable our manufacturing employees to access company information; and develop a talent solution connecting everything our team members need for learning, skills advancement and career mobility.

With strategic guidance and direction provided by our CEO, management is responsible for ensuring that we continue to make progress toward achieving our sustainability goals through our Sustainability Council, which is led by our enterprise sustainability leader reporting in this capacity to our CEO, who is accountable for our progress. The council, which is composed of a cross-divisional and cross-functional group of management, met regularly during 2023 to ensure we progress toward our 2025 sustainability goals, advance our roadmaps to achieve our 2030 sustainability goals and targets, and accurately report to our stakeholders. **Our enterprise sustainability leader participated in substantially all our 2023 off-season stockholder engagements to report on our sustainability progress and answer questions from investors.**

ENGAGEMENT OF OUR STAKEHOLDERS

We align our sustainability priorities with the expectations of our stakeholders. We regularly communicate with them regarding our sustainability progress and also interview members of management responsible for key sustainability initiatives and third parties as part of our biennial materiality assessments. Our material topics and the feedback we received engaging with investors on sustainability matters during 2023 can be found in the proxy summary.

PROGRESS TOWARD ACHIEVING OUR 2025 AND 2030 GOALS

We present our 2023 scorecards showing progress against our 2025 and 2030 sustainability goals in the proxy summary. You can find additional information in our 2023 Integrated Report being furnished to the SEC prior to the distribution of our proxy materials and our March 2024 ESG Download being made available on our website at esg.averydennison.com on or before the filing of our definitive proxy statement. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

We disclose our sustainability metrics in accordance with the SASB and GRI frameworks and annually report to CDP Climate, Water and Forests. We are a member of the United Nations Global Compact and have made commitments to the United Nations Sustainable Development Goals and the Science Based Targets initiative (SBTi), with our Scope 1, 2 and 3 GHG emissions reduction targets having been approved by SBTi as consistent with reductions required to keep warming to no more than 1.5°C.

DIVERSITY, EQUITY AND INCLUSION

Highlights of our DEI journey are shown in the proxy summary. **Our DEI strategy is grounded in the four global pillars** shown below.

- Increasing the number of women who hold leadership positions
- Enhancing the experience of our manufacturing employees
- Increasing representation and inclusion for underrepresented groups, with priority populations and actions established regionally
- Making merit and transparency even more foundational to our employee experience

Members of our senior leadership formally sponsor or actively engage in progressing these DEI pillars. To ensure we achieve our goals, we employ a Global DEI Director and additional resources in each of our regions to advise and support our Regional DEI Councils and ERGs. **We regularly report to, and engage with, our stakeholders so they can assess our DEI progress and help us advance our journey.**

OTHER TALENT MANAGEMENT MATTERS

Succession Planning

Leading up to its decision in May 2023 to appoint Deon Stander as our new CEO, our Board discussed leadership succession in multiple meetings during the preceding 18-24 months, helping ensure a smooth transition. In addition, in July 2023, the Compensation Committee reviewed leadership team changes, assessed key areas of leadership development and succession focus, and discussed potential successors to the members of our Company Leadership Team, which includes the leaders of our businesses and corporate functions. In October and December 2023, the Compensation Committee again reviewed leadership changes and the key areas of focus in our Materials and Solutions businesses, as well as enterprise-wide, with a view to ensuring we have talent that is ready to fill senior executive positions in the event of a vacancy. Our Compensation Committee Chair reported on these reviews to our Board. Recognizing that we have had several recent leadership changes, including the recent appointments of our new CEO and Solutions Group President, **our Board conducted leadership succession planning at all of its meetings during the first half of 2023.**

The Compensation Committee regularly receives reports on executive new hires, promotions and role changes, departures and open positions – as well as the impact of these developments on U.S. racial/ethnic and global gender and generational representation – to assist with succession planning.

Leadership Development

The Compensation Committee oversees our talent management program to assist with identifying and developing our future leaders. We maintain a robust performance review process and progress leadership development plans for our top talent, while also providing development opportunities to our employees more broadly. **Senior management reports to the Compensation Committee on our leadership at executive levels by identifying high-potential talent, cultivating the skills and capabilities to enable identified individuals to become our future leaders, and ensuring that they have appropriate development plans in place to progress them toward roles with greater responsibility.** Our Board has the opportunity to actively engage with our business and functional leaders in and outside the boardroom. In addition, Board members periodically visit our facilities to meet with local management and have the freedom to directly contact any of our employees.

COMMUNITY INVESTMENT

With Board oversight by the Governance Committee, our community investment efforts help strengthen the communities around the world in which we operate. We make most of our community investments through ADF, which annually distributes at least 5% of its assets from the prior year. ADF's grantmaking is aided by our employees worldwide, who help identify nonprofit organizations serving their local communities that can advance their mission and impact with additional financial support.

In 2023, after undertaking a formal strategic review process, ADF updated and refined its vision, mission and grantmaking focus areas. **ADF's updated grantmaking strategy focuses funding on charitable organizations working to increase education access, advance environmental sustainability and support secure livelihoods.** Alongside its grantmaking focus areas, ADF continues supporting disaster response, DEI and nonprofit organizations identified by our employees around the world addressing challenges in their local communities.

ADF and our company collectively made $5.5 million in grants and other financial contributions during 2023.

Enhanced Focus on Grantmaking

In support of its enhanced vision and mission, ADF prioritizes grants to communities and geographies facing the greatest need, as well as organizations that demonstrate inclusivity and equity in their work. The total amount of grants in each pillar, as well as select grant recipients, made in 2023, **95% of which incorporated employee volunteerism**, are shown below:

2023 ADF GRANT HIGHLIGHTS

~$980K TO INCREASE EDUCATION ACCESS	~$650K TO ADVANCE ENVIRONMENTAL SUSTAINABILITY	~$1.3M TO SUPPORT SECURE LIVELIHOODS
• Ascendance SDB BHD to support youth empowerment programs in Malaysia • Fundacion Leer in support of literacy programming in Argentina • Institute of International Education to provide scholarships to children of company employees in countries with significant employee presence	• Asheville GreenWorks to support urban heat mapping and tree canopy restoration in North Carolina • Gift of the Givers to improve clean water access in rural Africa	• Universal Access Project of the UN Foundation to support the Resilience Fund for Women in Global Value Chains • Connecting Dreams Foundation to support India's first LGBTQI Center of Excellence in Delhi • Islamic Relief USA to improve economic access for people in Pakistan and Kenya

Supporting Employees in Times of Crisis

In 2020, ADF launched an Employee Assistance Fund to support company employees who had been significantly impacted by the pandemic; from 2020 to 2022, the fund distributed ~$4.6 million to more than 4,000 individuals in 27 countries. With the global impact of the pandemic having substantially diminished but the potential opportunity for further impact remaining, ADF converted the fund to an Employee Crisis Fund to provide financial assistance to our employees impacted by natural disasters and other humanitarian crises. In 2023, this fund provided support to 475 company employees in northern China impacted by severe flooding.

Supporting Disaster Relief Efforts

ADF partners with an independent nonprofit, GlobalGiving, to promote and supplement employee giving to disaster relief efforts around the globe. Employees are able to give to organizations supporting impacted communities. In 2023, 300+ employees made donations totaling ~$25,000 to organizations responding to earthquakes in Turkey and Syria and emergency and long-term support to people in need in Gaza, Israel and Ukraine. These donations were matched by ADF. In addition, ADF made a grant of $250,000 to a member organization of the International Committee of the Red Cross to support relief efforts in Israel, where we have a significant employee presence.

Promoting DEI

ADF supported organizations promoting DEI globally, with grants totaling $395,000. ADF continued to work with our company's Regional DEI Councils and ERGs to ensure that it supported organizations making a difference in the communities in which our team members live and work. In addition to certain of the grants shown in the chart above, grants in 2023 included support for LGBTQ+ youth in Singapore, veterans in the U.S. and people with disabilities in Mexico.

Engaging Employees

Our employees advance our community investment efforts at the local level through their personal monetary contributions as well as volunteerism. Through ADF's signature Granting Wishes program, employees nominate local NGOs to receive grants and organize volunteer events. In 2023, ADF made ~$1 million in grants in 37 countries through Granting Wishes.

Providing College Scholarships

Partnering with independent third parties to advance education access, ADF provides college scholarships to the children of company employees. The U.S. Scholars program, administered in partnership with Scholarship America, annually awards scholarships in the U.S. and Canada. In 2023, ADF partnered with the Institute of International Education to provide scholarships in Bangladesh, Honduras, India, Mexico, Sri Lanka and Vietnam, with plans to expand the program to additional countries in which we have a significant employee presence in future years.

While 2022 marked the end of ADF's Spirit of Invention (InvEnt) Scholarship Program, alumni from recent years gathered in person in 2023 having been unable to meet during their participation due to pandemic-related restrictions, giving them the opportunity to meet with regional leaders of our company and expand their professional network. Over 10 years, the InvEnt program provided tuition assistance and professional development opportunities to more than 100 talented science, technology, engineering and mathematics scholars.

OUR BOARD OF DIRECTORS

OVERVIEW

Our Board oversees, counsels and ensures management is serving the best interests of our company, with a view toward maximizing the performance of our businesses and delivering long-term value for our investors.

PRIMARY BOARD RESPONSIBILITIES

- Establish Board/Committee composition, structure and responsibilities to ensure strong **independent oversight**
- Conduct **director succession planning** to maintain **engaged and diverse Board** with balance of skills, qualifications and demographic backgrounds
- Oversee **businesses, strategy execution, risk mitigation, sustainability progress and governance profile**
- Approve **annual operating plan** and strategic decisions, including significant fixed and IT **capital expenditures and acquisitions**
- Maintain **integrity of financial statements**
- Evaluate performance of senior leaders and determine **executive compensation**
- Conduct **CEO and other executive succession planning** and help us develop leaders that advance our future growth and ensure high-performing teams, **diverse talent and equitable and inclusive culture**

2024 Director Nominees

Our Governance Guidelines provide our Board's view that a size between 8 and 12 directors allows for effective Board functioning, although it may periodically comprise a larger or smaller number of directors. Under our Bylaws, the exact number of directors is fixed from time to time by Board resolution. As previously disclosed, in February 2024, Julia Stewart notified our Board of her intention not to stand for reelection at the Annual Meeting; she is continuing to serve as Compensation Committee Chair through April 2024. Our Board plans to fix the number of directors at 10 following Ms. Stewart's departure from our Board.

Our 2024 director nominees are shown in the chart below. As shown by individual in the Director Nominee Matrix in the proxy summary, they collectively bring a balance of industry and functional experiences and demographic backgrounds in overseeing management in advancing our strategies and achieving our financial and sustainability goals.

	NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT	AC	CC	GC	FC
1	**Bradley A. Alford**	67	2010	Retired Chairman & CEO, Nestlé USA	✓		● Member	● Member	
2	**Mitchell R. Butier**	52	2016	Executive Chairman, Avery Dennison Corporation	–				● Chair
3	**Ken C. Hicks**	71	2007	Executive Chairman, Academy Sports + Outdoors, Inc.	✓		● Member		
4	**Andres A. Lopez**	61	2017	President & CEO, O-I Glass, Inc.	✓	● Member	● Member		
5	**Maria Fernanda Mejia^**	60	2024	Retired CEO, International, Newell Brands Inc.	✓	● Member			
6	**Francesca Reverberi**	52	2023	SVP, Engineered Materials & CSO, Trinseo PLC	✓		● Member		
7	**Patrick T. Siewert★**	68	2005	Retired Managing Director & Partner, The Carlyle Group	✓	● Member		● Chair	● Member
8	**Deon M. Stander**	55	2023	President & CEO, Avery Dennison Corporation	–				● Member
9	**Martha N. Sullivan**	67	2013	Retired CEO, Sensata Technologies Holding PLC	✓	● Chair			
10	**William R. Wagner**	57	2022	Retired President & CEO, GoTo Group, Inc.	✓	● Member		● Member	

AC = Audit Committee CC = Compensation Committee GC = Governance Committee FC = Finance Committee
★ = Lead Independent Director ● = Chair ● = Member ^ = New Director

The ages of our director nominees range from 52 to 71, with an average age of 61. Their lengths of service range from less than one to 19 years, with an average tenure on our Board of 8 years.

Board Meetings and Attendance

Our Board met seven times during 2023. There were 24 Board Committee meetings during the year. **All incumbent directors attended at least 75% of their respective Board and Committee meetings; average attendance was 100%.** In addition, our directors regularly discussed strategic, business and financial matters with each of our Executive Chairman and our CEO outside of meetings. Directors are strongly encouraged to attend our annual stockholder meetings under our Governance Guidelines and **all then-serving directors attended the 2023 Annual Meeting**.

Additional Board Engagement

Bringing their industry and functional expertise, some of our directors – in certain cases, together with third-party experts – are providing supplemental guidance outside the boardroom to management in its execution of our strategic initiatives related to digital solutions, environmental sustainability and food, as well as our focus on cybersecurity risk management. At this time, **Mr. Wagner is a member of our Digital Advisory Council and our Cybersecurity Advisory Council; Mses. Mejia and Reverberi are members of our Circularity and Future of Packaging Advisory Council; and Mr. Alford is a member of our Food Advisory Council. Messrs. Butier and/or Stander serve on each of these Advisory Councils**. Directors serving on Advisory Councils are not currently provided any additional compensation for doing so, but that could change for independent directors as the time commitments of their service continue to be assessed.

GOVERNANCE GUIDELINES

Our Governance Guidelines provide the governance framework for our company and reflect the values of our Board, as highlighted below. They are reviewed at least annually and amended from time to time to reflect changes in regulatory requirements, evolving market practices, recommendations from our advisors and feedback from our investors. Our Governance Guidelines were last amended in December 2021.

BOARD GOVERNANCE HIGHLIGHTS	
Board Composition	✓ Board of 10 director nominees reflects increased refreshment in recent years ✓ Mandatory retirement after age 72 with no exemptions or waivers allowed or granted ✓ On average, director nominee age of 61 years and tenure of 8 years ✓ 50% of director nominees are women and/or from other underrepresented communities
Director Independence	✓ Director nominees 80% independent ✓ Executive sessions of independent directors held at 6 Board meetings in 2023
Board Leadership Structure	✓ Annual review of Board leadership structure ✓ Robust Lead Independent Director role and independent Audit, Compensation and Governance Chairs
Board Committees	✓ Annual composition review and periodic structural review and Chair/member rotation (including in July 2023 and February 2024) ✓ Act under annually reviewed charters reflecting best practices and stakeholder expectations ✓ Directors required to attend Board/Committee and stockholder meetings
Board Duties	✓ Regular leadership succession planning ✓ Ongoing review of long-term strategic plans, including key risks and mitigating strategies ✓ Directors entitled to rely on independent legal, financial or other advisors at our expense
Continuous Board Improvement	✓ New directors receive orientation materials and engage with senior management to familiarize themselves with our Board and company, and also participate in additional orientation sessions after joining Board committees to better understand responsibilities and processes ✓ Continuing education through meetings with management, visits to our facilities and participation in director education programs ✓ Annual evaluation process ensures Board, Committees, Chairman, Lead Independent Director and Committee Chairs are functioning effectively ✓ Individual director feedback process advances continuous director development and assists with Board succession planning
Director Qualifications	✓ Regular review of Board composition (including industry and functional experience, demographic backgrounds, tenure, and mandatory retirement date) and ongoing director succession planning

DIRECTOR INDEPENDENCE

Our Governance Guidelines require that our Board comprise a majority of directors who satisfy the criteria for independence under NYSE listing standards and that our Audit, Compensation and Governance Committees be composed entirely of independent directors. An independent director is one who meets the independence requirements of the NYSE and who our Board affirmatively determines has no material relationship with our company, directly or indirectly as a partner, stockholder or officer of an entity with which we have a business relationship.

Each year, our directors complete a questionnaire designed to solicit information that may have a bearing on our Board's independence determination, including any relationships they have with our company, directly or indirectly through our company's sale or purchase of products or services to or from any companies or firms by which they are employed. The Governance Committee discusses any disclosures made in the questionnaires relevant to its independence assessment with our Corporate Secretary, as well as any transactions our company has with director-affiliated entities. **In February 2024, after review of their respective relationships, the Governance Committee concluded that only Messrs. Butier and Stander had relationships that were disqualifying under NYSE listing standards, otherwise material or impairing of director independence.** Upon the recommendation of the Governance Committee, our Board affirmatively determined the 9 directors named below serving for all or part of 2023, as well as our newest director appointed in February 2024, to be independent.

2023 INDEPENDENT DIRECTORS	DIRECTOR NOMINEE INDEPENDENCE*
Bradley Alford Anthony Anderson Ken Hicks Andres Lopez Francesca Reverberi Patrick Siewert Julia Stewart Martha Sullivan William Wagner	80%

* Director nominee independence excludes Mr. Anderson, who departed from our Board in November 2023, and Ms. Stewart, who will leave our Board in April 2024. It includes Ms. Mejia, who was appointed to our Board in February 2024.

For a discussion of the potential impact of tenure on director independence, see the *Board Refreshment and Director Succession Planning* section of this proxy statement.

BOARD LEADERSHIP STRUCTURE

EXECUTIVE CHAIRMAN	PRIMARY RESPONSIBILITIES
 **Mitch Butier** Elected annually by our Board	In addition to customary duties of Chairman: • Provide **Board's collective input on company strategies** to CEO • Engage with CEO on **value-enhancing strategic opportunities**, as well as other key relationships and strategic alliances • Support CEO and Company Leadership Team in **expanding and deepening relationships with key stakeholders** • Participate in certain **Advisory Councils** • **Mentor CEO**, acting as principal liaison between him and Board members
LEAD INDEPENDENT DIRECTOR	**PRIMARY RESPONSIBILITIES**
 **Patrick Siewert** Elected annually by independent directors	• **Preside over executive sessions of independent directors** and Board meetings where Executive Chairman is not present • **Approve Board meeting agendas, schedules and other information sent to our Board** • **Call meetings of independent directors** • **Consult and meet with stockholders**

Our Governance Guidelines give our Board the discretion to separate or combine the roles of Chairman and CEO as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee annually reviews our Board leadership structure, giving consideration to, among other things, our financial position, business strategies and sustainability and governance priorities, as well as any feedback received from our investors and other stakeholders.

During the first two-thirds of the year, we had a combined Chairman/CEO and a Lead Independent Director. In connection with our CEO transition, our other directors in July elected Mr. Butier as Executive Chairman effective September 2023 for the remainder of the term ending at the Annual Meeting based on their belief that his leadership would optimize the execution of our strategic priorities as he mentors Mr. Stander in his new role as CEO. At that time, the Chairman and CEO roles were separated, each filled by long-serving leaders of our company who have developed and executed our strategies effectively to deliver long-term value for our employees, customers, investors and communities. Because Mr. Butier remains our employee, Mr. Siewert was elected by our independent directors through the Annual Meeting to continue ensuring independent oversight of our Board.

Robust Lead Independent Director Role

Our robust Lead Independent Director role balances our Executive Chairman role, exercising critical duties to ensure independent decision-making in the boardroom. Mr. Siewert began serving as our Lead Independent Director in April 2020 and was most recently reelected by our independent directors in February 2024 for a one-year term beginning after the Annual Meeting, subject to his reelection. Our Governance Guidelines define his primary responsibilities, which are shown in the chart above. Mr. Siewert also performed the activities described below as Lead Independent Director in 2023.

- Oversaw our **new director search process**, including meeting regularly with senior management and the external firm selected by the Governance Committee to lead the search; interviewing and assessing high-potential candidates; and leading director succession planning discussions with the Governance Committee he chairs, as well as with our Executive Chairman, our CEO and other Board members
- Directed our **Board/Committee evaluation process**, meeting individually with each other director to obtain verbal feedback to supplement their written evaluations
- Led the majority of our off-season **stockholder engagements**
- Oversaw our **individual director feedback process** through which each director was able to provide anonymous written feedback on their peers, giving consideration to their preparation, participation and engagement in and outside the boardroom with a view to enhancing their overall performance and assisting with director succession planning
- **Consulted frequently with our independent directors** and provided feedback to our Executive Chairman and our CEO based on these discussions, including our Board's evaluation of their 2023 performance with the Compensation Committee Chair
- **Met regularly with our Executive Chairman and our CEO**, as well as periodically with other members of management and representatives of our independent registered public accounting firm

Supplementing our Lead Independent Director in providing independent Board leadership are our Audit, Compensation and Governance Chairs, all of whom are independent.

Board Leadership Assessment and Evaluation

During our Board evaluation process conducted during the fourth quarters of 2022 and 2023, Messrs. Butier and Siewert received uniformly positive feedback in their respective roles as Chairman and Lead Independent Director.

In May and July 2023, having delayed its planned discussion of these matters from April 2023 as a result of its leadership and Board succession planning work, the Governance Committee evaluated our Board leadership structure and recommended to our Board that Mr. Butier continue serving in the role of Chairman, noting that he remained best positioned to lead our Board in overseeing our strategies. Upon the recommendation of the Governance Committee, our Board elected Mr. Butier (with him not present for the discussion or vote) as Executive Chairman effective September 1, 2023 through the Annual Meeting. In February 2024, giving consideration to the valuable mentorship he has provided our new CEO and his successful transition to the role of Executive Chairman, upon the recommendation of the Governance Committee, our Board (with him not present for the discussion or vote) elected Mr. Butier to continue serving as Executive Chairman for a one-year term ending at the 2025 Annual Meeting, subject to his reelection.

In July 2023, the Governance Committee also recommended that Mr. Siewert (with him not present for the discussion or vote) continue serving as Lead Independent Director through the Annual Meeting. Having a long-serving director with finance expertise and extensive experience working outside the U.S. serve as Lead Independent Director has provided Messrs. Butier and Stander valuable counsel and guidance while ensuring independent Board oversight of management. The committee also recognized Mr. Siewert's support and substantial effort with our stockholder engagement program. The Governance Committee determined that, in light of his demonstrated commitment, engagement and strong leadership, Mr. Siewert should continue ensuring independent stewardship of our Board in its oversight responsibilities. The committee's decision took into account his significant contributions as a member and former Chair of the Audit Committee and as the current Chair of the Governance Committee, as well as his more than 25 years working in Asia Pacific, a region from which ~30% of our 2023 sales originated and ~56% of our employees were located at year-end 2023. Upon the recommendation of the Governance Committee, the independent directors on our Board elected Mr. Siewert (with him not present for the discussion or vote) as Lead Independent Director through the Annual Meeting. In February 2024, upon the recommendation of the Governance Committee, the independent directors on our Board elected Mr. Siewert (with him not present for the discussion or vote) to continue serving as Lead Independent Director for the term ending at the 2025 Annual Meeting, subject to his reelection.

During our 2023 stockholder engagements, while certain investors expressed a preference for an independent chairman, they appreciated the rationale for our current Board leadership structure given our recent CEO transition and other senior leadership changes.

BOARD COMMITTEES

Each of our Board Committees has a written charter that describes its purpose, membership and meeting structure, and responsibilities. These charters may be found on the investors section of our website under Corporate Governance and are reviewed by the respective committee at least annually, with any recommended changes adopted upon approval by our Board. Amended charters are promptly posted on our website. The charters of the Audit Committee, Compensation Committee and Governance Committee were most recently amended in December 2023, December 2023 and October 2021, respectively; the charter of the Finance Committee was first adopted by our Board in December 2023.

Our Board Committees have the ability to delegate authority to subcommittees and may obtain advice and assistance from consultants, legal counsel or other advisors at our expense. In addition, each committee annually evaluates its performance. The primary responsibilities, membership and 2023 meeting and attendance information for the three independent committees of our Board are summarized below. In July 2023 and February 2024, upon the recommendation of the Governance Committee, our Board modestly adjusted the membership of its committees; the current Chairs and members are reflected in this proxy statement.

AUDIT COMMITTEE

MEMBERS	PRIMARY RESPONSIBILITIES
Martha Sullivan (Chair) **Andres Lopez** **Maria Fernanda Mejia** **Patrick Siewert** **William Wagner** Audit committee financial expert: Siewert All members satisfy NYSE enhanced independence standards **MEETINGS** 2023 meetings: 8 Avg. attendance: 90%	• **Oversee financial statement and disclosure matters**, including quarterly and annual earnings release documentation and SEC reports, internal controls, critical accounting policies and practices, major financial risk exposures and significant tax matters • **Appoint and oversee independent registered public accounting firm**, including evaluating its qualifications and independence, as well as scope, staffing and fees for annual audit and other audit, review or attestation services, annually reviewing its performance and **regularly considering whether to appoint a new firm;** in addition, approve compensation and engagement of any other such firm preparing or issuing audit reports or related work or performing other audit review or attest services • **Oversee internal audit function**, including appointing/dismissing senior internal auditor, evaluating his performance, reviewing significant issues identified in internal audits and management's response, and discussing annual internal audit plan, budget and staffing • **Perform compliance oversight responsibilities, including overseeing cybersecurity risk management and risks related to information technology controls and security**; maintaining procedures for complaints regarding accounting, internal accounting controls or auditing matters; reviewing financially significant legal matters; and making determinations regarding certain Code of Ethics violations • **Approve Audit Committee Report** for proxy statement

COMPENSATION COMMITTEE

MEMBERS	PRIMARY RESPONSIBILITIES
Julia Stewart (Chair) **Bradley Alford** **Andres Lopez** **Ken Hicks** **Francesca Reverberi** All members satisfy NYSE enhanced independence standards and qualify as "non-employee directors" under Exchange Act Rule 16b-3 **MEETINGS** 2023 meetings: 5 Avg. attendance: 100%	• Review and approve AIP and LTI targets within context of company goals and CEO objectives; **evaluate company and individual performance to determine CEO compensation** • Review and **approve senior executive compensation**, including base salaries and incentive compensation • **Conduct leadership succession and development planning** and regularly review executive new hires, promotions and role changes, departures and open positions, as well as executive diversity trends • **Oversee executive compensation strategy**, incentive plans, equity-based plans and benefit programs • **Review and provide oversight of talent management policies and strategies**, including **DEI** and **pay equity and transparency**; leadership compensation plans, benefits, recruiting and retention strategies, and development programs; and employee engagement • **Review stockholder engagement process, results and feedback** related to executive compensation, talent management and social sustainability • **Approve CD&A and Talent and Compensation Committee Report** for proxy statement • **Oversee stockholder approval of executive compensation matters**, including say-on-pay and say-on-frequency votes • **Assess compensation programs for potential encouragement of excessive risk-taking** • **Recommend non-employee director compensation** • **Administer clawback policies** providing for recoupment of incentive compensation determined to have been erroneously received by executive officers or other AIP or LTI recipients

GOVERNANCE COMMITTEE

MEMBERS	PRIMARY RESPONSIBILITIES
Patrick Siewert (Chair) **Bradley Alford** **Julia Stewart** **William Wagner** All members satisfy NYSE independence standards **MEETINGS** 2023 meetings: 10 Avg. attendance: 95%	• **Regularly review Board composition and conduct director succession planning**, identifying potential new Board members **and recommending director nominees/appointees** • **Annually consider Board leadership structure** and recommend whether to elect independent Chairman or Lead Independent Director • **Recommend Board and Committee structure, Chairs and members** • **Recommend independent directors** based on NYSE independence standards • Review and **approve related person transactions** • **Oversee annual Board/Committee performance evaluation process**, as well as individual director feedback process • **Review Governance Guidelines** and recommend changes • Review and provide **oversight of governance, environmental sustainability and community investment initiatives, policies and practices** • **Review stockholder engagement process, results and feedback** related to governance, environmental sustainability and community investment • **Review stockholder proposals** • **Oversee Values and Ethics program and Code of Conduct**, evaluate significant conflicts of interest and make determinations regarding certain Code of Ethics violations

In addition to the above committees required by SEC rules and NYSE listing standards, upon the recommendation of the Governance Committee, our Board formed a standalone non-independent Finance Committee in July 2023, the responsibilities of which were previously performed by the Audit Committee.

FINANCE COMMITTEE

MEMBERS	PRIMARY RESPONSIBILITIES
Mitch Butier (Chair) **Patrick Siewert** **Deon Stander** **MEETINGS** 2023 meetings: 1 Avg. attendance: 100%	**Conduct finance oversight responsibilities**, including reviewing and making recommendations to our Board regarding: • **Capital structure** in light of our financial plans, current operations and long-term strategies • **Capital allocation strategy**, including stockholder dividends, stock repurchase program and financial capacity for significant transactions such as strategic investments, acquisitions and divestitures • **Financing plans** including equity, debt or other securities offerings and private placements that may materially impact our financial position • **Pension plan financing status** • Other financial matters that management or our Board desires to have reviewed by the committee

EXECUTIVE SESSIONS

Our Board believes it is important to have separate executive sessions with Mr. Butier, with Mr. Stander, with both of them and without either of them, each of which was generally held at 2023 Board meetings. Our independent directors have candid discussions at the executive sessions that exclude our Executive Chairman and/or our CEO during which they critically evaluate the performance of them, management as a whole and our company. **As Lead Independent Director, Mr. Siewert presided over the six executive sessions of independent directors held during 2023.**

Our Board generally began its 2023 meetings with one of two executive sessions with Messrs. Butier and Stander to discuss key focus areas and frame meeting discussions; the second such session at the end of these meetings provided time for the Board to reflect and align on key priorities, after which our independent directors generally met in executive session.

Executive sessions were also generally held for regular 2023 Board Committee meetings. These sessions excluded members of management unless the committee requested one or more of them to attend to provide additional information or perspective, in which case the committee generally met independently thereafter.

RISK OVERSIGHT

Management is responsible for managing the day-to-day risks confronting our businesses, and our Board oversees ERM. In performing its oversight role, our Board ensures that the ERM processes designed and implemented by management are functioning effectively and promoting risk-adjusted decision-making. The teams leading our businesses have incorporated ERM-rooted thinking into their strategic development and execution, assessing the risks impacting their businesses and implementing and adjusting mitigating actions on an ongoing basis. In addition, in consultation with our risk management team and senior management, they semiannually prepare risk profiles consisting of a heat map and summary of key risks and mitigating strategies, which are used to prepare a company risk profile based on identified business risks as well as enterprise risks. Among other things, these risks include the macroeconomic environment; climate change, environmental regulation and sustainability trends; cybersecurity; operational and supply chain disruptions; and M&A.

In 2023, we further enhanced our ERM program by assigning accountability for key risks and mitigating strategies to identified business or functional leaders and began prioritizing mitigation strategies based on discussions with business leaders led by risk champions from our law department. Our compliance and IT functions also continued their annual ERM reviews. **These advancements have allowed our ERM Steering Committee to benefit from the critical thinking of a broader cross-section of company leaders.** We aim to continue advancing our ERM program, with oversight by our Board.

We have robust processes that support a strong internal control environment and promote the early identification and ongoing mitigation of risks. Our legal and compliance functions, including our Chief Compliance Officer, report to our CLO to provide independent evaluation of the challenges facing our businesses and our Internal Audit leader reports to the Audit Committee in the conduct of his operational responsibilities, helping ensure he maintains independence from management.

Our Board as a whole oversees risks related to our five-year strategic plan horizon, exercising this responsibility by considering the risks related to management's strategies and execution plans. **Our Board annually receives reports on the ERM process and the resulting company risk profile, engaging throughout the year with management on their strategic plans and key risks.** Employees who lead various risk areas – such as law, information technology, tax, compliance, sustainability, DEI and community investment – report periodically to Board Committees and occasionally to our full Board.

As shown below, our Board has delegated elements of its risk oversight responsibility to its Committees to more efficiently coordinate with management in risk mitigation. Our Board receives reports from the Committee Chairs regarding topics discussed at committee meetings, including the areas of risk they primarily oversee, and engages on risk mitigation during its regular engagement with our leaders.

RISK OVERSIGHT

Board of Directors

- Business strategies
- Annual operating plan and significant fixed and IT capital expenditures
- Corporate governance
- Acquisitions, divestitures and other significant transactions
- Enterprise risk management



Audit Committee

- Financial reporting processes and statements, and internal controls
- Information technology and cybersecurity
- Certain legal, compliance and regulatory matters



Compensation Committee

- Executive compensation and succession planning
- Annual and long-term incentive plans
- Compensation clawback policies
- Non-employee director compensation
- Social sustainability, including leadership compensation, benefits, and recruiting and retention; DEI; and employee engagement



Governance Committee

- Board and Committee structure and composition
- Director succession planning
- Governance, environmental sustainability and community investment
- Values and Ethics/ Code of Conduct
- Conflicts of interest and related person transactions
- Certain legal, compliance and regulatory matters



Finance Committee

- Capital structure and allocation strategy, including stockholder dividends, stock repurchases and financial capacity for strategic transactions
- Financing plans, including debt, liquidity and other securities offerings
- Pension plan funding status

The Audit Committee oversees our internal control environment and evaluates the effectiveness of our internal controls at least annually. Supplementing these processes, the Audit Committee meets regularly in executive session with each of our CFO, Controller, Internal Audit leader, and representatives of our independent registered public accounting firm, and as needed with other members of senior management such as our CEO and CLO. The Governance Committee meets semiannually with our Chief Compliance Officer to discuss, among other things, significant internal investigations.

During 2023, our Board was particularly focused on overseeing the risk areas described below.

2023 RISK FOCUS AREAS

- **Navigating challenging near-term business environment** – Addressing lower demand driven primarily by downstream inventory destocking, as well as preparing for potential recessionary environment through rigorous scenario planning and identified potential productivity and restructuring actions
- **Further accelerating Intelligent Labels adoption** – Executing key apparel and logistics programs, accelerating new segment and use case adoption, and expanding manufacturing capacity to ensure we can deliver for customers in this fast-growing business
- **Advancing sustainable innovation initiatives** – Accelerating our sustainable innovation efforts through governmental engagement and investment in new technologies to turn sustainability-related headwinds into opportunities for competitive differentiation
- **Advancing digital journey** – Accelerating our digital strategies and evolving our Digital Advisory Council to advance our market insights, digital capabilities and innovation to lead at intersection of physical and digital
- **Optimizing portfolio of businesses** – Integrating previously separated businesses into Materials Group, executing and integrating acquisitions, and expanding our M&A pipeline and deal conversion
- **Advancing cybersecurity preparedness** – Addressing more volatile cybersecurity landscape with increasing threats on manufacturers, incorporating learnings from of our maturity assessments and publicly reported incidents at other companies

Risks Associated with Compensation Policies and Practices

As described in the *Compensation Discussion and Analysis* section of this proxy statement, we maintain best practices in compensation that collectively encourage ongoing risk mitigation. The Compensation Committee annually discusses with management and its independent compensation consultant, WTW, whether our executive compensation program is meeting the committee's objectives. In addition, **the Compensation Committee periodically engages WTW to undertake a more formal assessment to ensure that our program does not provide incentives that encourage excessive risk-taking in the management of their respective businesses or functional areas. The committee most recently conducted this evaluation in February 2024.**

The Compensation Committee noted the key risk-mitigating features of our executive compensation program described below.

RISK-MITIGATING FEATURES

Governance and Oversight	✓ Compensation Committee has discretion to decrease AIP and LTI awards to penalize potentially risky actions ✓ Clawback policy requires recoupment of certain incentive-based compensation to executive officers if we are required to prepare accounting restatement to correct material noncompliance with any financial reporting requirement; in addition, all AIP and LTI recipients are subject to compensation clawback in connection with financial restatement indicating fraud or misconduct ✓ Incentive compensation plan structure and targets reviewed within context of market practices, tied to annual business plans and company goals, and approved by Compensation Committee ✓ Compensation Committee annually evaluates CEO/senior executive performance against strategic, financial and sustainability goals ✓ Officers prohibited from hedging or pledging company stock and required to engage in stock transactions only during limited trading windows
Pay Philosophy and Structure	✓ Focus on incenting stockholder value creation, balanced by retention and other considerations ✓ Incentive compensation designed to incent strong annual financial performance and long-term economic and stockholder value creation, balance growth and efficient capital deployment, and consider sustainability progress and individual contributions thereto ✓ Substantial majority of leadership compensation delivered in long-term equity or cash-based awards to motivate pursuit of superior performance and sustainable growth ✓ Rigorous stock ownership policy, with minimum ownership requirement of 6x for CEO; requires net shares acquired to be retained until compliance is achieved and pre-transaction certifications of continued compliance ✓ Executive severance plans consistent with market practices, with double-trigger change of control severance benefits only for most senior NEOs
Incentive Program Design	✓ AIP and LTI awards incent achievement of annual financial goals and long-term economic and stockholder value creation, using multiple performance objectives covering different time periods ✓ AIP awards not guaranteed, with below-threshold performance resulting in zero payout, payments subject to overall cap of 200% and NEO individual modifiers generally capped at 100% ✓ Equity awards fully performance-based, using multiple performance objectives, vesting over multiple time horizons and subject to threshold and maximum payout opportunities • PUs cliff vest at end of three years with payout for relative TSR component capped at 100% of target if absolute TSR is negative • MSUs vest over 1-, 2-, 3- and 4-year performance periods (average performance period of 2.5 years), with threshold performance at absolute TSR of (15)% and target performance at absolute TSR of 10%

Given its assessed low risk in each of these categories and other factors, WTW advised the Compensation Committee that our executive pay program strikes an appropriate pay-risk balance and does not present risk-related concerns.

The Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company.

DIRECTOR EDUCATION

Initial Orientation

Our director orientation materials and discussions with management generally cover our (i) stakeholders, values, strategies, and financial and sustainability goals; (ii) business and company strategies, risks and mitigating actions; (iii) sustainability priorities and progress; (iv) Board succession planning objectives; (v) information regarding company leadership and recent Board/committee meetings; (vi) Board, governance and company policies, including our Governance Guidelines, Committee charters, conflict of interest policy, non-employee director compensation program, insider trading policy and Code of Conduct; (vii) investor messaging; and (viii) SEC filings and sustainably reporting.

In connection with her appointment to our Board in February 2024, we provided Ms. Mejia with information regarding these matters. Our Executive Chairman, CEO and other members of management met with Ms. Mejia to discuss them to ensure a smooth initial onboarding. Ms. Mejia also joined as an observer in select Board Committee meetings to better understand their respective responsibilities and was assigned two independent directors on our Board to help guide her continued onboarding process.

Continuing Education

Our ongoing director education program consists of regular interactions with and presentations from members of management regarding our businesses, strategies, financial performance and sustainability progress, as well as periodic visits to our facilities. **In the spring of 2023, our Board visited our headquarters in Mentor, Ohio, which also serves as our Materials Group's North American headquarters,** and met informally with members of that business' leadership. Visits to that facility, as well as to our Solutions Group innovation center in Miamisburg, Ohio and certain international facilities in Asia, are planned for 2024.

We provide directors with access to a boardroom news resource platform for them to keep informed of regulatory developments and market practices, and reimburse directors who attend continuing director education programs for fees and related expenses.

BOARD AND COMMITTEE EVALUATIONS

The Governance Committee oversees an annual performance evaluation of our Board, Chairman, Lead Independent Director and Board committees, including the Committee Chairs. Our Board views the evaluation process as integral to assessing its effectiveness and identifying opportunities for continued improvement. Through this process, we have continually improved Board functioning.

As part of this process, our directors historically had the opportunity to provide our Lead Independent Director candid feedback on other directors. **In 2023, the Governance Committee implemented a more formal process for directors to provide anonymized individual feedback on their peers to advance continuous improvement and assist with Board succession planning.** The summary below focuses on the broader Board/Committee evaluation process.

BOARD AND COMMITTEE EVALUATIONS

1

Process

- Written evaluations of Board/Committee
  - Composition, including balance and diversity of skills, qualifications and demographic backgrounds
  - Meeting materials
  - Meeting mechanics and structure
  - Fulfillment of responsibilities
  - Meeting content and conduct
  - Overall performance
  - Effectiveness of Chairman, Lead Independent Director and Committee Chairs
- One-on-one discussions with Governance Committee Chair to provide additional perspective on written evaluations

2

2023 Review of Results

- Discussion of anonymized evaluation results and feedback
  - Executive Chairman, Lead Independent Director/Governance Committee Chair and Corporate Secretary
  - Governance Committee
  - Board in executive session with Executive Chairman and CEO, discussing potential improvement opportunities
  - Committees in executive session, discussing potential improvement opportunities

3

Recent Improvement Actions

- Sharpened focus on **executive succession planning** and leadership development, appointing new CEO after having evaluated his attributes, experiences and strengths and determined that he was best positioned to lead our company into the future in which we believe every product will have a digital identity
- Enhanced **director succession planning with view toward more regular refreshment**, launching new director search in 2023 focused on candidates with retail/CPG or finance expertise that could also increase gender or racial/ethnic diversity on our Board, with Ms. Mejia being appointed to our Board in February 2024
- Advanced **strategic oversight**, expanding mentorships between individual directors and key business leaders and increasing Board engagement with members of management below senior leadership level
- Heightened focus on strategic priorities of **digital solutions** and **sustainability-driven innovation**, as well as **cybersecurity risk management**
- Continuous discussion of **M&A pipeline and potential targets**, as well as performance of acquired companies and integration learnings
- Refined **Board schedule and meeting process**, implementing additional executive sessions with our Executive Chairman and our CEO, as well as ones with each of them, and conducting certain Committee meetings virtually to expand time for in-person full Board meetings
- Continued regular **Executive Chairman and CEO engagement with directors between meetings** and increased time dedicated to executive sessions that exclude other members of management to provide greater time for Board-only discussion, after which independent directors generally meet in executive session

STOCKHOLDER ENGAGEMENT

We value feedback on our governance program and actively solicit input through stockholder engagement to ensure our practices reflect not only our evolving business strategies but also the expectations of our stakeholders. This supplemental engagement program and the feedback we received on governance matters are described in the proxy summary.

CONTACTING OUR BOARD

Our Board welcomes feedback from our stakeholders. We review all correspondence received from stockholders, discussing feedback received with senior management and/or our Board as appropriate. Stockholders and other interested parties may contact our Board, Executive Chairman, Lead Independent Director, any Committee Chair or any other individual director concerning business matters by writing to Board of Directors (or particular Board subgroup or individual director), c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

ITEM 1 – ELECTION OF DIRECTORS

Our Bylaws provide that the number of directors will be fixed from time to time by resolution duly approved by our Board. As previously disclosed, in February 2024, Julia Stewart notified our Board of her intention not to stand for reelection at the Annual Meeting. Our Board plans to fix the number of directors at 10 following Ms. Stewart's departure from our Board in April 2024.

Each of our nominees is presently serving on our Board and has consented to being named in this proxy statement and serving if elected by stockholders. All nominees are standing for election for a one-year term ending at the 2025 Annual Meeting.

Majority Voting Standard; Unelected Director Resignation Requirement

In voting for the election of directors, each share has one vote for each position to be filled and there is no cumulative voting. Our Bylaws provide for the approval by a majority of votes cast for the election of directors in uncontested elections like this one and require that an incumbent director who is not reelected tender his or her resignation from our Board. Our Board, excluding the tendering director, would be required to determine whether to accept the resignation – taking into account the recommendation of the Governance Committee and any other factors it considers appropriate – and publicly disclose its decision and rationale within 90 days from the date election results are certified.

Board Recommendation

Our Board recommends that you vote FOR each of our 10 director nominees.

The persons named as proxies will vote for their election, unless you specify otherwise. If any director nominee were to become unavailable prior to the Annual Meeting, your proxy would be voted for a substitute nominee designated by our Board or we would decrease the size of our Board.

SELECTION OF DIRECTOR NOMINEES

Directors are recommended by the Governance Committee for nomination by our Board and election by our stockholders. New directors may also be recommended by the Governance Committee for appointment to our Board, with their election by stockholders taking place at the next Annual Meeting. As shown in the Director Nominee Matrix in the proxy summary, **our director nominees bring a balance of industry and functional experiences and reflect diverse demographic backgrounds, allowing them to effectively discharge their oversight responsibilities.**

In evaluating whether to recommend a new or incumbent director nominee, the Governance Committee primarily considers the criteria described below.

- **Independence**, to ensure substantial majority of our Board is independent
- **U.S. public company leadership and/or Board experience and working or having worked outside the U.S.**, as well as **industry and functional experience**, in each case considering factors such as size, scope and complexity
- **Board service** at other U.S. public companies
- Experience in finance, accounting and/or executive compensation
- For incumbent directors, Board/Committee engagement and effectiveness, meeting attendance, compliance with our stock ownership policy, and mandatory retirement date
- Time commitments, including service on other boards; directors who are public company executive officers may not serve on more than one other U.S. public company board
- Potential conflicts of interest
- Demographic background; when evaluating nominees, the committee only considers (and requires any search firm engaged to provide) candidate slates that include highly qualified women and individuals from other underrepresented communities
- Ability to contribute to our company's **governance and sustainability** priorities and progress

The Governance Committee reviews the skills, qualifications and demographic background of any candidate with those of our current directors to ensure our Board has a broad diversity of experiences and viewpoints. Sources for identifying potential nominees include current Board members, senior management, executive search firms and investors.

The Governance Committee regularly reviewed the skills, qualifications, demographic backgrounds, ages, tenures and scheduled mandatory retirement dates of our directors and conducted Board succession planning to ensure that it continues to meet the needs of our businesses, effectively oversee management in executing our strategies and advance the interests of our stakeholders. Its search for new directors with retail/CPG or finance expertise led to Ms. Mejia's appointment to our Board in February 2024; the search for an additional director with finance expertise continues.

Stockholder Submission of Director Nominees

The Governance Committee considers stockholder nominees on the same basis as it considers all other nominees.

Advance Notice Nominees

Stockholders may recommend director candidates by submitting the candidate's name, together with his or her biographical information, professional experience, written consent to nomination and the other information required by our Bylaws, to Governance Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060. To be considered at the 2025 Annual Meeting, advance notice stockholder nominations must comply with the deadlines and other requirements described in the *Voting and Meeting Q&A* section of this proxy statement.

Proxy Access Nominees

A stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's stock continuously for at least three years is permitted to submit director nominees (up to 20% of the Board) for inclusion in our proxy materials, subject to the deadlines and other requirements described in our Bylaws. For information on submitting proxy access nominees for the 2025 Annual Meeting, refer to the *Voting and Meeting Q&A* section of this proxy statement.

BOARD REFRESHMENT AND DIRECTOR SUCCESSION PLANNING

Our Board's ongoing director succession planning is designed to ensure an independent, well-qualified Board.

Our Governance Committee's long-term objective is to position our Board for regular refreshment, ensure access to a broad new director candidate pool and achieve a more balanced tenure distribution with approximately one-third comprised each of newer directors, medium-tenure directors and longer-term directors.

Tenure

Our Governance Guidelines currently provide that directors are not subject to tenure limits. While tenure limits could help ensure regular Board refreshment, they could also result in the premature loss of a director who over a longer period of time has gained valuable experience and is continuing to significantly contribute to our Board and company.

Our Board determines its refreshment policies in light of our evolving strategies and financial position, exercising its discretion in the best interest of our company and stockholders. Certain of our stakeholders have suggested that longer-tenured directors may have decreased independence and objectivity. However, we believe that the removal of knowledgeable directors and loss of oversight consistency they bring – particularly during periods of senior leadership change, such as our recent CEO and Solutions Group President appointments – are important counterbalancing considerations.

Policies Supporting Regular Board Refreshment

Our Board has the policies described below to facilitate regular refreshment, with the described events having occurred since last year's Annual Meeting.

POLICY	DESCRIPTION	EVENTS OCCURRING AT/SINCE 2023 ANNUAL MEETING
Mandatory Resignation Policy	Incumbent directors not elected by stockholders must tender their resignation	All incumbent directors then standing for election were elected at the 2023 Annual Meeting.
Mandatory Retirement Policy	Directors must retire on date of annual meeting of stockholders that follows their reaching age 72; no exemptions or waivers allowed or granted	No directors were subject to mandatory retirement in 2023.
Resignation Tendered Upon Change in Principal Employment	Directors who change their principal occupation, position or responsibility must volunteer to resign	The following independent directors changed their principal employment in 2023: Ms. Reverberi assumed additional responsibilities as leader of Trinseo's Engineered Materials division; Mr. Hicks became Executive Chairman of Academy Sports + Outdoors, transitioning out of the roles of President and CEO; and Mr. Siewert retired from The Carlyle Group, continuing in an independent advisory capacity. In each case, the Governance Committee determined that the director should remain on our Board.
Prior Notice Requirement to Prevent Overboarding	Directors must give prior notice before accepting another U.S. public company directorship so that his/her ability to fulfill Board responsibilities may be evaluated if he/she serves on more than four other such boards	Mr. Wagner joined the board of BlackLine, Inc. in October 2023. With this appointment, he now serves on three other U.S. public boards, which is within our Governance Guidelines policy applicable to retired directors.

Upon the recommendation of the Governance Committee, Mr. Wagner and Mses. Mejia and Reverberi were appointed as independent directors to our Board in October 2022, February 2024 and February 2023, respectively. Mr. Stander joined our Board when he became CEO in September 2023. Mr. Anderson departed from our Board in November 2023 and Ms. Stewart will leave our Board in April 2024. We believe that this recent experience demonstrates regular Board refreshment.

Both the Governance Committee and our full Board discussed director succession planning at multiple meetings held in 2023 to oversee a search for new directors focused on candidates with retail/CPG or finance expertise to complement and advance the collective experience on our Board and also further enhance Board diversity.

BOARD COMPOSITION

Our Board supports and reflects our values, recognizing the benefits of diversity in the boardroom, including the healthy debate that results from different viewpoints that may stem from diverse backgrounds.

Age and Tenure

The average age and tenure of our director nominees is 61 and 8 years, respectively. Our director nominees include newer directors bringing fresh ideas and insights into the boardroom and longer-serving directors with deep institutional knowledge of our Board and company.

Gender and Racial/Ethnic Diversity

Our Governance Guidelines reflect that the Governance Committee seeks to recommend individuals with a broad diversity of experience, skills, geographic representation and demographic background. **While diversity is a consideration and an area of Board refreshment focus, the Governance Committee focuses on a candidate's overall profile to complement those of the existing members of our Board.** When evaluating director candidates, the Governance Committee only considers (and requires any search firm engaged to provide) candidate slates that include highly qualified women and individuals from other underrepresented communities; **two of our three most recently appointed independent directors increased the gender and/or ethnic diversity on our Board.**


DIRECTOR NOMINEE DEMOGRAPHICS
Age
Tenure
Diversity
AVG.
61 YEARS
50-59
60-69
70+
AVG.
8 YEARS
<1-4
5-10
11-14
15+
50%
DIVERSE
30% Women*
30% From Other Underrepresented Communities*
* One director included in both categories

2024 DIRECTOR NOMINEES

The following pages provide information on our 2024 director nominees, including their age, length of service, independence, current Board roles and business experience during at least the past five years. We also indicate the name of any other U.S. public company board on which each nominee currently serves or has served during the past five years.

For each nominee, we present select skills and qualifications, which includes U.S. public company leadership experience, U.S. public company board experience, areas of industry and functional experience, and experience working or having worked outside the U.S. The balance of skills, qualifications and demographic backgrounds on our Board is shown in the Director Nominee Matrix in the proxy summary; consistent with that disclosure, Select Skills and Qualifications excludes board service at U.S. public companies at which the individual served or serves as CEO, COO or CFO. All director nominees have demonstrated the ability to fulfill the time commitments necessary to serve on our Board and advance the long-term interests of our stockholders, as well as those of our other stakeholders.

ANDRES A. LOPEZ



Age 61

Director since February 2017

Independent

RECENT BUSINESS EXPERIENCE

O-I Glass, Inc., a glass container manufacturer and supplier to food and beverage brands

- President & CEO since January 2016
- COO & President, Glass Containers, from January 2015 to December 2015
- President, O-I Americas, from July 2014 to July 2015
- President, O-I Latin America, from April 2009 to July 2014

BOARD ROLES

Audit Committee Member
Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
O-I Glass, Inc.
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Oversees company with $7+ billion in revenues and ~24K employees in 2023

Industry and functional experience

- As leader of global glass company, brings packaging industry expertise, as well as extensive experience in materials science and industrial goods, in each case complementing our Materials Group
- Given impact of waste and recycling in glass value chain, technical expertise in environmental sustainability, as well as supervisory experience in finance, marketing, M&A, cybersecurity and R&D as CEO

Works/Has Worked Outside the U.S.

- Work assignments in Latin America

BRADLEY A. ALFORD

Age 67

Director since April 2010

Independent

RECENT BUSINESS EXPERIENCE

Nestlé USA, a nutrition, health and wellness company

- Chairman & CEO from January 2006 to October 2012

Nestlé Brands Company, an operating unit of Nestlé USA

- President & CEO from 2003 to December 2005

BOARD ROLES

Compensation Committee Member
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
Perrigo Company PLC
Past Five Years:
Conagra Brands, Inc.

SELECT SKILLS AND QUALIFICATIONS

U.S. public company board experience

- Concurrent service on one other board and prior service on other boards

Industry experience

- Technical expertise in consumer goods industry into which our Solutions Group sells with 42+ years in roles of increasing responsibility, as well as extensive experience in packaging, focused primarily on consumer goods

Functional experience

- Technical expertise in marketing, as well as supervisory experience in finance, M&A and R&D as regional CEO

Works/Has Worked Outside the U.S.

- Work assignments in Oceania

DEON M. STANDER

Age 55

Director since September 2023

Not Independent

RECENT BUSINESS EXPERIENCE

Avery Dennison Corporation

- President & CEO since September 2023
- President & COO from March 2022 to August 2023
- VP/GM, RBIS (now Solutions Group), from June 2015 to February 2022
- VP/GM, Global Commercial and Innovation, RBIS, from January 2013 to May 2015
- VP/GM, Global Commercial, RBIS, from October 2010 to December 2012

BOARD ROLES

Finance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
None
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Held roles of increasing responsibility at our company, including COO and CEO

Industry experience

- Led our Solutions Group business and oversaw our Materials Group as COO, with packaging industry expertise and extensive experience in digital, materials science and industrial goods

Functional experience

- Technical environmental sustainability expertise having led our enterprise Sustainability Council, with supervisory experience in finance, marketing, M&A, cybersecurity and R&D as CEO

Works/Has Worked Outside the U.S.

- Work assignments in Europe and Asia Pacific

FRANCESCA REVERBERI



Age 52

Director since February 2023

Independent

RECENT BUSINESS EXPERIENCE

Trinseo PLC, a specialty materials solutions provider

- SVP, Engineered Materials & Chief Sustainability Officer since August 2023
- SVP, Sustainable Plastics & Chief Sustainability Officer from July 2021 to July 2023
- SVP, Engineered Materials & Synthetic Rubber, from March 2020 to December 2021
- General Manager, Engineered Materials, from October 2019 to May 2021
- Global Senior Business Director, Performance Plastics, from December 2017 to October 2019

BOARD ROLES

Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
None
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

Industry experience

- Technical materials science expertise focused on applied science in plastics, as well as extensive experience in industrial goods, in each case complementing our Materials Group

Functional experience

- Serves as global sustainability leader, with technical expertise in environmental sustainability
- Advanced educational and professional engineering expertise, with supervisory experience in marketing as divisional leader

Works/Has Worked Outside the U.S.

- Works in Europe, region leading sustainability-related requirements

KEN C. HICKS



Age 71

Director since July 2007

Independent

RECENT BUSINESS EXPERIENCE

Academy Sports + Outdoors, a sports and recreation retailer

- Executive Chairman since June 2023
- Chairman, President & CEO from May 2018 to May 2023

Foot Locker, Inc., a specialty athletic retailer

- Executive Chairman from December 2014 to May 2015
- Chairman, President & CEO from February 2010 to November 2014
- President & CEO from August 2009 to February 2010

BOARD ROLES

Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
Academy Sports + Outdoors
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Led company then with $6.4 billion in annual revenues and ~22K employees

U.S. public company board experience

- Prior service on other boards

Industry experience

- 35+ years of retail industry expertise into which our Solutions Group sells, as well as extensive experience in consumer goods and packaging industries

Functional experience

- 35+ years of technical marketing expertise, including roles as merchandising leader at two retail companies, and supervisory experience in finance, M&A, environmental sustainability and cybersecurity as CEO

MARIA FERNANDA MEJIA



Age 60

Director since February 2024

Independent

RECENT BUSINESS EXPERIENCE

Newell Brands Inc.

- CEO, International, from February 2022 to February 2023

Kellogg Company

- SVP and President, Latin America, from November 2011 to February 2020

BOARD ROLES

Audit Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
None
Past Five Years:
Grocery Outlet

SELECT SKILLS AND QUALIFICATIONS

U.S. public company board experience

- Prior service on other boards

Industry experience

- 35+ years of consumer goods industry expertise into which our Solutions Group sells, as well as extensive experience in packaging, focused primarily on consumer goods

Functional experience

- Technical expertise in marketing, as well as supervisory experience in environmental sustainability and R&D as regional CEO

Works/Has Worked Outside the U.S.

- Work assignments in Latin America, Europe and Asia Pacific

MARTHA N. SULLIVAN



Age 67

Director since February 2013

Independent

RECENT BUSINESS EXPERIENCE

Sensata Technologies Holding PLC, a supplier of sensors and controls

- President & CEO from January 2013 to March 2020
- President & COO from April 2010 to December 2012
- COO from May 2006 to April 2010

Texas Instruments, Inc., Sensata's predecessor entity

- VP, Sensor Products, from 1997 to 2006

BOARD ROLES

Audit Committee Chair

OTHER PUBLIC COMPANY BOARDS

Current:
Sensata Technologies Holding PLC
Past Five Years:
Goldman Sachs Acquisition Holding Company Corp II

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Led company then with $3.5 billion in annual revenues and ~21K employees

Industry experience

- Industrial goods industry expertise and extensive materials science experience, in each case complementing our Materials Group, as well as extensive experience in technology from overseeing RFID business, complementing our Solutions Group

Functional experience

- Higher education in engineering and technical expertise in R&D, as well as supervisory experience in finance, marketing, M&A and environmental sustainability as CEO

MITCHELL R. BUTIER



Age 52

Director since April 2016

Not Independent

RECENT BUSINESS EXPERIENCE

Avery Dennison Corporation

- Executive Chairman since September 2023
- Chairman & CEO from March 2022 to August 2023
- Chairman, President & CEO from April 2019 to February 2022
- President & CEO from May 2016 to April 2019
- President & COO from November 2014 to April 2016
- SVP & CFO from June 2010 to October 2014; continued serving as CFO until March 2015
- VP, Global Finance, & CAO from March 2007 to May 2010

BOARD ROLES

Executive Chairman
Finance Committee Chair

OTHER PUBLIC COMPANY BOARDS

Current:
None
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Held roles of increasing responsibility at our company, including CFO, COO and CEO

Industry experience

- Served in positions of increasing responsibility in what is now our Materials Group, gaining packaging industry expertise and extensive materials science and industrial goods experience

Functional experience

- Technical finance expertise having served as CAO and CFO and environmental sustainability expertise from advancing our sustainability goals value-creation opportunities
- Supervisory experience in marketing, M&A, cybersecurity and R&D as CEO

Works/Has Worked Outside the U.S.

- Work assignments in Europe

PATRICK T. SIEWERT



Age 68

Director since April 2005

Independent

RECENT BUSINESS EXPERIENCE

The Carlyle Group, a diversified investment firm

- Retired Managing Director and Partner and Head of Consumer, Media and Retail, Asia, from April 2007 to June 2023

The Coca-Cola Company, a beverage company

- Executive Committee member and Group President, Asia, from August 2001 to March 2007

BOARD ROLES

Lead Independent Director
Governance Committee Chair
Audit Committee Member
Finance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
Mondelēz International, Inc.
Past Five Years:
None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company board experience

- Concurrent service on one other board

Industry experience

- Consumer goods industry expertise having led regional division of global beverage company into which our Solutions Group sells and extensive experience in materials science and industrial goods industries, complementing our Materials Group

Functional experience

- Finance and 15+ years of M&A expertise, advising on investments in consumer goods businesses and leading consumer, medial and retail investment practices in Asia Pacific, as well as supervisory experience in marketing and R&D as regional President

Works/Has Worked Outside the U.S.

- 25+ years working in Asia Pacific

WILLIAM R. WAGNER



Age 57

Director since October 2022

Independent

RECENT BUSINESS EXPERIENCE

GoTo Group, Inc. (formerly LogMeIn, Inc.), a provider of software as a service and cloud-based remote work tools

- President & CEO from December 2015 to January 2022
- President & COO from January 2015 to December 2015
- COO from May 2013 to December 2014

BOARD ROLES

Audit Committee Member
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
BlackLine, Inc.
Akamai Technologies, Inc.
Semrush Holdings, Inc.
Past Five Years:
LogMeIn, Inc.

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience

- Led company then with $1+ billion in annual revenues and ~4K employees

U.S. public company board experience

- Concurrent service on three other boards

Industry experience

- 25+ years of digital/technology industry expertise, as well as extensive experience in technology-based consumer goods, in each case complementing our Solutions Group and our strategy to lead at the intersection of the physical and digital

Functional experience

- Technical cybersecurity expertise, as well as marketing expertise as functional leader at two technology companies; supervisory experience in finance, M&A and R&D as CEO

DIRECTOR COMPENSATION

In recommending non-employee director compensation to our Board, the Compensation Committee seeks to **target compensation around the median** of similar-size companies with which we compete for director talent. **The majority of compensation is delivered in equity** to align director interests with those of our stockholders.

Annual Target Compensation

The components of our 2023 non-employee director compensation program are shown in the charts below.

2023 NON-EMPLOYEE DIRECTOR COMPENSATION

Target Grant Date Fair Value of RSUs	**$170K**
Board Retainer	**$100K**
Match of Charitable/Educational Contributions	**$ 10K**
Additional Retainers*	
Lead Independent Director	$ 30K
Audit Committee Chair	$ 25K
Compensation Committee Chair	$ 20K
Governance Committee Chair	$ 20K

Charitable Match
Board Retainer
$280K
RSUs

* There is currently no additional Finance Committee Chair retainer because our Executive Chairman is serving in that capacity.

Our 2017 Incentive Award Plan limits the sum of the grant date fair value of equity awards and the cash compensation provided to non-employee directors during any calendar year to $600,000.

Compensation Setting

Non-employee director compensation is reviewed by the Compensation Committee every three years. In February 2024, the Compensation Committee's independent compensation consultant analyzed trends in non-employee director compensation and assessed our program's market competitiveness.

Using benchmark data from public filings of companies in the Fortune 350-500, WTW recommended the following adjustments to non-employee director compensation: the target grant date fair value of the annual RSU award increase by $15,000; the Board retainer increase by $15,000; the additional retainer for our Lead Independent Director increase by $15,000; and the additional retainers for our Audit, Compensation and Governance Committee Chairs increase by $10,000, $5,000 and $5,000, respectively. These modest increases would bring total direct compensation for regular Board service to $300,000 (or $310,000 with the charitable match), the projected median of Fortune 350-500 companies in 2027, the next time the Compensation Committee plans to review the program. Giving consideration to the advice of WTW, the Compensation Committee recommended to our Board that the target grant date fair value of the annual award of RSUs be increased to $185,000; the Board retainer be increased to $115,000; the additional retainer of our Lead Independent Director be increased to $45,000; and the additional retainers for our Audit, Compensation and Governance Committee Chairs be increased to $35,000, $25,000 and $25,000, respectively.

Upon the recommendation of the Compensation Committee, our Board approved the revised non-employee director compensation program, effective as of the date of the Annual Meeting.

Stock Ownership Policy

Our stock ownership policy requires non-employee directors to own at least $500,000 of our company stock, 50% of which must be held in vested shares. Only shares owned directly or in a trust, DSUs and unvested RSUs subject to time-based vesting are measured to determine policy compliance.

All of our non-employee directors have achieved the minimum ownership required by our stock ownership policy other than Mr. Wagner and Mses. Reverberi and Mejia who have five years from the date of their respective Board appointment to achieve that level. **The average ownership of all other then-serving non-employee directors was 12x the minimum ownership requirement at year-end 2023**.

Equity Compensation

The annual equity award to non-employee directors consists of RSUs that vest on the one-year anniversary of the grant date, consistent with the one-year term to which directors are elected. Unvested RSUs (i) fully vest upon a director's death, disability, retirement from our Board after reaching age 72 or termination of service within 24 months after a change of control and (ii) are cancelled in the event a director is not reelected by stockholders or leaves our Board before vesting, unless otherwise determined by the Compensation Committee. On May 1, 2023, each of our then-serving non-employee directors was awarded 971 RSUs with a grant date fair value of $166,978.

On February 23, 2023, in connection with her appointment to our Board, Ms. Reverberi received an award of 155 RSUs with a grant date fair value of $27,817, reflecting the annual equity award of $170,000 prorated for the remaining two months of the term ending at the 2023 Annual Meeting.

Following his departure from our Board in November 2023 and as permitted by our 2017 Incentive Award Plan, the Compensation Committee determined to accelerate the vesting of the RSUs granted to Mr. Anderson on May 1, 2023 in recognition of his decade-plus service on our Board.

Deferrable Cash Compensation

Annual retainers are paid semiannually and prorated for any director's partial service during the year. Our non-employee directors may elect to receive this compensation in (i) cash, either paid directly or deferred into an account under our Directors Variable Deferred Compensation Program (DVDCP), which accrues earnings at the rate of return of certain bond and equity investment funds managed by a third party; (ii) DSUs credited to an individual account pursuant to our Directors Deferred Equity Compensation Program (DDECP); or (iii) a combination of cash and DSUs. In 2023, none of our then-serving non-employee directors participated in the DVDCP and four of them participated in the DDECP. Dividend equivalents, representing the value of dividends paid on shares of our common stock calculated based on the number of DSUs held as of a dividend record date, are reinvested on the applicable payable date in the form of additional DSUs.

When a participant in the DDECP ceases serving as a director, the dollar value of the DSUs in his or her account is divided by the closing price of our common stock on the last date of the director's service, with the resulting number of shares of our common stock, less fractional shares, issued to the director. In connection with his departure from our Board effective November 30, 2023, Mr. Anderson was issued 13,102 shares of our common stock reflecting his DDECP account balance on that date.

Charitable Match

We match up to $10,000 per year of each non-employee director's documented contributions to charitable organizations or educational institutions.

DIRECTOR COMPENSATION TABLE

Name[(1)]	Fees Earned or Paid in Cash[(2)]	Stock Awards[(3)]	All Other Compensation[(4)]	Total
Bradley A. Alford	$100,000	$166,978	$ 2,000	$268,978
Anthony A. Anderson[(2)]	$ 50,000	$166,978	—	$216,978
Ken C. Hicks	$100,000	$166,978	$10,000	$276,978
Andres A. Lopez	$100,000	$166,978	—	$266,978
Francesca Reverberi	$100,000	$194,795	—	$294,795
Patrick T. Siewert	$150,000	$166,978	$10,000	$326,978
Julia A. Stewart	$120,000	$166,978	$10,000	$296,978
Martha N. Sullivan	$125,000	$166,978	$10,000	$301,978
William R. Wagner	$100,000	$166,978	$10,000	$276,978

(1) Messrs. Butier and Stander do not appear in the table because they serve as Executive Chairman and CEO of our company, respectively, and receive no additional compensation to serve on our Board. Ms. Mejia does not appear on the table because she was not a director during 2023.

(2) Amounts represent retainers earned as shown in the table below. At their election, the following directors had, for one or more years during their service, deferred compensation through the DDECP, with the following number of DSUs in their accounts as of December 30, 2023, the last day of our 2023 fiscal year: Mr. Alford – 22,398; Mr. Hicks – 15,330; Mr. Lopez – 1,649; Ms. Stewart – 43,303; and Ms. Sullivan – 13,864. Following his departure from our Board in November 2023, Mr. Anderson was issued 13,102 shares of our common stock reflecting his DDECP account balance, less fractional shares, on his separation date.

Director	Board Leadership Roles	Board Retainer	Committee Chair Retainer	Lead Director Retainer
Alford		$100,000	—	—
Anderson		$ 50,000	—	—
Hicks		$100,000	—	—
Lopez		$100,000	—	—
Reverberi		$100,000	—	—
Siewert	Lead Independent Director, Governance Committee Chair	$100,000	$20,000	$30,000
Stewart	Compensation Committee Chair	$100,000	$20,000	—
Sullivan	Audit Committee Chair	$100,000	$25,000	—
Wagner		$100,000	—	—

(3) Amounts reflect the grant date fair values of RSUs in accordance with Accounting Standards Codification Topic 718, Compensation, Stock Compensation (ASC 718). Fair values were determined based on the fair market value of our common stock on the respective grant date, adjusted for foregone dividends. Each non-employee director serving at year-end 2023 held 971 unvested RSUs, except that Ms. Reverberi held 1,126 unvested RSUs.

(4) Amounts reflect our match of documented contributions made to charitable organizations or educational institutions.

ITEM 2 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

After considering the preliminary voting results of the advisory vote on the frequency of say-on-pay votes at the 2023 Annual Meeting, our Board determined to continue holding say-on-pay votes annually. The advisory vote is a vote to approve the compensation of our NEOs, as described in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* sections of this proxy statement. It is not a vote on our general compensation policies or any specific element of compensation, the compensation of our non-employee directors, our CEO pay ratio or pay vs. performance disclosures, or the features of our compensation program that mitigate excessive risk-taking.

The results of the advisory vote are not binding on our Board. However, consistent with its historical practice, the Compensation Committee will disclose its consideration of the vote results in the *Compensation Discussion and Analysis* section of our 2025 proxy statement.

Board Recommendation

We are committed to maintaining ongoing engagement with our investors to discuss the alignment of our executive compensation program with our strategies and the incentives it provides our leaders to deliver strong financial performance and continuous sustainability progress, creating superior long-term, sustainable value for our customers, investors, employees and communities.

Our Board recommends that you vote FOR approval, on an advisory basis, of our executive compensation.

Properly dated and signed proxies will be so voted unless you specify otherwise.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

This CD&A* describes our executive compensation program and the decisions of the Compensation Committee (referred to in this CD&A as the "Committee") regarding 2023 executive compensation. It includes the sections shown below.

EXECUTIVE SUMMARY

Our strategic pillars and related 2023 achievements are described in the proxy summary. **We have consistently executed our business strategies, delivering long-term, sustainable value for our investors.** We believe that this value is best measured by our TSR and cumulative EVA, both of which are performance objectives used in our LTI program and inform how we set our goals for sales growth, operating margin improvement, asset efficiency, ROTC and capital allocation.

Highlights of our financial performance are shown below. Our overriding focus remains on ensuring the long-term success of our stakeholders, and, as described in the proxy summary, we have a clear set of strategies to deliver for them.

Progress Toward 2025 Financial Targets

In March 2021, we announced financial targets through 2025. Given the challenges we experienced in 2023, our progress toward these long-term targets slowed during the year; however, we expect significant progress in 2024 as label and apparel markets rebound and growth in our Intelligent Labels business accelerates.

* This CD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the expected results, performance or achievements expressed or implied thereby. For a detailed discussion of these risks, see Part I, Item 1a, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our 2023 Annual Report. Statements contained in this CD&A regarding our company and business performance targets and goals should not be interpreted as management's expectations, estimates of future results or other guidance.

In 2021-2023, on a three-year compound annual basis (with 2020 as the base period), GAAP reported net sales increased by 6.3%, while GAAP operating income, net income and EPS decreased by 1.1%, 3.3% and 2.1%, respectively. GAAP reported operating margin in 2023 was 9.4%.

	2021-2025 Targets	2021-2023 Results[1]
Sales Change Ex. Currency[2]	5%+	7.7%
Adjusted EBITDA Growth[2][3]	6.5%	5.7%
Adjusted EBITDA Margin	16%+ in 2025	15.1% in 2023
Adjusted EPS Growth[2]	10%	3.6%
ROTC	18%+	12.4% in 2023

(1) Results for non-GAAP measures are reconciled from GAAP in Appendix A of this proxy statement.
(2) Percentages for targets reflect five-year compound annual growth rates, with 2020 as the base period. Percentages for results reflect three-year compound annual growth rates, with 2020 as the base period.
(3) Although adjusted EBITDA growth was not one of our original financial targets, it was implied by our sales change ex. currency and adjusted EBITDA margin targets. The foreign currency translation impact to EBITDA was a benefit of approximately $38 million in 2021 and a headwind of approximately $81 million and $20 million in 2022 and 2023, respectively.

2023 Financial Performance

Although a lower demand environment driven primarily by inventory destocking downstream from our company resulted in a challenging year in which we did not realize our annual performance expectations, we delivered sequential improvement each quarter and continued advancement in key growth areas such as Intelligent Labels. Key financial results for the year are shown below.

2023 FINANCIAL RESULTS

Net Sales	Reported EPS	Cash From Operating Activities	Net Income
$8.4B	**$6.20**	**$826.0M**	**$503.0M**
Reported net sales decreased by 7.5% from $9.0 billion in 2022, reflecting lower volume primarily as a result of inventory destocking; sales ex. currency declined by 6.9%	Reported EPS decreased from $9.21 in 2022; adjusted EPS decreased from $9.15 in 2022 to $7.90, primarily reflecting lower volume, partially offset by productivity and restructuring actions	We used adjusted free cash flow of $591.9 million to acquire three companies, make one venture investment, pay dividends of $256+ million and repurchase $137+ million in shares of our common stock	Delivered ROTC of 12.4%

Effective Capital Allocation

We have invested in our businesses to support organic growth and acquired companies that expand our capabilities in high-value product categories, increase our pace of innovation and advance our sustainability priorities. Our fixed and IT capital spending in 2023 of $285.1 million was comparable to 2022, reflecting our continued investment in high-value categories, particularly our Intelligent Labels business. During the year, we acquired Thermopatch, Lion Brothers and Silver Crystal; together, these acquisitions expand the external embellishments portfolio in our Solutions Group. We also made one venture investment in a company developing technological solutions that we believe have the potential to advance our strategies.

In 2023, we paid $256.7 million in dividends of $3.18 per share and repurchased 0.8 million shares of our common stock. **We raised our quarterly dividend rate by ~8% in April 2023.**

As shown below, **over the last five years, we have deployed over $2 billion to acquisitions (including venture investments) and returned over $2 billion to stockholders in dividends and share repurchases**.

CAPITAL ALLOCATION HIGHLIGHTS



$2,000
$1,600
$1,200
$800
$400
$0
($M)
$6.5
$237.7
$189.7
$350.4
$104.3
$196.8
$1,477.6
$180.9
$220.6
$39.5
$379.5
$238.9
$224.9
$137.5
$256.7
2019
2020
2021
2022
2023
Dividends
Share Repurchases
Acquisitions

Longer-Term TSR Outperformance

Although our TSR in 2023 was modestly below the TSR of the S&P 500 Index and the S&P 500 Industrials Index and modestly above the Dow Jones U.S. Container & Packaging Index, **our five-year cumulative TSR significantly outperformed all three of these comparator groups.**

5-YEAR CUMULATIVE TSR



150%
120%
90%
60%
30%
0%
145%
107%
94%
53%
2018
2019
2020
2021
2022
2023
AVY
S&P 500 Index
S&P 500 Industrials Index
Dow Jones U.S. Container & Packaging Index

1-, 3- AND 5-YEAR TSR

	AVY	S&P 500 Index	S&P 500 Industrials Index	Dow Jones U.S. Container & Packaging Index
2019	49%	31%	29%	29%
2020	21%	18%	11%	21%
2021	41%	29%	21%	11%
2022	(15)%	(18)%	(5)%	(18)%
2023	**14%**	**26%**	**18%**	**8%**
3-Year TSR	**37%**	**33%**	**35%**	**(2)%**
5-Year TSR	**145%**	**107%**	**94%**	**53%**

2023 Say-on-Pay Vote and Feedback During Stockholder Engagement

At the 2023 Annual Meeting, ~93% of our stockholders approved our executive compensation. The level of support we received was relatively consistent with the high approval rates we received in recent years. **The Committee believes that our strong say-on-pay vote results, as well as the feedback related to our executive compensation program we have received during our engagements with investors, demonstrate overall support of our program.**

The Committee makes changes to our executive compensation program as appropriate to ensure it aligns with our evolving financial profile, business strategies and sustainability priorities or address feedback from our investors. We believe that this ongoing review and the actions taken over time demonstrate the Committee's commitment to paying for performance and being responsive to investor feedback.

2023 NEOs

In this CD&A and the *Executive Compensation Tables* section of this proxy statement, we provide compensation information for our 2023 NEOs shown below.

2023 NEOs

	Name	Title at YE	NEO Type	Executive Level	U.S./Non-U.S.
1	Deon M. Stander	President & CEO	Corporate	1	U.S.
2	Mitchell R. Butier	Executive Chairman (former CEO)	Corporate	1	U.S.
3	Gregory S. Lovins	SVP & CFO	Corporate	2	U.S.
4	Francisco Melo	President, Solutions Group (Solutions)	Solutions	2	Non-U.S.
5	Deena Baker-Nel	SVP & CHRO	Corporate	3	U.S.
6	Nicholas R. Colisto	SVP & CIO	Corporate	3	U.S.

Leadership Transition

As discussed in the proxy summary, our Board executed a well-developed CEO succession planning process in May 2023, appointing Mr. Stander as President/CEO and Mr. Butier as Executive Chairman, in each case effective September 1, 2023.

In connection with their transition to these roles, giving consideration to the advice of its independent compensation consultant, WTW, the Committee made the decisions described below related to their compensation. **Given the timing of the CEO transition, the compensation of Messrs. Stander and Butier for 2023 largely reflected their compensation as President/COO and CEO, respectively.**

- For Mr. Stander, increased his annual base salary from $700,000 to $1.1 million and his target AIP opportunity from 75% to 135% of base salary, in each case effective September 1, 2023 (with his 2023 AIP award to be prorated based on the portion of the year in which he served as COO and the portion of the year in which he served as CEO). The Compensation Committee preliminarily aligned to increase his target LTI opportunity from 300% to 550% of base salary, effective with the annual LTI award on March 1, 2024, subject to its review of market pay for similar roles at that time. In addition, the Committee approved a special promotion award to Mr. Stander on September 1, 2023 of stock options with a grant date fair value of approximately $3 million, 50% of which vests on each of the third and fourth anniversaries of the grant date, subject to his continued service. Mr. Stander's annualized target TDC of $8.6 million (excluding the special promotion award) was set less than the market median; the Committee believed that positioning his compensation at the market 40th percentile compensated him within a reasonable CEO market range but reflected that he was new to the CEO role.

- For Mr. Butier, reduced his annual base salary from $1.3 million to $1 million and his target AIP opportunity from 160% to 120% of base salary, in each case effective September 1, 2023 (with his 2023 AIP award to be prorated based on the portion of the year in which he served as CEO and the portion of the year in which he served as Executive Chairman). He received no special LTI award in connection with his role change. The Committee set Mr. Butier's annualized target TDC consistent with the market median for an executive chairman role, reflecting the mentorship and guidance he would be providing to help ensure a smooth CEO transition.

Overview of Pay Philosophy and Executive Compensation Components

Our executive compensation program reflects the Committee's philosophy that a substantial majority of compensation should be tied to our success in achieving our financial objectives and creating stockholder value, providing higher realized compensation when we deliver superior, sustained performance. The objectives of this strategy are to motivate our executives to achieve our annual and long-term financial goals.

The Committee implements its pay-for-performance philosophy as follows:

- Establishing target TDC to incent strong operational and financial performance and stockholder value creation, giving consideration to median pay at similar-size companies, role responsibilities, individual performance, tenure, retention and succession
- Aligning annual incentives for executives with our financial goals for the year
- Rewarding long-term performance using absolute and relative TSR, as well as cumulative EVA, to focus our executives on delivering sustainable stockholder value creation

The substantial majority of target TDC is performance-based, meaning that our NEOs ultimately may not realize the value of at-risk components if we fail to achieve the designated performance objectives. Incentive compensation consists of target award opportunities under our AIP and our LTI compensation program, with payouts determined based on our performance against the threshold, target and maximum levels established by the Committee. The Committee structures annual incentive compensation to reward NEOs primarily based on company or business performance to align their compensation with stockholder interests. The mix and elements of NEO target TDC are shown below.


ANNUALIZED TARGET TDC MIX
2023 TARGET TDC MIX
87% at Risk
CEO*
Salary 13%
AIP Award 17%
PUs 35%
MSUs 35%
69% at Risk
Avg. of Other NEOs**
Salary 31%
AIP Award 19%
PUs 25%
MSUs 25%

* Mr. Stander's annualized target TDC reflects his compensation package as CEO, excluding his special promotion award of stock options with a grant date fair value of approximately $3 million.

** Mr. Butier is excluded because his target 2023 TDC primarily reflected his compensation as CEO given the timing of our leadership transition. Mr. Melo's target TDC mix included in the average reflects his target TDC as President, Solutions Group.

ELEMENTS OF NEO TARGET TDC

		LTI Compensation	
		Corporate NEOs	**Solutions NEO**
Performance-Based	**PUs**	• 50% of LTI with payout = 0% to 200% of target award • 3-year performance period - Company EVA (50%) - Company Relative TSR (50%)	• 50% of LTI with payout = 0% to 200% of target award • 3-year performance period - Solutions Group EVA (75%) - Company Relative TSR (25%)
		• Relative TSR payout capped at 100% if absolute TSR is negative	
	MSUs	• 50% of LTI with payout = 0% to 200% of target award • 100% Absolute TSR[(3)] • 1-, 2-, 3- and 4-year performance periods	
		Annual Incentive Compensation	
	AIP Award*	Adjusted EPS 60% Adjusted Free Cash Flow 20% Adjusted Sales Growth 20%	Adjusted EPS 15% Solutions Adjusted Free Cash Flow 40% Solutions Adjusted Net Income 45%
		• Drives performance consistent with annual company or business financial goals • Individual performance modifier based on achievement against predetermined strategic and sustainability objectives (generally capped at 100% for NEOs)	
	Base Salary	• Annual fixed-cash compensation generally set around market median	

* AIP award for Solutions NEO (Mr. Melo) reflects his performance objectives and weightings for the nine months of the year he served as President, Solutions Group. He had different performance objectives and weightings for the three months of the year he served as SVP/GM, Avery Dennison Smartrac. His 2023 AIP award would have been prorated to reflect the respective performance objectives and weightings had not the payout been zero.

In the graph below, CEO compensation for 2019 through 2022 reflects Mr. Butier's compensation as reported in our Summary Compensation Tables for those years and, for 2023, Mr. Stander's compensation as reported in our 2023 Summary Compensation Table. Our CEO pay has generally reflected our cumulative TSR except that Mr. Stander's pay in 2023 was substantially lower than prior-year amounts for Mr. Butier because it primarily reflected his compensation as COO, which was significantly lower than Mr. Butier's as CEO, as well as his special award of stock options with a grant date fair value of approximately $3 million granted in connection with his promotion to CEO.



FIVE-YEAR CEO PAY AND CUMULATIVE TSR


145%
$8.5
$8.7
$12.4
$9.1
$6.1
YE 2018
2019
2020
2021
2022
2023
CEO transition (9/1/23)
CEO Pay ($M)
TSR (%)

Strong Compensation Governance Practices

Our executive compensation program incorporates the best practices shown below, which the Committee believes ensure that it serves the long-term interests of our stockholders.

PAY FOR PERFORMANCE		
Compensation Primarily Performance-Based	✓	87% of CEO's annualized target TDC and 69% of average 2023 target TDC of other NEOs (excluding Mr. Butier)
Capped Annual Incentive Set Considering Guidance and Long-Term Targets	✓	AIP award based on achieving adjusted EPS at or above midpoint of annual guidance and other performance objectives consistent with annual financial goals, subject to limited upward and unlimited downward discretion based on Committee's assessment of performance of our CEO against predetermined strategic objectives and other NEOs' individual contributions; awards capped at 200% of target and individual modifiers for NEOs generally capped at 100%
Majority Long-Term Equity Incentive Compensation	✓	LTI awards prioritize longer-term stockholder value creation, with PUs cliff-vesting at end of 3-year period and MSUs vesting over 1-, 2-, 3- and 4-year performance periods
Strategic Targeting	✓	Target TDC (base salary + target AIP opportunity + target LTI opportunity) set to incent strong performance and value creation, giving consideration to pay at similar-size companies, role responsibilities, performance, tenure, retention and succession
COMPENSATION BEST PRACTICES		
No Employment Contracts	✓	NEOs employed without contract unless required by applicable laws in their home country
Rigorous Stock Ownership Policy	✓	CEO required to maintain ownership of 6x his base salary and owned 10x this requirement at YE 2023; Executive Chairman, Level 2 NEOs and Level 3 NEOs required to maintain ownership 6x, 3x and 2x of base salary, respectively
No Hedging or Pledging	✓	Insider trading policy prohibits officers from engaging in short sale, option, hedging and pledging transactions in our common stock and all NEOs complied during 2023
Limited Trading Windows	✓	NEOs may only transact in company stock during approved trading windows after satisfying preclearance requirements, including certifying continued compliance with our stock ownership policy
Median Burn Rate	✓	Three-year average burn rate of 0.50% at YE 2023, in line with 50th percentile of S&P 500 companies
Compensation Clawbacks	✓	Incentive compensation determined to be erroneously received by executive officers subject to clawback in event of accounting restatement
No Excise Tax Gross Ups	✓	No gross-up payments for excise taxes for termination following change of control
Double Trigger Equity Vesting	✓	Equity awards not accelerated upon change of control unless terminated without cause or terminate employment for good reason within 24 months of change of control
Limited Perquisites	✓	Other than capped financial planning reimbursement only for CEO and Level 2 NEOs and payment for annual physical examinations, U.S. NEOs receive flat taxable executive benefit allowance not subject to tax gross-up
Reasonable Severance Benefits	✓	Severance for qualifying termination: CEO: 2x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) All other NEOs (excl. Mr. Butier): 1x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium)
Limited Change of Control Benefits	✓	Enhanced severance for qualifying termination within 24 months following a change of control: CEO: 3x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) + prorated target AIP award for year of termination Level 2 NEOs only: 2x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) + prorated target AIP award for year of termination
STRONG GOVERNANCE		
Independent Oversight	✓	Committee comprising independent directors with executive compensation decisions
Expert Compensation Consultant	✓	WTW provides Committee with expert executive compensation advice

Integration of Sustainability Progress Tied to Strategy

In recent years, the Committee has engaged in discussions with its compensation consultant, WTW, and management and reviewed market practices regarding the integration of our sustainability progress into our executive compensation program. The Committee noted that one of our strategic pillars is leading in an environmentally and socially responsible manner, and its aim is to approve executive compensation that reflects our strategies and incents achievement of company goals.

The Committee has determined that our executive compensation program holds our leaders accountable and rewards their delivery of sustainability-related results. The Committee has noted, among other things, the factors described below.

- Approximately **one-quarter of the measures on our 2023 business group scorecards related to sustainability,** incenting our leaders to achieve these objectives and providing visibility and accountability to ensure continuous advancement. These scorecards help surface underperforming progress and offer an assessment tool in year-end performance discussions.
- Our **senior leadership, including our NEOs and Vice Presidents, is accountable for driving our sustainability progress.** In making their compensation decisions, managers consider not only financial or business achievements, but also an individual's success in advancing our sustainability goals, consistent with our company's values and strategies.
- Although the AIP financial modifier does not include quantitative sustainability-related measures, **our financial performance in part reflects the success of our sustainability-driven products and solutions**. In addition, a component in determining an AIP award is the individual modifier, which reflects a qualitative assessment of overall performance, including sustainability-related achievements, and can increase or decrease an executive's AIP award.
- **Diversity and Sustainability are two of our company's values.** Our annual Leadership Excellence Awards are granted to individuals and teams globally in each of these categories, with recipients generally receiving at least a 120% individual modifier on their AIP award. In 2023, 38 employees received awards for either diversity or sustainability, with 17 additional individuals recognized for their work in their communities.

The Committee recognizes that our sustainability progress has helped us deliver financial success in recent years. **We have consistently innovated more sustainable solutions, which have provided significant competitive advantage, helping drive our success in the marketplace and deliver for our stakeholders.**

The Committee has committed to regularly reviewing evolving stakeholder expectations and market practices, and reevaluating the continued appropriateness of its approach to the integration of sustainability progress in executive compensation. Reviewing benchmark data on market practices with management and WTW, the Committee observed that the majority of S&P 500 companies report considering sustainability performance in their executive compensation programs, with most doing so similarly to the way we do. **In 2023, during its discussion of the feedback from our 2023 stockholder engagements, the Committee aligned to maintain its approach to the consideration of sustainability matters in setting and approving executive compensation, noting that certain investors had advised caution in incorporating quantitative sustainability targets, which can be difficult to objectively measure.**

SUMMARY OF 2023 COMPENSATION DECISIONS

The Committee approves executive compensation to pay for performance, with the target TDC of NEOs established to incent strong financial performance and stockholder value creation. Compensation is predominantly performance based, meaning that our executives may not ultimately realize some or all of the at-risk components if we fail to achieve our financial objectives.

In determining 2023 NEO compensation, the Committee considered the factors described below.

- **Annual Company Performance** – For Corporate NEOs, our company's 2023 adjusted sales growth, adjusted EPS and adjusted free cash flow; for our Solutions NEO, primarily the adjusted net income and adjusted free cash flow of his business and secondarily adjusted EPS
- **Stockholder Returns** – Our TSR on an absolute basis, as well as relative to a designated group of peer companies
- **Individual Performance** – Our CEO's performance against the predetermined strategic objectives established for him at the beginning of the year and the individual contributions of our other NEOs
- **Market Competitiveness** – Pay practices and company performance relative to the market
- **Investor Feedback** – The results of our 2023 say-on-pay vote and the feedback on executive compensation received during our stockholder engagement program

The key elements of 2023 NEO target TDC are described in the table shown below. **While we provide consistent, market-competitive target TDC opportunities for our NEOs, the actual compensation they realize each year varies based on our financial performance.**

2023 EXECUTIVE COMPENSATION SUMMARY

Component	Decisions Impacting 2023 Compensation
BASE SALARY 13% of annualized CEO TDC; Avg. 31% of 2023 TDC for Other NEOs (excl. Butier)	Effective April 2023, Mr. Butier received a base salary increase of ~8% and Ms. Baker-Nel and Messrs. Stander and Lovins each received base salary increases of ~7%, in each case to more closely align them with market data for similar roles; Mr. Colisto received a base salary increase of 3.5% consistent with the average increase for our U.S. employees. Based on their previously increased base salaries (as applicable), Mr. Melo's base salary increased by ~19% when he became Solutions President effective April 2023, and Mr. Stander's base salary increased by ~47% when he became CEO and Mr. Butier's base salary decreased by ~23% when he became Executive Chairman, in each case effective September 2023.
TARGET AIP AWARD 17% of annualized CEO TDC; Avg. 19% of 2023 TDC for Other NEOs (excl. Butier)	The following NEO target AIP opportunities changed due to promotion: Mr. Melo's increased from 50% to 60% of base salary when he became Solutions President, effective April 2023, and Mr. Stander's increased from 75% to 135% of base salary when he became CEO, effective September 2023. When he was CEO, Mr. Butier's 2023 target AIP opportunity increased from 140% to 160% of base salary to position his pay at the 70th percentile of market data for companies with annual revenues of $10 billion, acknowledging his strong performance delivering top-quartile TSR and mitigating the chance that his target TDC would fall below the market median before 2026, the next time the Committee planned to review his compensation, consistent with its approach of doing so every three years. Although our CEO transition occurred later in 2023, at the time of approval the Committee was focused on appropriately compensating Mr. Butier as a long-serving, highly successful CEO. Mr. Butier's target AIP opportunity subsequently decreased from 160% to 120% of base salary when he became Executive Chairman, effective September 2023. The 2023 AIP awards for Messrs. Stander, Butier and Melo would have been prorated based on their previous opportunities of 75%, 160% and 50% of base salary, respectively, and their fiscal year-end opportunities of 135%, 120% and 60% of base salary, respectively, had the payouts not been zero. Company and/or Solutions performance resulted in financial modifiers of 0% for all NEOs. Individual modifiers for all NEOs, which had no impact on AIP payouts given the 0% financial modifiers, were 100%. None of our NEOs received an AIP award for 2023.

2023 EXECUTIVE COMPENSATION SUMMARY

Component	Decisions Impacting 2023 Compensation
TARGET LTI AWARD (50% PUs, 50% MSUs) 70% of CEO annualized TDC; Avg. 50% of 2023 TDC for Other NEOs (excl. Butier)	**Annual LTI Awards Granted in 2023** • When he was CEO, Mr. Butier's 2023 target LTI opportunity increased from 585% to 700% of base salary to position his pay at the 70th percentile of market data for companies with annual revenues of $10 billion, acknowledging his strong performance delivering top-quartile TSR and mitigating the chance that his target TDC would fall below the market median before 2026, the next time the Committee planned to review his compensation, consistent with its approach of doing so every three years. Although our CEO transition occurred later in 2023, at the time of approval the Committee was focused on appropriately compensating Mr. Butier as a long-serving, highly successful CEO. Mr. Butier's target LTI opportunity as Executive Chairman had not been determined at the time of his role change. In connection with his promotion to Solutions President, Mr. Melo's target LTI opportunity increased from 120% to 180% of base salary effective March 2023. The Committee preliminarily aligned to increase Mr. Stander's target LTI opportunity from 300% to 550% of base salary, effective March 2024, subject to its review of market pay for similar roles at that time. There were no other changes to NEO target LTI opportunities in 2023. • 50% in PUs that cliff-vest at the end of three-year period with payouts ranging from zero to 200% based on the achievement of the respective cumulative EVA and relative TSR performance objectives. Payout for the TSR component is capped at 100% of target for any three-year performance period in which absolute TSR is negative. There were no changes to the PU performance objectives or weightings for Corporate NEOs in 2023. • 50% in MSUs that vest based on absolute TSR over 1-, 2-, 3- and 4-year performance periods, with an average performance period of 2.5 years, based on the following performance levels and criteria: (i) threshold performance level, which results in payout at vesting of 85%, is TSR of (15)%; (ii) target performance level, which results in a payout at vesting of 100%, requires TSR of 10%; and (iii) maximum performance level, which results in payout at vesting of 200%, requires TSR of 75%. There were no changes to MSU performance criteria for 2023. **Special LTI Awards Granted in 2023** • In 2023, the Committee approved special LTI for Ms. Baker-Nel and Messrs. Lovins and Colisto in the form of RSUs with grant date fair values of approximately $600,000, $1.5 million and $200,000, respectively; Mr. Lovins' RSUs cliff-vest on the third anniversary of the grant date and Ms. Baker-Nel and Mr. Colisto's RSUs cliff-vest on April 1, 2025, in each case subject to their continued service. In approving these awards, the Committee determined to provide additional incentive for Mr. Lovins to drive results in a challenging business environment; for Ms. Baker-Nel to ensure smooth key senior leadership transitions, accelerate our executive succession focus and enhance Company Leadership Team effectiveness; and for Mr. Colisto to incent advancement of cybersecurity preparedness and oversight of critical enterprise resource planning implementations. In connection with his promotion to CEO, Mr. Stander was granted a special award of stock options with a grant date fair value of approximately $3 million, 50% of which vests on each of the third and fourth anniversaries of the grant date, subject to his continued service. Mr. Butier did not receive a special LTI award when he became Executive Chairman.
	LTI Awards Vesting at YE 2023 • **Annual Award of 2021-2023 PUs**: Our 2021-2023 TSR was at the 90th percentile relative to the objectively determined peer group established in February 2021, resulting in a payout of 200% on that performance objective for all NEOs. Our company's cumulative EVA was $1,216.3 million, resulting in a payout of 166% on that performance objective for the annual award of 2021-2023 PUs for all NEOs other than Messrs. Stander and Melo. Cumulative EVA for what is now Solutions was 96% of target, resulting in a payout of 97% on that performance objective for the annual award of 2021-2023 PUs for Messrs. Stander and Melo, whose PUs were tied to that business at the time of grant. The annual awards of 2021-2023 PUs paid out based on weighted averages of 123% for Messrs. Stander and Melo and 183% for all other NEOs. • **Special Award of 2021-2023 PUs**: For retention purposes and to further incent him to contribute to the results for our total company – including by continuing to transform our Solutions business and driving our sustainability progress as then-leader of our enterprise-wide Sustainability Council – Mr. Stander was granted a one-time award of PUs in February 2021 with a grant date fair value of approximately $500,000 with the same performance objectives and weightings as the annual award of 2021-2023 PUs for Corporate NEOs. Consistent with the above, these PUs paid out based on a weighted average of 183%.

2023 EXECUTIVE COMPENSATION SUMMARY	
Component	**Decisions Impacting 2023 Compensation**
	LTI Awards Vesting at YE 2023 • **MSUs** • **4th Tranche of MSUs granted in 2020** 2020-2023 Absolute TSR of 62% Payout of 180% of target • **3rd Tranche of MSUs granted in 2021** 2021-2023 Absolute TSR of 32% Payout of 134% of target • **2nd Tranche of MSUs granted in 2022** 2022-2023 Absolute TSR of (1)% Payout of 94% of target • **1st Tranche of MSUs granted in 2023** 2023 Absolute TSR of 7% Payout of 98% of target

We also provide our NEOs with limited perquisites and benefits that the Committee believes are comparable to those offered by other multinational public companies.

DISCUSSION OF 2023 COMPENSATION DECISIONS

The Committee aims to have base salaries at or around median pay at similar-size companies, with the substantial majority of NEO compensation consisting of incentive compensation that delivers higher realized compensation when our financial performance is stronger and lower realized compensation when our financial performance is weaker.

Base Salary

Changes to NEO base salaries approved by the Committee are described in the 2023 Executive Compensation Summary. Increases in base salary for NEOs are generally based on performance and market comparisons for positions with similar scope and responsibility.

NEO BASE SALARIES

NEO	Executive Level	2023 YE Base Salary
Stander	1	$1,100,000
Butier	1	$1,000,000
Lovins	2	$ 750,000
Melo[1]	2	$ 518,219
Baker-Nel	3	$ 490,000
Colisto	3	$ 456,770

(1) Amount for Mr. Melo was converted from euros using the average monthly exchange rate for December 2023.

2023 AIP Awards

The 2023 AIP was designed to incent management to achieve our financial goals for the year. **NEOs are not eligible for guaranteed AIP awards.** AIP awards are determined for each fiscal year using the formula below. Individual modifiers for NEOs are generally capped at 100% although the Committee retains the discretion to determine higher individual modifiers to reward exceptional performance, up to 150%.


YE
Base Salary
X
Target AIP Opportunity
(consistent with
market practices)
X
Financial Modifier
(based on company/business
performance)
Capped at 200%
X
Individual Modifier
(based on individual
performance)
Capped at 150%
Aggregate Cap of
200%

Target AIP Opportunities

Changes to NEO target AIP opportunities approved by the Committee are described in the 2023 Executive Compensation Summary.

NEO TARGET AIP OPPORTUNITIES

NEO	Executive Level	2023 Opportunity (% of Base Salary)
Stander	1	95%*
Butier	1	~147%*
Lovins	2	75%
Melo	2	~58%*
Baker-Nel	3	50%
Colisto	3	50%

* Target AIP opportunities for Messrs. Stander, Butier and Melo were prorated based on their previous opportunities of 75%, 160% and 50% of base salary, respectively, and their year-end opportunities of 135%, 120% and 60% of base salary, respectively.

AIP Performance Objectives; Target-Setting Principles

The performance objectives and weightings for the 2023 AIP for Corporate NEOs, which were consistent with the prior year, were established by the Committee to continue incenting them to grow sales, improve profitability and generate strong cash flow.

2023 AIP PERFORMANCE OBJECTIVES FOR CORPORATE NEOs

Objective	Description
Adjusted Sales Growth (20%)	Focuses management on top-line growth, a key contributor to sustained long-term value creation
Adjusted EPS (60%)	Primary driver of stockholder value creation and measure we use to provide annual guidance to investors; focuses management on profitable growth and expense control
Adjusted Free Cash Flow (20%)	Cash available after investment in our business, which we can deploy for acquisitions, venture investments, dividends and share repurchases; focuses management on improving capital efficiency, including working capital

The Committee determined to link the AIP financial modifier for our Solutions NEO primarily to his business' results, based 45% on adjusted net income and 40% on adjusted free cash flow; the remaining 15% was linked to adjusted EPS. The Solutions objectives were designed to be achievable only if the business improved upon its 2022 performance and delivered results consistent with its 2023 goals.

The threshold payout level for the adjusted EPS performance objective for all NEOs was set at 0%. The threshold payout level for the other two performance objectives for Corporate NEOs was set at 50%. For our Solutions NEO, the threshold payout level for the adjusted net income performance objective was set at 0% and the threshold payout level for the adjusted free cash flow performance objective was set at 50%. For all performance objectives for all NEOs, the target payout level was 100% and the maximum payout level was 200%. In setting 2023 AIP targets for Corporate NEOs, the Committee aimed to ensure consistency with our 2021-2025 financial targets, giving consideration to the factors described below.

- Target adjusted sales growth, reflecting sales growth ex. currency excluding the impact of acquisitions completed after the targets were set, of 3.5% ($9,285M) was less than both our 2021-2025 sales growth ex. currency target of 5%+ and our 2022 sales growth ex. currency result of 13.1% because 2022 results were largely driven by our customers building up inventory when supply chains were constrained and the pricing actions we took to address significant inflation. For 2023, we expected that we would pass some of the benefit from the anticipated easing of inflation to our customers.
- Target adjusted EPS of $9.50 was set above the midpoint and near the high end of the annual guidance we provided to investors in February 2023. Due to anticipated inventory destocking, target was set lower than our 2021-2025 compound annual growth target of 10% and 4% higher than our 2022 result of $9.15.

- Although we did not externally communicate a 2021-2025 adjusted free cash flow target, our plan for 2023 was to deliver adjusted free cash flow of $740 million with solid net income growth and working capital productivity, partially offset by higher planned capital expenditures and restructuring actions. Target for adjusted free cash flow was 11% above the adjusted free cash flow we achieved in 2022.

2023 AIP TARGETS VS. LONG-TERM TARGETS AND 2022 RESULTS

	2021-2025 Long-Term Target	2022 Results	2023 AIP Target
Sales Growth Ex. Currency	5%+	13.1%	3.5% ($9,285M)*
Adjusted EPS Growth	10%	$9.15	$9.50 (4% over 2022 results)
Adjusted Free Cash Flow	N/A	$667M	$740M (11% over 2022 results)

* Represents AIP target for adjusted sales growth

Financial Modifiers

AIP financial modifiers are capped at 200%. In determining financial modifiers, the Committee has the discretion to exclude the impact, positive or negative, of extraordinary items such as acquisitions and divestitures; restructuring and integration actions not included in our annual net income plan; currency translation fluctuations; changes in accounting principles, tax codes or related regulations and rulings; extraordinary events such as natural disasters, outbreaks of epidemiological disease, terrorism and war; costs related to the early extinguishment of debt and pension plan terminations; costs of litigation outside the normal course of business; and non-cash charges associated with the impairment of long-lived assets such as goodwill.

The table below shows the calculation of 2023 AIP financial modifiers. As shown, **the threshold level of performance was not achieved for any of the performance objectives for Corporate NEOs or our Solutions NEO, resulting in weighted average AIP financial modifiers of 0% for all NEOs**.

2023 AIP FINANCIAL MODIFIERS

	Performance Objective	Weighting	Threshold(1)	Target (100%)	Maximum (200%)	2023 Actual	Modifier	Weighted Average Modifier
Mr. Stander Mr. Butier Mr. Lovins Ms. Baker-Nel Mr. Colisto	Adjusted Sales Growth(3)	20%	$9,059M	$9,285M	$9,550M	$8,285M	0%	0%
	Adjusted EPS(4)	60%	$9.00	$9.50	$10.00	$7.86	0%	0%
	Adjusted Free Cash Flow(5)	20%	$670M	$740M	$800M	$588M	0%	0%
Corporate NEO Financial Modifier								**0%**
Mr. Melo(2)	Adjusted EPS(4)	15%	$9.00	$9.50	$10.00	$7.86	0%	0%
	Solutions Adjusted Net Income(6)(7)	45%	$232.0M	$244.2M	$268.6M	$155.5M	0%	0%
	Solutions Adjusted Free Cash Flow(7)	40%	$123M	$153M	$183M	$40M	0%	0%
Solutions NEO Financial Modifier								**0%**

(1) Adjusted EPS and adjusted net income thresholds set at 0%; thresholds for all other performance objectives set at 50%.

(2) Performance objectives and weightings for Mr. Melo reflect those tied to his service as Solutions President for the last nine months of the year. His performance objectives for the first three months of the year when he served as SVP/GM, Avery Dennison Smartrac, were adjusted EPS (weighted 15%), enterprise Intelligent Labels sales (weighted 40%), enterprise Intelligent Labels EBIT (weighted 25%); enterprise Intelligent Labels adjusted free cash flow (weighted 10%); and Solutions adjusted free cash flow (weighted 10%). Sales, EBIT and adjusted free cash flow targets and results at the business unit level are not disclosed due to their competitively sensitive nature. Additionally, the Committee determined that the financial modifier for all NEOs should be zero given 2023 performance.

(3) Reflects reported net sales of $8,364.3 million, removing the $5.1 million impact of foreign currency translation since the target was set and the $74.4 million impact of new acquisitions.

(4) Reflects reported net income per common share, assuming dilution, of $6.20, adjusted for restructuring charges and other items of $1.70 and removing the ($0.04) impact of acquisitions completed after the targets were set.

(5) Reflects net cash provided by operating activities of $826.0 million, minus purchases of property, plant and equipment of $265.3 million and software and other deferred charges of $19.8 million, plus proceeds from sales of property, plant and equipment of $1.0 million, plus proceeds from insurance and sales (purchases) of investments, net, of $1.9 million, plus proceeds from company-owned life insurance policies of $48.1 million, plus payments for certain acquisition-related costs of $5.3 million, less cash flow from new acquisitions of $9.3 million.

(6) Adjusted net income refers to income before taxes, tax-effected at the adjusted tax rate, and adjusted for tax-effected restructuring charges and other items. Adjusted tax rate is the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that are expected to significantly impact that rate, such as effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

(7) Adjusted net income and adjusted free cash flow measures at the segment level are internal metrics that exclude or make simplifying assumptions for items that cannot be allocated precisely by segment, such as interest and income tax expenses, and related balance sheet accounts, such as deferred tax assets and liabilities, income tax payables and receivables, and short- and long-term debt. Certain balance sheet accounts such as pension and other postretirement benefits and insurance that are generally managed at the corporate level, as well as the impact of foreign currency translation, are also excluded from the calculation of these measures for the segments. In certain limited circumstances, one-time items may be excluded from segment adjusted net income. The impact of intercompany sales is included in segment measures.

NEO Performance Evaluations and Individual Modifiers

Our NEOs are evaluated on their individual performance for the year. The Committee approved the strategic objectives of our then-CEO and then-COO, our then-COO approved the goals of our Solutions NEO and our then-CEO approved the goals of the other NEOs, in each case in February 2023. In February 2024, the Committee evaluated the performance of our CEO against his predetermined strategic objectives; for our other NEOs, this assessment considered the totality of their performance.

Individual modifiers for all participants are capped at 150%, subject to the total cap on AIP awards of 200%. Although it retains the discretion to determine individual modifiers of up to 150%, the Committee has determined that the individual modifiers for our NEOs should generally be capped at 100%.

The Committee evaluated the 2023 performance of our CEO, giving consideration to his leadership navigating the lower demand environment driven primarily by downstream inventory destocking; our financial results for the year in which we did not deliver our annual operating plan or achieve the threshold levels of performance established for the 2023 AIP; his performance against his strategic objectives established in February 2023; and his performance self-assessment discussed with the Committee in February 2024. The Committee determined the individual modifier for our CEO based on its assessment of his performance.

In addition to navigating the dynamic and challenging environment, our CEO had the strategic objectives for 2023 shown below with the Committee's evaluation of his performance. These strategic objectives did not have assigned weightings, reflecting the Committee's expectation that he deliver on all fronts.

2023 CEO PERFORMANCE EVALUATION

Strategic Objective	Evaluation
CEO readiness – Continue progressing Board-aligned readiness plan; engage in quarterly earnings process; and lead strategic planning process	Progressed readiness plan consistent with Board expectations; engaged in quarterly earnings process beginning in 4Q22, leading process starting in 2Q23; and led 2023 strategic planning process across business segments and enterprise-wide, including related discussions with Board
Drive outsized growth in high-value categories – Deliver above-average organic growth rate in Materials' graphics and specialty labels businesses; achieve targeted percentage of growth in Solutions' external embellishments business; deliver successful Solutions' shelf edge label productivity pilot with large retailer; and reach $1 billion in enterprise-wide Intelligent Labels sales	In challenging lower volume environment driven primarily by inventory destocking, delivered modest organic growth in Materials' graphics and decline in Materials' specialty labels businesses, in each case in line with overall market performance; grew Solutions' external embellishments but below targeted percentage given declining apparel import environment; progressed Solutions' shelf edge label productivity pilot consistent with expectations; and, although its enterprise-wide sales target was not reached, delivered low-double digit growth in Intelligent Labels
Grow profitably in our base businesses – Enhance share position in Materials' North America and Europe, Middle East and North Africa (EMENA) regions and maintain share position in other Materials regions and base Solutions categories (adjusted for Intelligent Labels)	Enhanced share position in Materials' North America and EMENA regions and base Solutions categories (adjusted for Intelligent Labels), while also maintaining share position in other Materials regions
Focus relentlessly on productivity – Deliver targeted amount of savings from restructuring actions and achieve productivity targets in both Materials and Solutions	Exceeded targeted amount of savings from restructuring actions by ~50%, having accelerated certain actions given weaker-than- anticipated demand; and achieved productivity targets in both Materials and Solutions

2023 CEO PERFORMANCE EVALUATION	
Strategic Objective	**Evaluation**
Allocate capital effectively – Invest within targeted range of capital expenditures; continue driving operating working capital productivity; invest targeted amount in accelerated growth platforms of Intelligent Labels, innovation and digital infrastructure; invest targeted amount in Intelligent Labels capital expenditures, including achieve milestones related to key strategic project; and continue building M&A pipeline and integrating acquisitions	Given lower demand driven primarily by downstream inventory destocking, appropriately reduced capital spending below low end of targeted range, while still investing at level consistent with prior year to support organic growth; improved working capital productivity; appropriately reduced spending on growth investments, while continuing to strategically invest in accelerated growth platforms of Intelligent Labels, innovation and digital infrastructure; appropriately delayed strategic Intelligent Labels project, achieving milestones consistent with adjusted timeline; and completed acquisitions of Thermopatch, Lion Brothers and Silver Crystal, expanding Solutions' external embellishments portfolio
Lead in an environmentally and socially responsible manner – Progress innovation strategy and deployment program with emphasis on environmental sustainability and digital solutions; continue reducing Scope 1 and 2 GHG emissions and begin executing Scope 3 emissions reduction plan; deploy accelerated roadmap to enable greater recyclability of plastics in Materials ecosystem; and further enhance leadership diversity	Progressed innovation strategy and deployment program, including with respect to environmental sustainability and digital solutions; significantly reduced Scope 1 and 2 GHG emissions and began executing plan to achieve 2030 Scope 3 GHG emissions reduction target; completed gap assessment and developed accelerated roadmap to enable greater recyclability of plastics in Materials ecosystem; and, while manager+ gender diversity percentage of 36% was unchanged from prior year, increased representation of women at VP+ level
Refine/Execute leadership succession/development – Refine/Execute development plans for leadership, with particular focus on Materials and Solutions leaders, and enhance digital leadership	Executed leadership succession transitions in Materials and Solutions; advanced succession and development plans of other members of Company Leadership Team; and began strengthening digital leadership
Individual Modifier Based on Evaluation	**100%**

The strategic objectives of our former CEO were in many respects similar to those shown above for our current CEO. In reviewing his annual performance, the Committee focused on the unique aspects of his strategic objectives established in February 2023, which included progressing the Board-aligned **CEO succession** strategy with the goal of ready-now successors over multiple time horizons; providing targeted **development support for our then-COO**; refining and executing **leadership development plans** with a focus on newly appointed leaders in our Materials and Solutions businesses; progressing our **cybersecurity** strategy and deployment program; and integrating the **TCFD framework** into our ERM program. In addition, the Committee evaluated his **performance as Executive Chairman**.

The Committee Chair, together with our Lead Independent Director, separately discussed with our CEO and our Executive Chairman the feedback from discussions of the Committee and our full Board regarding their 2023 performance.

Our CEO recommended to the Committee the individual modifiers for our other NEOs based on his assessment of their 2023 performance. The Committee considered our CEO's recommendations, retaining the discretion to approve individual modifiers for them different than what our CEO had recommended. Other than discussing with our CEO their individual performance, our other NEOs played no role in their compensation determinations. In determining the individual modifiers for our other NEOs, the Committee noted the highlights of their 2023 performance shown below.

Mr. Lovins

- Led **enterprise finance** function, including overseeing controllership, tax, treasury, financial planning and operational finance teams
- Critical support to **CEO transition** on financial planning and reporting, investor relations and other key finance areas
- Drove **significant productivity benefits** to mitigate impact of lower demand driven primarily by inventory destocking
- Delivered **strong adjusted free cash flow** and adjusted free cash flow conversion greater than 100% through improved working capital
- Enhanced **macro environment analytics** and increased **forecasting rigor**
- Continued driving **strong global controllership**
- Advanced **finance system standardization** through enterprise resource planning rollouts across business units
- Continued driving **ongoing scenario planning** to ensure achievement of long-term financial targets
- Oversaw continued expansion of **sustainability reporting**
- Maintained **strong balance sheet**, investing organically and acquiring three companies, while also returning cash to stockholders through share repurchases and a growing dividend
- Ensured **effective capital allocation** to deliver strong returns and EVA growth over long term
- Served as member of ADF Board of Trustees

Mr. Melo

- Successfully transitioned to **Solutions President role**, improving cross-business collaboration and advancing customer-centricity
- Delivered **low-double-digit growth in Intelligent Labels**, expanding into new segments with significant wins in Logistics and Food and executing world's largest single-wave RFID deployment
- Navigated challenging low volume year, executing cost-reduction initiatives to improve profitability and optimize cost-to-serve
- **Expanded high-value external embellishments** capabilities with three strategic acquisitions, enabling significant growth in team sports
- Evolved and led **Digital Advisory Council**, informing continued expansion of digital capabilities and building on atma.io connected product cloud platform
- Expanded Solutions' portfolio to include more products meeting Sustainable ADvantage Standard and **improved recycling of waste**

Ms. Baker-Nel

- Led **enterprise human resources, communications and community investment** functions
- Guided **CEO and segment leader transitions** and advanced Company Leadership Team succession plans
- Renewed focus on **senior leadership effectiveness and complementarity**, driving greater clarity on accountability
- Facilitated **Board refreshment planning** and Governance Committee's new director search process
- Deployed **digitally-enabled employee listening tool**, enhancing insights and analytics and establishing new baselines for employee engagement and inclusion
- Finalized **enterprise competency model** to serve as consistent global standard against which we hire, develop, promote and reward talent
- Published inaugural DEI Synopsis report to enhance **social sustainability transparency** and progressed **pay equity** and transparency
- Served as member of ADF Board of Trustees

Mr. Colisto

- Led **enterprise IT** function, including management of IT infrastructure, cybersecurity, data analytics and business software initiatives
- Delivered strong performance in challenging environment, **managing increasing cybersecurity threats** and accelerating IT modernization to drive innovation and growth
- Enhanced **digitizing business processes**, delivering enterprise resource planning systems and enabling improved efficiency and data-driven decision-making
- Advanced **digital customer engagement platforms**, improving customer experience and business resilience
- Developed **technology investment allocation strategy** to maximize returns and support future growth
- Educated global teams on **artificial intelligence**, identifying most promising use cases and unlocking potential avenues for process innovation and efficiency
- Served as executive sponsor of women in leadership, **advancing DEI** by empowering female leaders

Based on these assessments and after giving consideration to the recommendations of our CEO (other than with respect to himself), **the Committee approved individual modifiers of 100% for all NEOs, which had no impact on their AIP payouts given the 0% financial modifiers.**

AIP Awards

As shown below, our NEOs received no AIP awards for 2023.

2023 AIP AWARDS						
	2023 YE Base Salary	**Target AIP Opportunity**	**Target AIP Award**	**Financial Modifier**	**Individual Modifier**	**AIP Award**
Stander[(1)]	$1,100,000	95%	$1,045,000	0%	100%	$0
Butier[(2)]	$1,000,000	~147%	$1,466,667	0%	100%	$0
Lovins	$ 750,000	75%	$ 562,500	0%	100%	$0
Melo[(3)(4)]	$ 518,219	~58%	$ 297,976	0%	100%	$0
Baker-Nel	$ 490,000	50%	$ 245,000	0%	100%	$0
Colisto	$ 456,770	50%	$ 228,385	0%	100%	$0

(1) Mr. Stander's target AIP opportunity was prorated based on his opportunity as COO of 75% of base salary for the first eight months of the year and his opportunity as CEO of 135% of base salary for the last four months of the year.
(2) Mr. Butier's target AIP opportunity was prorated based on his opportunity as CEO of 160% of base salary for the first eight months of the year and his opportunity as Executive Chairman of 120% of base salary for the last four months of the year.
(3) Amounts for Mr. Melo were converted from euros using the average monthly exchange rate for December 2023.
(4) Mr. Melo's target AIP opportunity was prorated based on his opportunity as SVP/GM, Avery Dennison Smartrac, of 50% of base salary for the first three months of the year and his opportunity as Solutions President, of 60% of base salary for the last nine months of the year.

2023 GRANTS OF LTI AWARDS

Our LTI program provides variable incentive compensation to enhance alignment of executive interests with stockholder interests and drive long-term value creation. The **annual LTI awards granted to NEOs in 2023 were fully performance based** and delivered through the equity vehicles described below.

- 50% in PUs that cliff-vest at the end of a three-year period subject to the achievement of the respective cumulative EVA and relative TSR performance objectives established for the award
- 50% in MSUs that vest at the end of the 1-, 2-, 3- and 4-year performance periods, with an average performance period of 2.5 years, based on our absolute TSR

Annual LTI awards were granted on March 1, 2023. Actual amounts, if any, realized by our NEOs from the vesting of these awards will be based on our performance, as well as our stock price at the time of vesting.

The Committee does not offset the loss or gain of prior year grants in determining current year grants, as doing so would compromise the intended risk/reward nature of these incentives.

Special LTI awards may be granted by the Committee for hiring, promotion, retention and other incentive purposes, with the awards granted on the first day of the last month of the quarter following the event or decision to make a grant. The four special LTI awards approved by the Committee in 2023 are described in the 2023 Executive Compensation Summary and shown in a chart later in this section.

Target LTI Opportunity

Changes to NEO target LTI award opportunities approved by the Committee are described in the 2023 Executive Compensation Summary.

NEO 2023 TARGET LTI OPPORTUNITIES		
NEO	Executive Level	LTI Opportunity
Stander[(1)]	1	300%
Butier[(2)]	1	700%
Lovins	2	250%
Melo[(3)]	2	180%
Baker-Nel	3	120%
Colisto	3	120%

(1) Mr. Stander's target LTI opportunity reflects opportunity as COO since his role change occurred after the March 1, 2023 grant date. The Committee preliminarily aligned in May 2023 to increase Mr. Stander's target LTI opportunity to 550% effective March 1, 2024, subject to its review of market pay for similar roles at that time.

(2) When he was serving as CEO, Mr. Butier's target LTI opportunity was increased from 585% of base salary to 700% of base salary effective March 1, 2023 to be more consistent with market data for companies with revenues of $10 billion and to acknowledge his delivery of top-quartile TSR during his tenure. At the time of his role change, the Committee had not determined his target LTI opportunity as Executive Chairman.

(3) Mr. Melo's target LTI opportunity reflects opportunity as Solutions President, since his role change effective April 1, 2023 had been determined before the March 1, 2023 grant date.

Performance Units (PUs)

PUs cliff-vest in shares of our common stock after the end of a three-year period at threshold (50% payout), target (100% payout) and maximum (200% payout) levels based on our achievement of the performance objectives established for the award. PUs do not accrue dividend equivalents and are not counted for purposes of our stock ownership policy.

The Committee established the following performance objectives for the 2023-2025 PUs. The Committee believes that these objectives align executive compensation with the long-term interests of our stockholders because delivering cumulative EVA and strong TSR relative to peer companies reflects the value we create for our investors.

- **Cumulative EVA, weighted 50% for Corporate NEOs (based on company EVA) and 75% for our Solutions NEO (based on segment EVA).** EVA is calculated by deducting the economic cost associated with the use of capital (weighted average cost of capital multiplied by average invested capital) from after-tax operating profit, with the cost of capital fixed over the performance period. The Committee established EVA targets for Corporate NEOs consistent with our 2021-2025 financial goals for earnings growth and ROTC and our primary objective of delivering superior TSR, with the target payout set at or a near the high end of these goals and the maximum payout exceeding the high end of these goals. EVA targets for our Solutions NEO focused on the business' EVA change compared to the prior three-year period, with the cost of capital fixed over the performance period. Whether linked to company or business results, achievement of 2023-2025 cumulative EVA targets requires significant improvement in our financial performance.
- **Relative TSR compared to an objectively determined peer group of companies, weighted 50% for Corporate NEOs and 25% for our Solutions NEO**. The Committee designed the TSR objective to provide realized compensation only if our stockholder value creation compares favorably relative to the designated peer group, the names of which are listed under *Peer Groups* later in this CD&A. The Committee set the threshold payout at TSR at the 40th percentile, target payout at TSR at the 50th percentile and maximum payout at TSR at the 80th percentile, which were the same levels used for the 2022-2024 PUs. Payouts for the relative TSR component of PUs are capped at 100% of target if our absolute TSR is negative. In assessing the rigor of the TSR objectives, the Committee noted that performing at the median relative to peers over the 2023-2025 period would represent solid performance in light of anticipated headwinds from foreign currency fluctuations, inflationary pressures and supply chain challenges.

	2023-2025 PUs		
	NEOs	Performance Objectives	Weighting
CORPORATE	Stander Butier Lovins Baker-Nel Colisto	Cumulative EVA Relative TSR	50% 50%
SOLUTIONS	Melo	Solutions Cumulative EVA Relative TSR	75% 25%

Market-leveraged Stock Units (MSUs)

MSUs are performance-based LTI awards tied to our absolute TSR. MSUs are designed to achieve the Committee's combined objectives of retention and higher incentive compensation driven by stock price appreciation. MSUs vest based on the performance periods shown below, with the number of shares paid out at vesting based on our absolute TSR and the value realized reflecting both the number of shares paid out as well as our stock price at the time of vesting. Although dividend equivalents accrue on MSUs during the performance period, they are earned and paid only at vesting; if the threshold level of performance is not achieved, any dividend equivalents accrued during the performance period are cancelled with the tranche of awards subject to vesting.

The performance criteria for MSUs are shown below. The Committee determined to maintain the same MSU performance objectives for 2023 because they are achieving the Committee's goal of incenting strong performance and value creation.

MSU PERFORMANCE PERIODS	
First 25%	1-Year
Second 25%	2-Year
Third 25%	3-Year
Fourth 25%	4-Year
AVERAGE MSU PERFORMANCE PERIOD = 2.5 YEARS	

MSU PERFORMANCE CRITERIA	Absolute TSR	Unit Payout
Cancelled	<(15)%	0%
Threshold	(15)%	85%
Target	10%	100%
Above Target	>10%	>100%
Maximum	75%	200%

Annual LTI Awards

Our NEOs were granted the annual LTI awards shown in the table below in March 2023. The number of awards granted was based on the respective NEO's base salary at year-end 2022 and target 2023 target LTI opportunity. The number of PUs granted for the EVA component was based on the average closing price for shares of our common stock during the first 10 trading days of February 2023; the numbers of PUs granted for the relative TSR component and MSUs granted were based on grant date fair value using the Monte-Carlo simulation method described in footnote (2) of the *2023 Summary Compensation Table.*

2023 ANNUAL LTI AWARDS

	2022 YE Base Salary	Target LTI Opportunity	PUs (#)	PUs ($)	MSUs (#)	MSUs ($)	LTI Value
Stander	$ 700,000	300%	5,623	$1,021,274	5,454	$1,050,095	$2,071,369
Butier	$1,200,000	700%	22,493	$4,085,287	21,816	$4,200,125	$8,285,412
Lovins	$ 700,000	250%	4,686	$ 851,096	4,545	$ 875,058	$1,726,154
Melo[(1)]	$ 416,465	180%	2,401	$ 426,661	2,311	$ 445,020	$ 871,681
Baker-Nel	$ 457,600	120%	1,471	$ 267,167	1,426	$ 274,604	$ 541,771
Colisto	$ 441,324	120%	1,418	$ 257,543	1,375	$ 264,816	$ 522,359

(1) Mr. Melo's base salary was converted from euros using the average monthly exchange rate for December 2022.

SPECIAL LTI AWARDS

Ms. Baker Nel and Messrs. Stander, Lovins and Colisto were granted special one-time LTI awards in 2023 as shown in the table below. The Committee's rationale for the awards to Ms. Baker-Nel and Messrs. Lovins and Colisto is described in the 2023 Executive Compensation Summary.

2023 SPECIAL LTI AWARDS

	Stock Options (#)	Exercise Price ($)	RSUs (#)	LTI Value
Stander[1]	62,955	$190.54	–	$3,000,025
Lovins[2]	–	–	8,230	$1,430,732
Baker-Nel[2]	–	–	3,292	$ 578,870
Colisto[2]	–	–	1,097	$ 192,898

(1) Stock options awarded to Mr. Stander in connection with his promotion to CEO vest 50% on each of the third and fourth anniversaries of the grant date, subject to his continued service.

(2) RSUs awarded to Mr. Lovins cliff-vest on the third anniversary of the grant date and RSUs awarded to Ms. Baker-Nel and Mr. Colisto cliff-vest on April 1, 2025, in each case subject to their continued service.

2023 VESTING OF PREVIOUSLY GRANTED ANNUAL LTI AWARDS

Annual Award of 2021-2023 PUs

The annual award of PUs granted to our NEOs in February 2021 for the three-year period ending in 2023 were eligible to vest based (i) for our NEOs other than Messrs. Stander and Melo, 50% on company cumulative EVA and 50% on relative TSR compared to a peer group of companies, the names of which are listed under *Peer Groups* later in this CD&A; and (ii) for Messrs. Stander and Melo, 75% on the cumulative EVA of what is now our Solutions Group and 25% on relative TSR. **The key goal-setting principle in setting company cumulative EVA targets was consistency with our 2021-2025 financial targets for earnings growth and ROTC, which the Committee believes translates into delivering above-average TSR.**

The company cumulative EVA target of $1,150 million for the annual award of PUs to our NEOs other than Messrs. Melo and Stander was consistent with our long-term financial goals for organic sales growth and operating margin expansion and recognized that increasing sales and operating margin, together with balance sheet efficiency, are key drivers of EVA improvement. Our company cumulative EVA target was ~26% higher than the cumulative EVA we delivered in the three-year period ending in 2020. The company cumulative EVA of $1,250 million required for maximum payout was consistent with the high end of our long-term growth and operating margin targets. As shown below, **we delivered cumulative EVA of $1,216.3 million for the 2021-2023 performance period, resulting in a payout of 166% for that component** for our NEOs other than Messrs. Stander and Melo.

2021-2023 PUs: COMPANY CUMULATIVE EVA

($M)	2021	2022	2023	Cumulative EVA
Adjusted EBIT[1]	$1,044.3	$1,008.0	$ 824.1	
Taxes[2]	(261.1)	(249.0)	(212.6)	
Equity method investment net losses	(3.9)	–	–	
	779.3	759.0	611.5	
Capital charge[3]	(306.9)	(307.9)	(318.7)	
EVA	**$ 472.4**	**$ 451.1**	**$ 292.8**	**$1,216.3**

(1) Adjusted EBIT is a non-GAAP financial measure defined and reconciled from GAAP in Appendix A of this proxy statement.

(2) GAAP tax rates for 2021, 2022 and 2023 were 25.0%, 24.2% and 27.6%, respectively. Taxes are shown based on adjusted tax rates of 25.0%, 24.7% and 25.8% for 2021, 2021 and 2023, respectively. The adjusted tax rate represents the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that are expected to significantly impact that rate, such as the effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

(3) 8.5% of average invested capital of $3.61 billion in 2021, $3.62 billion in 2022 and $3.75 billion in 2023, in each case using an annual five-point average (December of prior year and March, June, September and December of current year) of short- and long-term debt plus equity, adjusted to exclude the impact of acquisitions completed since the target was set.

Solutions cumulative EVA for the annual award of PUs for the 2021-2023 performance period was 96% of the target level of performance, resulting in a payout of 97% on that performance objective for Messrs. Stander and Melo. EVA targets and results at the segment level are not disclosed due to their competitively sensitive nature.

Relative TSR for the 2021-2023 performance period was at the 90th percentile of the designated peer group, resulting in a 200% payout for that component for all NEOs.

PUs for the 2021-2023 performance period paid out based on weighted averages of 123% for Messrs. Stander and Melo and 183% for all other NEOs.



2021-2023 PUs:
Company Cumulative EVA
$1,400
$1,200
$1,000
$800
$600
$400
($M)
$1,040
$1,150
$1,250
$1,216
Threshold 50%
Target 100%
Maximum 200%
Actual 166%
Payout:



2021-2023 PUs:
Relative TSR
100
80
60
40
20
0
Percentile
40th
50th
80th
90th
Threshold 50%
Target 100%
Maximum 200%
Actual 200%
Payout:

Special Award of 2021-2023 PUs

For retention purposes and to further incent him to contribute to the results for our total company – including by continuing to transform our Solutions business and driving our sustainability progress as then-leader of our enterprise-wide Sustainability Council – Mr. Stander was granted a one-time award of PUs in February 2021 with a grant date fair value of approximately $500,000 with the same performance objectives and weightings as the annual award of 2021-2023 PUs for Corporate NEOs. Consistent with the above, these PUs paid out based on a weighted average of 183%.

MSUs Eligible for Vesting at YE 2023

Four tranches of MSUs were eligible for vesting at the end of 2023 based on our absolute TSR for the four-, three-, two- and one-year performance periods shown below, with the number of shares paid out at vesting determined in accordance with the formula shown below.

Stock price at settlement (avg. closing price for trading days of January 2024) + reinvested dividends during period	÷	Stock price at grant (avg. closing price for trading days of January of year of grant)	=	Payout at vesting

4TH TRANCHE OF MSUs GRANTED IN 2020
Performance period of 4 years
2020-2023 Absolute TSR of 62%
Paid out at 180% of target

3RD TRANCHE OF MSUs GRANTED IN 2021
Performance period of 3 years
2021-2023 Absolute TSR of 32%
Paid out at 134% of target

2ND TRANCHE OF MSUs GRANTED IN 2022
Performance period of 2 years
2022-2023 Absolute TSR of (1)%
Paid out at 94% of target

1ST TRANCHE OF MSUs GRANTED IN 2023
Performance period of 1 year
2023 Absolute TSR of 7%
Paid out at 98% of target

Perquisites

Our NEOs receive the perquisites shown in the chart below. We do not reimburse our NEOs for the tax consequences of their receipt of these perquisites.

LIMITED PERQUISITES		
Executive Benefit Allowance	$70,000 for CEO, $65,000 for Mr. Lovins and $50,000 for Level 3 NEOs; amounts taxable with no gross-up	Flat allowance reduces expense of administering variety of separate perquisites
Financial Planning	Annual reimbursement of up to $25,000 for CEO and $15,000 for Level 2 NEOs; taxable with no gross-up	Allows most senior executives to focus on job duties
Annual Physical Examination	Paid directly to service provider; not taxable	Helps ensure leaders maintain good overall health

General Benefits

Nonqualified Deferred Compensation Benefits

Our U.S. NEOs are eligible to participate in our nonqualified deferred compensation plan, which allows eligible U.S. employees to defer up to 75% of their base salary and up to 90% of their AIP award. The plan provides these NEOs and other eligible U.S. employees with a long-term capital accumulation opportunity because deferred amounts accumulate on a pre-tax basis. Participants may select from a number of investment options, with deferrals 100% vested. **Our deferred compensation plan does not offer above-market interest rates.**

Our company made a contribution effective as of the first business day of 2023 to the deferred compensation accounts of eligible participants for (i) 401(k) eligible pay in 2022 in excess of the Internal Revenue Code of 1986, as amended (the "Code") compensation limit, and (ii) their respective deferred compensation deferrals. This annual contribution, which is designed to supplement 401(k) contributions that are limited under the Code, provides an automatic contribution of 3% of deferred and eligible pay and a matching contribution of up to 50% of the first 7% of deferrable and eligible pay above the Code compensation limit.

For additional information regarding our deferred compensation plan and accrued NEO benefits thereunder, see *2023 Nonqualified Deferred Compensation* in *Executive Compensation Tables*.

Pension Benefits

Messrs. Butier and Lovins are our only NEOs eligible, subject to the same terms and conditions as our other eligible U.S. employees, for pension benefits under our benefit restoration plan, a nonqualified excess benefit plan. Because the accrual of benefits under the benefit restoration plan was frozen as of year-end 2010, neither of our eligible NEOs accrued additional pension benefits during 2023. For additional information regarding the benefit restoration plan and accrued NEO benefits thereunder, see *2023 Pension Benefits* in *Executive Compensation Tables*.

Defined Contribution Benefits

Our U.S. NEOs are eligible to participate in our employee savings plan, a qualified 401(k) plan that allows U.S. employees to defer up to 100% of their eligible earnings less payroll deductions on a pre-tax basis and 25% of their eligible earnings on an after-tax basis, subject to the annual limit prescribed by the Internal Revenue Service (IRS) for the aggregate of company contributions and employee pre- and post-tax contributions. Employee deferrals are immediately vested upon contribution. In 2023, we contributed up to 6.5% of an employee's eligible compensation, 3% of which was an automatic contribution and up to 3.5% of which was a matching contribution of 50% of the employee's contributions up to 7% of pay, subject to the Code compensation limit. Participants vest in our contributions to their savings plan account after two years of service.

All U.S. NEOs participated in the savings plan in 2023, subject to the terms and conditions as our other U.S. employees, and are fully vested.

Executive Life Insurance Benefits

In addition to the $50,000 in life insurance benefits we provide to all U.S. employees, our U.S. executives are provided with supplemental life insurance benefits equal to three times their base salary less $50,000, up to a maximum coverage amount of $1 million.

Executive Long-Term Disability Insurance Benefits

If they elect to enroll in executive long-term disability coverage, our U.S. NEOs' long-term disability benefit is equal to 65% of their eligible pre-disability monthly earnings up to a maximum of $25,000 per month. Coverage is available only for the individual; dependents are not covered.

Executive Excess Liability Insurance Benefits

We provide $3 million of personal excess liability insurance coverage to our U.S. executives. Personal excess liability coverage supplements the coverage provided by the individual's personal liability insurance provided that they maintain certain minimum coverage requirements.

Charitable Match Benefits

We match up to $10,000 of our CEO's and our Executive Chairman's and $5,000 of our other NEOs' annual documented contributions to charitable organizations or educational institutions.

Severance Benefits

Consistent with market practices, the Committee believes that providing our executives with severance benefits helps ensure that they act in the best interests of our company and stockholders, even if doing so may be contrary to their personal interests, such as where it could lead to termination of their employment or a change of control of our company.

The compensation of our NEOs in the event of termination not for cause is governed by our Amended and Restated Executive Severance Plan (the "Severance Plan") and, as applicable, our Amended and Restated Key Employee Change of Control Severance Plan (the "COC Severance Plan"). We use these plans rather than individually negotiated agreements to allow us to change the severance benefits for which applicable NEOs are eligible to reflect market practices without the need to obtain their individual consent. In addition, this plan-based approach eliminates the need to individually negotiate severance arrangements and ensures that eligible NEOs receive benefits on the same terms and conditions as employees with similar levels of responsibility. Receipt of benefits under these plans is conditioned on the executive signing a waiver and general release of claims against our company, as well as agreeing to certain restrictive covenants in favor of our company. Any violation of these covenants could result in our company seeking to recover some or all severance benefits previously paid or pursuing any other claims that may be appropriate under the circumstances.

Unvested equity awards outstanding on the date of termination are generally cancelled, except for employees who qualify as retirement eligible under the terms of our equity incentive plan, whose awards are accelerated upon termination of service. Mr. Stander was the only NEO who qualified as retirement eligible at year-end 2023.

For additional information regarding potential NEO benefits under these plans, including the treatment of equity awards under various termination scenarios, see *Payments Upon Termination as of December 30, 2023* in *Executive Compensation Tables*.

Severance Following Involuntary Termination Not for Cause

Our NEOs (excluding Mr. Butier) are eligible to receive severance benefits upon involuntary termination not for "cause," in accordance with the terms and conditions of the Severance Plan. **In the event of a qualifying termination, our CEO would receive two times the sum of his annual salary, target AIP award for the year of termination and the cash value of 12 months of his qualified medical and dental insurance premiums; our other eligible NEOs would receive one times their respective sum of these amounts.** They would also be eligible to receive up to $25,000 in outplacement services for one year following termination of employment. Any payments made under the Severance Plan would be offset by any payments received by the NEO under any statutory, legislative and regulatory requirement or, if applicable, the COC Severance Plan.

Severance Following Change of Control

Messrs. Stander, Lovins and Melo are our only NEOs eligible for enhanced severance payments upon termination not for cause or by the executive for good reason within 24 months of a change of control of our company, in accordance with the terms and conditions of the COC Severance Plan. **In the event of a qualifying termination following a change of control, our CEO would receive three times the sum of his annual salary, target AIP award for the year of termination and the cash value of 12 months of his qualified medical and dental insurance premiums; our Level 2 NEOs would receive two times their respective sum of these amounts.** These NEOs would also be eligible to receive a prorated AIP award for the year of termination and up to $25,000 in outplacement services for one year following termination of employment. Any payments under the COC Severance Plan would be offset by any payments received by the NEO under the Severance Plan and any other statutory, legislative and regulatory requirement. In the event of termination following a change of control, our Level 3 NEOs would be entitled to receive benefits under the Severance Plan described above.

Participating NEOs are not eligible to receive any excise tax gross-up on amounts payable under the COC Severance Plan. If the NEO would otherwise incur excise taxes under Section 4999 of the Code, payments under the COC Severance Plan would be reduced so that no excise taxes would be due if the reduction results in a greater after-tax benefit to the NEO.

Under our equity incentive plans, unvested equity awards would generally vest only if our NEOs are terminated without cause or resign for good reason within 24 months after the change of control. Outstanding PUs and MSUs vest based on actual performance, if determinable, and otherwise based on target performance.

COMPENSATION-SETTING TOOLS

Market Survey Data

The Committee annually considers market survey data to target TDC, considering companies of similar size based on annual revenues across all industries to reflect the broad talent market across which we seek our executives. The Committee reviews results from a third-party survey to understand market compensation practices and assess our competitiveness, narrowing the scope of the results to account for variations caused by company size.

In February 2023, the Committee was presented with industry-wide data from the most recent WTW General Industry Executive Compensation Survey. Primary market rates referenced were companies with annual revenues of $10 billion, as predicted either by regression analysis or estimated as the average of companies with annual revenues of (i) $6 billion to $10 billion and (ii) $10 billion to $20 billion. **Recognizing our company's growth trajectory and top quartile performance in recent years, the Committee determined it was appropriate to assess market competitiveness for our CEO and Executive Chairman at the $10 billion level rather than the $6 billion to $10 billion range it used previously; the Committee primarily used the previous range for assessing the market competitiveness for our other NEOs, while also referencing data for companies with annual revenues of $10 billion.** The Committee reviewed the data on an aggregated basis, with no consideration of the survey's component companies, which were not determined or known by the Committee.

The Committee uses the survey data as a reference point to target TDC and the components thereof, giving consideration to responsibilities, individual performance, tenure, retention and succession.

Tally Sheets

The Committee annually reviews tally sheets that reflect the components of each NEO's compensation. The tally sheets reviewed in February 2024 included the information shown below for each of the most recent three fiscal years.

- Cash compensation (base salary and AIP awards), LTI awards, value of vested LTI awards, and annualized cost of benefits and perquisites
- Value of annual compensation, including base salary, AIP award and grant date fair value of LTI awards
- Accumulated value of compensation, including outstanding LTI awards and accumulated benefit values under pension and deferred compensation plans
- Potential payments under various termination scenarios
- Compliance with our stock ownership policy

The Committee believes that reviewing tally sheets is useful in determining executive compensation because they provide a historical perspective on NEO compensation and include information that will be contained in our proxy statement.

Peer Groups

Beginning in 2023, for determining relative TSR, the Committee used the following objective criteria for purposes of identifying the peer group: public companies primarily listed on a U.S. stock exchange (previous criterion was headquartered in the U.S.) (i) in similar industries based on their classification in one of five GICS groups (diversified chemicals, specialty chemicals, metal and glass containers, paper packaging, and paper products) and (ii) with market capitalization of at least $1.5 billion and revenues during the last 12 months of $3 billion to $30 billion (previous criterion was only revenues during the last 12 months of $1 billion to $20 billion).

PEER GROUP FOR DETERMINING RELATIVE TSR FOR PUs

2023-2025 PUs AT FYE 2023 (31 companies)

- Albermarle Corporation
- Amcor plc
- AptarGroup, Inc.
- Ardagh Metal Packaging S.A.
- Avient Corporation
- Axalta Coating Systems Ltd.
- Ball Corporation
- Berry Global Group, Inc.
- Celanese Corporation
- Crown Holdings, Inc.
- Dupont de Nemours, Inc.
- Eastman Chemical Company
- Ecolab Inc.
- Graphic Packaging International, LLC
- Greif, Inc.
- H.B. Fuller Company
- Huntsman Corporation
- International Flavors & Fragrances Inc.
- International Paper Company
- O-I Glass, Inc.
- Packaging Corporation of America
- Pactiv Evergreen Inc.
- PPG Industries, Inc.
- RPM International Inc.
- Sealed Air Corporation
- Silgan Holdings Inc.
- Sonoco Products Company
- Sylvamo Corporation
- The Chemours Company
- The Sherwin-Williams Company
- Westrock Company

2021-2023 PUs AT TIME OF PAYOUT (39 companies)

- Albermarle Corporation
- AptarGroup, Inc.
- Ashland Global Holdings Inc.
- Axalta Coating Systems Ltd.
- Avient Corporation
- Ball Corporation
- Berry Global Group, Inc.
- Celanese Corporation
- Clearwater Paper Corporation
- Crown Holdings, Inc.
- Eastman Chemical Company
- Ecolab Inc.
- Ecovyst Inc.
- Element Solutions Inc.
- Graphic Packaging International, LLC
- Greif, Inc.
- H.B. Fuller Company
- Huntsman Corporation
- Ingevity Corporation
- Innospec Inc.
- International Flavors & Fragrances Inc.
- Minerals Technologies Inc.
- NewMarket Corporation
- O-I Glass, Inc.
- Packaging Corporation of America
- Pactiv Evergreen Inc.
- PPG Industries, Inc.
- Quaker Chemical Corporation
- Rayonier Inc.
- RPM International Inc.
- Sealed Air Corporation
- Sensient Technologies Corporation
- Silgan Holdings Inc.
- Sonoco Products Company
- Stepan Company
- The Chemours Company
- The Sherwin-Williams Company
- Valhi, Inc.
- WestRock Company

INDEPENDENT OVERSIGHT AND EXPERTISE

Our Board believes that retaining our executives and providing them with market-competitive compensation are essential to the success of our company and advancing the interests of our stockholders. The Committee, which is composed solely of independent directors, is responsible for approving executive compensation. The Committee may delegate authority to subcommittees or, in certain circumstances unrelated to the compensation of our executive officers, to our CEO.

Under its charter, the Committee may retain and terminate any compensation consultant or other external advisor at our expense and has sole authority to approve the advisor's fees and other terms and conditions of the retention. The Committee annually considers the independence of its advisors.

The Committee has retained WTW as its independent compensation consultant, with the firm performing the services described below for or at the request of the Committee in 2023.

2023 WTW SERVICES

- Advised on CEO succession and other leadership transitions
- Benchmarked CEO and Executive Chairman compensation
- Provided strategic review of executive compensation program
- Provided incentive compensation advice (including recommending revised criteria for determining peer group for measuring relative TSR component of PUs)
- Conducted analyses of share utilization and stockholder value transfer related to LTI compensation
- Commented on our 2023 CD&A and certain other proxy statement disclosures
- Analyzed a proxy advisory firm's projected pay-for-performance analysis
- Advised on executive compensation trends and regulatory updates
- Prepared for, attended and reviewed documentation for Committee meetings

In 2023, WTW received $344,972 in compensation from our company for professional services performed for or at the request of the Committee. We also reimbursed the firm for its reasonable out-of-pocket expenses.

The Committee conducted its annual assessment of WTW's performance in December 2023, which included an evaluation of the firm's service delivery provided during the year, as well as the criteria described below.

- *Experience* – The firm's depth and breadth of executive compensation and board advisory knowledge and experience; qualifications as a board-level consultant; quality of resources available, including staff and data; and understanding of our business strategy, challenges, industry, performance drivers and talent considerations
- *Independence* – The firm's objectivity in giving advice and making recommendations, and its willingness to provide candid feedback regarding management and Committee proposals, questions and concerns
- *Preparation* – The quality and timeliness of the firm's reports, including accuracy, type and amount of information, clear communication and responsiveness to issues; its review and feedback on management proposals; and the firm's preparation with the Committee Chair and management, as appropriate
- *Committee Relationship* – The accessibility and availability and communication effectiveness of members of the engagement team and the firm's reporting relationship with the Committee Chair and working relationship with management

Based on this evaluation, the Committee expressed its continued satisfaction with the performance of WTW and the members of the engagement team advising the Committee. The Committee Chair discussed with the lead members of the engagement team the Committee's feedback on their performance, including potential improvement opportunities.

Advisor Independence

WTW and the Committee have had the following protocols in place since the engagement commenced to ensure the firm's independence from management: **the Committee has the sole authority to select, retain and terminate WTW and, acting through its Chair, authorize the firm's fees, determine the terms and conditions that govern the engagement** and direct WTW on the delivery and communication of its work product; **in the performance and evaluation of its duties, WTW is accountable, and reports directly, to the Committee**; and members of the Committee may consult with WTW at any time, with or without members of management present, in their sole discretion.

The Committee considered the independence of its advisors in December 2023. The Committee has noted the factors described below in assessing the independence of WTW.

- WTW performed only two discrete projects for our company in 2023 outside of the executive compensation services it performed for or at the request of the Committee
- Fees from our company reflected approximately 0.004% of WTW's revenue for its fiscal year ended December 31, 2023
- WTW has policies and procedures to ensure its advice is objective and independent, including a comprehensive code of conduct and ethics and quality policies that mandate rigorous work reviews and periodic compliance reviews, which the firm has represented to the Committee are highly effective
- Based on disclosures from WTW and members of the Committee, there are no business or personal relationships between them
- No members of the WTW team serving the Committee own stock in our company, other than potentially through investments in mutual or other funds managed without the member's input
- Based on disclosures from the firm and our executive officers, there are no business or personal relationships between WTW or the members of the engagement team advising the Committee with any executive officer of our company

COMPENSATION CLAWBACK POLICIES

In October 2023, our Board adopted a Policy for Recovery of Erroneously Awarded Compensation ("Section 16 Clawback") to implement rules issued by the SEC. The Section 16 Clawback applies to our current and former executive officers, including all NEOs, and subjects their incentive-based compensation received on or after October 2, 2023 to clawback in the event our company is required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. securities laws, including restatements that correct an error in previously issued financial statements that (i) is material to the previously issued financial statements or (ii) would result in a material misstatement if the error were corrected or left uncorrected in the current period. In these circumstances, the Section 16 Clawback requires our company to recover, reasonably promptly, the portion of incentive-based compensation that is deemed to have been erroneously awarded, unless the Committee (which administers the policy) has determined that recovery would be impracticable and that one or more of the allowable impracticability conditions under SEC rules has been met. Recovery is required whether or not the applicable officer engaged in misconduct or otherwise caused or contributed to the requirement for the restatement. **Each of our executive officers, including all NEOs, has agreed to the terms of the Section 16 Clawback and acknowledged that their compensation may be subject to reduction, cancellation, forfeiture and/or recoupment as required thereby.**

At the time it recommended to our Board the adoption of the Section 16 Clawback, the Committee recommended that our existing clawback policy remain in effect. This clawback policy applicable to all AIP and LTI recipients requires that, in the event of fraud or other intentional misconduct on the part of an awardee that necessitates a restatement of our financial results (including, without limitation, any accounting restatement due to material noncompliance with any financial reporting requirement), the Committee may require that the awardee reimburse our company for any AIP or LTI awards paid or granted in excess of the amount that would have been paid or granted based on the restated financial results. **This more widely applicable clawback policy has been expressly incorporated into our annual and long-term incentive plans and is contractually agreed to by LTI recipients, including all NEOs, in their annual award agreements.**

TALENT AND COMPENSATION COMMITTEE REPORT

The Talent and Compensation Committee (referred to in this report as the "Committee") of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis (CD&A) required by Item 402(b) of Regulation S-K with management and, based on its review and those discussions, has recommended to our Board of Directors that the CD&A be included in our 2024 proxy statement and incorporated by reference into our 2023 Annual Report.

The Committee welcomes feedback regarding our executive compensation program. Stockholders may communicate with the Committee by writing to the Compensation Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

Julia A. Stewart, Chair	Bradley A. Alford	Ken C. Hicks	Andres A. Lopez	Francesca Reverberi
				

EXECUTIVE COMPENSATION TABLES

2023 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change In Pension Value and NQDC Earnings	All Other Compensation[5]	Total
Deon M. Stander								
President &	2023	$ 844,231	$2,071,369	$3,000,025	$ 0	–	$155,337	$ 6,070,962
Chief Executive Officer	2022	$ 664,706	$3,454,633	–	$ 304,500	–	$125,982	$ 4,549,821
	2021	$ 565,537	$1,508,802	–	$ 635,012	$142,139	$124,331	$ 2,975,821
Mitchell R. Butier								
Executive Chairman;	2023	$1,180,769	$8,285,412	–	$ 0	$ 5,812	$228,115	$ 9,700,108
Former Chief Executive Officer	2022	$1,176,923	$6,769,541	–	$ 974,400	–	$186,875	$ 9,107,739
	2021	$1,183,250	$7,047,669	–	$3,360,000	$662,480	$180,322	$12,433,721
Gregory S. Lovins								
Senior Vice President &	2023	$ 736,539	$3,156,886	–	$ 0	$ 821	$156,649	$ 4,050,895
Chief Financial Officer	2022	$ 690,315	$1,594,295	–	$ 304,500	–	$136,184	$ 2,725,295
	2021	$ 650,445	$1,550,961	–	$ 991,890	$133,115	$126,497	$ 3,452,908
Francisco Melo[6] [7]								
President, Solutions Group	2023	$ 492,075	$ 871,680	–	$ 0	–	$ 21,169	$ 1,384,924
Deena Baker-Nel								
Senior Vice President &	2023	$ 481,277	$1,120,641	–	$ 0	–	$114,973	$ 1,716,891
Chief Human Resources Officer	2022	$ 447,200	$ 481,408	–	$ 132,704	–	$104,697	$ 1,166,009
	2021	$ 412,000	$ 481,950	–	$ 416,000	$ 87,340	$104,164	$ 1,501,454
Nicholas R. Colisto[7]								
Senior Vice President & Chief Information Officer	2023	$ 452,612	$ 715,257	–	$ 0	–	$110,828	$ 1,278,697

(1) Amounts include any portions of salary contributed to our employee savings plan or deferred under our deferred compensation plan. Salary adjustments, if any, generally become effective in April unless a change in role leads to an adjustment at a different time of year.

(2) Amounts in 2023 include the grant date fair value of PUs, which are eligible for vesting at the end of a three-year period provided that the designated performance objectives are achieved as of the end of the period. The number of shares vesting can range from 0% to 200% of the target units on the grant date. The performance objectives that determine the number of shares that may be earned for the PUs granted in 2023 to Corporate NEOs (Ms. Baker-Nel and Messrs. Stander, Butier, Lovins and Colisto) are (i) company cumulative EVA (weighted 50%), which is a performance condition under Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* (ASC 718), and (ii) relative TSR (weighted 50%), compared to a designated peer group, which is a market condition under ASC 718, in each case computed over the 2023-2025 performance period. For our Solutions NEO (Mr. Melo), the performance objectives are Solutions cumulative EVA (weighted 75%) and relative TSR (weighted 25%), in each case computed over the 2023-2025 performance period. The fair values of the performance condition component were determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends during the performance period. The maximum grant date fair values of the performance condition component of PUs were $992,646, $3,970,585, $827,147, $631,052 and $250,335 for Messrs. Stander, Butier, Lovins, Melo and Colisto, respectively, and $259,722 for Ms. Baker-Nel. The fair values of the market condition component were determined using the Monte-Carlo simulation method, which utilizes multiple input variables to estimate the probability of achieving the performance objectives established for the award, including the expected volatility of our stock price relative to the designated peer group at the end of the three-year performance period and a risk-free interest rate of 4.35% derived from linear interpolation of the term structure of Treasury Constant Maturities yield rates for the period. Based on the Monte-Carlo simulation method, the grant date fair values of the market condition component of PUs were 105.23% of our average stock price on the grant date. Target grant date fair values of the market condition component of PUs were $524,951, $2,099,994, $437,523, $111,135 and $132,376 for Messrs. Stander, Butier, Lovins, Melo and Colisto, respectively, and $137,307 for Ms. Baker-Nel. Maximum grant date fair values were the same as target grant date fair values.

Amounts in 2023 also include the grant date fair value of MSUs, which are eligible for vesting over 1-, 2-, 3- and 4-year performance periods provided that the designated performance objective is achieved as of the end of each period. The number of shares vesting can range from 0% to 200% of one-quarter of the target units on the grant date. The sole performance objective that determines the number of units that may be earned for MSUs is absolute TSR, which is a market condition under ASC 718. The grant date fair value was 106.82% of our average stock price on the grant date and determined using the Monte-Carlo simulation method, which utilizes multiple input variables to estimate the probability of achieving the performance objective established for the award, including the expected volatility of our stock price and risk-free interest rates of 4.95%, 4.58%, 4.35% and 4.20% for the first, second, third and fourth MSU tranches, respectively, derived from linear interpolation of the term structure of Treasury Constant Maturities yield rates for the respective performance periods. Target grant date fair values of MSUs were $1,050,094, $4,200,125, $875,058, $445,020 and $264,816 for Messrs. Stander, Butier, Lovins, Melo and Colisto, respectively, and $274,604 for Ms. Baker-Nel. Maximum grant date fair values were the same as target grant date fair values.

Amounts in 2023 for Ms. Baker-Nel and Messrs. Lovins and Colisto also include the grant date fair values of RSUs, without adjustment for forfeitures. RSUs awarded to Mr. Lovins cliff-vest on the third anniversary of the grant date and RSUs awarded to Ms. Baker-Nel and Mr. Colisto cliff-vest on April 1, 2025, in each case subject to their continued service. The fair values of these RSUs were determined based on the closing price of our common stock on the grant date, adjusted for foregone dividends. The grant date fair values of these RSUs were $578,870, $1,430,732 and $192,898, respectively.

(3) Amount in 2023 for Mr. Stander reflects the aggregate grant date fair value of stock options, without adjustment for forfeitures, which vest 50% on each of the third and fourth anniversaries of the grant date, in each case subject to his continued service. The grant date fair value of stock options was estimated using the Black-Scholes pricing model. For information regarding the assumptions we use to determine grant date fair value, see Note 12, "Long-Term Incentive Compensation," to the consolidated financial statements contained in our 2023 Annual Report.

(4) Amounts reflect AIP awards for the applicable year, which are determined in February and paid in March of the following year.

(5) The table shown below shows the components of these amounts for 2023.

	Perquisites				Benefits							
Name	Executive Benefit Allowance	Executive Physical	Financial Planning	Company Automobile	Company Contribution/ Match, Savings Plan	Company Contributions, Deferred Comp. Plan	Company Match, Charitable Contribution	Executive Long-Term Disability Insurance	Executive Life Insurance	Executive Liability Insurance	Total
Stander	$66,538	$2,800	$4,410	–	$21,450	$ 49,786	–	$2,631	$4,902	$2,820	$155,337
Butier	$48,462	–	–	–	$21,450	$140,130	$10,000	$2,631	$2,622	$2,820	$228,115
Lovins	$65,000	$4,623	–	–	$21,450	$ 54,503	$ 3,000	$2,631	$2,622	$2,820	$156,649
Melo	–	–	–	$16,169	–	–	$ 5,000	–	–	–	$ 21,169
Baker-Nel	$50,000	–	–	–	$21,450	$ 30,473	$ 5,000	$2,608	$2,622	$2,820	$114,973
Colisto	$50,000	$3,242	–	–	$19,913	$ 29,951	–	–	$4,902	$2,820	$110,828

(6) Messrs. Melo and Colisto were first-time NEOs in 2023. As permitted by SEC rules, the table shows their compensation only for 2023.

(7) Amounts for Mr. Melo were converted from euros using the average monthly exchange rate for 2023.

2023 GRANTS OF PLAN-BASED AWARDS

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)(2)			All Other Stock Awards: Number of Shares of Stock Units (#)	Exercise or Base Price of Option Award ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Deon M. Stander											
	MSUs	03/01/23	–	–	–	4,636	5,454	10,908	–	–	$1,050,094
	PUs	03/01/23	–	–	–	2,812	5,623	11,246	–	–	$1,021,274
	Options	09/01/23	–	–	–	–	–	–	62,955	$190.54	$3,000,025
	AIP Award	–	$209,000	$1,045,000	$2,090,000	–	–	–	–	–	–
Mitchell R. Butier											
	MSUs	03/01/23	–	–	–	18,544	21,816	43,632	–	–	$4,200,125
	PUs	03/01/23	–	–	–	11,247	22,493	44,986	–	–	$4,085,287
	AIP Award	–	$293,333	$1,466,667	$2,933,934	–	–	–	–	–	–
Gregory S. Lovins											
	MSUs	03/01/23	–	–	–	3,863	4,545	9,090	–	–	$ 875,058
	PUs	03/01/23	–	–	–	2,343	4,686	9,372	–	–	$ 851,096
	RSUs	03/01/23	–	–	–	–	–	–	8,230	–	$1,430,732
	AIP Award	–	$112,500	$ 562,500	$1,125,000	–	–	–	–	–	–
Francisco Melo											
	MSUs	03/01/23	–	–	–	1,964	2,311	4,622	–	–	$ 445,020
	PUs	03/01/23	–	–	–	1,201	2,401	4,802	–	–	$ 426,661
	AIP Award	–	$ 67,445	$ 297,976	$ 595,952	–	–	–	–	–	–
Deena Baker-Nel											
	MSUs	03/01/23	–	–	–	1,212	1,426	2,852	–	–	$ 274,604
	PUs	03/01/23	–	–	–	736	1,471	2,942	–	–	$ 267,168
	RSUs	03/01/23	–	–	–	–	–	–	3,292	–	$ 578,870
	AIP Award	–	$ 49,000	$ 245,000	$ 490,000	–	–	–	–	–	–
Nicholas R. Colisto											
	MSUs	03/01/23	–	–	–	1,169	1,375	2,750	–	–	$ 264,816
	PUs	03/01/23	–	–	–	709	1,418	2,836	–	–	$ 257,543
	RSUs	03/01/23	–	–	–	–	–	–	1,097	–	$ 192,898
	AIP Award	–	$ 45,677	$ 228,385	$ 456,770	–	–	–	–	–	–

(1) Amounts represent threshold, target and maximum opportunities under the 2023 AIP. Target AIP awards were determined by multiplying each NEO's year-end base salary by the following target opportunities: 95% for Mr. Stander; ~147% for Mr. Butier; 75% for Mr. Lovins; ~58% for Mr. Melo; and 50% for Ms. Baker-Nel and Colisto. Target AIP opportunities for Messrs. Stander, Butier and Melo reflect previous opportunities of 75%, 160% and 50%, respectively, and year-end opportunities of 135%, 120% and 60%, respectively, in each case prorated for the months of their service in their respective roles during the year. The AIP payout for Corporate NEOs (Ms. Baker-Nel and Messrs. Stander, Butier, Lovins and Colisto) ranges from zero for below-threshold performance; 20% for threshold performance based on a threshold of 0% for the adjusted EPS performance objective and a threshold of 50% for the adjusted sales growth and adjusted free cash flow performance objectives; 100% for target performance with respect to each of the performance objectives; and 200% for maximum performance with respect to each of the performance objectives. The AIP payout for our Solutions NEO (Mr. Melo) ranges from zero for below-threshold performance; 22.5% for threshold performance based on thresholds of 0% for the adjusted EPS and adjusted net income performance objectives and 50% for the adjusted sales growth and adjusted free cash flow performance objectives; 100% for target performance with respect to each of the performance objectives; and 200% for maximum performance with respect to each of the performance objectives.

(2) Amounts for MSUs represent threshold, target and maximum opportunities, which are paid out in shares of our common stock over 1-, 2-, 3- and 4-year performance periods provided that the absolute TSR performance objective is achieved as of the end of each period. The actual number of shares eligible for vesting at each vesting date ranges from 0% to 200% of one-quarter of the target number of units on the grant date, with a threshold payout of 85%. MSUs accrue dividend equivalents during the performance period, which are earned only at vesting.

Amounts for PUs represent threshold, target and maximum opportunities for the 2023-2025 PUs, which are paid out in shares of our common stock at the end of the three-year performance period provided that the respective cumulative EVA and relative TSR performance objectives are achieved at the end of the period. Cumulative EVA is weighted 50% for Corporate NEOs (based on company EVA) and 75% for our Solutions NEO (based on segment EVA) and relative TSR is weighted 50% for our Corporate NEOs and 25% for our Solutions NEO. The actual number of shares eligible for vesting ranges from 0% to 200% of the target number of units on the grant date, with a payout of 50% if threshold performance is achieved with respect to each of the performance objectives.

RSUs awarded to Mr. Lovins cliff-vest on the third anniversary of the grant date and RSUs awarded to Ms. Baker-Nel and Mr. Colisto cliff-vest on April 1, 2025, in each case subject to their continued service.

(3) The grant date fair values of MSUs were determined using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objective established for the award.

The grant date fair values for the performance condition component of PUs were determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends during the performance period. The grant date fair values for the market condition component of PUs were determined using the Monte-Carlo simulation method described above.

The grant date fair values of stock options were estimated using the Black-Scholes option-pricing model.

The grant date fair values of RSUs were determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends.

For more information on determinations of grant date fair values, see footnote (2) of the *2023 Summary Compensation Table*. For additional information regarding the assumptions we use for our stock-based compensation, see Note 12, "Long-Term Incentive Compensation," to the consolidated financial statements contained in our 2023 Annual Report.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Deon M. Stander	02/27/20	–	–	–	–	–	–	1,897[2]	$ 383,497
	03/01/21	–	–	–	–	–	–	3,218[3]	$ 650,551
	03/01/21	–	–	–	–	–	–	4,591[3]	$ 928,117
	03/01/21	–	–	–	–	–	–	1,985[2]	$ 401,287
	03/01/22	–	–	–	–	–	–	9,117[3]	$ 1,843,093
	03/01/22	–	–	–	–	–	–	5,637[2]	$ 1,139,576
	03/01/22	–	–	–	–	5,862[4]	$1,185,062	–	$ 1,185,062
	03/01/23	–	–	–	–	–	–	8,391[3]	$ 1,696,324
	03/01/23	–	–	–	–	–	–	5,523[2]	$ 1,116,530
	09/01/23	–	62,955	$190.54	09/01/33	–	–	–	–
		–	62,955			5,862	$1,185,062	40,359	$ 9,344,037
Mitchell R. Butier	06/01/16	141,108	–	$ 73.96	06/01/26	–	–	–	–
	02/27/20	–	–	–	–	–	–	13,214[2]	$ 2,671,342
	03/01/21	–	–	–	–	–	–	32,243[3]	$ 6,518,245
	03/01/21	–	–	–	–	–	–	13,949[2]	$ 2,819,930
	03/01/22	–	–	–	–	–	–	30,477[3]	$ 6,161,230
	03/01/22	–	–	–	–	–	–	18,823[2]	$ 3,805,258
	03/01/23	–	–	–	–	–	–	33,566[3]	$ 6,785,702
	03/01/23	–	–	–	–	–	–	22,093[2]	$ 4,466,321
		141,108	–			–	–	164,365	$33,228,028
Gregory S. Lovins	02/27/20	–	–	–	–	–	–	2,933[2]	$ 592,934
	03/01/21	–	–	–	–	–	–	7,095[3]	$ 1,434,325
	03/01/21	–	–	–	–	–	–	3,071[2]	$ 620,834
	03/01/22	–	–	–	–	–	–	7,178[3]	$ 1,451,105
	03/01/22	–	–	–	–	–	–	4,433[2]	$ 896,175
	03/01/23	–	–	–	–	–	–	6,993[3]	$ 1,413,705
	03/01/23	–	–	–	–	–	–	4,603[2]	$ 930,543
	03/01/23	–	–	–	–	8,230[4]	$1,663,777	–	$ 1,663,777
		–	–			8,230	$1,663,777	36,306	$ 9,003,398
Francisco Melo	02/27/20	–	–	–	–	–	–	582[2]	$ 117,657
	03/01/21	–	–	–	–	–	–	1,477[3]	$ 298,590
	03/01/21	–	–	–	–	–	–	913[2]	$ 184,572
	03/01/22	–	–	–	–	–	–	28,016[3]	$ 5,663,715
	03/01/22	–	–	–	–	–	–	1,267[2]	$ 256,137
	03/01/23	–	–	–	–	–	–	2,987[3]	$ 603,852
	03/01/23	–	–	–	–	–	–	2,340[2]	$ 473,054
		–	–			–	–	37,582	$ 7,597,577
Deena Baker-Nel	02/27/20	–	–	–	–	–	–	766[2]	$ 154,855
	03/01/21	–	–	–	–	–	–	2,205[3]	$ 445,763
	03/01/21	–	–	–	–	–	–	956[2]	$ 193,265
	03/01/22	–	–	–	–	–	–	2,168[3]	$ 438,283
	03/01/22	–	–	–	–	–	–	1,334[2]	$ 269,681
	03/01/23	–	–	–	–	–	–	2,195[3]	$ 443,741
	03/01/23	–	–	–	–	–	–	1,444[2]	$ 291,919
	03/01/23	–	–	–	–	3,292[4]	$ 665,511	–	$ 665,511
		–	–			3,292	$ 665,511	11,068	$ 2,903,018
Nicholas R. Colisto	02/27/20	–	–	–	–	–	–	789[2]	$ 159,504
	03/01/21	–	–	–	–	–	–	1,911[3]	$ 386,328
	03/01/21	–	–	–	–	–	–	828[2]	$ 167,388
	03/01/22	–	–	–	–	–	–	1,852[3]	$ 374,400
	03/01/22	–	–	–	–	–	–	1,145[2]	$ 231,473
	03/01/23	–	–	–	–	–	–	2,116[3]	$ 427,771
	03/01/23	–	–	–	–	–	–	1,392[2]	$ 281,407
	03/01/23	–	–	–	–	1,097[4]	$ 221,770	–	$ 221,770
		–	–			1,097	$ 221,770	10,033	$ 2,250,041

(1) Market value calculated based on the closing price of our common stock of $202.16 on December 29, 2023, the last trading day of our 2023 fiscal year.

(2) MSUs are eligible for vesting over 1-, 2-, 3- and 4-year performance periods, subject to achievement of the absolute TSR performance objective. Amounts are shown at (i) 180%, 134%, 94% and 98% of target for the vesting tranches of the MSUs granted in 2020, 2021, 2022 and 2023, respectively, the payouts based on actual performance as determined by the Compensation Committee in February 2024; (ii) the maximum level of performance for the remaining tranches of the MSUs granted in 2021, as actual performance through December 30, 2023 would result in above-target payouts; and (iii) at target level of performance for the remaining tranches of the MSUs granted in 2022 and 2023, as actual performance through December 30, 2023 would result in below-target payouts.

(3) PUs are eligible for vesting at the end of a three-year performance period, subject to achievement of the respective cumulative EVA and relative TSR performance objectives. Amounts reflect the cumulative EVA component of PUs for the annual award of 2021-2023 PUs at (i) 166% of target for Corporate NEOs (except Messrs. Stander and Melo whose annual award of 2021-2023 PUs were tied to Solutions Group) and 97% of target for Messrs. Stander and Melo, in each case which were the payouts based on actual performance as determined by the Compensation Committee in February 2024. Amount for the cumulative EVA component of the special award of 2021-2023 PUs granted to Mr. Stander reflects 166% of target, based on actual performance as determined by the Compensation Committee in February 2024. Amounts for all NEOs for the 2022-2024 PUs and 2023-2025 PUs reflect the target level of performance as actual performance through December 30, 2023 would result in below-target payouts. Amounts for the TSR component of PUs reflect 200% of target for the 2021-2023 PUs for all NEOs which were the payouts based on actual performance as determined by the Compensation Committee in February 2024. Amounts for all NEOs for the 2022-2024 PUs and 2023-2025 PUs reflect the maximum level of performance, as actual performance through December 30, 2023 would result in above-target payouts.

(4) RSUs awarded to Messrs. Stander and Lovins cliff-vest on the third anniversary of the grant date and RSUs awarded to Ms. Baker-Nel and Mr. Colisto cliff-vest on April 1, 2025, in each case subject to their continued service.

2023 OPTION EXERCISES AND STOCK VESTED

The table below provides information regarding the number of shares acquired and the value realized by our NEOs upon the vesting of equity awards during 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Deon M. Stander	–	–	13,256	$ 2,416,171
Mitchell R. Butier	–	–	68,949	$12,567,334
Gregory S. Lovins	–	–	19,070	$ 3,475,889
Francisco Melo	–	–	16,184	$ 2,949,858
Deena Baker-Nel	–	–	5,027	$ 916,271
Nicholas R. Colisto	–	–	5,112	$ 931,764

(1) Amounts reflect the number of shares acquired on vesting multiplied by the fair market value of our common stock on the vesting date and, for vesting MSUs, include the payout of accrued dividend equivalents.

2023 PENSION BENEFITS

The present value of accumulated pension benefits shown in the table below was calculated based on the assumptions we used to calculate our pension benefit obligations in the consolidated financial statements contained in our 2023 Annual Report. Amounts shown reflect the lump-sum present value of the pension benefits accumulated as of December 30, 2023, the last day of our fiscal year. Ms. Baker-Nel and Messrs. Stander, Melo and Colisto are not included in the table because they have no accumulated pension benefits.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)[1]
Mitchell R. Butier	Benefit Restoration Plan	9.33	$230,075	–
Gregory S. Lovins	Benefit Restoration Plan	15.58	$ 30,454	–

(1) The Benefit Restoration Plan allows for lump-sum payment. For information regarding the assumptions we use to determine the present value of accumulated pension plan benefits, see Note 6, "Pension and Other Postretirement Benefits," to the consolidated financial statements contained in our 2023 Annual Report.

Benefit Restoration Plan

Our Benefit Restoration Plan (BRP) is a nonqualified excess benefit plan that provides supplemental retirement benefits to eligible participants in an amount equal to the amount by which their benefits payable under our former U.S. pension plan would have been reduced under the Code. Messrs. Butier and Lovins are our only NEOs eligible to receive benefits under the BRP. No accruals were made during 2023 as the plan was frozen in 2010.

Compensation covered by the BRP includes base salary and AIP awards through the date the plan was frozen, up to applicable statutory limitations each plan year. Employees vested in the BRP after five years of service, or at age 55 upon termination of employment. Benefits under the BRP are based on pensionable earnings, length of service, when benefits commence and how they are paid. Benefits are calculated separately for each year of applicable service using a formula equal to 1.25% times compensation up to the breakpoint (which for each year prior to our freezing the accrual of additional benefits was the average of the Social Security wage bases for the preceding 35 years) plus 1.75% times compensation in excess of the breakpoint. The results of the calculation for each year of service are added together to determine the annual single life annuity benefit under the BRP for an employee at retirement at age 65, which is not subject to reduction for Social Security payments. Payments are made in a lump-sum distribution generally payable upon the later of separation from service and age 55, unless a timely election is made for monthly payments over the lifetime of the participant and, if applicable, a designated beneficiary.

2023 NONQUALIFIED DEFERRED COMPENSATION

The table below provides information regarding executive and company contributions to our Executive Variable Deferred Retirement Plan (EVDRP) by our U.S. NEOs. Under the EVDRP, participants may choose among publicly available funds ranging from money market and bond funds to index and other equity/mutual funds. Their rate of return depends on the funds they select. Mr. Melo is excluded from the table because, as a non-U.S. NEO, he is not eligible to participate in the EVDRP.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Balance at Last FYE ($)
Deon M. Stander	$145,323	$ 49,786	$220,278	$1,613,184
Mitchell R. Butier	$ 23,615	$140,130	$733,208	$3,717,444
Gregory S. Lovins	–	$ 54,503	$151,563	$ 728,232
Deena Baker-Nel	$ 72,191	$ 30,473	$104,722	$ 864,050
Nicholas R. Colisto	$ 45,261	$ 29,951	$ 9,489	$ 153,653

(1) Company contributions to the EVDRP are included in the All Other Compensation column of the *2023 Summary Compensation Table*.

(2) Amounts reflect EVDRP vested account balances as of December 30, 2023, the last day of our 2023 fiscal year. Because the amounts do not represent above-market earnings, they are not reported in the *2023 Summary Compensation Table*. The amounts shown below were reported in the All Other Compensation column of *Summary Compensation Tables* in previous proxy statements.

Name	Aggregate Company Contributions Previously Reported ($)
Stander	$178,291
Butier	$905,805
Lovins	$219,583
Baker-Nel	$ 41,349
Colisto	–

Executive Variable Deferred Retirement Plan

Under the EVDRP, eligible U.S. employees can defer up to 75% of their salary and 90% of their AIP award. Deferrals are immediately vested. Earnings are based on a fixed rate and/or the performance of variable bond and equity funds selected by the participant from the available options. **The EVDRP does not offer investment options that provide above-market interest rates.**

Eligible employees are able to defer taxes until their deferrals are withdrawn, providing them an opportunity to accumulate savings on a pre-tax basis. We also benefit from this arrangement because we can use this cash for other purposes until a deferred compensation account is paid to a participant based on his or her election to receive withdrawals either in-service or after termination of employment. **All deferred compensation accounts are unfunded obligations of our company and subject to the same risks as any of our general debts and obligations. As a result, these accounts help mitigate risk-seeking behavior by management that could be detrimental to the long-term health of our company.**

As of the first business day of our 2023 fiscal year, we made a contribution to the deferred compensation accounts of eligible participants, including all U.S. NEOs, based on 401(k) eligible pay in excess of the federal compensation limit and deferred compensation in 2022. This annual contribution, which is designated to supplement 401(k) contributions that are limited under the Code, provides an automatic contribution of 3% of deferred and eligible pay plus a matching contribution of up to 50% on the first 7% of deferrable and eligible pay not covered by company contributions to our 401(k) Plan.

Contributions to deferred compensation accounts are required to be distributed following an eligible employee's separation from service. Subject to Section 409A of the Code, eligible employees may elect to receive separation from service withdrawals in the form of a lump-sum payment or monthly installments over two to 20 years. Eligible employees may change the method in which payments are distributed provided that they do so at least 12 months before the date of distribution; however, any change results in the distribution occurring or beginning five years later than it would have otherwise. All NEOs are "specified employees" under Section 409A; as a result, their distributions cannot be made until seven months after separation from service, except in the event of death.

PAYMENTS UPON TERMINATION AS OF DECEMBER 30, 2023

The table below shows the potential benefits that would have been payable to our NEOs had they been terminated on December 30, 2023, the last day of our fiscal year.

Name	Benefit	Termination Scenarios as of End of Fiscal Year 2023				
		Death	Qualifying Disability	Qualifying Retirement[2]	Involuntary Termination Not for Cause	Termination within 24 Months of Change of Control
Deon M. Stander						
	Severance Payment	–	–	–	$ 4,345,365	$ 6,518,048
	Unvested Stock Options[1]	–	–	–	–	$ 731,537
	Unvested RSUs[1]	$ 1,777,593	$ 1,777,593	$ 1,777,593	$ 1,777,593	$ 1,777,593
	Unvested PUs[1]	$ 1,871,799	$ 1,871,799	$ 2,372,695	$ 2,372,695	$ 3,409,024
	Unvested MSUs[1]	$ 1,271,676	$ 1,271,676	$ 1,469,341	$ 1,469,341	$ 2,746,456
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Total	$ 4,921,068	$ 4,921,068	$ 5,619,629	$ 9,989,994	$15,207,658
	Elimination of Excise Tax Liability	–	–	–	–	$ (2,050,831)
	Forfeited Equity[1]	$ (3,743,542)	$ (3,743,542)	$ (3,044,981)	$ (3,044,981)	–
Mitchell R. Butier						
	Unvested PUs[1]	$ 6,293,241	$ 6,293,241	–	–	$12,179,129
	Unvested MSUs[1]	$ 5,484,047	$ 5,484,047	–	–	$11,263,626
	Total	$ 11,777,288	$ 11,777,288	–	–	$23,442,755
	Forfeited Equity[1]	$(11,777,288)	$(11,777,288)	$(23,442,755)	$(23,442,755)	–
Gregory S. Lovins						
	Severance Payment	–	–	–	$ 1,340,183	$ 2,680,365
	Unvested RSUs[1]	–	–	–	–	$ 1,663,777
	Unvested PUs[1]	$ 1,426,306	$ 1,426,306	–	–	$ 2,688,930
	Unvested MSUs[1]	$ 1,329,675	$ 1,329,675	–	–	$ 2,565,664
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Total	$ 2,755,981	$ 2,755,981	–	$ 1,365,183	$ 9,623,736
	Forfeited Equity[1]	$ (4,162,390)	$ (4,162,390)	$ (6,918,371)	$ (6,918,371)	–
Francisco Melo						
	Severance Payment	–	–	–	$ 817,168	$ 1,634,336
	Unvested PUs[1]	$ 3,094,564	$ 3,094,564	–	–	$ 6,332,258
	Unvested MSUs[1]	$ 354,222	$ 354,222	–	–	$ 916,161
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Total	$ 3,448,786	$ 3,448,786	–	$ 842,168	$ 8,907,755
	Elimination of Excise Tax Liability	–	–	–	–	$ (1,682,566)
	Forfeited Equity[1]	$ (3,799,632)	$ (3,799,632)	$ (1,078,117)	$ (1,078,117)	–
Deena Baker-Nel						
	Severance Payment	–	–	–	$ 762,683	$ 762,683
	Unvested RSUs[1]	–	–	–	–	$ 665,511
	Unvested PUs[1]	$ 437,676	$ 437,676	–	–	$ 830,271
	Unvested MSUs[1]	$ 389,982	$ 389,982	–	–	$ 774,395
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Total	$ 827,658	$ 827,658	–	$ 787,683	$ 3,057,860
	Forfeited Equity[1]	$ (1,442,518)	$ (1,442,518)	$ (2,270,177)	$ (2,270,177)	–
Nicholas R. Colisto						
	Severance Payment	–	–	–	$ 710,486	$ 710,486
	Unvested RSUs[1]	–	–	–	–	$ 221,770
	Unvested PUs[1]	$ 376,961	$ 376,961	–	–	$ 744,960
	Unvested MSUs[1]	$ 350,675	$ 350,675	–	–	$ 711,814
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Total	$ 727,636	$ 727,636	–	$ 735,486	$ 2,414,030
	Forfeited Equity[1]	$ (950,907)	$ (950,907)	$ (1,678,543)	$ (1,768,543)	–

(1) Values for equity awards were determined as follows: (i) for stock options, the number of shares that would have been exercisable multiplied by the difference between the fair market value of our common stock of $202.16 on December 29, 2023, the last trading day of our 2023 fiscal year, and the applicable exercise price; and (ii) for RSUs, PUs and MSUs, the number of shares that would have been acquired or forfeited on vesting multiplied by $202.16.

(2) Only Mr. Stander qualified as retirement eligible at the end of fiscal year 2023 because he had reached the age of 55 and had over 10 years of service with our company. As a result, in every termination scenario, all of his unvested equity awards would vest, with PUs and MSUs vesting on a prorated basis after the end of their respective performance period based on actual performance.

In the event of termination, our eligible NEOs would be entitled to receive their accrued balance under the EVDRP. These amounts would be distributed in accordance with the participant's distribution election and the terms and conditions of the plan, and are not included in the table. See *2023 Nonqualified Deferred Compensation* for more information.

The other potential payments upon termination are described below.

Executive Severance Plan

All NEOs (excluding Mr. Butier, who ceased being eligible when he became Executive Chairman in September 2023) are eligible participants under the Severance Plan. Upon involuntary termination not for cause, they would be entitled to the benefits shown below.

Lump-sum payment equal to annual base salary + target AIP award for year of termination + cash value of 12 months of employer and employee medical and dental insurance premiums


×
2 For CEO
1 For other eligible NEOs
+
Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. Benefits are subject to withholding for all applicable taxes and not grossed-up for taxes.

Trigger for Benefits. Involuntary termination, which excludes termination for cause or due to disability, death, voluntary resignation, or an executive declining simultaneous or continuing employment in a comparable position.

Definition of Cause. Cause is defined as (i) commission of a crime or other act that could materially damage the reputation of our company or its subsidiaries; (ii) theft, misappropriation, or embezzlement of company or subsidiary property; (iii) falsification of company or subsidiary records; (iv) substantial failure to comply with written policies and procedures; (v) misconduct; or (vi) substantial failure to perform material job duties not cured within 30 days after written notice.

Key Executive Change of Control Severance Plan

The COC Severance Plan provides enhanced severance benefits for key executives to incent their retention during a period in which a change of control transaction is being negotiated or a hostile takeover is being attempted. Messrs. Stander, Lovins and Melo are our only NEOs eligible to participate in the COC Severance Plan, **which entitles them to benefits only if they are terminated not for "cause" or terminate employment for "good reason" within 24 months of the change of control (a "double trigger")**. In these circumstances, these NEOs would be entitled to the benefits shown below. In the event of termination following a change of control, our Level 3 NEOs would be entitled to receive benefits under the Severance Plan described above. Mr. Butier ceased being eligible to participate in the COC Severance Plan when he became Executive Chairman in September 2023.

Lump-sum payment equal to annual base salary + target AIP award for year of termination + cash value of 12 months of employer and employee medical and dental insurance premiums


×
3 For CEO
2 For Level 2 NEOs
+
Prorated target AIP award for year in which termination occurs
+
Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. **Benefits are subject to withholding for all applicable taxes and not grossed-up for excise or other taxes.** However, if the payment would trigger an excise tax, the participating NEO can elect to receive (i) full benefits, retaining responsibility for paying any applicable excise taxes, or (ii) reduced benefits to an amount sufficient to eliminate any excise tax liability. In the 2023 termination payments table, COC payments would only have triggered an excise tax for Messrs. Stander and Melo.

Definition of Change of Control. Change of control is defined as (i) replacement of a majority of our Board during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of our Board; or (ii) acquisition by any person, group or corporation that has entered into a merger, acquisition, consolidation, purchase, stock acquisition, asset acquisition or similar business transaction with our company, of (A) together with any of our company's stock previously held, more than 50% of the total fair market value or the total voting power of our company's stock; (B) 30% or more of the total voting power of our company's stock during any 12-month period; or (C) assets of our company having a total gross fair market value of 40% or more of the total gross fair market value of all of our company's assets during any 12-month period.

Definition of Cause. Cause is defined as it is under the Severance Plan.

Definition of Good Reason. Good reason is defined as (i) material diminution in base compensation; (ii) material diminution in authority, duties or responsibilities or supervisor's authority, duties or responsibilities; (iii) material change in geographic job location; or (iv) any other action or inaction that constitutes a material breach by our company.

Equity Incentive Plans

Under our 2017 Incentive Award Plan, unvested equity awards held by our NEOs on the date of termination would vest as shown in the table below, subject to the plan's one-year minimum vesting requirement. Mr. Stander was the only NEO who qualified as retirement eligible at year-end 2023.

VESTING OF EQUITY AWARDS ON TERMINATION EVENTS

	PUs	MSUs	RSUs	Stock Options
Resignation or Involuntary Termination, Whether or Not for Cause	Cancelled	Cancelled	Cancelled	Cancelled
Death	Vest at time of event on prorated basis based on target performance	Vest at time of event on prorated basis based on target performance	Vest	Cancelled
Qualifying Disability	Vest at time of event on prorated basis based on target performance	Vest at time of event on prorated basis based on target performance	Vest	Cancelled
Qualifying Retirement	Vest after end of performance period on prorated basis based on actual performance	Vest after end of performance period on prorated basis based on actual performance	Vest	Vest and exercisable for term of option
Change of Control	Vest based on actual, if determinable, and otherwise target performance only in event of termination without cause or for good reason within 24 months after change of control	Vest based on actual, if determinable, and otherwise target performance only in event of termination without cause or for good reason within 24 months of change of control	Vest only in event of termination without cause or for good reason within 24 months after change of control	Vest only in event of termination without cause or for good reason within 24 months after change of control

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 30, 2023

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders			
Amended and Restated Stock Option and Incentive Plan[1]	141,108	$ 73.96	–
2017 Incentive Award Plan[2]	883,618	$190.54	2,608,120
Total	1,024,726	$109.92	2,608,120

(1) Our Amended and Restated Stock Option and Incentive Plan was last approved by stockholders in April 2012. We ceased issuing awards under this plan in March 2017. Under this plan, shares issuable under outstanding equity awards only include stock options for officers. Amount in column (A) reflects 141,108 stock options.

(2) Our 2017 Incentive Award Plan was approved by our stockholders in April 2017. We began issuing awards under this plan in May 2017. Shares issuable under outstanding equity awards granted under this plan include (i) RSUs and DSUs for non-employee directors and (ii) RSUs, PUs and MSUs for officers and other eligible employees. Amount in column (A) includes 66,540 RSUs, 109,702 DSUs, 238,882 MSUs (including accrued dividend equivalents and reflecting the tranches granted in 2021, 2022 and 2023), 405,539 PUs (reflecting the tranches granted in 2021, 2022 and 2023) and 62,955 stock options. For awards subject to vesting as of December 30, 2023, payouts were based on actual performance. For unvested awards as of December 30, 2023, awards with projected performance at or below target were calculated at the target level of performance and awards with projected performance above target were calculated at the maximum level of performance. Amount in column (C) represents the aggregate number of shares available for future issuance, with each full-value award decreasing the number of shares available for future issuance by 1.5 shares.

PAY VS. PERFORMANCE DISCLOSURE

The table below reflects information regarding the compensation of our NEOs for the last four fiscal years, as well as our financial performance for those fiscal years, in accordance with SEC rules.

Year	Summary Compensation Table Total for Stander ($)[1]	Compensation Actually Paid to Stander ($)[2]	Summary Compensation Table Total for Butier ($)[1]	Compensation Actually Paid to Butier ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average Compensation Actually Paid to Non-CEO NEOs ($)[2]	Value of Initial Fixed $100 Investments Based on: Total Stockholder Return ($)	Peer Group Total Stockholder Return ($)[3]	Former Peer Group Total Stockholder Return ($)[3]	Net Income ($)	Adjusted EPS ($)[4]
2023	$6,070,962	$7,216,077	$ 9,700,108	$10,879,032	$2,107,852	$ 351,353	$165.02	$118.91	$158.44	$502,988,000	$7.90
2022	–	–	$ 9,107,739	$ 7,588,568	$2,405,277	$2,220,289	$145.19	$110.49	$133.60	$757,092,000	$9.15
2021	–	–	$12,433,721	$31,508,041	$2,342,467	$5,263,092	$170.89	$134.41	$151.44	$740,087,000	$8.91
2020	–	–	$ 8,709,348	$13,337,289	$2,248,966	$2,725,777	$120.83	$121.14	$117.22	$555,863,000	$7.10

(1) For each fiscal year, represents amount reported for our CEO(s) and average amount reported for our non-CEO NEOs, in each case in the Total column of the Summary Compensation Table. Our NEOs for each of these fiscal years are shown below.

Year	CEO(s)	Non-CEO NEOs
2023	Deon Stander/Mitchell Butier	Gregory Lovins, Francisco Melo, Deena Baker-Nel and Nicholas Colisto
2022	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker
2021	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker
2020	Mitchell Butier	Deon Stander, Gregory Lovins, Anne Hill and Susan Miller

(2) Amounts represent Compensation Actually Paid to our CEO(s) and the average Compensation Actually Paid to our non-CEO NEOs for the relevant fiscal year. Compensation Actually Paid represents the amount reported in the Total column of the Summary Compensation Table for the applicable fiscal year. For 2023, amounts were adjusted as shown below. Fair value or change in fair value, as applicable, of equity awards in the Compensation Actually Paid columns was determined as follows: (i) for RSUs, the closing price of our common stock on the fiscal year-end date, or, in the case of vesting RSUs, the closing price of our common stock on the applicable vesting date; (ii) for the performance condition component of PUs, the same valuation methodology as RSUs except that year-end values were multiplied by a factor reflecting achievement of the probable outcome of the respective cumulative EVA performance objective as of the applicable measurement date; and (iii) for the market condition component of PUs and for MSUs, using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value to estimate the probability of achieving the respective performance objective as of the applicable measurement date. For information on the inputs to our Monte-Carlo simulations, see the footnotes of our 2023 Summary Compensation Table. For these purposes, awards for retirement-eligible NEOs are considered vested only at the time of retirement.

Adjustments	2023 Stander	Butier	Average Non-CEO NEOs
Decrease for amounts reported under Stock Awards and Option Awards columns in 2023 Summary Compensation Table	$(5,071,394)	$(8,285,412)	$(1,466,116)
Increase based on ASC 718 fair value of awards granted during fiscal year 2023 that remained unvested as of fiscal year-end 2023, determined as of fiscal year-end 2023	6,275,523	8,478,701	1,475,171
Increase based on ASC 718 fair value of awards granted during fiscal year 2023 that vested during fiscal year, determined as of vesting date	274,937	1,099,647	121,693
Increase/Decrease for awards granted during prior fiscal years that were outstanding and unvested as of fiscal year-end 2023, determined based on change in ASC 718 fair value from prior fiscal year-end to fiscal year-end 2023	(354,708)	(1,784,812)	(2,025,711)
Increase/Decrease for awards granted during prior fiscal years that vested during fiscal year 2023, determined based on change in ASC 718 fair value from prior fiscal year-end to vesting date	20,757	1,676,612	138,669
Decrease for change in the actuarial present values reported under Change in Pension Value and NQDC Earnings column of 2023 Summary Compensation Table	–	(5,812)	(205)
Increase for service cost and, if applicable, prior service cost, for pension plans	–	–	–
Total Adjustments	**$ 1,145,115**	**$ 1,178,924**	**$(1,756,499)**

(3) In 2023, we modified our peer group to show our relative performance more consistent with the methodology used by peer companies. For the relevant fiscal year, represents the cumulative TSR of the Dow Jones U.S. Containers & Packaging Index (the "Peer Group"), of which we are a member. Our former peer group (the "Former Peer Group"), which represents the cumulative TSR of the average return (weighted by market capitalization) of the S&P 500 Industrials and Materials subsets, is also presented in accordance with SEC guidance.

(4) Adjusted EPS is a non-GAAP financial measure reconciled from GAAP in Appendix A of this proxy statement.

Relationship Between Financial Performance Measures

The graphs below compare the Compensation Actually Paid to our CEO(s) and the average of the Compensation Actually Paid to our non-CEO NEOs with our (i) TSR, Peer Group TSR and Former Peer Group TSR, (ii) net income and (iii) adjusted EPS, in each case for our 2020, 2021, 2022 and 2023 fiscal years. TSR amounts assume $100 invested on December 31, 2020 and reinvestment of dividends.

Reflecting the Compensation Committee's philosophy of paying for performance and incenting our executives using long-term equity awards primarily tied to our stock price and TSR, the Compensation Actually Paid to our NEOs was generally aligned with our TSR performance. In 2020 and 2021, as our TSR significantly grew, the Compensation Actually Paid to our CEO and non-CEO NEOs also increased. In 2022, when our TSR decreased, the Compensation Actually Paid also decreased. While our TSR modestly increased in 2023 and the Compensation Actually Paid to Mr. Butier increased as well, the average Compensation Actually Paid to our non-CEO NEOs substantially decreased due to the impact of the adjustments shown in footnote (2) above. We believe that the inclusion of both absolute and relative TSR as performance objectives in our annual LTI awards to NEOs, which comprises the majority of their compensation, ensures ongoing alignment of Compensation Actually Paid to our TSR performance.

The growth in our net income from 2020 through 2022 did not directly align with Compensation Actually Paid. In each of those three years, our net income grew; however, our Compensation Actually Paid varied over the period. Net income declined in 2023, while Compensation Actually Paid to Mr. Butier increased and Compensation Actually Paid to our non-CEO NEOs substantially decreased due to the impact of the adjustments shown in footnote (2) above. Compensation Actually Paid is less sensitive to net income because our executive compensation program prioritizes longer-term equity compensation primarily tied to our stock price and TSR and secondarily to cumulative EVA, each of which we expect will continue to have a much greater impact than net income on Compensation Actually Paid.

Outside of our TSR performance, we believe that adjusted EPS is the most important financial measure that ties the compensation of NEOs to our performance. Adjusted EPS is the primary driver of stockholder value creation; it is also the measure we use to provide guidance to our investors on our anticipated annual performance. Despite the importance of adjusted EPS as a performance objective under our annual incentive compensation program, the impact of adjusted EPS on Compensation Actually Paid is moderated by the much stronger correlation Compensation Actually Paid has with our stock price and TSR performance as a result of the emphasis in our executive compensation program on longer-term equity awards.



Compensation Actually Paid vs.
Total Stockholder Return
Compensation Actually Paid ($M)
$40
$30
$20
$10
$0
Total Stockholder Return ($)
$175
$150
$125
$100
FY2020
FY2021
FY2022
FY2023
CEO CAP (Stander)
CEO CAP (Butier)
Non-CEO NEOs' Average CAP
TSR
Peer Group TSR
Former Peer Group TSR



Compensation Actually Paid vs.
Net Income
Compensation Actually Paid ($M)
$40
$30
$20
$10
$0
$800
$600
$400
$200
$0
Net Income ($M)
FY2020
FY2021
FY2022
FY2023
CEO CAP (Stander)
CEO CAP (Butier)
Non-CEO NEOs' Average CAP
Net Income



Compensation Actually Paid vs.
Adjusted EPS
Compensation Actually Paid ($M)
$40
$30
$20
$10
$0
$9.00
$6.00
$3.00
$0.00
Adjusted EPS ($)
FY2020
FY2021
FY2022
FY2023
CEO CAP (Stander)
CEO CAP (Butier)
Non-CEO NEOs' Average CAP
Adjusted EPS

Pay vs. Performance Financial Performance Measures

We believe the financial performance measures shown below, all of which are performance objectives used in our executive compensation program, were the most important in linking Compensation Actually Paid to our NEOs for 2023. For additional information regarding these measures, including reconciliations of non-GAAP financial measures from GAAP, see the *Compensation and Discussion Analysis* and Appendix A sections of this proxy statement.

- Absolute TSR and Relative TSR
- Adjusted EPS
- Cumulative EVA
- Adjusted Sales Growth
- Adjusted Free Cash Flow

CEO PAY RATIO

With ~69% of our 2023 revenues originating outside the U.S. and ~40% of our revenues originating in emerging markets (Asia Pacific, Latin America, Eastern Europe and Middle East/Northern Africa), our employees are located in more than 50 countries to best serve our customers. At year-end 2023, ~83% of our employees were located outside the U.S. and ~66% were located in emerging markets, where median compensation is substantially lower than it is in the U.S.

The charts below show the demographics of our global workforce by region and function. At year-end 2023, ~20,000 of our employees were in Asia Pacific, serving our customers in the region. In addition, ~22,500 employees at that time worked in the operations of our manufacturing facilities or in positions directly supporting them from other locations.


Workforce by Region
Latin America
4%
North America
22%
Europe
18%
Asia Pacific
56%


Workforce by Function
Non-Operations
35%
Operations
65%

We offer market-based, competitive wages and benefits in the markets where we compete for talent. All of our employees were paid at least the applicable legal minimum wage, and over 98% of our employees were paid *above* the applicable legal minimum wage at year-end 2023.

Effective September 2023, Mr. Stander was appointed as our new CEO. In accordance with SEC rules, we have annualized Mr. Stander's compensation for purposes of calculating our CEO pay ratio.

2023 PAY RATIO

- The 2023 total compensation of our median employee (among all employees except our year-end CEO) was $15,679.
- The compensation of our year-end CEO of $6,070,962, as reported in the Total column of the 2023 *Summary Compensation Table*, was adjusted to annualize his base salary to $1.1 million, resulting in total compensation of $6,323,731.
- Based on this information, a reasonable estimate of the 2023 ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 403 to 1.

We calculated this ratio based on SEC rules and guidance, which allow for companies to use varying methodologies to identify their median employee. Other companies may have different workforce demographics and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions. As a result, their CEO pay ratios may not meaningfully compare to ours.

IDENTIFICATION OF MEDIAN EMPLOYEE

Due to changes in our global workforce from prior year, we determined a new median employee for purposes of calculating our 2023 CEO pay ratio. Consistent with our prior practice, to identify our median employee, we considered annual base compensation, which is the principal compensation element for the vast majority of our employees globally. We measured compensation for purposes of determining the median employee using the 12-month period ended December 31, 2023, making no cost-of-living adjustments.

We selected December 19, 2023 as the date on which to determine our median employee. As of that date, we had 34,472 employees, 28,743 of which were located outside the U.S. and 22,751 of which were located in emerging markets. We utilized the de minimis exemption to exclude the following countries representing no more than 5% of our global population in the aggregate: Kenya (15 employees), Mauritius (18 employees), Pakistan (345 employees), Indonesia (473 employees) and Sri Lanka (523 employees), representing approximately 0.04%, 0.05%, 1.0%, 1.37% and 1.52%, respectively, of our global workforce at that time.

To determine our medianable group, we used a statistical sampling approach known as stratified sampling to concentrate on medianable employees, which were those within a narrow range of the estimated median annual salary of $13,017, because these employees were all reasonably likely to be our median employee. We identified 405 employees with an annual salary within $500 of this amount. Because employees from China represented approximately 46% of the medianable group, we narrowed the medianable group to those 185 employees. Finally, we identified the six employees who had the potential to be our median employee by analyzing additional qualitative and quantitative characteristics, including pay volatility.

MEDIAN EMPLOYEE COMPENSATION

Our median employee was a full-time, salaried employee working at a manufacturing facility in China, with annual base compensation of $12,960. For purposes of this disclosure, we converted the employee's annual base compensation from Chinese Yuan to U.S. dollars using the average monthly exchange rate during 2023 of 0.14128373.

In determining the annual total compensation of $15,679 for our median employee, we calculated the employee's compensation consistent with how we determined our CEO's total compensation for the *2023 Summary Compensation Table*.

ITEM 3 – APPROVAL OF CERTIFICATE OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

After careful consideration and upon the recommendation of the Governance Committee, our Board has determined it to be advisable and has approved, and recommends that our stockholders approve at the Annual Meeting, a Certificate of Amendment (the "Charter Amendment") to our Amended and Restated Certificate of Incorporation ("Charter") to provide stockholders of record holding, in the aggregate, at least 25% of the voting power of our outstanding common stock the right to request that our Corporate Secretary call special meetings of stockholders. If stockholders approve the Charter Amendment, which is described below and included in its entirety in Appendix B of this proxy statement, our Board will amend our Bylaws to specify the notice, information and other requirements for stockholders to request that our Corporate Secretary call a special meeting of stockholders that will become effective upon the effectiveness of the Charter Amendment.

Pursuant to our Charter, stockholders currently do not have the right to request that we call special meetings of stockholders. **Based on its ongoing review of our governance program and the feedback received during our 2023 engagements with investors, the Governance Committee and our Board have recognized that providing stockholders with the ability to request that special meetings be called is considered by various stakeholders to be an important element of a strong governance program.** Our Board considers special meetings to be extraordinary events that should be held only when significant strategic concerns or other similar considerations require that the matters to be addressed not be delayed until our next Annual Meeting. Our investor relations and stockholder engagement programs provide forums in which stockholders may communicate directly with our Board and members of management throughout the year on topics of interest to them.

Because special meetings would be expensive and time-consuming for our company and potentially disrupt our normal business operations, our Board believes that a small percentage of stockholders should not be entitled to request that special meetings be called for their own interests, which may not be shared by the majority of our stockholders. To better inform our Board's recommendation, **we considered feedback from our investors, and while they expressed a variety of preferences and thresholds either during engagement or in their published policies, we found broad support for a 25% minimum ownership threshold for stockholders to be able to request that special meetings be called**. Our Board believes that this threshold is appropriate as it would provide stockholders with a meaningful right to request that a special meeting be called while mitigating the risk that company resources are expended to serve the narrow self-interests of a few minority stockholders.

The Charter Amendment makes only one additional change, which is to remove out-of-date references to the declassification of our Board that had been fully implemented by April 2014, providing that directors shall be elected annually for one-year terms, consistent with existing Charter provisions and best practices.

In light of these considerations, **our Board believes that the adoption of a right for stockholders to request that a special meeting be called as set forth in the Charter Amendment establishes the appropriate balance between enhancing stockholder rights and protecting stockholder interests.**

Board Recommendation

Our Board recommends that you vote FOR a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to provide that stockholders holding at least 25% of our common stock have the right to request that we call special meetings of stockholders.

Properly dated and signed proxies will be so voted unless you specify otherwise.

Complete Text of Proposed Charter Amendment

The foregoing description is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the proposed Charter Amendment attached to this proxy statement as Appendix B.

Conforming Changes to the Bylaws

If the Charter Amendment is approved by stockholders at the Annual Meeting, our Board will amend our Bylaws to specify the procedural and related requirements for stockholder-requested special meetings. These procedural amendments are intended to ensure that our company and stockholders receive appropriate information about the special meeting and that the special meeting is not duplicative of matters that were, or in the near term could be, covered at an Annual Meeting. A summary of the planned amendments to our Bylaws is set forth below.

- *Ownership Provisions*. We will be required to call a special meeting of stockholders upon the written request of one or more stockholders of record who "own" (as defined in our Bylaws) shares representing at least 25% of the voting power of our outstanding common stock. Multiple special meeting requests will be considered together for purposes of the 25% ownership threshold if they identify substantially the same purpose and are dated and delivered to our Corporate Secretary within 60 days of the first date on which a special meeting request was properly delivered to our company.
- *Information Provisions*. The special meeting request must include, among other things, certain information, statements, representations, agreements and other documents as set forth in our Bylaws, including such items as would be required if the proponent were seeking to nominate directors or propose other business at an Annual Meeting under the advance notice provisions of our Bylaws. This is intended to provide our company and stockholders with the same information about matters that a stockholder seeks to present for stockholder vote, whether the stockholder is using the advance notice process or requesting that a special meeting be called.
- *Additional Provisions*. A special meeting would be required to be held not more than 90 days after we receive a valid special meeting request at such time, date and place, if any, as determined by our Board. The amendments to our Bylaws will set forth certain procedural requirements that our Board believes are appropriate to avoid duplicative or unnecessary special meetings. Under these provisions, a special meeting request would not be valid if:
    - It does not comply with the requirements pertaining to special meeting requests set forth in our Bylaws
    - It relates to an item of business that is not the proper subject of stockholder action under applicable laws
    - It is delivered during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding Annual Meeting and ending on the date of the next Annual Meeting
    - An identical or substantially similar item (a "Similar Item"), other than the election of directors, was presented at an annual or special meeting of stockholders held not more than 12 months before the special meeting request is delivered
    - A Similar Item was presented at an annual or special meeting of stockholders held not more than 90 days before the special meeting request is delivered
    - A Similar Item is included in our company's notice of meeting as an item of business to be brought before an annual or special meeting of stockholders that has been called but not yet held or that is called for a date within 90 days of the receipt by our company of the special meeting request
    - The special meeting request was made in a manner that violated Regulation 14A under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") (as defined in Section 12) or other applicable laws

The amendments to our Bylaws will specify that the business to be transacted at a stockholder-requested special meeting will be limited to the business stated in a valid special meeting request and any additional business that our Board determines to include in the notice for the special meeting.

ITEM 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee – which is directly responsible for the appointment, compensation (including approval of audit and non-audit fees) and evaluation of the independent registered public accounting firm that audits our financial statements and internal control over financial reporting – has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for fiscal year 2024 and our Board is seeking stockholder ratification of the appointment.

Stockholder ratification is not required by our Bylaws or applicable laws and regulations. However, our Board annually submits the appointment for stockholder ratification as part of our strong governance program. If stockholders were not to ratify the appointment, the Audit Committee would reconsider whether or not to retain PwC, but could determine to do so in its discretion. In addition, even if the appointment is ratified, the Audit Committee could subsequently appoint a different independent registered public accounting firm without stockholder ratification at that time if the committee were to determine that doing so was in the best interests of our company and stockholders.

Representatives of PwC will be available during the Annual Meeting to answer questions from stockholders.

Audit Committee Evaluation

In determining whether to reappoint PwC, the Audit Committee considered the firm's qualifications, performance, independence and tenure, as well as the performance of the audit engagement team serving our company; the quality of its discussions with PwC; and the fees charged by PwC for the quality and scope of services provided. In connection with the 2024 appointment, the Audit Committee considered, among other things, the factors described below.

- **Audit Quality** – The quality of PwC's audit and non-audit work based on its oversight of its work product, considering the firm's (i) compliance with accounting, auditing and regulatory requirements; (ii) understanding of our businesses and the financial environments in which we operate; (iii) identification and resolution of issues in a timely manner; and (iv) integrity, objectivity and professional skepticism in performing our audits, as well as its 2023 Audit Quality Report presented to the Audit Committee in February 2024
- **Performance** – PwC's effectiveness during its prior-year audits, noting the firm's agility and strong performance in 2023, as well as its engagement of subject matter experts from the firm to deliver additional value
- **Qualitative Review** – The results of our survey of members of management and the Audit Committee evaluating PwC's (i) expertise and resources; (ii) quality and timeliness of audit planning; (iii) communication and interaction; (iv) independence, objectivity and professional skepticism; and (v) value from fees, noting identified strengths and accomplished improvements, as well as suggestions for further improvement across the surveyed categories
- **Self-Assessment** – PwC's self-assessment of its performance and its satisfaction of the service needs and expectations of the Audit Committee and management during the 2023 audit
- **Regulatory Reviews** – External data on PwC's audit quality and performance, including the most recent Public Company Accounting Oversight Board (PCAOB) report on the firm provided to the Audit Committee in January 2024
- **Fees** – The reasonableness of PwC's fees for audit and non-audit services, both on an absolute basis and relative to peer firms, including management's benchmarking of our audit fees relative to those of peer companies, the key drivers of variances and the firm's targeted areas of increased productivity
- **Independence** – PwC's processes to ensure it maintains independence, including required independence training for all partners and staff and global deployment of an independence monitoring system for their personal affiliations; written disclosures from the firm; and the independence letter required by the PCAOB
- **Tenure** – PwC's tenure as our independent auditor, reflecting on the feedback from certain of our investors counterbalanced against the benefits of having a longer-tenured auditor, as well as the controls the Audit Committee and PwC have in place to mitigate potential independence risk. **In 2022, the Audit Committee deliberated on conducting a formal process to consider the selection of a new independent auditor, determining not to do so given its continued overall satisfaction with PwC's effectiveness and performance; our multiple engagements of other registered public accounting firms to perform various non-audit services for our company, which could impair their independence and limit their ability to serve as our independent registered public accounting firm; the Committee's adherence to regular rotation of PwC's lead engagement**

partner and lead relationship partner; and potential risks to audit quality and timeliness. In 2023, it noted that a new lead relationship partner began working with the Audit Committee in 2022 and a new lead engagement partner would begin overseeing the audit in 2024, in each case bringing fresh perspective.

The Audit Committee has determined that the appointment of PwC is in the best interest of our company and stockholders. The Audit Committee has appointed PwC as our independent registered public accounting firm for fiscal year 2024 and our Board recommends that stockholders ratify the appointment.

Board Recommendation

Our Board recommends that you vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for fiscal year 2024.

Properly dated and signed proxies will be so voted unless you specify otherwise.

AUDIT MATTERS

AUDITOR TENURE

PwC has been our independent registered public accounting firm since 1998 and served in that capacity during fiscal year 2023. Through its predecessor entities, the firm has served as our independent auditor since at least 1954 based on records we have been able to locate; we have been unable to determine the exact year PwC began serving as our independent auditor. PwC is well-qualified to continue serving as our independent registered public accounting firm, understands our operations and accounting practices, and maintains rigorous procedures to ensure auditor independence, which are discussed with and evaluated by the Audit Committee. A few of our investors have suggested that, because longer tenure poses a risk to auditor independence, the Audit Committee should consider appointing a different firm. After giving these views due consideration, the Audit Committee most recently determined not to undertake a formal process to potentially select a new firm in 2022. The committee determined to reappoint PwC for 2024 because it continues to believe that PwC provides, high-quality audit services on the scale and with the effectiveness and independence the committee requires, giving consideration to the factors shown below.

- **Audit Quality and Performance** – PwC has deep institutional knowledge regarding our operations, businesses, and accounting policies and practices, and optimizes its people and technology to deliver quality assurance services and consistently improve its performance
- **Scale** – PwC has a global presence with resources in virtually all of the countries in which we do business, enabling the firm to perform statutory audit work on our subsidiary accounts
- **Capability** – PwC's capability and experience understanding the breadth and complexity of our global operations
- **Fresh Perspective** – The appointments of a new lead engagement partner for the 2024 audit and a new lead relationship partner in 2022, each of whom brings fresh perspective
- **Efficiency** – PwC brings customized knowledge using judgment tailored to our audits, allowing for significant time savings
- **Cost-Effectiveness** – PwC's ability to cost-effectively perform audit, audit-related, tax compliance, tax planning and other services

In conducting its regular review of whether to appoint a new independent registered public accounting firm, among other things, the Audit Committee considers the fact that onboarding a new firm would require a significant time commitment on the part of management, potentially distracting from the paramount focus on financial reporting and internal controls, without necessarily increasing audit quality.

The Audit Committee recognized PwC's use of digital tools to improve efficiencies in the areas of business performance analytics and auditing of the consolidation process, as well as the expanded use of its tool for gathering and managing audit requests. In addition, PwC has continued to improve utilization of its global deliverable model to manage service delivery cost, drive standardization and execute a quality audit.

PwC continuously provides the Audit Committee and management with accounting/financial reporting insights and best practices relevant to our business, as well as advance notice of legislative and regulatory developments that could have a significant impact on our company.

The Audit Committee has several controls in place to mitigate any potential independence risk related to auditor tenure, including those described below.

- **Annual Review of Performance and Independence** – In addition to its ongoing assessment and feedback provided to PwC, the Audit Committee evaluates the firm's performance and independence, as well as other factors such as auditor tenure, in determining whether or not to reappoint the firm for the following year
- **Limits on Non-Audit Services** – The Audit Committee assesses the impact providing non-audit services may have on PwC's independence each time it approves the firm's provision of these services, as well as during its annual assessment of the firm's independence; our company regularly uses other independent registered public accounting firms to provide non-audit services, engaging PwC only if permissible and where doing so confers significant benefits given its role as our independent auditor

- **Regular Consideration of Auditor Rotation** – The Audit Committee regularly considers whether to change the independent registered public accounting firm based on its assessment of PwC's audit quality, performance, compensation, independence and tenure, having most recently done so in 2022
- **Executive Sessions** – The Audit Committee meets regularly both with PwC without management present and with management without PwC present
- **Lead Engagement Partner Rotation and Selection** – A new lead engagement partner is designated at least every five years, with the current partner having been designated in advance of the 2019 audit. **The Audit Committee began discussions with the firm regarding the next lead engagement partner in mid-2022 and has selected the individual who will begin leading the audit in 2024.** In both cases, the Audit Committee interviewed the partner prior to his designation, and the Audit Committee was directly responsible for making the selection, in consultation with management and representatives from PwC.
- **Oversight by Lead Relationship Partner** – PwC designates a separate lead relationship partner to provide additional assurance and objective oversight; this partner meets at least annually with the Audit Committee and is available as needed to resolve any issues that may arise. A new lead relationship partner was designated in 2022, having been selected by the Audit Committee in consultation with PwC leadership. **This additional oversight and escalation point to address issues that may arise strengthens the independence of the audit engagement team and helps ensure continuous improvement in service quality.**

AUDITOR INDEPENDENCE

PwC has advised us that neither the firm nor any member thereof has any financial interest, direct or indirect, in our company or our subsidiaries, confirming to the Audit Committee that it is in compliance with the rules, standards and policies of the PCAOB and the regulations of the SEC governing auditor independence. In February 2024, the Audit Committee reviewed the non-audit services provided by PwC during 2023, including the related fees associated with previously pre-approved services, in assessing whether the firm's provision of these services impaired PwC's independence.

The Audit Committee discussed with PwC its independence from our company, Board and management and concluded that PwC was independent during 2023.

AUDITOR COMPENSATION

In approving PwC's services and fees, the Audit Committee considers whether PwC is best positioned to provide the services effectively and efficiently due to its familiarity with our operations, businesses, accounting policies and practices, internal controls, and financial and information technology systems, as well as whether the services enhance our ability to manage control risks and maintain audit quality. The Audit Committee regularly receives updates on the services provided by, and fees paid to, PwC to ensure that they are within the parameters approved by the Audit Committee; in the event that fees are expected to exceed what was pre-approved by the Audit Committee at the beginning of the audit, additional committee approval is required.

COMMITTEE APPROVAL OF SERVICES AND FEES

The Audit Committee has adopted procedures for the pre-approval of all audit and non-audit services and fees provided by the independent registered public accounting firm. In the fourth quarter of 2022, the Audit Committee approved the (i) audit, audit-related and other services PwC could perform in 2023 and (ii) permissible tax services the firm could provide during the year. The Audit Committee pre-approved PwC's fees for audit, audit-related, tax compliance, tax planning and other services in April 2023 (having approved interim fees for services through that time), received updates on year-to-date fees incurred in July and November, and assessed the final fees in connection with its review of audit results in February 2024. These procedures include reviewing and approving a plan for audit and permitted non-audit services, which includes a description of, and estimated fees for, each category of audit and non-audit services. Additional Audit Committee approval is required for services not included in the initial plan or for fees exceeding the budgeted amount for a particular category of services. The Audit Committee has delegated interim pre-approval authority to its Chair for additional services that may become necessary; these services are presented for approval by the entire Audit Committee at a subsequent meeting.

AUDIT FEES

In fiscal years 2023 and 2022, PwC provided the services shown below for our company – all of which were approved by the Audit Committee in accordance with the procedures described above – for which we paid the firm the fees indicated.

	2023	2022
Audit Fees[1]	$ 9,623,000	$ 9,158,000
Audit-Related Fees[2]	207,000	203,000
Tax Fees:		
Tax Compliance[3]	2,940,000	2,212,000
Tax Planning[4]	900,000	2,062,000
All Other Fees[5]	16,000	15,000
Total	**$13,686,000**	**$13,650,000**

(1) Includes fees for services performed to comply with the standards established by the PCAOB, including the audits of our financial statements and internal control over financial reporting; audits in connection with statutory filings; and other services that the principal independent registered public accounting firm can most effectively and efficiently provide, such as procedures related to comfort letters, consents and reviews of our SEC filings.

(2) Includes fees associated with assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, including assistance in financial due diligence related to acquisitions and divestitures and the audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans, as well as the audit or review of information technology systems and internal controls unrelated to the audit of the financial statements.

(3) Includes fees associated with tax compliance such as preparation of tax returns in foreign jurisdictions, tax audits and transfer pricing documentation.

(4) Includes fees for U.S. and non-U.S. tax planning, as well as tax planning related to restructuring actions, acquisitions and divestitures.

(5) Includes fees for any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources and other permissible services.

AUDIT COMMITTEE REPORT

COMPOSITION AND QUALIFICATIONS

The Audit Committee (referred to in this report as the "Committee") of our Board of Directors (our "Board") is composed of the directors named at the end of this report, each of whom meets the enhanced independence and experience standards for audit committee members required by SEC rules and NYSE listing standards. Our Board has determined all members to be financially literate and designated Patrick Siewert as an "audit committee financial expert" under applicable SEC regulations. Members of the Committee are prohibited from sitting on the audit committee of more than two other public companies, and all members are in compliance with this restriction.

PRIMARY RESPONSIBILITIES

The Committee has a written charter approved by our Board, which is available under Corporate Governance in the investors section of our website. The Committee annually reviews its charter and recommends changes to the Board for approval. The charter was most recently amended in December 2023.

During fiscal year 2023, the Committee primarily performed the activities described below on behalf of our Board.

- Reviewed and discussed with management and the independent registered public accounting firm our quarterly and annual financial results, earnings release documentation and the related reports we file with the SEC
- Reviewed and discussed with management, our Internal Audit leader and the independent registered public accounting firm our internal controls report and the independent registered public accounting firm's attestation thereof
- Evaluated the qualifications, performance and independence of the independent registered public accounting firm and met with representatives of the firm to discuss the scope, budget, staffing and progress of its audit
- Maintained responsibility for the compensation and oversight of the work of the independent auditor for the purpose of preparing or issuing its audit report or related work, as well as for approving the compensation of and engagement of any other registered public accounting firm preparing or issuing an audit report or related work or performing other audit or attest services
- Supervised our Internal Audit leader with respect to the scope, budget, staffing and progress of the internal audit and evaluated his individual performance, as well as the performance of his function
- Discussed significant financial risk exposures, including our cybersecurity risk management program and risks related to our company's information technology controls and security, and the steps taken by management to monitor and control these exposures

OVERSIGHT OF CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for our consolidated financial statements, accounting and financial reporting policies, internal control over financial reporting, and disclosure controls and procedures. The Committee appointed the independent registered public accounting firm of PricewaterhouseCoopers LLP (PwC) to provide audit, audit-related and tax compliance services, with limited tax planning and other services to the extent approved by the Committee. PwC performed independent audits of our 2023 consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), issuing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America (GAAP). The Committee's responsibility is to monitor and oversee our accounting and financial reporting processes and the audits of our consolidated financial statements and internal control over financial reporting. The members of the Committee are not professionally engaged in the practice of auditing or accounting and rely without independent verification on the information provided to them and the representations made by management and PwC.

The Committee reviewed and discussed our consolidated financial statements and related footnotes for the fiscal year ended December 30, 2023 – including our critical accounting policies and management's significant estimates and judgments – with management and PwC, as well as PwC's report and unqualified opinion on its audits. Management represented to the Committee and PwC that our consolidated financial statements were prepared in accordance with GAAP. PwC presented the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*. The Committee received these written disclosures and the letters from PwC required by the applicable requirements of the PCAOB regarding communications concerning independence – including Rule 3524, *Audit Committee Pre-approval of Certain Tax Services*, and Rule 3526, *Communication with Audit Committees Concerning Independence* – and discussed with PwC its independence from our company, Board and management.

Based on the Committee's review and discussions with management and PwC, as well as the Committee's review of the representations of management and the audit report and unqualified opinion of PwC, the Committee recommended that our Board approve our Annual Report on Form 10-K for the fiscal year ended December 30, 2023.

OVERSIGHT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Committee is responsible for appointing the independent registered public accounting firm and monitoring and overseeing the firm's qualifications, compensation, performance and independence. In this capacity, the Committee reviewed with PwC the overall scope of services and fees for its audit and monitored the progress of PwC's audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the firm's findings and required resources.

PwC provided to the Committee the written disclosures and independence letter required by the PCAOB. The Committee discussed with PwC its independence from our company and management and concluded that PwC was independent during fiscal year 2023. The Committee has a policy requiring pre-approval of fees for audit, audit-related, tax compliance, tax planning and other services and has concluded that PwC's provision of limited non-audit services to our company in 2023 did not impair its independence.

Under its charter, the Committee is required to regularly consider whether it is appropriate to change the independent registered public accounting firm, having most recently formally evaluated whether it may be appropriate to do so in 2022, with a view to ensuring that audit quality would continue to be paramount. **Recognizing that – aided by the regular rotation of both the lead engagement partner and the lead relationship partner – PwC has continued to exercise independence in challenging management, the Committee determined to retain PwC, noting the firm's audit effectiveness and consistently improving service delivery**.

The Committee has determined that the appointment of PwC as our independent registered public accounting firm for fiscal year 2024 is in the best interest of our company and stockholders. The Committee has appointed PwC in this capacity and our Board has recommended that stockholders ratify the appointment.

OVERSIGHT OF INTERNAL AUDIT

The Committee's responsibility is to monitor and oversee our internal audit function, reviewing the significant audit results reported to management and management's responses thereto. In this capacity, the Committee reviews with our Internal Audit leader the overall scope and budget for the internal audit, and regularly monitors the progress of the internal audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including key findings and required resources. The Committee supervises our Internal Audit leader in the conduct of his operational responsibilities and evaluates his individual performance as well as that of the entire internal audit function.

EXECUTIVE SESSIONS

The Committee regularly meets separately in executive session without management present with each of our Internal Audit leader and PwC to review and discuss their evaluations of the overall quality of our accounting and financial reporting and internal control. The Committee also regularly meets, without PwC or our Internal Audit leader present, with management, our CFO and our Controller, and meets as needed with other members of management such as our CEO and CLO, to discuss, among other things, significant risk exposures impacting our financial statements and accounting policies.

STOCKHOLDER FEEDBACK

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding our accounting, internal controls and auditing matters. See *Complaint Procedures for Accounting and Auditing Matters* in the *Governance* section of this proxy statement. The Committee welcomes feedback regarding its oversight of our audit program. Stockholders may communicate with the Committee by writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

Former director Anthony Anderson served on the Audit Committee through July 2023 and new director Maria Fernanda Mejia was appointed to the Audit Committee in February 2024. Neither Mr. Anderson nor Ms. Mejia participated in the review, discussions and recommendations reflected in this Audit Committee Report.

Martha N. Sullivan, Chair



Andres A. Lopez



Patrick T. Siewert



William R. Wagner



SECURITY OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF MANAGEMENT AND SIGNIFICANT STOCKHOLDERS

The table below shows the number of shares of our common stock beneficially owned by our (i) current directors; (ii) NEOs; (iii) current directors and executive officers as a group; and (iv) greater-than-five-percent, or "significant," stockholders, in each case as of the February 26, 2024 record date for the Annual Meeting.

Name of Beneficial Owner	Common Stock[(1)]	Number of Rights Exercisable and Vesting within 60 Days[(2)]	Number of Shares Beneficially Owned	Percent of Class[(3)]
Current Directors				
Bradley A. Alford	24,085	22,398	46,483	*
Mitchell R. Butier	308,262	202,673	510,935	*
Ken C. Hicks	29,932	15,330	45,262	*
Andres A. Lopez	2,245	1,649	3,894	*
Maria Fernanda Mejia	–	–	–	*
Francesca Reverberi	108	–	108	*
Patrick T. Siewert	17,255	–	17,255	*
Julia A. Stewart	10,698	43,303	54,001	*
Deon M. Stander	46,478	13,730	60,208	*
Martha N. Sullivan	17,590	13,864	31,454	*
William R. Wagner	510	–	510	*
Non-Director NEOs				
Gregory S. Lovins	64,228	13,914	78,142	*
Francisco Melo	16,905	3,429	20,334	*
Deena Baker-Nel	3,121	4,162	7,283	*
Nicholas R. Colisto	7,978	3,766	11,744	*
All current directors and executive officers as a group (17 persons)	561,637	342,584	904,221	1.1%
Significant stockholders				
The Vanguard Group[(4)]	9,623,611	–	9,623,611	12.0%
BlackRock, Inc.[(5)]	7,381,914	–	7,381,914	9.2%
T. Rowe Price Investment Management, Inc.[(6)]	4,276,716	–	4,276,716	5.3%

(1) Each current director, non-director NEO and current executive officer has sole voting and investment power with respect to their respective shares and no shares have been pledged as security by any such person. Includes the following shares held in our employee savings plan as of February 26, 2024: Butier – 4,148, Lovins – 2,157, Baker-Nel – 1,423, and all current directors and executive officers as a group – 8,654. Their business address is 8080 Norton Parkway, Mentor, Ohio 44060.

(2) Numbers reported in this column are not entitled to vote during the Annual Meeting. Includes the following number of DSUs deferred through the DDECP by the following directors as of February 26, 2024, as to which they have no voting or investment power: Alford – 22,398; Hicks – 15,330; Lopez – 1,649; Stewart – 43,303; and Sullivan – 13,864. DSUs are included as beneficially owned because, if the director were to leave our Board, his or her DDECP account would be valued as of the date of separation and the equivalent number of shares of our common stock, less fractional shares, would be issued to the separating director. For Messrs. Butier and Stander and all non-director NEOs and executive officers, includes PUs and MSUs vesting within 60 days of February 26, 2024.

(3) Percent of class based on 80,520,396 shares of our common stock outstanding as of February 26, 2024. Individuals with an (*) beneficially own less than 1% of our outstanding common stock.

(4) Number of shares beneficially owned based on information as of December 31, 2023 contained in Amendment No. 13 to Schedule 13G filed with the SEC on February 13, 2024. The Vanguard Group has sole voting power with respect to no shares; shared voting power with respect to 102,691 shares; sole dispositive power with respect to 9,281,495 shares; and shared dispositive power with respect to 342,116 shares. The Vanguard Group is an investment adviser, in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act, with a business address of 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5) Number of shares beneficially owned based on information as of December 31, 2023 contained in Amendment No. 15 to Schedule 13G filed with the SEC on January 24, 2024. BlackRock, Inc. has sole voting power with respect to 6,640,110 shares; shared voting power with respect to no shares; sole dispositive power with respect to all 7,381,914 shares; and shared dispositive power with respect to no shares. BlackRock, Inc. is a parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, with a business address of 50 Hudson Yards, New York, New York 10001.

(6) Number of shares beneficially owned based on information as of December 31, 2023 contained in Schedule 13G filed with the SEC on February 14, 2024. T. Rowe Price Investment Management, Inc. has sole voting power with respect to 1,881,941 shares; shared voting power with respect to no shares; sole dispositive power with respect to all 4,276,716 shares; and shared dispositive power with respect to no shares. T. Rowe Price Investment Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, with a business address of 101 E. Pratt Street, Baltimore, Maryland 21201.

RELATED PERSON TRANSACTIONS

Under our Governance Guidelines, Board members are expected to comply with our Code of Conduct and avoid any action, position or interest that conflicts or may appear to conflict with those of our company. The Governance Committee oversees our conflict of interest policy, which prohibits our officers (including all executive officers) and employees – or any of their immediate family members – from directly or indirectly doing business, seeking to do business or owning an interest in an entity that does business or seeks to do business with our company without having received prior written approval. Any officer or employee who has a question as to the interpretation of the policy or its application to a specific activity, transaction or situation may submit the question in writing to our law department for any further review necessary by the Governance Committee.

All employees at the level of manager and above and all non-supervisory professionals are regularly required to complete a compliance certification in which they must (i) disclose, among other things, whether they or any of their immediate family members have a job, contract or other position with an entity that has commercial dealings with our company and (ii) certify that they have complied with our Code of Conduct and key company policies. Disclosures are reviewed by our compliance and law departments in consultation with senior management to determine whether the activity has the potential to significantly influence our business. The Governance Committee received a report from our Chief Compliance Officer on the disclosures elicited in the 2022 compliance certification in early 2023. We plan to conduct the compliance certification process later this year, after which results will be discussed with the Governance Committee. In the event that an unresolved disclosure potentially gives rise to a significant conflict of interest, the committee determines whether a conflict of interest exists or whether there is a reasonable likelihood that the activity, transaction or situation would influence the individual's judgment or actions in performing his or her duties.

In addition, each of our directors and executive officers annually completes a questionnaire designed to solicit information about any potential related person transactions. Transactions involving directors are reviewed with the Governance Committee by our Corporate Secretary in connection with its annual assessment of director independence. Responses from executive officers are reviewed by our Corporate Secretary with oversight by the Governance Committee in the event any such transactions are identified.

We review internal financial records to identify transactions with security holders known by us from information contained in Schedules 13D or 13G filed with the SEC to be beneficial owners of more than 5% of our common stock to determine whether we have any relationships with the security holders that might constitute related person transactions under Item 404(a) of Regulation S-K. Our Corporate Secretary discusses any relationships constituting related person transactions with the Governance Committee.

During fiscal year 2023, there were no related person transactions requiring disclosure under SEC rules and regulations and all related person transactions were reviewed in accordance with the policies and procedures described above.

VOTING AND MEETING Q&A

ANNUAL REPORT AND PROXY MATERIALS

HOW DO I ACCESS THE 2023 ANNUAL REPORT AND 2024 PROXY MATERIALS?

We have elected to provide access to our proxy materials on the internet. Accordingly, we are sending the Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. Brokers, banks and other nominees (collectively, "nominees") who hold shares on behalf of beneficial owners (also called "street name" holders) will send a similar notice. You will have the ability to access our proxy materials on the website referred to in the Notice. Instructions on how to request printed proxy materials by mail, including an option to receive paper copies in the future, may be found in the Notice and on the website referred to in the Notice.

On or about March 11, 2024, we will make this proxy statement and 2023 Annual Report available online and begin mailing the Notice to all stockholders entitled to vote. On or about the same date, we will begin mailing our 2023 Integrated Report, which includes our 2023 Annual Report and 2024 notice and proxy statement, together with a proxy card, to stockholders entitled to vote during the Annual Meeting who have previously requested paper copies. In addition, if you request paper copies of these materials for the first time, they will be mailed within three business days of request. If you hold your shares in street name, you may request paper copies of the proxy statement and proxy card from your nominee by following the instructions on the notice your nominee provides to you.

Stockholders of record may obtain a copy of this proxy statement without charge by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

WHAT IS HOUSEHOLDING?

We will deliver one copy of our 2023 Integrated Report to stockholders sharing the same address. Householding allows us reduce our printing and postage costs and prevents multiple proxy materials from being received at your household; it does not impact the delivery of dividend checks.

For holders who share an address, we are sending only one 2023 Integrated Report to that address unless we have received instructions to the contrary from any stockholder at that address. If you wish to receive an additional copy of our 2023 Integrated Report, or if you receive multiple copies and wish to receive a single copy in the future, you may make your request by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

If you wish to revoke your consent to householding and receive separate copies of our proxy statement and annual report in future years, you may call Broadridge Investor Communications Services toll-free at 866.540.7095 in the U.S. and Canada or write them c/o Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

HOW CAN I ACCESS THE ANNUAL REPORT AND PROXY MATERIALS ELECTRONICALLY?

Instead of receiving paper copies of annual reports and proxy materials by mail in the future, you can elect to receive an email with a link to these documents on the internet, which allows you to access them more quickly, save us the cost of printing and mailing them to you, reduce the amount of mail you receive from us and help us preserve environmental resources.

You may enroll to access proxy materials and annual reports electronically for future Annual Meetings by registering online at the following website: https://enroll.icsdelivery.com/avy. If you are voting online, you can follow the links on the voting website to reach the electronic enrollment website.

VOTING

WHO IS SOLICITING MY VOTE?

Our Board is soliciting your vote in connection with the Annual Meeting.

WHO IS ENTITLED TO VOTE?

Stockholders of record as of the close of business on February 26, 2024 are entitled to notice of, and to vote at, the Annual Meeting. Our common stock is the only class of shares outstanding, and there were 80,520,396 shares of common stock outstanding on February 26, 2024. The list of stockholders entitled to vote will be available for inspection during the Annual Meeting, as well as starting 10 days before the Annual Meeting during regular business hours at our company headquarters located at 8080 Norton Parkway, Mentor, Ohio 44060. You are entitled to one vote for each share of common stock you held on the record date.

HOW DO I VOTE?

You may vote by submitting a proxy or voting during the Annual Meeting at www.virtualshareholdermeeting.com/AVY2024. If you are a beneficial holder, you may only vote during the meeting if you properly request and receive a legal proxy in your name from the nominee that holds your shares.

The method of voting by proxy differs depending on whether you are viewing this proxy statement online or reviewing a paper copy.

- If you are viewing this proxy statement online, you may vote your shares by (i) submitting a proxy by telephone or online by following the instructions on the website or (ii) requesting a paper copy of the proxy materials and following one of the methods described below.
- If you are reviewing a paper copy of this proxy statement, you may vote your shares by (i) submitting a proxy by telephone or online by following the instructions on the proxy card or (ii) completing, dating and signing the proxy card included with the proxy statement and returning it in the preaddressed, postage-paid envelope provided.

Whether or not you plan to attend the Annual Meeting, we urge you to vote promptly using one of the methods described above. We encourage you to vote by telephone or online since these methods immediately record your vote and allow you to confirm that your votes have been properly recorded. Telephone and online votes must be received by 11:59 p.m. Eastern Time on April 24, 2024.

WHAT IF MY SHARES WERE ACQUIRED THROUGH THE DIRECT SHARE PURCHASE AND SALE PROGRAM?

Shares acquired through our Direct Share Purchase and Sale Program may be voted by following the procedures described above.

WHAT IF MY SHARES ARE HELD IN THE EMPLOYEE SAVINGS PLAN?

If you hold shares as a participant in our Employee Savings (401(k)) Plan, your vote serves as a voting instruction to Fidelity Management Trust Company, the trustee of the plan, on how to vote your shares. Your voting instruction must be received by the trustee by 11:59 p.m. Eastern Time on April 22, 2024.

If the trustee does not receive your instruction in a timely manner, your shares will be voted in the same proportion as the shares voted by plan participants who timely furnish instructions. Shares of our common stock that have not been allocated to participant accounts will also be voted by the trustee in the same proportion as the shares voted by plan participants who timely furnish instructions.

HOW DO I REVOKE MY PROXY OR CHANGE MY VOTE AFTER I HAVE VOTED?

If you give a proxy pursuant to this solicitation, you may revoke it at any time before it is acted upon during the Annual Meeting by (i) submitting another proxy by telephone or online (only your last instructions will be counted); (ii) sending a later dated paper proxy; or (iii) if you are entitled to do so, voting during the Annual Meeting. Simply attending the Annual Meeting will not revoke your proxy.

If your shares are held in street name, you may only change your vote by submitting new voting instructions to your nominee. You must contact your nominee to find out how to change your vote. Shares held in our Employee Savings Plan cannot be changed or revoked after 11:59 p.m. Eastern Time on April 22, 2024, nor can they be voted during the Annual Meeting.

IS MY VOTE CONFIDENTIAL?

Except in contested proxy solicitations, when required by law or as authorized by you (such as by making a written comment on your proxy card, in which case the comment, but not your vote, may be shared with our company), your vote or voting instruction is confidential and will not be disclosed other than to the broker, trustee, agent or inspector of election tabulating your vote.

HOW WILL VOTES BE COUNTED?

Votes cast by proxy or during the Annual Meeting will be tabulated by a representative from Broadridge Financial Solutions, Inc., the independent inspector of election appointed by our Board. The inspector of election will also determine whether a quorum is present. During the Annual Meeting, shares represented by proxies that reflect abstentions or broker non-votes (which are shares held by a nominee that are represented, but with respect to which the nominee neither has discretionary authority to vote nor has been given actual authority to vote on a particular item) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Items 1, 2 and 3 are non-routine under the rules of the NYSE and Item 4 is routine. Nominees are prohibited from voting on non-routine items in the absence of instructions from the beneficial owners of the shares; as a result, **if you hold your shares in street name and do not timely submit voting instructions to your nominee, your shares will not be voted on Item 1, election of directors; Item 2, approval, on an advisory basis, of our executive compensation; or Item 3, approval of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to provide that stockholders holding 25% of our outstanding common stock have the right to request that we call special meetings of stockholders.** We urge you to promptly provide voting instructions to your nominee so that your vote is counted.

The vote required to approve each of the Annual Meeting business items, as well as the impact of abstentions and broker non-votes, is shown in the chart below.

	ITEM OF BUSINESS	VOTE REQUIRED	IMPACT OF ABSTENTIONS	IMPACT OF BROKER NON-VOTES
1	**Election of directors**	Majority of votes cast	Not counted as votes cast; no impact on outcome	Not counted as votes cast; no impact on outcome
2	**Advisory vote to approve executive compensation**	Majority of shares represented and entitled to vote	Negative impact on outcome	Not counted as represented and entitled to vote; no impact on outcome
3	**Approval of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to provide that stockholders holding 25% of outstanding common stock have the right to request that we call special meetings of stockholders**	Majority of shares outstanding	Negative impact on outcome	Negative impact on outcome
4	**Ratification of appointment of PwC as our independent registered public accounting firm for FY 2024**	Majority of shares represented and entitled to vote	Negative impact on outcome	Not applicable

WHAT IF THERE IS ADDITIONAL BUSINESS TO BE VOTED ON?

As of the date of this proxy statement, we know of no other business to be presented for consideration during the meeting. If any other business properly comes before the meeting, your vote will be cast on any such other business by the individuals acting pursuant to your proxy in their best judgment.

HOW DO I FIND VOTE RESULTS?

We expect to announce preliminary voting results during the Annual Meeting and report final voting results in a Current Report on Form 8-K filed with the SEC on or before May 1, 2024.

ANNUAL MEETING INFORMATION

WHAT IS THE TIME, DATE AND FORMAT OF THE ANNUAL MEETING?

The Annual Meeting will take place at 2:30 p.m. Eastern Time on April 25, 2024. To allow stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet.

HOW CAN I ATTEND THE VIRTUAL MEETING?

To attend the virtual Annual Meeting, you will need to log in to the virtual meeting website at www.virtualshareholdermeeting.com/AVY2024 using the 16-digit control number on your Notice, proxy card or voting instruction form. Online access to the live audio webcast of the Annual Meeting will open at 2:15 p.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its start time as we plan to begin conducting the meeting promptly.

HOW DO I ASK QUESTIONS DURING THE MEETING?

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, using easy-to-use online tools that allow you to attend, vote and ask questions. Only stockholders as of the record date or their properly appointed proxies may ask questions during the meeting, and our Executive Chairman may limit the length of discussion on any particular matter. During the Annual Meeting, you can view our Ground Rules for Conduct of Meeting and submit questions on the meeting website.

After the business portion of the Annual Meeting concludes and the meeting is adjourned, **we will hold a Q&A session during which we intend to answer all questions** submitted timely that are pertinent to our company and the items being brought before stockholder vote, as time permits and in accordance with our Ground Rules for Conduct of Meeting. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To ensure all questions are able to be addressed, we will respond to no more than three questions from any single stockholder. **Answers to questions not addressed during the meeting, if any, will be posted promptly after the meeting on the investors section of our website.**

As a result of time constraints and other considerations, we cannot assure you that every stockholder wishing to address the meeting will have the opportunity to do so. However, stockholders are invited to direct inquiries or comments regarding business matters to our Investor Relations department by email to investorcom@averydennison.com or by mail to 8080 Norton Parkway, Mentor, Ohio 44060. In addition, stockholders wishing to address matters to our Board or any of its members may do so as described under Contacting Our Board in the *Our Board of Directors* section of this proxy statement.

WHAT DO I DO IF I AM HAVING TECHNICAL ISSUES ACCESSING OR PARTICIPATING IN THE MEETING?

Beginning 15 minutes prior to, and during, the Annual Meeting, we will have support available to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulty accessing, or during, the virtual meeting, please call the support team at 1.844.986.0822 (toll-free in the U.S. and Canada) or +1.303.562.9302 (for all other attendees).

HOW ARE PROXIES BEING SOLICITED?

We have retained Morrow Sodali LLC to assist in soliciting proxies for a fee of $12,000, plus reimbursement of out-of-pocket expenses incident to preparing and mailing our proxy materials. Certain of our employees may solicit proxies by telephone or email; these employees will not receive any additional compensation for their proxy solicitation efforts. We will pay the costs related to our solicitation of proxies and reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding our proxy materials to beneficial stockholders. You can help reduce these costs in the future by consenting to access our proxy materials electronically.

MATTERS RELATED TO 2025 ANNUAL MEETING

HOW DO I SUBMIT ITEMS FOR POTENTIAL CONSIDERATION AT THE 2025 ANNUAL MEETING?

To propose business satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our proxy statement for the 2025 Annual Meeting, you must provide notice of proposed items so they are received at our principal executive offices on or before November 11, 2024. If you wish to nominate persons for election to our Board or bring any other business before an annual meeting under the advance notice provisions or our Bylaws, you must notify our Corporate Secretary at our principal executive offices in writing 90 to 120 days prior to the first anniversary of the preceding year's annual meeting (with respect to the 2025 Annual Meeting, no earlier than December 26, 2024 and no later than January 25, 2025) and comply with the other requirements set forth in our Bylaws.

Your notice must include, among other things, the information described below and in greater detail in Article II, Section 14 of our Bylaws, which are available under Corporate Governance in the investors section of our website.

- As to each person who you propose to nominate for election or reelection as a director:
  - All information relating to the person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14 under the Exchange Act
  - The person's written consent to be named in our proxy statement and accompanying proxy card as a nominee and serve as a director if elected for a full term until the next meeting at which such nominee would face reelection
  - All information with respect to such person that would be required to be set forth in a stockholder's notice pursuant to our Bylaws if such person were a stockholder
  - A description of all direct and indirect material interest in any material contract or agreement between or among any stockholder, on the one hand, and the nominee (and his or her affiliates), on the other hand, as more particularly set forth in our Bylaws
- As to any other item of business you propose to bring before the meeting, a brief description of the business; the reasons for conducting the business during the meeting; a reasonably detailed description of all agreements, arrangements and understandings between or among any stockholders and between or among any stockholder and other person or entity in connection with the proposal of such business by such stockholder; and any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act
- Your name and address, and the class and number of shares you own beneficially and as of record, as well as information relating to your security ownership in our company

Stockholder items of business that do not fully comply with the advance notice and other requirements contained in our Bylaws will not be permitted to be brought before the 2025 Annual Meeting. In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our Board's nominees must provide written notice to our Corporate Secretary at our principal executive offices that includes the information required by Rule 14a-19 under the Exchange Act no later than February 24, 2025.

We intend to file a proxy statement and a white proxy card with the SEC in connection with our solicitation of proxies for the 2025 Annual Meeting.

HOW DO I NOMINATE DIRECTORS FOR INCLUSION IN THE 2025 PROXY STATEMENT?

Our Bylaws permit a stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's outstanding shares of common stock continuously for at least three years to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of our Board, subject to the requirements contained in Article II, Section 17 of our Bylaws, which are available under Corporate Governance in the investors section of our website. Notice of proxy access director nominees for the 2025 Annual Meeting must be delivered to our Corporate Secretary at our principal executive offices no earlier than October 12, 2024 and no later than November 11, 2024 and must otherwise comply with the requirements set forth in our Bylaws.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES FROM GAAP

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for quarters and year-to-date periods, as applicable. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are also useful to their assessments of our performance and operating trends, as well as liquidity.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal proceedings, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture investments, currency adjustments due to highly inflationary economies, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use the following non-GAAP financial measures in this proxy statement, which are reconciled from GAAP on the following pages:

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation; the reclassification of sales between segments; where applicable, an extra week in our fiscal year and the calendar shift resulting from the extra week in the prior fiscal year; and currency adjustments for transitional reporting of highly inflationary economies. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current period average exchange rates to exclude the effect of foreign currency fluctuations.
- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

  We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.
- *Adjusted EBITDA* refers to adjusted operating income before depreciation and amortization. Adjusted operating income is income before taxes; interest expense; other non-operating expense (income), net; and other expense (income), net.
- *Adjusted EBITDA margin* refers to adjusted EBITDA as a percentage of net sales.

  Adjusted net income per common share, assuming dilution (adjusted EPS), refers to adjusted net income divided by the weighted average number of common shares outstanding, assuming dilution. Adjusted net income is income before taxes, tax-effected at the adjusted tax rate, and adjusted for tax-effected restructuring charges and other items. Adjusted tax rate is the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that are expected to significantly impact that rate, such as effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

  We believe that adjusted EBITDA, adjusted EBITDA margin and adjusted EPS assist investors in understanding our core operating trends and comparing our results with those of our competitors.
- *Adjusted free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from company-owned life insurance policies, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Where applicable, adjusted free cash flow is also adjusted for certain acquisition-related transaction costs. We believe that adjusted free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

- *Return on total capital* (ROTC) refers to net income excluding interest expense and amortization of intangible assets from acquisitions, net of tax benefit, divided by the average of beginning and ending invested capital. We believe that ROTC assists investors in understanding our ability to generate returns from our capital.
- *Adjusted earnings before interest and taxes* (EBIT) refers to earnings before interest expense, other non-operating expense (income), taxes and equity method investment losses, excluding non-cash restructuring costs, and other items. We believe that adjusted EBIT assists investors in understanding our core operating trends and comparing our results with those of our competitors. We use adjusted EBIT to calculate economic value added (EVA), one of the performance objectives used in our long-term incentive compensation program.

SALES CHANGE EX. CURRENCY AND ORGANIC SALES CHANGE

($ in millions)	2021	2022	2023	2021-2023 3-YR CAGR[1]
Net sales	**$8,408.3**	**$9,039.3**	**$8,364.3**	**6.3%**
Reported net sales change	20.6%	7.5%	(7.5)%	
Foreign currency translation	(3.4)%	5.6%	0.6%	
Extra week impact	1.4%	–	–	
Sales change ex. currency (non-GAAP)[2]	18.6%	13.1%	(6.9)%	7.7%
Acquisitions and product line divestiture	(3.1)%	(3.6)%	(0.8)%	
Organic sales change (non-GAAP)[2]	15.6%	9.5%	(7.7%)	5.3%

(1) Reflects three-year compound annual growth rates, with 2020 as the base period.

(2) Totals may not sum due to rounding.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

($ in millions)	2021	2022	2023	2021-2023 3-YR CAGR[1]
Net sales	**$8,408.3**	**$9,039.3**	**$8,364.3**	
Operating income before interest expense, other non-operating expense (income), taxes, and equity method investment losses, as reported	**$1,058.7**	**$1,074.0**	**$ 782.9**	**(1.1)%**
Operating margins, as reported	**12.6%**	**11.9%**	**9.4%**	
Non-GAAP adjustments:				
Restructuring charges:				
Severance and related costs, net of reversals	$ 10.5	$ 7.6	$ 70.8	
Asset impairment and lease cancellation charges	3.1	0.1	8.6	
Other items[2]	(8.0)	(8.3)	101.5	
Adjusted operating income (non-GAAP)	$1,064.3	$1,073.4	$ 963.8	
Adjusted operating margins (non-GAAP)	12.7%	11.9%	11.5%	
Depreciation and amortization	$ 244.1	$ 290.7	$ 298.4	
Adjusted EBITDA (non-GAAP)	$1,308.4	$1,364.1	$1,262.2	5.7%
Adjusted EBITDA margins (non-GAAP)	15.6%	15.1%	15.1%	

(1) Reflects three-year compound annual growth rates, with 2020 as the base period.

(2) Includes pre-tax (gain)/loss on venture investments, gain on sale of product line, (gain)/loss on sales of assets, outcomes of legal proceedings, transaction and related costs, and Argentine peso remeasurement loss. The Argentine peso remeasurement loss only includes the third and fourth quarters of 2023 as prior amounts were not material.

ADJUSTED EPS

($ in millions, except per share amounts)	2021	2022	2023	2021-2023 3-YR CAGR[1]
As reported net income	**$740.1**	**$757.1**	**$503.0**	**(3.3)%**
As reported net income per common share, assuming dilution	**$ 8.83**	**$ 9.21**	**$ 6.20**	**(2.1)%**
Non-GAAP adjustments per common share, net of tax:				
Restructuring charges and other items[2]	0.05	(0.06)	1.85	
Argentine interest income	–	–	(0.15)	
Pension plan settlement and curtailment losses	0.03	–	–	
Adjusted net income per common share, assuming dilution (non-GAAP)	$ 8.91	$ 9.15	$ 7.90	3.6%

Adjusted tax rates were 25%, 24.7% and 25.8% for 2021, 2022 and 2023, respectively.

(1) Reflects three-year compound annual growth rates, with 2020 as the base period.

(2) Other items include (gain)/loss on venture investments, gain on sale of product line, (gain)/loss on sales of assets, outcomes of legal proceedings, transaction and related costs, and Argentine peso remeasurement loss. The Argentine peso remeasurement loss only includes the third and fourth quarters of 2023 as prior amounts were not material.

ADJUSTED FREE CASH FLOW

($ in millions)	2021	2022	2023
Net cash provided by operating activities	**$1,046.8**	**$ 961.0**	**$ 826.0**
Purchases of property, plant and equipment	(255.0)	(278.1)	(265.3)
Purchases of software and other deferred charges	(17.1)	(20.4)	(19.8)
Proceeds from company-owned life insurance policies	–	–	48.1
Proceeds from sales of property, plant and equipment	1.1	2.3	1.0
Proceeds from insurance and sales (purchases) of investments, net	3.1	1.9	1.9
Payments for certain acquisition-related transaction costs	18.8	0.6	–
Adjusted free cash flow (non-GAAP)	$ 797.7	$ 667.3	$ 591.9

RETURN ON TOTAL CAPITAL (ROTC)

($ in millions)	2022	2023
As reported net income	**$ 757.1**	**$ 503.0**
Interest expense, net of tax benefit	63.7	86.2
Intangible amortization, net of tax benefit	62.0	62.5
Effective tax rate	24.2%	27.6%
Net income, excluding interest expense and intangible amortization, net of tax benefit	$ 882.8	$ 651.7
Total debt	$3,102.1	$3,244.3
Shareholders' equity	$2,032.2	$2,127.9
Total debt and shareholders' equity	$5,134.3	$5,372.2
ROTC (non-GAAP)	17.4%	12.4%

ADJUSTED EARNINGS BEFORE INTEREST AND TAXES (EBIT)

($ in millions)	2021	2022	2023
As reported net income	**$ 740.1**	**$ 757.1**	**$ 503.0**
Adjustments:			
Interest expense	70.2	84.1	119.0
Other non-operating expense (income), net	(4.1)	(9.4)	(30.8)
Provision for income taxes	248.6	242.2	191.7
Equity method investment losses	3.9	–	–
Operating income before interest expense, other non-operating expense (income), taxes, and equity method investment losses	$1,058.7	$1,074.0	$ 782.9
Reconciling items:			
Non-cash restructuring costs	2.4	0.1	8.3
Other items[1]	(16.8)	(66.1)	32.9
Adjusted earnings before interest expense, other non-operating expense (income), taxes, equity method investment losses, non-cash restructuring costs, and other items (non-GAAP)	$1,044.3	$1,008.0	$ 824.1

(1) Includes impact of acquisitions completed after targets were set and the Russia-Ukraine war, (gain)/loss on venture investments, gain on sale of product line, (gain)/loss on sales of assets, outcomes of legal proceedings, transaction and related costs, and Argentine peso remeasurement loss. The Argentine peso remeasurement loss only includes the third and fourth quarters of 2023 as prior amounts were not material.

APPENDIX B – TEXT OF CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AVERY DENNISON CORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Avery Dennison Corporation, a Delaware corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. Article VII of the Amended and Restated Certificate of Incorporation of the Corporation (the "Charter") is hereby amended in its entirety to read as follows:

> "Directors shall be elected annually for terms of one year and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office. Should a vacancy occur or be created, including from an increase in the number of directors, the remaining directors (even though less than a quorum) may fill the vacancy for the remainder of the term in which the vacancy occurs or is created. Any director elected or appointed to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor."

2. Article X of the Charter is hereby amended in its entirety to read as follows:

> "Special meetings of the stockholders of the Corporation for any purpose or purposes (i) may be called at any time by the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings or (ii) shall be called by the Secretary of the Corporation upon a written request of the holders of record who "own" (as such term is defined in the Bylaws of the Corporation (as they may be amended and/or restated from time to time, the "Bylaws") at least twenty-five percent (25%) of the outstanding shares of Common Stock and who have complied in full with the requirements set forth in the Bylaws, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provision of the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the Delaware General Corporation Law, then such special meeting may also be called by the person or persons, in the manner, at the times and for the purpose so specified."

3. The foregoing amendments to the Charter were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this day of 2024.

AVERY DENNISON CORPORATION

By: ______________________________
Name:
Title:


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